     As filed with Securities and Exchange Commission on November 2, 2009
                                                    Registration No. 333-160848

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

                            PRE-EFFECTIVE AMENDMENT
                                 NO. 1 TO THE

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                  MetLife Investors Variable Life Account One
                          (Exact Name of Registrant)
                      MetLife Investors Insurance Company
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)

                    General American Life Insurance Company
                              (Name of Guarantor)
                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                Name and complete address of agent for service:
                              Richard C. Pearson
                           Vice President, Associate
                         General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (800) 989-3752

                     Approximate Date of Proposed Filing:
  As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered: (1) Modified Single Premium Variable Life Insurance Policy and (2) Guarantee related to insurance obligations under variable life insurance contracts

          THE MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                   ISSUED BY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                                      AND

                      METLIFE INVESTORS INSURANCE COMPANY

                               NOVEMBER 9, 2009

This prospectus describes the Modified Single Premium Variable Life Insurance Policy (Policy) offered by MetLife Investors Life Insurance Company ("MetLife Investors", "We" or "Us"). The prospectus describes all material features and benefits of the Policy. The language in the prospectus determines your rights under the federal securities laws.

The Policy has been designed to be used for estate and retirement planning and other insurance needs of individuals.

The Policy offers you the Investment Portfolios listed below. The Investment Portfolios are part of Franklin Templeton Variable Insurance Products Trust, Met Investors Series Trust, and Metropolitan Series Fund, Inc. When you buy a Policy, you bear the complete investment risk.

Your Account Value and, under certain circumstances, the death benefit under the Policy, may increase or decrease or the duration of the death benefit may vary depending on the investment experience of the Investment Portfolio(s) you select.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):
  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A):
  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A):
  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Modified Single Premium Variable Life Insurance Policy. The Securities and Exchange Commission ("SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding companies that file electronically with the SEC.

The Policy:

..  is not a bank deposit
..  is not federally insured
..  is not endorsed by any bank or government agency
..  is not guaranteed and may be subject to loss of principal

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Policies described in this prospectus were originally issued under MetLife Investors Variable Life Account Five. Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five with and into MetLife Investors Variable Life Account One. (See "The Separate Account.") WE NO LONGER OFFER THE POLICY DESCRIBED IN THIS PROSPECTUS TO NEW PURCHASERS. WE DO CONTINUE TO ACCEPT PREMIUM PAYMENTS FROM EXISTING POLICY OWNERS AS DESCRIBED IN "PURCHASES--PREMIUMS".

  TABLE OF CONTENTS                                                      PAGE
  SPECIAL TERMS.........................................................   4
  SUMMARY...............................................................   5
  PART I................................................................   9
  1. THE VARIABLE LIFE INSURANCE POLICY.................................   9
  2. PURCHASES..........................................................  10
       Premiums.........................................................  10
       Application for a Policy.........................................  10
       Allocation of Premiums...........................................  10
       Grace Period.....................................................  11
       Accumulation Unit Values.........................................  11
  3. INVESTMENT OPTIONS.................................................  12
       Franklin Templeton Variable Insurance Products Trust (Class 1)...  13
       Met Investors Series Trust (Class A).............................  13
       Metropolitan Series Fund, Inc. (Class A).........................  13
       Transfers........................................................  14
       Market Timing....................................................  14
       Dollar Cost Averaging Program....................................  15
       Automatic Rebalancing Program....................................  16
       Substitution.....................................................  16
  4. EXPENSES...........................................................  16
       Insurance Charges................................................  16
       Mortality and Expense Risk Charge................................  16
       Administrative Charge............................................  16
       Tax Expense Charge...............................................  17
       Cost of Insurance Charge.........................................  17
     Annual Policy Maintenance Fee......................................  17
     Annual Withdrawal Amount...........................................  17
     Surrender Charge...................................................  18
     Nursing Home Waiver................................................  18
     Deferred Premium Tax Charge........................................  18
     Transfer Fee.......................................................  18
     Taxes..............................................................  19
     Investment Portfolio Expenses......................................  19
     Annual Operating Expenses..........................................  19
  5. DEATH BENEFIT......................................................  20
     Accelerated Death Benefit..........................................  20
     Joint Lives........................................................  20
     Payment of Proceeds................................................  21
  6. TAXES..............................................................  21
     Life Insurance in General..........................................  21
     Taking Money Out of Your Policy....................................  21
     Diversification....................................................  22
  7. ACCESS TO YOUR MONEY...............................................  22
     Loans..............................................................  22
       Loan Amount......................................................  22
       Loan Account.....................................................  22
       Loan Interest....................................................  22
       Interest Credited................................................  22
       Preferred Loan...................................................  23
       Effect of Loan...................................................  23
       Loan Repayments..................................................  23
     Total Surrender....................................................  23
     Partial Surrenders.................................................  23
     Termination of the Policy..........................................  23
     Reinstatement......................................................  23

        TABLE OF CONTENTS                                           PAGE
        8. OTHER INFORMATION.......................................  24
           MetLife Investors.......................................  24
           The Separate Account....................................  25
           Distributor.............................................  25
           Suspension of Payments or Transfers.....................  26
           Ownership...............................................  26
             Owner.................................................  26
             Joint Owner...........................................  26
             Beneficiary...........................................  26
             Assignment............................................  26
        PART II....................................................  26
           Voting..................................................  27
             Disregard of Voting Instructions......................  28
           The Separate Account....................................  28
           Misstatement of Age or Sex..............................  28
           MetLife Investors' Right to Contest.....................  28
           Settlement Options......................................  28
           Federal Tax Status......................................  29
           Reports to Owners.......................................  33
           Legal Proceedings.......................................  33
           Independent Registered Public Accounting Firm...........  34
           Additional Information..................................  34
           Financial Statements....................................  35

        APPENDIX A
        Participating Investment Portfolios' Investment Objectives.  36

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the Policy, however, certain technical words or terms are unavoidable and need an explanation. We have identified some of those words or terms. For several of these terms we have provided a definition. For the remainder, we believe that you will find an adequate discussion in the text. For those terms, we have identified them in the text in italic and the page number that is indicated below is where we believe you will find the best explanation for the word or term.

ACCOUNT VALUE -- The total value of your Policy. It is equal to the sum of the Policy values allocated to the investment portfolios and the Policy values allocated to the loan account.

ACCUMULATION UNIT -- An accounting unit used to calculate Policy values when they are allocated to the investment portfolios.

CASH VALUE -- Your Policy's Account Value less any surrender charge and less any deferred premium tax charge and less any policy maintenance fee.

CASH SURRENDER VALUE -- Your Policy's Cash Value less any outstanding loans and accrued loan interest.

COVERAGE AMOUNT -- It is the difference between the death benefit and the Account Value.

FACE AMOUNT -- The amount of coverage that you have chosen (unless later reduced by a partial surrender) and which will be used to determine the death benefit.

MAXIMUM PREMIUM LIMIT -- This is the maximum amount of premium that we will accept under a Policy. We can also refer to this as MPL. Our MPL has been designed not to exceed the maximum premium allowed under the Internal Revenue Code for a specified Face Amount of insurance for a given age.

POLICY DATE, POLICY ANNIVERSARY, POLICY YEAR -- The Policy Date is the day your premium was initially invested in the Money Market investment portfolio which may be before we actually issue the Policy. It is the date from which Policy Anniversaries and Policy Years are determined.

                                                  PAGE
                        Annual Withdrawal Amount.    17
                        Beneficiary..............    26
                        Business Day............. 11-15
                        Death Benefit............     7
                        Insured..................  5-30
                        Investment Portfolio.....  5-31
                        Issue Date............... 10-16
                        Joint Owner..............    26
                        Loan Account.............    22
                        Monthly Deduction........ 10-23
                        Owner....................    26
                        Death Proceeds...........     7
                        Premium..................     9
                        Processing Date.......... 15-23
                        Right to Examine Period.. 10-22
                        Surrender Charge.........    18

SUMMARY

The prospectus is divided into three sections:

..  Summary,

..  Part I, and

..  Part II

The sections in this Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy offered by MetLife Investors is a contract between you, the owner, and MetLife Investors, an insurance company.

The Policy provides for the payment of death proceeds to your selected beneficiary upon the death of the INSURED. The death proceeds are free from federal income taxes. The Policy can be used:

..  as part of your estate planning, or

..  to save for retirement.

The insured is the person whose life is insured under the Policy. The insured can be the same as the owner but does not have to be.

You can choose among the available INVESTMENT PORTFOLIOS which are listed in
Item 3. The Investment Portfolios are the investment options available under the Policy. You can allocate your unloaned Account Value to the Investment Portfolios currently offered in your Policy. You can transfer between the available Investment Portfolios up to 12 times a Policy year without charge and without being taxed. If you make more than 12 transfers in a year, we will charge you a transfer fee.

We reserve the right to restrict the number and amount of transfers you may make in a Policy year. We or an Investment Portfolio may also impose certain restrictions on market timing activities. (See the "Transfers" section of this Prospectus and each Investment Portfolio's Prospectus for more information.)

While the Policy is in force, the Account Value and, under certain circumstances, the death benefit, will vary, up or down, or the duration of the death benefit may vary with the investment performance of the investment portfolios you choose.

You are not taxed on the earnings until you surrender or borrow from your Policy.

2. PURCHASES

You can purchase the Policy with a single premium. Under certain conditions, you can make additional premiums. Your registered representative can help you fill out the proper forms.

The minimum initial premium we will accept is generally $10,000. There is no minimum required for additional premiums. However, the total of all premiums paid will be limited to that which is required to qualify the Policy as life insurance under the Internal Revenue Code. We call this the Maximum Premium Limit.

We may also require additional information. In some circumstances, the insured may be required to provide us with medical records or a complete paramedical examination.

3. INVESTMENT OPTIONS

You can put your money in any or all of these Investment Portfolios described in the prospectuses for the Investment Portfolios:

Met Investors Series Trust--Managed by MetLife Advisers, LLC

  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

Metropolitan Series Fund, Inc.--Managed by MetLife Advisers, LLC

  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

Franklin Templeton Variable Insurance Products Trust--Managed by Templeton Investment Counsel, Inc.

   Templeton Foreign Securities Fund

Depending upon market conditions and the performance of the Investment Portfolio(s) you select, you can make or lose money in any of these investment portfolios.

4. EXPENSES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

..  the death benefit, cash, and loan benefits under the Policy

..  investment options, including premium allocations

..  administration of elective options

..  the distribution of reports to Policy Owners

Costs and expenses we incur:

.. costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

..  overhead and other expenses for providing services and benefits

..  sales and marketing expenses

.. other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

.. that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

.. that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges, including the cost of insurance charge.

The Policy has both insurance features and investment features, and there are costs related to each that reduce the return on your investment. Your Policy could lapse if your Cash Surrender Value is insufficient to cover any charges due.

.. Each year we deduct a $30 policy maintenance fee from your Policy. We will not deduct this charge if the Account Value of your Policy is at least $50,000 at the time the deduction is to be made. If you make a complete surrender of your Policy, we will deduct the policy maintenance fee, regardless of your Account Value at that time.

.. We also deduct insurance charges on a monthly basis. For the first ten years, the total charges are equal, on an annual basis, to 1.70% of the value of your Policy, with 1/12 of that amount charged monthly. After the tenth year, the total for insurance charges is .90% annually, with 1/12 of that amount charged monthly. These totals exclude the charge assessed to cover the cost of insurance.

.. Each month we will also deduct an additional insurance charge to cover the cost of insurance. This charge will depend upon the:

   . sex of the insured,

   . age of the insured,

   . rating classification of the insured, and

   . whether your initial premium was 100% of the Maximum Premium Limit.

.. There are also daily investment charges which apply to the average daily value of the investment portfolio and vary depending upon the investment portfolio.

.. If you make more than 12 transfers in a year, we deduct a transfer fee of $25 or 2% of the amount transferred, whichever is less.

.. If you take out more than the annual withdrawal amount, we may assess a surrender charge which ranges from 7.5% of the premium surrendered in the first year to 0% in the tenth year. Each year you may withdraw up to the sum of the excess of your Account Value over premiums paid which have not been previously surrendered; plus 10% of premiums without incurring this surrender charge. We call this amount the annual withdrawal amount. If you withdraw premiums before the tenth year, we will assess a deferred premium tax charge which declines from 2.25% of premium surrendered in the first year to 0% in the tenth year. After the tenth year there is no surrender charge or deferred premium tax when you withdraw your money.

5. DEATH BENEFIT/DEATH PROCEEDS

The Policy provides for a Face Amount of insurance. The actual amount payable to your beneficiary is the DEATH BENEFIT less any loans plus accrued loan interest under the Policy. This amount is called the DEATH PROCEEDS. It may also be called the net death benefit.

The death benefit will be the greater of:

(1) your Face Amount, or

(2) your Account Value multiplied by a specified percentage.

These percentages vary by the age of the insured and are shown in your Policy. Therefore, increases in your Account Value may increase the death benefit. A decrease in Account Value may decrease the death benefit, but the death benefit will never be less than the Face Amount (so long as the Policy remains in force). Also, a partial surrender will reduce the Face Amount in the same proportion as the Account Value was reduced.

All or part of the death proceeds may be paid in a lump sum or applied under one of the Settlement Options contained in the Policy.

The Policy is offered on a single life or on a "joint life" basis. Under "joint life" coverage, death proceeds are paid after the second insured's death.

At the time of application for a Policy, you designate a beneficiary who is the person or persons who will receive the death proceeds. You can change your beneficiary unless you have designated an irrevocable beneficiary. The beneficiary does not have to be a natural person.

6. TAXES

Your earnings are not taxed until you take them out. In most cases, your Policy will be a modified endowment contract unless it was exchanged for a contract issued before June 21, 1988. Money taken out of a modified endowment contract is considered to come from earnings first and is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn.

Death proceeds are paid to your beneficiary income tax free.

7. ACCESS TO YOUR MONEY

Under the Policy you have access to a portion of your Account Value equal to earnings without charge. You may also withdraw up to 10% of premium each year, without incurring the surrender charge. Premiums withdrawn in excess of this 10% will incur a surrender charge during the first 10 years. However, a deferred premium tax charge will be assessed on all premiums surrendered during the first ten years.

The minimum partial surrender that you can make is $500. You can also borrow some of your Cash Value. The minimum loan amount is $500.

8. OTHER INFORMATION

RIGHT TO EXAMINE

If you cancel your Policy within 20 days after you receive it, we will return to you the greater of

(1) the premium(s) you paid, or

(2) your Account Value on the day we, or the agent through whom it was purchased, received the returned Policy.

Until the end of the time you are allowed to examine your Policy (20 days) plus five days, your premium will remain in the money market investment portfolio. After that, we will invest your Account Value as you requested. If you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.

WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for an individual who wants to:

..  create or conserve his/her estate;

..  supplement retirement income; and

..  retain access to cash through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the Policy is appropriate. Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of an insured.

We will not issue a Policy on insureds older than 90.

ADDITIONAL FEATURES

.. You can arrange to have a regular amount of money automatically invested in selected Investment Portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. The amount you selected will be placed in the BlackRock Money Market Portfolio and will be transferred to the selected investment portfolios monthly. We call this feature Dollar Cost Averaging. There is no additional charge for this feature.

.. You can arrange to automatically readjust your unloaned Account Value between Investment Portfolios periodically to keep the allocation you select. We call this feature Automatic Rebalancing. There is no additional charge for this feature.

.. In the event the insured is terminally ill, you can request to receive up to 50% of the death benefit up to a maximum of $500,000. If you have selected the Joint Life option, the provision will only be available on the second life after the death of the first. We call this feature the Accelerated
   Death Benefit. There is no additional charge for this feature.

.. If you or the joint owner is confined in a qualifying facility for 90 consecutive days or more and if the confinement begins after the first Policy Year, you can make a full or partial surrender and we will waive the surrender charge. We call this feature the Nursing Home Waiver. There is no additional charge for this feature.

.. You can elect to have the death benefit payable upon the death of a second person. This benefit is written on spouses only. We call this option the Joint Life Option.

Contact your registered representatives regarding the availability of these features.

9. INQUIRIES

If you need Policy Owner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at:

MetLife Life Administration-Equity Products
P.O. Box 358
Warwick, RI 02887-0358
1-800-638-9294

PART I

1. THE VARIABLE LIFE INSURANCE POLICY

This variable life insurance policy is a contract between you, the owner, and us, an insurance company. This kind of policy is most commonly used for retirement and/or estate planning.

During the insured's lifetime, you can select among the Investment Portfolios offered in the Policy. You can transfer between them up to 12 times a year without charge. Some restrictions apply; see the "Transfers" section of this prospectus. The Account Value and, under some circumstances, the death benefit will go up or down or the duration of the death benefit may vary depending upon the investment experience of the Investment Portfolio(s) you select. This gives you the opportunity to capture the upside potential of the market. It also means you could lose money.

While your money remains in the Policy, you pay no current income taxes on earnings or gains. This is called tax-deferred accumulation. It helps your money grow faster. Subject to some limitations, you may take money out at any time through loans or partial surrenders. Any money you take out, however, is taxed as earnings until all earnings have been removed from the Policy. If you are younger than age 59 1/2 when you take money out, you may also incur an additional 10% federal tax penalty. If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. (See
Section 6. Taxes. Part II also contains more detailed information regarding taxes.)

Because this is a life insurance policy, it provides a death benefit, which is an amount greater than your Account Value. When the insured dies, the death benefit (minus any loans and any accrued loan interest) is paid to your beneficiary free from federal income tax. The tax-free death benefit combined with the ability to use your money while you're alive, makes this an excellent way to accumulate money you do not think you will use in your lifetime and a tax-efficient way to provide for those you leave behind.

2. PURCHASES

PREMIUMS

The Policy is not available to new investors. We do continue to accept Premium Payments from existing customers as described below. PREMIUMS are the monies you give us to purchase the Policy. The minimum initial premium we will accept is generally $10,000. When you apply for the Policy, you request a specific amount of insurance. We call this amount the Face Amount of the Policy. Your initial premium must be 80%, 90% or 100% of the Maximum Premium Limit (MPL). The Internal Revenue Code (Code) has established certain criteria which must be met in order for a life insurance policy to qualify as life insurance under the Code. The MPL satisfies one of the criteria. Our MPL has been designed not to exceed the Maximum Premium Limit allowed under the Code for a specified Face Amount of insurance for a given age.

You can invest additional premiums up to the MPL. However, if the additional premium increases the amount of insurance, we will require evidence of the insurability of the insured. If all of your premiums total $1,000,000 or more, you will need our prior approval before you add premiums. If the additional premium would cause the Policy to fail to meet the criteria established by the Code to qualify as life insurance, we will send the premium back within 60 days of the anniversary of the Policy Date (Policy Anniversary). The amount and frequency of additional premiums will affect the Account Value of your Policy and may affect the amount or duration of your insurance.

APPLICATION FOR A POLICY

To purchase a Policy, you may be required to submit an application to us which requests some information regarding the proposed insured. In some cases, we will ask for additional information. We may request that the insured provide us with medical records or possibly require other medical tests.

We will not issue a Policy if the insured is over age 90.

We will review all the information it has about the insured and determine whether or not the insured meets our standards for issuing the Policy. This process is called underwriting. If the insured meets all of our underwriting requirements, we will issue a Policy. There are several underwriting classes under which the Policy may be issued.

During the underwriting period, which could be up to 60 days or longer from the time the application is signed, we offer fixed insurance called conditional insurance. The initial premium must be submitted with the application before the conditional insurance is provided.

.. The conditional insurance is effective up to 60 days from when the application is signed.

.. For applicants 65 or younger, conditional insurance will be for the lesser of $500,000 plus the initial premium paid or the amount of insurance applied for.

.. If the applicant is 66 or older, the conditional insurance will be the lesser of $200,000 plus the initial premium paid or the amount of insurance applied for.

.. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed insured was an acceptable risk for the insurance applied for.

ALLOCATION OF PREMIUMS

When you purchase a Policy, we will initially invest your money in the money market investment portfolio. After 15 days from the ISSUE DATE, we will allocate your Account Value to the Investment Portfolios as you requested in the application.

All allocation directions must be in whole percentages. If you make additional premiums, we will allocate them in the same way as your first premium unless you tell us otherwise.

If you change your mind about owning a Policy, you can cancel it within 20 days after receiving it. When you cancel the Policy within this time period, we will not assess a surrender charge or a deferred premium tax charge. We will give you back the greater of your premium payment or your Account Value. If you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.

If your application for the Policy is in good order, we will invest your first premium in the money market investment portfolio two days after it is received, even if our underwriting is not yet complete and the Policy is not yet issued. The day we invest your premium in the money market investment portfolio is called the Policy Date. The money will stay in the money market investment portfolio for 15 days after the issue date. At the end of that period, we will re-allocate those funds as you selected in the application.

If, as a result of underwriting review, MetLife Investors does not issue you a Policy, we will return your premium to you (plus interest required by your state).

If we do issue a Policy, on the issue date, we will deduct the monthly deductions for the period from the Policy Date through the next processing date.

GRACE PERIOD

Your Policy will stay in effect as long as your Cash Surrender Value is sufficient to cover the monthly deductions and the policy maintenance fee. If the Cash Surrender Value of your Policy is not enough to cover these deductions to be made from the Policy, we will mail you a notice. You will have 61 days from the time the notice is mailed to you to send us the required premium payment. This is called the grace period. If the premium is not paid by the end of the grace period, the Policy will terminate without value.

ACCUMULATION UNIT VALUES

The value of your Policy that is invested in the Investment Portfolios will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of the value of your Policy, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every BUSINESS DAY we determine the value of an Accumulation Unit for each of the Investment Portfolios. The value of an Accumulation Unit for any given business day is determined by multiplying a factor we call the net investment factor times the value of an Accumulation Unit for the previous business day. We do this for each Investment Portfolio. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Portfolio share.

Our business days are each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

The value of an Accumulation Unit may go up or down from day to day.

When you make a premium payment, we credit your Policy with Accumulation Units. We determine the number of Accumulation Units to credit to your Policy by dividing the amount of premiums allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.

We calculate the value of an Accumulation Unit for each investment portfolio after the New York Stock Exchange closes each day and then apply it to your Policy.

When we assess the monthly deductions and the annual policy maintenance fee, we do so by deducting Accumulation Units from your Policy. When you have selected more than one Investment Portfolio, we make the deductions pro rata from all of the Investment Portfolios.

3. INVESTMENT OPTIONS

The Policy offers the Investment Portfolios which are listed below. Additional Investment Portfolios may be available in the future.

You should read this prospectuses for these Investment Portfolios carefully before investing. Copies of these prospectuses will accompany or precede the delivery of your Contract. You can obtain copies of the Investment Portfolios' prospectuses by writing to us at MetLife Life Administration-Equity Products, P.O. Box 358, Warwick, RI 02887-0358 or calling us at 1-800-638-9294. You can also obtain information about the Investment Portfolios (including a copy of the Statement of Additional Information) by accessing the SEC's website at http://www.sec.gov. Certain Investment Portfolios listed below may not be available in your Policy. Appendix A contains a summary of advisers, subadvisers, and investment objectives for each Investment Portfolio.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

An Investment Portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. An Investment Portfolio may not experience similar performance as its assets grow.

Shares of the Investment Portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Portfolios may also be sold directly to qualified plans. The Investment Portfolios believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Investment Portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Policy Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the Investment Portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolios attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as "a limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser.

We select the Investment Portfolios offered through this Policy based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Investment Portfolios advised by our affiliate than those that are not, we may be more inclined to offer Investment Portfolios advised by our affiliate in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Premiums and/or transfers of Cash Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from Policy Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the Investment Portfolio offered through the policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or sub-adviser is one of our affiliates or whether the Investment Portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Investment Portfolios based on recommendations made by selling firms through which the contract is sold. We review the Investment Portfolios periodically and may remove a Investment Portfolio or limit its availability to new purchase payments and/or transfers of cash value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from policy owners. We do not provide investment advice and do not recommend or endorse any particular Investment Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the Policy:

  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

Met Investors Series Trust is managed by MetLife Advisers, LLC (MetLife Advisers), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the Policy:

  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the
Policy:

  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

TRANSFERS

You can transfer money among the available Investment Portfolios.

You can make 12 transfers every Policy Year without charge while the insured is alive. If you make more than 12 transfers in a year, there is a transfer fee deducted. (We measure years from your Policy Date.) The following apply to any transfer:

1. the minimum amount which you can transfer is $500 or your entire value in the Investment Portfolio.

2. your request for transfer must clearly state the amount to be transferred and which Investment Portfolios are involved in the transfer.

3. if a transfer fee applies, the charge will be deducted from the amount transferred.

We have reserved the right to modify your transfer rights if we decide that the exercise of this right by you, your authorized agent, or any owner is or would be disadvantageous to other owners. We have also reserved the right to restrict transfers to a maximum of 12 per year and to restrict transfers from being made on consecutive business days. Some restrictions apply; see the "Market Timing" section below.

TELEPHONE TRANSFERS. You can make transfers by telephone. Prior to making a transfer by telephone, you will need to complete a written pre-authorization form. If you own the Policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions.

MARKET TIMING

Frequent requests from Policy owners to transfer cash value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Portfolio and the reflection of that change in the Investment Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolio and may disrupt portfolio management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect Policy owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Templeton Foreign Securities Fund; the Lord Abbett Bond Debenture Portfolio, and MFS Research International Portfolio) and we monitor transfer activity in those Investment Portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Portfolio, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the underlying Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy owners and other persons with interests in the Policies. We do not accommodate market timing in any Investment Portfolios and there are no arrangements in place to permit any Policy owner to engage in market timing. We apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Policy owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Policy owners who violate the frequent trading policies established by the investment portfolio.

In addition, Policy owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance Policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Policy owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Policy owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner). You should read the Investment Portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the BlackRock Money Market Portfolio to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $6,000 in the Money Market investment portfolio (or the amount required to complete your program, if more) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for this feature.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically readjust your non-loaned Account Value between investment portfolios to keep the blend you selected. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the Policy Date.

There is no additional charge for this feature. The transfer date will be the 1st business day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in both the Dollar Cost Averaging and Automatic Rebalancing Programs at the same time.

SUBSTITUTION

We may elect to substitute one of the Investment Portfolios you have selected with another portfolio. We would not do this without the prior approval of the SEC. We will give you notice of our intent to do this. We may also limit further investment in an Investment Portfolio if we deem the investment inappropriate.

4. EXPENSES

There are charges and other expenses associated with the Policy that reduces the return on your investment in the Policy. These charges and expenses are:

INSURANCE CHARGES

Each month, we will make certain deductions from your Policy on the processing date. The processing date is the day each month that we deduct certain charges from your Policy. The first processing date is the issue date. The issue date is the date on which we issue you a Policy. After that, it is the same day each month as the Policy Date.

The insurance charges are:

(1) Mortality and expense risk charge;

(2) Administrative charge;

(3) Tax expense charge; and

(4) Cost of insurance charge.

Collectively, we refer to these charges as the monthly deduction. When you have selected more than one Investment Portfolio, we make the deduction pro rata from all of the Investment Portfolios you have selected.

MORTALITY AND EXPENSE RISK CHARGE. For the first ten years, this charge is equal, on an annual basis, to .90%, 1/12 of which is charged each month, of the Account Value of your Policy invested in the investment portfolios. For the eleventh year and after, the charge is .50%, 1/12 of which is charged each month. This charge cannot be increased.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .40%, 1/12 of which is charged each month, of the Account Value of your Policy. This charge cannot be increased.

TAX EXPENSE CHARGE. This deduction is the sum of the premium tax charge and the federal tax charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for federal tax charge and .25% for premium tax charge), 1/12 of which is charged each month, of the Account Value of your Policy.

This charge compensates us for expenses incurred for federal taxes incurred as a result of issuing the Policy. It also compensates us for the state and local premium taxes incurred as a result of issuing the Policy. You will be assessed the premium tax charge regardless of what the total actual premium tax is in your state or local jurisdiction.

If you surrender all or part of your Policy during the first 10 years, we will charge a deferred premium tax charge. See below.

COST OF INSURANCE CHARGE. This charge compensates us for insurance coverage provided during the month.

The guaranteed cost of insurance charge is determined by multiplying the Coverage Amount by the cost of insurance rate. The Coverage Amount is the difference between the death benefit and the Account Value. The cost of insurance rate is based upon the:

..  sex of the insured,

..  age of the insured,

..  rate classification of the insured, and

..  whether you paid 100%, or 90%, or 80% of the MPL.

The rate classification of the insured is determined through our underwriting process.

The Policy provides that for standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday (1980 CSO Table).

For substandard risks, the guaranteed cost of insurance rate will be higher and will be based upon a multiple of the 1980 CSO Table. The multiple will be based on the insured's substandard rating. Tables setting forth the guaranteed cost of insurance rates are included in each Policy.

We can use rates that are less than the guaranteed cost of insurance rates shown in the Policy. We refer to these as the current cost of insurance rates.

If 100% of the MPL is paid, our current cost of insurance rate is a percentage of the Account Value. The basis and amount of this charge may change in the future, but can never be more than the guaranteed cost of insurance rates contained in the Policy. For a better understanding of how the cost of insurance rate and the other charges affect Policy values, you can request personalized illustrations from your registered representative.

ANNUAL POLICY MAINTENANCE FEE

Every year on the Policy Anniversary, currently we deduct $30 as a policy maintenance fee. This charge cannot be increased once the Policy is issued. We will not deduct this charge, if when the deduction is to be made; your Account Value is $50,000 or more. We may some time in the future discontinue this practice for new policies issued and deduct the charge. If you make a complete surrender of your Policy on other than a Policy Anniversary, the policy maintenance fee will be deducted, regardless of your Account Value at that time. When you have selected more than one Investment Portfolio, we make the deduction pro rata from all of the Investment Portfolios you have selected.

ANNUAL WITHDRAWAL AMOUNT

While the Policy is in force, prior to the death of the insured and after the expiration of the Right to Examine Period, you can make a total or partial surrender of the Account Value of your Policy up to the Cash Surrender Value. Surrender may be subject to:

..  a surrender charge, and

..  a deferred premium tax charge.

When you request a surrender, we will determine what portion, if any, is part of your ANNUAL WITHDRAWAL AMOUNT. The annual withdrawal amount is equal to:

1. the excess of the Account Value over premiums paid which have not been previously surrendered. Neither the surrender charge nor deferred premium tax charge is assessed on this amount; and

2. 10% of your premium payments each year (you may not carry this amount over to the next year). This portion of the annual withdrawal amount is subject to the deferred premium tax charge.

SURRENDER CHARGE

During the first 10 years, the SURRENDER CHARGE is assessed against any premium surrendered, which is not part of the annual withdrawal amount. The surrender charge, which is a percent of premiums surrendered, is shown in the table below:

                       Policy Surrender Policy Surrender
                       Year   Charge    Year   Charge
                       ------ --------- ------ ---------
                         1       7.5%      6      4.0%
                         2       7.5%      7      3.0%
                         3       7.5%      8      2.0%
                         4       6.0%      9      1.0%
                         5       5.0%     10+       0%

NURSING HOME WAIVER

If you or the joint owner, if any, are confined in a qualifying facility for 90 consecutive days or more and if the confinement begins during the first ten years, under the Nursing Home Waiver rider, you can make a full or partial surrender and we will waive the surrender charge. The Nursing Home Waiver goes into effect after the first Policy Anniversary. There is no additional charge for this feature.

DEFERRED PREMIUM TAX CHARGE

When you purchase a Policy there are various premium taxes assessed by state and local governmental entities that we must pay on the Policy. You are charged a portion of that each month for the first ten years as part of the tax expense charge. (See the discussion of the Tax Expense Charge in Section 4 above.) The deferred premium tax charge enables us to collect that portion of the premium tax charge it has not collected when you surrender all or part of your Policy. The deferred premium tax charge is assessed only on premiums surrendered from the Policy during the first ten years.

The deferred premium tax charge, which is a percent of premiums surrendered, is shown in the table below:

                Policy Deferred Premium Policy Deferred Premium
                Year      Tax Charge    Year      Tax Charge
                ------ ---------------- ------ ----------------
                  1          2.25%         6         1.00%
                  2          2.00%         7          .75%
                  3          1.75%         8          .50%
                  4          1.50%         9          .25%
                  5          1.25%        10+           0%

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the Policy Date. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less. If we do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

TAXES

We may assess a charge against a Policy for any taxes attributable to the Separate Account. We do not expect to incur such taxes.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are summarized below. See the Investment Portfolio prospectuses for a complete description.

ANNUAL OPERATING EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table describes the annual operating expenses for each Investment Portfolio for the year ended December 31, 2008, without regard to any applicable contractual fee waivers and expense reimbursements:

                                                                                        Fee
                                                                                      Waivers
                                                                  Acquired   Gross      and        Net
                                           Manage-                Fund Fees  Total    Expense     Total
                                            ment    Other   12b-1    and     Annual  Reimburse-   Annual
                                            Fees   Expenses Fees  Expenses* Expenses   ments    Expenses**
------------------------------------------------------------------------------------------------------------

FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST (CLASS 1)
 Templeton Foreign Securities Fund           .64%    .15%    .00%    .02%     .81%      .00%       .81%/(1)/
------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST (CLASS A)
 Lazard Mid Cap Portfolio                    .69%    .05%    .00%    .00%     .74%      .00%       .74%/(2)/
 Lord Abbett Bond Debenture Portfolio        .50%    .03%    .00%    .00%     .53%      .00%       .53%
 Lord Abbett Growth and Income Portfolio     .50%    .03%    .00%    .00%     .53%      .00%       .53%
 Lord Abbett Mid Cap Value Portfolio         .68%    .07%    .00%    .00%     .75%      .00%       .75%/(3)/
 MFS Research International Portfolio        .70%    .07%    .00%    .00%     .77%      .00%       .77%
 PIMCO Total Return Portfolio                .48%    .04%    .00%    .00%     .52%      .00%       .52%
 Pioneer Fund Portfolio                      .70%    .29%    .00%    .00%     .99%      .00%       .99%/(4)/
 Van Kampen Mid Cap Growth Portfolio         .70%    .19%    .00%    .00%     .89%      .00%       .89%/(5)/
------------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC. (CLASS A)
 BlackRock Money Market Portfolio            .32%    .02%    .00%    .00%     .34%      .00%       .34%/(6)/
 T. Rowe Price Large Cap Growth Portfolio    .60%    .07%    .00%    .00%     .67%      .00%       .67%
------------------------------------------------------------------------------------------------------------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(1)/ The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
/(2)/ Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/(3)/ Other Expenses include 0.03% of deferred expense reimbursement from a prior period.

/(4)/ The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other Expenses include 0.01% of deferred expense reimbursement from a prior period.
/(5)/ Other Expenses include 0.08% of deferred expense reimbursement from a prior period.
/(6)/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

5. DEATH BENEFIT

The primary purpose of the Policy is to provide death benefit protection on the life of the insured. While the Policy is in force, if the insured dies, the beneficiary (ies) will receive the death proceeds. The death proceeds equal the death benefit under the Policy less any loans and accrued loan interest.

The death benefit is the greater of:

(1) the Face Amount of the Policy; and

(2) the minimum death benefit. (The minimum death benefit is the Account Value multiplied by a percentage.)

MetLife Investors has included the minimum death benefit in order to assure that the Policy will continue to qualify as life insurance under the Internal Revenue Code.

You can choose to have the death proceeds paid:

..  in a lump sum, or

..  under a Settlement Option.

If you have not made a choice before the insured dies, the beneficiary will choose the method of payment. If a method of payment has not been chosen within 90 days after receiving proof of death, we may pay the death proceeds in a lump sum.

The death benefit payable during the grace period is the death benefit in effect immediately prior to the start of the grace period less any loans, accrued loan interest and any overdue deductions. See discussion of Grace Period above.

ACCELERATED DEATH BENEFIT

If the insured is terminally ill, under the Accelerated Death Benefit rider, we will pre-pay a portion of the death benefit. You may elect to have an Accelerated Death Benefit of up to 50% of the death benefit but no greater than $500,000.

You can only elect to receive an Accelerated Death Benefit once. The Accelerated Death Benefit must first be used to repay any outstanding loans and accrued loan interest. After repayment of the outstanding loans and accrued loan interest, any remaining amount will be paid as a lump sum or under a payment plan.

The subsequent amount available for loans or surrenders or as a death benefit will be reduced by the amount of the Accelerated Death Benefit, plus interest accrued at the Policy loan interest rate.

This benefit may not be available in your state or may have different provisions in your state.

JOINT LIVES

We offer a rider to the Policy that provides that the death benefit will be paid only upon the death of a second person. This option is only available to spouses.

The cost of insurance charge reflects the anticipated life expectancy of both insureds. It also reflects the fact that the death benefit is payable at the death of the last surviving insured.

If you wish to reinstate a lapsed Policy with a Joint Life rider attached, both insureds must be alive and provide satisfactory evidence of insurability.

The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to both insureds.

If a Joint Life rider is issued in conjunction with the Policy, the Accelerated Death Benefit will only be payable on the terminal illness of the last surviving insured.

Contact your registered representative regarding the availability of this benefit.

PAYMENT OF PROCEEDS

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

6. TAXES

NOTE: Metlife Investors has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any person. You should consult a tax adviser about your own circumstances. We have included in Part II an additional discussion regarding taxes.

LIFE INSURANCE IN GENERAL

Life insurance, such as the Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. The beneficiaries are not taxed when they receive the death proceeds upon the death of the insured.

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs -- either as surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

TAKING MONEY OUT OF YOUR POLICY

For tax purposes, your Policy will be treated as a modified endowment contract, unless, under certain circumstances, it was exchanged for a policy issued before June 21, 1988. Consequently, if you make a withdrawal or a loan from your Policy, the Code treats it as first coming from earnings and then from your premiums. These earnings are included in taxable income.

The Code also provides that any amount received from an insurance policy which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

(1) paid on or after the taxpayer reaches age 59 1/2;

(2) paid if the taxpayer becomes totally disabled (as that term is defined in The Code); or

(3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply.

See "Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Portfolios are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Metlife Investors would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Portfolios, to make transfers among the Investment Portfolios or the number and type of Investment Portfolios owners may select from without being considered the owner of the investments. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY

The Cash Surrender Value in your Policy is available:

(1) by making a surrender (either a partial or a complete surrender), or

(2) by taking a loan from your Policy.

LOANS

You may borrow money from Metlife Investors while the Policy is still in force. The Policy will be the only security we will require for a Policy loan. You cannot borrow against your Policy:

..  until the end of the right to examine period, and

..  if the Policy is in a grace period.

Loans are considered distributions from the Policy for tax purposes. The portion of the loan that has come from earnings will be taxable to you and may be subject to a 10% penalty tax.

See "Tax Status" in Part II for more details.

LOAN AMOUNT. The maximum loan amount is equal to 90% of the Account Value

..  less loan interest due on the next Policy Anniversary,

..  less the surrender charge,

..  less the policy maintenance fee, if any, and

..  less the deferred premium tax charge, if any.

The minimum loan amount is $500. If total loans equal or exceed the Cash Value, the Policy will terminate at the end of the grace period if we do not receive an appropriate loan repayment.

LOAN ACCOUNT. When you make a loan, a portion of your Account Value equal to the loan will be transferred on a pro rata basis from the Investment Portfolios to the LOAN ACCOUNT. The loan account is a portion of our General Account that contains Account Values attributable to Policy loans.

LOAN INTEREST. Loan interest due on the Policy loan will accrue daily at a current rate of 6.0% per annum. The loan interest is due each Policy Anniversary and if not paid will become part of the loan. When that happens, we will transfer a portion of the Account Value equal to the loan interest due, on a pro rata basis, from the Investment Portfolios to the loan account.

INTEREST CREDITED. Amounts held in the loan account will be credited daily with interest, at a current rate of 4.0% annually.

PREFERRED LOAN. The part of your loan equal to earnings is the preferred loan. A preferred loan will be credited interest daily at a current rate of 6.0% annually.

EFFECT OF LOAN. When you make a loan against your Policy, we will redeem Accumulation Units from the Investment Portfolios equal to the loan request and transfer that amount to the loan account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy. This is because the loan account does not share in the investment results of the Investment Portfolio(s). If it is not repaid, the Policy loan and accrued loan interest will reduce the amount of Cash Value. It will also reduce the amount payable at death because outstanding loans and accrued loan interest are deducted from the death benefit.

LOAN REPAYMENTS. You can repay all or part of a loan at any time while your Policy is in force and the insured is alive. There is no minimum loan repayment amount. If you want to repay a loan in full, the loan repayment must equal the loan plus all the accrued loan interest.

When you repay a loan, we will transfer the amount held in the loan account to the Investment Portfolios according to your most recent instructions.

Unless you tell us otherwise, any payment we receive from you will:

..  go first to pay any interest due,

..  then to repay any loan,

..  and then will be considered a premium payment.

TOTAL SURRENDER

You can terminate your Policy by notifying us in writing. We will pay you the Cash Surrender Value. When that happens, the Policy will be terminated and there will be no other benefits. When you make a total surrender there may be surrender charges and deferred premium tax charges and the policy maintenance fee will be deducted.

PARTIAL SURRENDERS

You can surrender some of the Cash Surrender Value by making a request in writing to us. The minimum amount you can surrender is $500, unless your Cash Surrender Value is less.

We require that you maintain a minimum Account Value in your Policy of at least $5,000 after you make a partial surrender. If you do not, the Policy will terminate and we will send you the entire Cash Surrender Value.

When you make a partial surrender, there may be surrender charges and deferred premium tax charges.

When you make a partial surrender, the Face Amount of your Policy will be reduced. The Face Amount is reduced in the same proportion that the Account Value is reduced by the partial surrender. When you make a partial surrender, the amount of the surrender is deducted on a pro rata basis from Account Value allocated to the Investment Portfolios, unless you specify otherwise.

TERMINATION OF THE POLICY

Your Policy will terminate if:

(1) you make a total surrender of the Policy,

(2) the grace period has ended, or

(3) the insured has died.

REINSTATEMENT

If your Policy terminates while the insured is still alive you can have it reinstated provided the Policy did not terminate because you made a total surrender. You can only reinstate your Policy within 5 years after the end of the grace period. If there are joint insureds, both insureds must be alive.

When you reinstate your Policy you must provide us with satisfactory evidence of insurability and you must either repay any outstanding loan and accrued interest or you must reinstate the loan along with any accrued interest. You must also pay a sufficient premium to:

(1) cover all the monthly deductions and any policy maintenance fee that were unpaid during the grace period, and

(2) be sufficient to keep the Policy in force for at least 2 months after the date of reinstatement.

When you reinstate your Policy, the Face Amount of the reinstated Policy will be the Face Amount of your original Policy at the time the Policy terminated, unless you direct us otherwise. You cannot select a Face Amount that is larger than that. The Account Value adjusted for the past due charges of your Policy when you reinstate it will be the Account Value at the time of termination plus the additional premium paid at the time of reinstatement. The past due monthly deductions and policy maintenance fee, if any, will be deducted from this amount. The surrender charge, if any, and the deferred premium tax charge, if any, are based on the number of Policy Years from the original Policy Date.

The effective date of the reinstated Policy is the next processing date following our approval of your application for reinstatement.

8. OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On
January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on January 30, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all policies were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Life Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under policies initially issued by MetLife Investors of California and outstanding on the date of the merger. Such Policies have thereby become variable Policies funded by a separate account of MetLife Investors, and each Policy Owner has become a Policy Owner of MetLife Investors.


For Policies issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the Policies. In the event an owner of such a Policy presents a legitimate claim for payment, General American Life will pay such claim directly to the Policy Owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such Policy Owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the "Act") to not file reports under the Act.

On December 31, 2002, MetLife, Inc. entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife, Inc. agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife, Inc. and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife, Inc. MetLife, Inc. has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife, Inc. has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

THE SEPARATE ACCOUNT

We established a separate account, MetLife Investors Variable Life Account One (the "Separate Account"), to hold the assets that underlie the Policies. The Board of Directors of MetLife Investors adopted a resolution to establish the Separate Account under Missouri insurance law on October 23, 1991. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five (the "Former Separate Account") with and into the Separate Account (the "Combination"). In connection with the Combination, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy Owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Funds available under your Policy have not changed. Your Cash Value is allocated to the same Investment Funds (with the same unit values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you. After the Combination, the financial statements will report assets on a combined basis. The financial statements will also combine any sub-accounts that invest in the same Investment Funds and illustrate unit values as a range.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or charged against the Policies and not against any other policies we may issue.

The Separate Account is divided into sub-accounts.

DISTRIBUTOR

MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, acts as the distributor of the Policies. Prior to May 1, 2001, MetLife Investors Sales Company (formerly, Cova Life Sales Company) was the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Broker-dealers will be paid commissions up to 5.5% of premiums and a trail commission up to .25% for years two through nine which increases up to .40% in year 10 or later. Sometimes, we enter into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commission.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists, as determined by the SEC, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

OWNERSHIP

OWNER. You, as the OWNER of the Policy, have all of the rights under the Policy. If you die while the Policy is still in force and the insured is living, ownership passes to a successor owner or if none, then your estate becomes the owner.

JOINT OWNER. The Policy can be owned by JOINT OWNERS. Authorization of both joint owners is required for all Policy changes except for telephone transfers.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the Policy is issued, unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies. If there is an irrevocable beneficiary, all Policy changes except premium allocations and transfers require the consent of the beneficiary.

ASSIGNMENT. You can assign the Policy.

PART II

MORE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS OF METLIFE INVESTORS

Our directors and executive officers and their principal occupations for the past five years are as follows:

NAME OF
PRINCIPAL OFFICERS      PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------      ---------------------------------------------------------------------------------------------
Michael K. Farrell****  Chairman of the Board, President and Chief Executive Officer of MetLife Investors and
                        MetLife Investors USA since 2002 and Executive Vice President of Metropolitan Life
                        Insurance Company since 2005. Senior Vice President of Metropolitan Life 2002-2005.

Susan A. Buffum****     Director, MetLife Investors and MetLife Investors USA since 2001. FA, Managing Director of MetLife Investors since 1994.

Elizabeth M. Forget*    Director and Executive Vice President of MetLife Investors since 2003, President of Met
                        Investors Series Trust since 2000 and Senior Vice President of Metropolitan Life since 2007.
                        Vice President of Metropolitan Life 2002-2007.

George Foulke******     Director of MetLife Investors and MetLife Investors USA since 2003 and Vice President of
                        Metropolitan Life since 1998.

NAME OF
PRINCIPAL OFFICERS         PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------         --------------------------------------------------------------------------------------------

Jay S. Kaduson****         Director and Vice President since 2007 and Director, Life Distribution of Metropolitan Life
                           since 2006. Senior Counsel 2005-2006 and Counsel 2004-2005 of Metropolitan Life.

Bennett D. Kleinberg*****  Director since 2009 and Vice President since 2005 of MetLife Investors and MetLife
                           Investors USA and Vice President and Senior Actuary of Metropolitan Life since 2005 when
                           MetLife merged with Travelers Insurance Company. Vice President of Travelers Insurance
                           Company 2003-2005.

Richard C. Pearson**       Director of MetLife Investors since 2001, Director of MetLife Investors USA since 1994,
                           Vice President, Associate General Counsel and Secretary of MetLife Investors and MetLife
                           Investors USA since 2007. Associate General Counsel of Metropolitan Life since 2003 and
                           Executive Vice President, General Counsel and Secretary of MetLife Investors 2001-2007.

Paul A. Sylvester****      Director of MetLife Investors and MetLife Investors USA since 2006 and Senior Vice
                           President of Metropolitan Life since 2008.

Jeffrey A. Tupper**        Director since 2003 and Assistant Vice President since 2001 of MetLife Investors and
                           MetLife Investors USA.

Kevin J. Paulson*******    Senior Vice President of MetLife Investors and MetLife Investors USA since 2003 and Vice
                           President of Metropolitan Life since 2003.

Eric T. Steigerwalt*       Treasurer of MetLife Investors and MetLife Investors USA since 2007 and Senior Vice
                           President and Treasurer of Metropolitan Life since 2007. Senior Vice President of
                           Metropolitan Life 2000-2007.

James J. Reilly***         Vice President- Finance of MetLife Investors since 2008 and Vice President and Actuary of
                           Metropolitan Life Insurance Company since 2005.

      * The principal business address is Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036.
     ** The principal address is MetLife Investors Insurance Company, 5 Park
        Plaza, Suite 1900, Irvine, CA 92614
    *** The principal business address is Metropolitan Life Insurance Company,
        501 Boylston Street, Boston, MA 02116.
   **** The principal business address is Metropolitan Life Insurance Company,
        10 Park Avenue, Morristown, NJ 07962.
  ***** The principal business address is Metropolitan Life Insurance Company,
        1300 Hall Boulevard, Bloomfield, CT 06002.
 ****** The principal business address is Metropolitan Life Insurance Company,
        334 Madison Avenue, P.O. Box 533, Convent Station, NJ 07961.
******* The principal business address is Metropolitan Life insurance Company, 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266

VOTING

In accordance with its view of present applicable law, we will vote the shares of the Investment Portfolios at special meetings of shareholders in accordance with instructions received from owners having a voting interest. We will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. We will vote shares it owns in the same proportion as it votes shares for which it has received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Investment Portfolios do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation under it should be amended or if the present interpretations should change, and as a result we determine that it is permitted to vote the shares of the funds in its own right, it may elect to do so.

The voting interests of the owner in the Investment Portfolios will be determined as follows: owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Portfolio on the record date. Fractional votes are counted.

Each owner having such a voting interest will receive periodic reports relating to the Investment Portfolios in which he or she has an interest, proxy material and a form with which to give such voting instructions.

DISREGARD OF VOTING INSTRUCTIONS. We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an investment portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the funds, if the disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Portfolios or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or an affiliated company. In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

THE SEPARATE ACCOUNT

MetLife Investors Variable Life Account One (the "Separate Account") has been established to hold the assets that underlie the Policies. The Board of Directors of MetLife Investors Insurance Company adopted a resolution to establish the Separate Account under Missouri insurance law on October 23, 1991. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

If the New York Stock Exchange is closed (except for holidays and weekends) or trading is restricted due to an emergency as defined by the SEC so that we cannot value Accumulation Units, we may postpone all procedures which require valuation of the Accumulation Units until valuation is possible.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the insured(s) has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been provided by the last cost of insurance at the correct age and/or sex of the insured.

METLIFE INVESTORS' RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the insured's lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less debt and less any surrenders.

SETTLEMENT OPTIONS

The Cash Surrender Value or the death proceeds may be paid in a lump sum or may be applied to one of the Settlement Options. The Settlement Options are:

OPTION 1: Life Annuity

OPTION 2: Life Annuity with 5, 10 or 20 years Guaranteed

OPTION 3: Joint and Last Survivor Annuity

OPTION 4: Payments for a Designated Period

You or the beneficiary can select to have the Settlement Options payable on either a fixed or variable basis.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

REPORTS TO OWNERS

We will send you semi-annual and annual reports of the Investment Portfolios. Within 30 days after each Policy Anniversary, we will send you an annual statement. The statement will show:

..  the current amount of death benefit payable under the Policy,

..  the current Account Value,

..  the current Cash Surrender Value,

..  current debt, and

..  all transactions previously confirmed.

The statement will also show premiums paid and all charges deducted during the Policy Year.

We will mail you a confirmation within seven days of the transaction of:

(a) the receipt of premium;

(b) any transfer between investment portfolios;

(c) any loan, interest repayment, or loan repayment;

(d) any surrender;

(e) exercise of the free look privilege; and

(f) payment of the death benefit under the Policy.

Upon request, you are entitled to a receipt of premium payment.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the Policies.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One and MetLife Investors Variable Life Account Five included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The financial statements of MetLife Investors Insurance Company (the "Company") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Prospectus and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


ADDITIONAL INFORMATION


As noted in the THE COMPANY section of this Prospectus, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Prospectus the following documents which have been filed with the SEC, which means these documents are legally part of the Prospectus:

(i) The consolidated financial statements and financial schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.


You should only consider MetLife Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

FINANCIAL STATEMENTS


Financial statements of the Separate Accounts, the Company and General American Life are provided herein.

                                  APPENDIX A

          PARTICIPATING INVESTMENT PORTFOLIOS' INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each Investment Portfolio available under the Policy. The Investment Portfolios prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):

Franklin Templeton Variable Insurance Products Trust currently consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the Policy:

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A portfolios are available under the Policy:

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks reasonable income and capital growth.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. dba Van Kampen Asset Management

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A):

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A portfolios are available under the
Policy:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks a high level of current income consistent with preservation of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital and, secondarily, dividend income.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocation of premiums or transfers of cash value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM V.I."): AIM V.I. International Growth Fund (Series I) (closed effective May 1, 2002);
(b) Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class 1) (closed effective May 1, 2002); and (c) Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A) (closed effective May 1, 2004).

Effective April 28, 2003, General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class 1) (closed effective
May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Series
I) was replaced with the T. Rowe Price Large Cap Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class
A) of the Met Investors Series Trust was merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust and the AIM V.I. Capital Appreciation Fund (Series I) of AIM Variable Insurance Funds was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

Effective May 1, 2009, the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust and the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

OF

METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife Investors Variable Life Account One and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Life Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, and the related statements of operations and the statements of changes in net assets for each of the periods presented in the three years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, and the results of their operations and the changes in their net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST MFS Research International Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST RCM Technology Sub-Account
MIST PIMCO Total Return Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                        MIST LORD ABBETT MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN
                                       GROWTH AND INCOME   BOND DEBENTURE    MID CAP VALUE  MID CAP GROWTH
                                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                                       ----------------- ---------------- ---------------- ---------------
ASSETS:
  Investments at fair value                  $ 4,122,252      $ 1,222,172        $ 266,669       $ 172,759
  Due from MetLife Investors Insurance
     Company                                           1               --               --              --
                                       ----------------- ---------------- ---------------- ---------------
       Total Assets                            4,122,253        1,222,172          266,669         172,759
                                       ----------------- ---------------- ---------------- ---------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                          --               26               33              17
                                       ----------------- ---------------- ---------------- ---------------
       Total Liabilities                              --               26               33              17
                                       ----------------- ---------------- ---------------- ---------------
NET ASSETS                                   $ 4,122,253      $ 1,222,146        $ 266,636       $ 172,742
                                       ================= ================ ================ ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                          MIST LEGG MASON
                                       MIST LAZARD     MIST MET/AIM MIST THIRD AVENUE PARTNERS AGGRESSIVE
                                           MID CAP SMALL CAP GROWTH   SMALL CAP VALUE              GROWTH
                                       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT
                                       ----------- ---------------- ----------------- -------------------
ASSETS:
  Investments at fair value              $ 703,023        $ 381,156         $ 921,564           $ 260,398
  Due from MetLife Investors Insurance
     Company                                     5                1                --                  --
                                       ----------- ---------------- ----------------- -------------------
       Total Assets                        703,028          381,157           921,564             260,398
                                       ----------- ---------------- ----------------- -------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                    17               11                17                   7
                                       ----------- ---------------- ----------------- -------------------
       Total Liabilities                        17               11                17                   7
                                       ----------- ---------------- ----------------- -------------------
NET ASSETS                               $ 703,011        $ 381,146         $ 921,547           $ 260,391
                                       =========== ================ ================= ===================

The accompanying notes are an integral part of these financial statements.

                                                                   MIST PIMCO
MIST MFS RESEARCH MIST T. ROWE PRICE     MIST OPPENHEIMER INFLATION PROTECTED    MIST RCM   MIST PIMCO
    INTERNATIONAL     MID CAP GROWTH CAPITAL APPRECIATION                BOND  TECHNOLOGY TOTAL RETURN
      SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
----------------- ------------------ -------------------- ------------------- ----------- ------------
      $ 1,280,275          $ 928,687            $ 913,852         $ 1,151,874    $ 84,971  $ 2,293,756
               --                 --                   --                  10          --           --
----------------- ------------------ -------------------- ------------------- ----------- ------------
        1,280,275            928,687              913,852           1,151,884      84,971    2,293,756
----------------- ------------------ -------------------- ------------------- ----------- ------------
               32                 16                   16                  35          47            1
----------------- ------------------ -------------------- ------------------- ----------- ------------
               32                 16                   16                  35          47            1
----------------- ------------------ -------------------- ------------------- ----------- ------------
      $ 1,280,243          $ 928,671            $ 913,836         $ 1,151,849    $ 84,924  $ 2,293,755
================= ================== ==================== =================== =========== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                         MIST HARRIS
                                             OAKMARK MIST CLARION GLOBAL    MIST TURNER        MIST GOLDMAN
                                       INTERNATIONAL         REAL ESTATE MID CAP GROWTH SACHS MID CAP VALUE
                                         SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT
                                       ------------- ------------------- -------------- -------------------
ASSETS:
  Investments at fair value                $ 958,067           $ 290,738      $ 279,098           $ 442,497
  Due from MetLife Investors Insurance
     Company                                      --                  --              6                  --
                                       ------------- ------------------- -------------- -------------------
       Total Assets                          958,067             290,738        279,104             442,497
                                       ------------- ------------------- -------------- -------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                      36                  45              8                  16
                                       ------------- ------------------- -------------- -------------------
       Total Liabilities                          36                  45              8                  16
                                       ------------- ------------------- -------------- -------------------
NET ASSETS                                 $ 958,031           $ 290,693      $ 279,096           $ 442,481
                                       ============= =================== ============== ===================

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 19,615         $ 790,065       $ 1,482,635     $ 1,289,016           $ 187,190       $ 318,845
                --                --                --               4                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
            19,615           790,065         1,482,635       1,289,020             187,190         318,845
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                41                23                50              38                  44              91
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                41                23                50              38                  44              91
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 19,574         $ 790,042       $ 1,482,585     $ 1,288,982           $ 187,146       $ 318,754
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MIST LEGG MASON MIST MFS EMERGING MIST LOOMIS SAYLES         MIST MET/AIM
                                          VALUE EQUITY    MARKETS EQUITY     GLOBAL MARKETS CAPITAL APPRECIATION
                                           SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                                       --------------- ----------------- ------------------ --------------------
ASSETS:
  Investments at fair value                   $ 52,514         $ 106,716           $ 22,445            $ 160,546
  Due from MetLife Investors Insurance
     Company                                         1                --                 --                   --
                                       --------------- ----------------- ------------------ --------------------
       Total Assets                             52,515           106,716             22,445              160,546
                                       --------------- ----------------- ------------------ --------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                        44                28                 49                   11
                                       --------------- ----------------- ------------------ --------------------
       Total Liabilities                            44                28                 49                   11
                                       --------------- ----------------- ------------------ --------------------
NET ASSETS                                    $ 52,471         $ 106,688           $ 22,396            $ 160,535
                                       =============== ================= ================== ====================

The accompanying notes are an integral part of these financial statements.

                     MSF HARRIS
MSF DAVIS VENTURE       OAKMARK MSF JENNISON MSF METLIFE MSF BLACKROCK MSF BLACKROCK
            VALUE FOCUSED VALUE       GROWTH STOCK INDEX  MONEY MARKET   BOND INCOME
      SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
----------------- ------------- ------------ ----------- ------------- -------------
      $ 2,225,927     $ 725,915    $ 720,860   $ 645,133   $ 2,741,157      $ 17,758
                1            27           --           4            --            60
----------------- ------------- ------------ ----------- ------------- -------------
        2,225,928       725,942      720,860     645,137     2,741,157        17,818
----------------- ------------- ------------ ----------- ------------- -------------
               --            21           22          19             8            15
----------------- ------------- ------------ ----------- ------------- -------------
               --            21           22          19             8            15
----------------- ------------- ------------ ----------- ------------- -------------
      $ 2,225,928     $ 725,921    $ 720,838   $ 645,118   $ 2,741,149      $ 17,803
================= ============= ============ =========== ============= =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                       MSF WESTERN ASSET
                                              MANAGEMENT MSF T. ROWE PRICE MSF T. ROWE PRICE          MSF CAPITAL
                                         U.S. GOVERNMENT  SMALL CAP GROWTH  LARGE CAP GROWTH GUARDIAN U.S. EQUITY
                                             SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT
                                       ----------------- ----------------- ----------------- --------------------
ASSETS:
  Investments at fair value                    $ 123,424          $ 62,569          $ 69,430            $ 382,258
  Due from MetLife Investors Insurance
     Company                                          67                 3                 9                   --
                                       ----------------- ----------------- ----------------- --------------------
       Total Assets                              123,491            62,572            69,439              382,258
                                       ----------------- ----------------- ----------------- --------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                          24                11                10                    1
                                       ----------------- ----------------- ----------------- --------------------
       Total Liabilities                              24                11                10                    1
                                       ----------------- ----------------- ----------------- --------------------
NET ASSETS                                     $ 123,467          $ 62,561          $ 69,429            $ 382,257
                                       ================= ================= ================= ====================

The accompanying notes are an integral part of these financial statements.

AIM V.I. INTERNATIONAL  DWS GOVERNMENT & PUTNAM VT GROWTH                  FTVIPT TEMPLETON   FTVIPT TEMPLETON
                GROWTH AGENCY SECURITIES       AND INCOME PUTNAM VT VISTA GROWTH SECURITIES FOREIGN SECURITIES
           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
              $ 31,921             $ 494         $ 37,695         $ 8,731           $ 1,338           $ 84,571
                     3                 4               --              --                --                 --
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                31,924               498           37,695           8,731             1,338             84,571
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                     3                 1               14              49                 2                 24
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                     3                 1               14              49                 2                 24
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
              $ 31,921             $ 497         $ 37,681         $ 8,682           $ 1,336           $ 84,547
====================== ================= ================ =============== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST LORD ABBETT GROWTH AND INCOME
                                                                                        SUB-ACCOUNT
                                                         ------------------------------------------
                                                                 2008           2007           2006
                                                         --------------- -------------- -----------
INVESTMENT INCOME:
      Dividends                                             $ 100,189       $ 69,108      $ 116,067
                                                         --------------- -------------- -----------
EXPENSES:
      Mortality and expense risk charges                       13,144         15,727         13,984
                                                         --------------- -------------- -----------
        Total expenses                                         13,144         15,727         13,984
                                                         --------------- -------------- -----------
           Net investment income (loss)                        87,045         53,381        102,083
                                                         --------------- -------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             567,120        298,970        510,479
      Realized gains (losses) on sale of investments          (34,668)       162,880        233,323
                                                         --------------- -------------- -----------
           Net realized gains (losses)                        532,452        461,850        743,802
                                                         --------------- -------------- -----------
      Change in unrealized gains (losses) on investments   (2,977,577)      (264,435)       184,448
                                                         --------------- -------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (2,445,125)       197,415        928,250
                                                         --------------- -------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (2,358,080)     $ 250,796    $ 1,030,333
                                                         =============== ============== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

       MIST LORD ABBETT BOND DEBENTURE           MIST LORD ABBETT MID CAP VALUE
                           SUB-ACCOUNT                              SUB-ACCOUNT
-------------------------------------- -------------------------------------------
      2008           2007         2006       2008           2007           2006
------------- ----------- ------------ ------------- -------------- --------------
  $ 70,430       $ 92,779     $ 98,972    $ 3,009        $ 5,598        $ 4,031
------------- ----------- ------------ ------------- -------------- --------------
     6,318          7,185        5,756         72             99            100
------------- ----------- ------------ ------------- -------------- --------------
     6,318          7,185        5,756         72             99            100
------------- ----------- ------------ ------------- -------------- --------------
    64,112         85,594       93,216      2,937          5,499          3,931
------------- ----------- ------------ ------------- -------------- --------------
    24,428          2,140           --     56,243         79,103         51,533
   (28,076)        15,438       13,722     (5,478)        59,819         49,661
------------- ----------- ------------ ------------- -------------- --------------
    (3,648)        17,578       13,722     50,765        138,922        101,194
------------- ----------- ------------ ------------- -------------- --------------
  (357,821)           350       14,677   (225,884)      (136,147)       (36,935)
------------- ----------- ------------ ------------- -------------- --------------
  (361,469)        17,928       28,399   (175,119)         2,775         64,259
------------- ----------- ------------ ------------- -------------- --------------
$ (297,357)     $ 103,522    $ 121,615 $ (172,182)       $ 8,274       $ 68,190
============= =========== ============ ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST VAN KAMPEN MID CAP GROWTH
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007               2006
                                                         ------------- -------------- ------------------
INVESTMENT INCOME:
      Dividends                                             $ 4,572           $ --               $ --
                                                         ------------- -------------- ------------------
EXPENSES:
      Mortality and expense risk charges                         61             76                 71
                                                         ------------- -------------- ------------------
        Total expenses                                           61             76                 71
                                                         ------------- -------------- ------------------
           Net investment income (loss)                       4,511            (76)               (71)
                                                         ------------- -------------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            27,165         31,359             22,467
      Realized gains (losses) on sale of investments         10,062         27,543              8,116
                                                         ------------- -------------- ------------------
           Net realized gains (losses)                       37,227         58,902             30,583
                                                         ------------- -------------- ------------------
      Change in unrealized gains (losses) on investments   (196,594)        20,663                 (7)
                                                         ------------- -------------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                     (159,367)        79,565             30,576
                                                         ------------- -------------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (154,856)      $ 79,489           $ 30,505
                                                         ============= ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                             MIST LAZARD MID CAP               MIST MET/AIM SMALL CAP GROWTH
                                     SUB-ACCOUNT                                 SUB-ACCOUNT
--------------------------------------------------- -------------------------------------------
      2008                   2007           2006           2008           2007           2006
------------- ---------------------- -------------- ------------- -------------- --------------
  $ 12,434                $ 6,212        $ 3,757          $ --           $ --           $ --
------------- ---------------------- -------------- ------------- -------------- --------------
     4,576                  5,302          3,793         2,818          3,209          2,788
------------- ---------------------- -------------- ------------- -------------- --------------
     4,576                  5,302          3,793         2,818          3,209          2,788
------------- ---------------------- -------------- ------------- -------------- --------------
     7,858                    910            (36)       (2,818)        (3,209)        (2,788)
------------- ---------------------- -------------- ------------- -------------- --------------
    75,751                 85,135         82,535        46,661          8,136         77,897
   (50,211)                 5,149          4,692        (8,544)        18,409          5,905
------------- ---------------------- -------------- ------------- -------------- --------------
    25,540                 90,284         87,227        38,117         26,545         83,802
------------- ---------------------- -------------- ------------- -------------- --------------
  (475,022)              (154,893)         7,446      (268,794)        28,432        (26,777)
------------- ---------------------- -------------- ------------- -------------- --------------
  (449,482)               (64,609)        94,673      (230,677)        54,977         57,025
------------- ---------------------- -------------- ------------- -------------- --------------
$ (441,624)             $ (63,699)      $ 94,637    $ (233,495)      $ 51,768       $ 54,237
============= ====================== ============== ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST THIRD AVENUE SMALL CAP VALUE
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                               2008           2007            2006
                                                         ------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                            $ 13,134       $ 16,618         $ 8,931
                                                         ------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                      6,867          7,661           6,966
                                                         ------------- -------------- ---------------
        Total expenses                                        6,867          7,661           6,966
                                                         ------------- -------------- ---------------
           Net investment income (loss)                       6,267          8,957           1,965
                                                         ------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            86,309         89,269          92,124
      Realized gains (losses) on sale of investments        (19,647)        27,659         104,870
                                                         ------------- -------------- ---------------
           Net realized gains (losses)                       66,662        116,928         196,994
                                                         ------------- -------------- ---------------
      Change in unrealized gains (losses) on investments   (457,986)      (172,090)        (61,739)
                                                         ------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                     (391,324)       (55,162)        135,255
                                                         ------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (385,057)     $ (46,205)      $ 137,220
                                                         ============= ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH             MIST MFS RESEARCH INTERNATIONAL
                               SUB-ACCOUNT                                 SUB-ACCOUNT
--------------------------------------------- ----------------------------------------
       2008           2007            2006          2008           2007           2006
-------------- -------------- --------------- ------------- -------------- -----------
       $ 54        $ 1,104            $ --      $ 38,435       $ 27,868       $ 28,060
-------------- -------------- --------------- ------------- -------------- -----------
      2,111          2,602           2,645         8,253          8,703          6,638
-------------- -------------- --------------- ------------- -------------- -----------
      2,111          2,602           2,645         8,253          8,703          6,638
-------------- -------------- --------------- ------------- -------------- -----------
     (2,057)        (1,498)         (2,645)       30,182         19,165         21,422
-------------- -------------- --------------- ------------- -------------- -----------
      2,990         44,940          31,417       194,787        271,523        110,315
    (17,240)         7,916          34,550      (117,679)        78,885        130,875
-------------- -------------- --------------- ------------- -------------- -----------
    (14,250)        52,856          65,967        77,108        350,408        241,190
-------------- -------------- --------------- ------------- -------------- -----------
   (153,125)       (40,245)        (82,865)   (1,080,057)      (143,059)        81,292
-------------- -------------- --------------- ------------- -------------- -----------
   (167,375)        12,611         (16,898)   (1,002,949)       207,349        322,482
-------------- -------------- --------------- ------------- -------------- -----------
 $ (169,432)      $ 11,113       $ (19,543)   $ (972,767)     $ 226,514      $ 343,904
============== ============== =============== ============= ============== ===========

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      MIST T. ROWE PRICE MID CAP GROWTH
                                                                                            SUB-ACCOUNT
                                                         -------------------------------------------------
                                                                2008           2007                2006
                                                         -------------- -------------- -------------------
INVESTMENT INCOME:
      Dividends                                                $ 836        $ 3,310                $ --
                                                         -------------- -------------- -------------------
EXPENSES:
      Mortality and expense risk charges                       6,931          7,894               6,855
                                                         -------------- -------------- -------------------
        Total expenses                                         6,931          7,894               6,855
                                                         -------------- -------------- -------------------
           Net investment income (loss)                       (6,095)        (4,584)             (6,855)
                                                         -------------- -------------- -------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            146,854         63,136              42,557
      Realized gains (losses) on sale of investments           7,731         37,635              57,859
                                                         -------------- -------------- -------------------
           Net realized gains (losses)                       154,585        100,771             100,416
                                                         -------------- -------------- -------------------
      Change in unrealized gains (losses) on investments    (748,182)       123,216             (23,430)
                                                         -------------- -------------- -------------------
      Net realized and unrealized gains (losses)
        on investments                                      (593,597)       223,987              76,986
                                                         -------------- -------------- -------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (599,692)     $ 219,403            $ 70,131
                                                         ============== ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
      2008           2007                2006         2008           2007               2006
------------- -------------- ------------------- ------------ -------------- ------------------
  $ 52,492        $ 2,336             $ 4,561     $ 51,387       $ 27,747           $ 44,369
------------- -------------- ------------------- ------------ -------------- ------------------
     7,647          9,384               7,611        7,437          6,902              5,545
------------- -------------- ------------------- ------------ -------------- ------------------
     7,647          9,384               7,611        7,437          6,902              5,545
------------- -------------- ------------------- ------------ -------------- ------------------
    44,845         (7,048)             (3,050)      43,950         20,845             38,824
------------- -------------- ------------------- ------------ -------------- ------------------
   384,240        104,346              10,397        2,713             --             30,990
   (67,227)        32,742              13,905       10,809        (13,423)           (11,288)
------------- -------------- ------------------- ------------ -------------- ------------------
   317,013        137,088              24,302       13,522        (13,423)            19,702
------------- -------------- ------------------- ------------ -------------- ------------------
(1,125,289)        86,233              85,610     (151,994)       123,543            (58,283)
------------- -------------- ------------------- ------------ -------------- ------------------
  (808,276)       223,321             109,912     (138,472)       110,120            (38,581)
------------- -------------- ------------------- ------------ -------------- ------------------
$ (763,431)     $ 216,273           $ 106,862    $ (94,522)     $ 130,965              $ 243
============= ============== =================== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                    MIST RCM TECHNOLOGY
                                                                                            SUB-ACCOUNT
                                                         -------------------------------------------------
                                                              2008                    2007         2006
                                                         ------------ ---------------------- -------------
INVESTMENT INCOME:
      Dividends                                           $ 15,543                   $ --          $ --
                                                         ------------ ---------------------- -------------
EXPENSES:
      Mortality and expense risk charges                       645                    774           609
                                                         ------------ ---------------------- -------------
        Total expenses                                         645                    774           609
                                                         ------------ ---------------------- -------------
           Net investment income (loss)                     14,898                   (774)         (609)
                                                         ------------ ---------------------- -------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           32,429                  5,243            --
      Realized gains (losses) on sale of investments        (4,607)                 6,947         1,663
                                                         ------------ ---------------------- -------------
           Net realized gains (losses)                      27,822                 12,190         1,663
                                                         ------------ ---------------------- -------------
      Change in unrealized gains (losses) on investments  (109,728)                26,583         3,348
                                                         ------------ ---------------------- -------------
      Net realized and unrealized gains (losses)
        on investments                                     (81,906)                38,773         5,011
                                                         ------------ ---------------------- -------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (67,008)              $ 37,999       $ 4,402
                                                         ============ ====================== =============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                            MIST PIMCO TOTAL RETURN        MIST HARRIS OAKMARK INTERNATIONAL
                                        SUB-ACCOUNT                              SUB-ACCOUNT
--------------------------------------------------- -----------------------------------------
     2008                       2007        2006          2008           2007            2006
------------ ----------------------- -------------- ------------- -------------- ------------
$ 102,162                   $ 81,538    $ 58,487      $ 28,597       $ 16,675        $ 42,343
------------ ----------------------- -------------- ------------- -------------- ------------
   12,252                     11,638       9,617         7,576          9,985           8,417
------------ ----------------------- -------------- ------------- -------------- ------------
   12,252                     11,638       9,617         7,576          9,985           8,417
------------ ----------------------- -------------- ------------- -------------- ------------
   89,910                     69,900      48,870        21,021          6,690          33,926
------------ ----------------------- -------------- ------------- -------------- ------------
   62,155                         --         864       244,833        143,075         105,700
   11,437                      3,219      (8,052)     (119,985)        98,739          92,299
------------ ----------------------- -------------- ------------- -------------- ------------
   73,592                      3,219      (7,188)      124,848        241,814         197,999
------------ ----------------------- -------------- ------------- -------------- ------------
 (161,830)                   111,358      45,984      (831,349)      (269,330)        144,834
------------ ----------------------- -------------- ------------- -------------- ------------
  (88,238)                   114,577      38,796      (706,501)       (27,516)        342,833
------------ ----------------------- -------------- ------------- -------------- ------------
  $ 1,672                  $ 184,477    $ 87,666    $ (685,480)     $ (20,826)      $ 376,759
============ ======================= ============== ============= ============== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST CLARION GLOBAL REAL ESTATE
                                                                                      SUB-ACCOUNT
                                                         ----------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- -----------
INVESTMENT INCOME:
      Dividends                                             $ 8,611        $ 4,891        $ 4,200
                                                         ------------- -------------- -----------
EXPENSES:
      Mortality and expense risk charges                      2,225          2,505          1,999
                                                         ------------- -------------- -----------
        Total expenses                                        2,225          2,505          1,999
                                                         ------------- -------------- -----------
           Net investment income (loss)                       6,386          2,386          2,201
                                                         ------------- -------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            41,715         39,193         19,950
      Realized gains (losses) on sale of investments        (19,222)        22,046         31,864
                                                         ------------- -------------- -----------
           Net realized gains (losses)                       22,493         61,239         51,814
                                                         ------------- -------------- -----------
      Change in unrealized gains (losses) on investments   (225,209)      (136,559)        59,028
                                                         ------------- -------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (202,716)       (75,320)       110,842
                                                         ------------- -------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (196,330)     $ (72,934)     $ 113,043
                                                         ============= ============== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

               MIST TURNER MID CAP GROWTH           MIST GOLDMAN SACHS MID CAP VALUE
                              SUB-ACCOUNT                                SUB-ACCOUNT
-------------------------------------------- ------------------------------------------
       2008            2007          2006          2008           2007          2006
-------------- -------------- -------------- ------------- -------------- -------------
        $ 1           $ --           $ --       $ 6,938        $ 4,898          $ --
-------------- -------------- -------------- ------------- -------------- -------------
      2,338          2,392          1,427         3,436          4,042         2,732
-------------- -------------- -------------- ------------- -------------- -------------
      2,338          2,392          1,427         3,436          4,042         2,732
-------------- -------------- -------------- ------------- -------------- -------------
     (2,337)        (2,392)        (1,427)        3,502            856        (2,732)
-------------- -------------- -------------- ------------- -------------- -------------
     38,887         14,601          2,817        52,434         63,250         3,245
     (1,898)        17,753         10,273       (11,689)        13,736        11,374
-------------- -------------- -------------- ------------- -------------- -------------
     36,989         32,354         13,090        40,745         76,986        14,619
-------------- -------------- -------------- ------------- -------------- -------------
   (289,284)        61,758          3,998      (294,527)       (59,997)       74,946
-------------- -------------- -------------- ------------- -------------- -------------
   (252,295)        94,112         17,088      (253,782)        16,989        89,565
-------------- -------------- -------------- ------------- -------------- -------------
 $ (254,632)      $ 91,720       $ 15,661    $ (250,280)      $ 17,845      $ 86,833
============== ============== ============== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST METLIFE DEFENSIVE STRATEGY
                                                                                           SUB-ACCOUNT
                                                         ---------------------------------------------
                                                               2008            2007              2006
                                                         -------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                                 $ 13           $ --               $ --
                                                         -------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                          41              1                 --
                                                         -------------- -------------- ---------------
        Total expenses                                            41              1                 --
                                                         -------------- -------------- ---------------
           Net investment income (loss)                          (28)            (1)                --
                                                         -------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                 17             --                 --
      Realized gains (losses) on sale of investments            (165)            (3)                --
                                                         -------------- -------------- ---------------
           Net realized gains (losses)                          (148)            (3)                --
                                                         -------------- -------------- ---------------
      Change in unrealized gains (losses) on investments      (3,246)            (6)                --
                                                         -------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                        (3,394)            (9)                --
                                                         -------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (3,422)         $ (10)              $ --
                                                         ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST METLIFE MODERATE STRATEGY             MIST METLIFE BALANCED STRATEGY
                               SUB-ACCOUNT                                SUB-ACCOUNT
--------------------------------------------- ------------------------------------------
      2008           2007             2006          2008           2007          2006
------------- ----------- ------------------- ------------- -------------- -------------
  $ 17,286       $ 19,478            $ 530      $ 75,008       $ 10,267         $ 353
------------- ----------- ------------------- ------------- -------------- -------------
     5,048          4,863            3,115         5,410          3,646         1,462
------------- ----------- ------------------- ------------- -------------- -------------
     5,048          4,863            3,115         5,410          3,646         1,462
------------- ----------- ------------------- ------------- -------------- -------------
    12,238         14,615           (2,585)       69,598          6,621        (1,109)
------------- ----------- ------------------- ------------- -------------- -------------
    23,244         22,953            2,229        80,041         17,128         1,253
    (3,192)        10,603            1,554       (18,382)         8,119         1,809
------------- ----------- ------------------- ------------- -------------- -------------
    20,052         33,556            3,783        61,659         25,247         3,062
------------- ----------- ------------------- ------------- -------------- -------------
  (310,376)         1,300           67,408      (648,167)        (2,201)       32,383
------------- ----------- ------------------- ------------- -------------- -------------
  (290,324)        34,856           71,191      (586,508)        23,046        35,445
------------- ----------- ------------------- ------------- -------------- -------------
$ (278,086)      $ 49,471         $ 68,606    $ (516,910)      $ 29,667      $ 34,336
============= =========== =================== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                     MIST METLIFE GROWTH STRATEGY
                                                                                      SUB-ACCOUNT
                                                         -------------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- --------------
INVESTMENT INCOME:
      Dividends                                            $ 78,915       $ 26,804        $ 1,782
                                                         ------------- -------------- --------------
EXPENSES:
      Mortality and expense risk charges                     12,476         11,652          6,495
                                                         ------------- -------------- --------------
        Total expenses                                       12,476         11,652          6,495
                                                         ------------- -------------- --------------
           Net investment income (loss)                      66,439         15,152         (4,713)
                                                         ------------- -------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           158,225         66,654          6,777
      Realized gains (losses) on sale of investments       (204,664)        45,914          5,229
                                                         ------------- -------------- --------------
           Net realized gains (losses)                      (46,439)       112,568         12,006
                                                         ------------- -------------- --------------
      Change in unrealized gains (losses) on investments   (945,901)       (66,437)       151,712
                                                         ------------- -------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (992,340)        46,131        163,718
                                                         ------------- -------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (925,901)      $ 61,283      $ 159,005
                                                         ============= ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST METLIFE AGGRESSIVE STRATEGY                    MIST VAN KAMPEN COMSTOCK
                                 SUB-ACCOUNT                                 SUB-ACCOUNT
----------------------------------------------- ------------------------------------------
      2008           2007               2006          2008           2007          2006
------------- -------------- ------------------ ------------- -------------- -------------
  $ 10,874        $ 3,883              $ 249       $ 8,950        $ 6,064          $ 13
------------- -------------- ------------------ ------------- -------------- -------------
     1,463          1,136                754         2,435          2,272         1,090
------------- -------------- ------------------ ------------- -------------- -------------
     1,463          1,136                754         2,435          2,272         1,090
------------- -------------- ------------------ ------------- -------------- -------------
     9,411          2,747               (505)        6,515          3,792        (1,077)
------------- -------------- ------------------ ------------- -------------- -------------
    31,946         15,733                971        16,959          8,107         1,456
    (6,040)         6,773              2,626       (16,570)         1,731           824
------------- -------------- ------------------ ------------- -------------- -------------
    25,906         22,506              3,597           389          9,838         2,280
------------- -------------- ------------------ ------------- -------------- -------------
  (161,774)       (17,209)            12,702      (190,938)       (29,478)       38,659
------------- -------------- ------------------ ------------- -------------- -------------
  (135,868)         5,297             16,299      (190,549)       (19,640)       40,939
------------- -------------- ------------------ ------------- -------------- -------------
$ (126,457)       $ 8,044           $ 15,794    $ (184,034)     $ (15,848)     $ 39,862
============= ============== ================== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        MIST LEGG MASON VALUE EQUITY
                                                                                         SUB-ACCOUNT
                                                         ----------------------------------------------
                                                                2008           2007           2006 (A)
                                                         -------------- -------------- ----------------
INVESTMENT INCOME:
      Dividends                                                $ 259            $ 4            $ 164
                                                         -------------- -------------- ----------------
EXPENSES:
      Mortality and expense risk charges                         463            587               40
                                                         -------------- -------------- ----------------
        Total expenses                                           463            587               40
                                                         -------------- -------------- ----------------
           Net investment income (loss)                         (204)          (583)             124
                                                         -------------- -------------- ----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              3,524            132            2,178
      Realized gains (losses) on sale of investments         (10,342)         2,398               33
                                                         -------------- -------------- ----------------
           Net realized gains (losses)                        (6,818)         2,530            2,211
                                                         -------------- -------------- ----------------
      Change in unrealized gains (losses) on investments     (57,048)        (6,492)            (968)
                                                         -------------- -------------- ----------------
      Net realized and unrealized gains (losses)
        on investments                                       (63,866)        (3,962)           1,243
                                                         -------------- -------------- ----------------
      Net increase (decrease) in net assets resulting
        from operations                                    $ (64,070)      $ (4,545)         $ 1,367
                                                         ============== ============== ================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

         MIST MFS EMERGING MARKETS EQUITY                       MIST LOOMIS SAYLES GLOBAL MARKETS
                              SUB-ACCOUNT                                             SUB-ACCOUNT
----------------------------------------------- ----------------------------------------------------
      2008           2007              2006 (A)      2008           2007                 2006 (A)
------------- -------------- ------------------ ------------ -------------- ------------------------
   $ 3,210           $ 11                  $ 77   $ 1,171           $ --                     $ 10
------------- -------------- ------------------ ------------ -------------- ------------------------
       849            152                     7       128             38                        1
------------- -------------- ------------------ ------------ -------------- ------------------------
       849            152                     7       128             38                        1
------------- -------------- ------------------ ------------ -------------- ------------------------
     2,361           (141)                   70     1,043            (38)                       9
------------- -------------- ------------------ ------------ -------------- ------------------------
    21,542             --                    --     1,511             --                       --
   (22,676)           610                     4      (839)           270                       (3)
------------- -------------- ------------------ ------------ -------------- ------------------------
    (1,134)           610                     4       672            270                       (3)
------------- -------------- ------------------ ------------ -------------- ------------------------
  (121,429)         6,466                   758   (12,516)         1,494                       26
------------- -------------- ------------------ ------------ -------------- ------------------------
  (122,563)         7,076                   762   (11,844)         1,764                       23
------------- -------------- ------------------ ------------ -------------- ------------------------
$ (120,202)       $ 6,935                 $ 832 $ (10,801)       $ 1,726                     $ 32
============= ============== ================== ============ ============== ========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                     MIST MET/AIM CAPITAL APPRECIATION
                                                                                           SUB-ACCOUNT
                                                         ------------------------------------------------
                                                               2008           2007                2006
                                                         ------------- -------------- -------------------
INVESTMENT INCOME:
      Dividends                                             $ 4,412           $ --               $ 149
                                                         ------------- -------------- -------------------
EXPENSES:
      Mortality and expense risk charges                        101            115                  92
                                                         ------------- -------------- -------------------
        Total expenses                                          101            115                  92
                                                         ------------- -------------- -------------------
           Net investment income (loss)                       4,311           (115)                 57
                                                         ------------- -------------- -------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                --             --                  --
      Realized gains (losses) on sale of investments         (1,850)       (36,019)             (3,861)
                                                         ------------- -------------- -------------------
           Net realized gains (losses)                       (1,850)       (36,019)             (3,861)
                                                         ------------- -------------- -------------------
      Change in unrealized gains (losses) on investments   (123,390)        66,820              19,685
                                                         ------------- -------------- -------------------
      Net realized and unrealized gains (losses)
        on investments                                     (125,240)        30,801              15,824
                                                         ------------- -------------- -------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (120,929)      $ 30,686            $ 15,881
                                                         ============= ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                      MFS DAVIS VENTURE VALUE         MFS HARRIS OAKMARK FOCUSED VALUE
                                  SUB-ACCOUNT                              SUB-ACCOUNT
--------------------------------------------- -------------------------------------------
        2008                   2007      2006       2008           2007           2006
--------------- ------------------- --------- ------------- -------------- --------------
    $ 40,761               $ 27,195  $ 23,474    $ 4,583        $ 9,319        $ 4,951
--------------- ------------------- --------- ------------- -------------- --------------
      16,610                 18,919    15,255      6,369          8,974          8,399
--------------- ------------------- --------- ------------- -------------- --------------
      16,610                 18,919    15,255      6,369          8,974          8,399
--------------- ------------------- --------- ------------- -------------- --------------
      24,151                  8,276     8,219     (1,786)           345         (3,448)
--------------- ------------------- --------- ------------- -------------- --------------
      16,967                     --        --    141,212        205,487        152,770
     (13,123)               126,204   100,217   (140,725)        22,662         40,930
--------------- ------------------- --------- ------------- -------------- --------------
       3,844                126,204   100,217        487        228,149        193,700
--------------- ------------------- --------- ------------- -------------- --------------
  (1,457,278)                 2,798   264,814   (634,693)      (339,075)       (27,418)
--------------- ------------------- --------- ------------- -------------- --------------
  (1,453,434)               129,002   365,031   (634,206)      (110,926)       166,282
--------------- ------------------- --------- ------------- -------------- --------------
$ (1,429,283)             $ 137,278 $ 373,250 $ (635,992)    $ (110,581)     $ 162,834
=============== =================== ========= ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                   MSF JENNISON GROWTH
                                                                                           SUB-ACCOUNT
                                                         ------------------------------------------------
                                                               2008                   2007        2006
                                                         ------------- ---------------------- -----------
INVESTMENT INCOME:
      Dividends                                            $ 24,533                $ 4,656        $ --
                                                         ------------- ---------------------- -----------
EXPENSES:
      Mortality and expense risk charges                      5,503                  6,059       4,637
                                                         ------------- ---------------------- -----------
        Total expenses                                        5,503                  6,059       4,637
                                                         ------------- ---------------------- -----------
           Net investment income (loss)                      19,030                 (1,403)     (4,637)
                                                         ------------- ---------------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            84,598                 39,047         806
      Realized gains (losses) on sale of investments        (25,435)                38,843      50,841
                                                         ------------- ---------------------- -----------
           Net realized gains (losses)                       59,163                 77,890      51,647
                                                         ------------- ---------------------- -----------
      Change in unrealized gains (losses) on investments   (514,163)                39,361     (28,102)
                                                         ------------- ---------------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (455,000)               117,251      23,545
                                                         ------------- ---------------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (435,970)             $ 115,848    $ 18,908
                                                         ============= ====================== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                       MSF METLIFE STOCK INDEX                   MSF BLACKROCK MONEY MARKET
                                   SUB-ACCOUNT                                  SUB-ACCOUNT
----------------------------------------------- -------------------------------------------
      2008                       2007      2006        2008        2007                2006
------------- ----------------------- --------- ----------- ----------- -------------------
  $ 17,839                   $ 10,842  $ 21,008    $ 73,832   $ 115,854            $ 89,306
------------- ----------------------- --------- ----------- ----------- -------------------
     5,066                      5,688     5,405      14,263      12,730              10,206
------------- ----------------------- --------- ----------- ----------- -------------------
     5,066                      5,688     5,405      14,263      12,730              10,206
------------- ----------------------- --------- ----------- ----------- -------------------
    12,773                      5,154    15,603      59,569     103,124              79,100
------------- ----------------------- --------- ----------- ----------- -------------------
    38,259                     21,076    35,849          --          --                  --
   (17,356)                    12,202    47,742          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
    20,903                     33,278    83,591          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
  (425,986)                     7,180    37,193          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
  (405,083)                    40,458   120,784          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
$ (392,310)                  $ 45,612 $ 136,387    $ 59,569   $ 103,124            $ 79,100
============= ======================= ========= =========== =========== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MSF BLACKROCK BOND INCOME
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                                2008           2007           2006
                                                         -------------- ----------- -----------------
INVESTMENT INCOME:
      Dividends                                              $ 1,022          $ 697        $ 1,834
                                                         -------------- ----------- -----------------
EXPENSES:
      Mortality and expense risk charges                         107            130            176
                                                         -------------- ----------- -----------------
        Total expenses                                           107            130            176
                                                         -------------- ----------- -----------------
           Net investment income (loss)                          915            567          1,658
                                                         -------------- ----------- -----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                 --             --             31
      Realized gains (losses) on sale of investments             (40)            36             14
                                                         -------------- ----------- -----------------
           Net realized gains (losses)                           (40)            36             45
                                                         -------------- ----------- -----------------
      Change in unrealized gains (losses) on investments      (1,659)           727           (486)
                                                         -------------- ----------- -----------------
      Net realized and unrealized gains (losses)
        on investments                                        (1,699)           763           (441)
                                                         -------------- ----------- -----------------
      Net increase (decrease) in net assets resulting
        from operations                                       $ (784)       $ 1,330        $ 1,217
                                                         ============== =========== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT               MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                      SUB-ACCOUNT
---------------------------------------------------- ------------------------------------------------
       2008            2007                  2006         2008           2007                 2006
-------------- -------------- ---------------------- ------------ -------------- --------------------
    $ 1,825          $ 463                    $ 1         $ --           $ --                 $ --
-------------- -------------- ---------------------- ------------ -------------- --------------------
        419             96                     --            9             24                   29
-------------- -------------- ---------------------- ------------ -------------- --------------------
        419             96                     --            9             24                   29
-------------- -------------- ---------------------- ------------ -------------- --------------------
      1,406            367                      1           (9)           (24)                 (29)
-------------- -------------- ---------------------- ------------ -------------- --------------------
         --             --                     --       16,824             --                   --
       (401)           (10)                    (1)         454          1,817                1,176
-------------- -------------- ---------------------- ------------ -------------- --------------------
       (401)           (10)                    (1)      17,278          1,817                1,176
-------------- -------------- ---------------------- ------------ -------------- --------------------
     (2,507)           419                      1      (53,296)         7,896                2,634
-------------- -------------- ---------------------- ------------ -------------- --------------------
     (2,908)           409                     --      (36,018)         9,713                3,810
-------------- -------------- ---------------------- ------------ -------------- --------------------
   $ (1,502)         $ 776                    $ 1    $ (36,027)       $ 9,689              $ 3,781
============== ============== ====================== ============ ============== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF T. ROWE PRICE LARGE CAP GROWTH
                                                                                                 SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                               2008           2007                      2006
                                                         ------------- ----------- -------------------------
INVESTMENT INCOME:
      Dividends                                               $ 589          $ 533                     $ 331
                                                         ------------- ----------- -------------------------
EXPENSES:
      Mortality and expense risk charges                         55             64                        54
                                                         ------------- ----------- -------------------------
        Total expenses                                           55             64                        54
                                                         ------------- ----------- -------------------------
           Net investment income (loss)                         534            469                       277
                                                         ------------- ----------- -------------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             5,630          1,059                        --
      Realized gains (losses) on sale of investments            180            861                       888
                                                         ------------- ----------- -------------------------
           Net realized gains (losses)                        5,810          1,920                       888
                                                         ------------- ----------- -------------------------
      Change in unrealized gains (losses) on investments    (56,877)         8,145                    10,964
                                                         ------------- ----------- -------------------------
      Net realized and unrealized gains (losses)
        on investments                                      (51,067)        10,065                    11,852
                                                         ------------- ----------- -------------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (50,533)      $ 10,534                  $ 12,129
                                                         ============= =========== =========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MSF CAPITAL GUARDIAN U.S. EQUITY             AIM V.I. INTERNATIONAL GROWTH
                                 SUB-ACCOUNT                               SUB-ACCOUNT
-------------------------------------------- -----------------------------------------
      2008           2007               2006      2008           2007             2006
------------- -------------- --------------- ------------ ----------- ----------------
   $ 6,665        $ 3,578            $ 7,441     $ 246          $ 224            $ 466
------------- -------------- --------------- ------------ ----------- ----------------
        --             --                 --         3              4                3
------------- -------------- --------------- ------------ ----------- ----------------
        --             --                 --         3              4                3
------------- -------------- --------------- ------------ ----------- ----------------
     6,665          3,578              7,441       243            220              463
------------- -------------- --------------- ------------ ----------- ----------------
    75,517         44,509              7,964       596             --               --
    (5,855)         9,742              5,789       506            832              592
------------- -------------- --------------- ------------ ----------- ----------------
    69,662         54,251             13,753     1,102            832              592
------------- -------------- --------------- ------------ ----------- ----------------
  (338,892)       (55,979)            47,219   (23,213)         6,220           10,240
------------- -------------- --------------- ------------ ----------- ----------------
  (269,230)        (1,728)            60,972   (22,111)         7,052           10,832
------------- -------------- --------------- ------------ ----------- ----------------
$ (262,565)       $ 1,850           $ 68,413 $ (21,868)       $ 7,272         $ 11,295
============= ============== =============== ============ =========== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                DWS GOVERNMENT & AGENCY SECURITIES
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                             2008        2007                 2006
                                                         -------- -------------- --------------------
INVESTMENT INCOME:
      Dividends                                              $ 21        $ 18                 $ 12
                                                         -------- -------------- --------------------
EXPENSES:
      Mortality and expense risk charges                        1           3                    2
                                                         -------- -------------- --------------------
        Total expenses                                          1           3                    2
                                                         -------- -------------- --------------------
           Net investment income (loss)                        20          15                   10
                                                         -------- -------------- --------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              --          --                   --
      Realized gains (losses) on sale of investments           --         (24)                 (13)
                                                         -------- -------------- --------------------
           Net realized gains (losses)                         --         (24)                 (13)
                                                         -------- -------------- --------------------
      Change in unrealized gains (losses) on investments        3          25                   14
                                                         -------- -------------- --------------------
      Net realized and unrealized gains (losses)
        on investments                                          3           1                    1
                                                         -------- -------------- --------------------
     Net increase (decrease) in net assets resulting
        from operations                                      $ 23        $ 16                 $ 11
                                                         ======== ============== ====================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

               PUTNAM VT GROWTH AND INCOME                           PUTNAM VT VISTA
                               SUB-ACCOUNT                               SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007              2006     2008               2007          2006
------------ -------------- -------------- ----------- ------------------ -------------
  $ 1,175          $ 950           $ 1,051     $ --               $ --          $ --
------------ -------------- -------------- ----------- ------------------ -------------
      280            360               333       79                117           118
------------ -------------- -------------- ----------- ------------------ -------------
      280            360               333       79                117           118
------------ -------------- -------------- ----------- ------------------ -------------
      895            590               718      (79)              (117)         (118)
------------ -------------- -------------- ----------- ------------------ -------------
    8,495          9,534             1,402       --                 --            --
   (3,686)         1,714             1,730      (51)               339            97
------------ -------------- -------------- ----------- ------------------ -------------
    4,809         11,248             3,132      (51)               339            97
------------ -------------- -------------- ----------- ------------------ -------------
  (30,037)       (16,045)            5,292   (7,709)               539         1,099
------------ -------------- -------------- ----------- ------------------ -------------
  (25,228)        (4,797)            8,424   (7,760)               878         1,196
------------ -------------- -------------- ----------- ------------------ -------------
$ (24,333)      $ (4,207)          $ 9,142 $ (7,839)             $ 761       $ 1,078
============ ============== ============== =========== ================== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        FTVIPT TEMPLETON GROWTH SECURITIES
                                                                                               SUB-ACCOUNT
                                                         ----------------------------------------------------
                                                                2008           2007                   2006
                                                         -------------- -------------- ----------------------
INVESTMENT INCOME:
      Dividends                                                 $ 38           $ 34                  $ 174
                                                         -------------- -------------- ----------------------
EXPENSES:
      Mortality and expense risk charges                          --             --                     --
                                                         -------------- -------------- ----------------------
        Total expenses                                            --             --                     --
                                                         -------------- -------------- ----------------------
           Net investment income (loss)                           38             34                    174
                                                         -------------- -------------- ----------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                128             97                     --
      Realized gains (losses) on sale of investments              (9)            25                    825
                                                         -------------- -------------- ----------------------
           Net realized gains (losses)                           119            122                    825
                                                         -------------- -------------- ----------------------
      Change in unrealized gains (losses) on investments      (1,143)           (99)                  (403)
                                                         -------------- -------------- ----------------------
      Net realized and unrealized gains (losses)
        on investments                                        (1,024)            23                    422
                                                         -------------- -------------- ----------------------
      Net increase (decrease) in net assets resulting
        from operations                                       $ (986)          $ 57                  $ 596
                                                         ============== ============== ======================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            FTVIPT TEMPLETON FOREIGN SECURITIES
                                    SUB-ACCOUNT
-----------------------------------------------
     2008           2007                   2006
------------ ----------- ----------------------
  $ 3,129        $ 3,079                  $ 948
------------ ----------- ----------------------
      105            139                    139
------------ ----------- ----------------------
      105            139                    139
------------ ----------- ----------------------
    3,024          2,940                    809
------------ ----------- ----------------------
   11,323          6,376                     --
     (748)         2,960                    414
------------ ----------- ----------------------
   10,575          9,336                    414
------------ ----------- ----------------------
  (71,662)         6,019                 11,861
------------ ----------- ----------------------
  (61,087)        15,355                 12,275
------------ ----------- ----------------------
$ (58,063)      $ 18,295               $ 13,084
============ =========== ======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST LORD ABBETT GROWTH AND INCOME
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                            2008           2007              2006
                                                     -------------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 87,045       $ 53,381         $ 102,083
  Net realized gains (losses)                            532,452        461,850           743,802
  Change in unrealized gains (losses) on investments  (2,977,577)      (264,435)          184,448
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (2,358,080)       250,796         1,030,333
                                                     -------------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           180,165        287,804           370,111
  Net transfers (including fixed account)                126,973        (62,309)         (472,291)
  Policy charges                                        (225,437)      (233,349)         (217,709)
  Transfers for policy benefits and terminations        (172,781)      (190,732)         (324,434)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          (91,080)      (198,586)         (644,323)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets            (2,449,160)        52,210           386,010
NET ASSETS:
  Beginning of period                                  6,571,413      6,519,203         6,133,193
                                                     -------------- -------------- -----------------
  End of period                                      $ 4,122,253    $ 6,571,413       $ 6,519,203
                                                     ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST LORD ABBETT BOND DEBENTURE               MIST LORD ABBETT MID CAP VALUE
                                SUB-ACCOUNT                                  SUB-ACCOUNT
---------------------------------------------- -------------------------------------------
       2008           2007             2006         2008           2007            2006
-------------- -------------- ---------------- ------------ -------------- ---------------
   $ 64,112       $ 85,594         $ 93,216      $ 2,937        $ 5,499         $ 3,931
     (3,648)        17,578           13,722       50,765        138,922         101,194
   (357,821)           350           14,677     (225,884)      (136,147)        (36,935)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (297,357)       103,522          121,615     (172,182)         8,274          68,190
-------------- -------------- ---------------- ------------ -------------- ---------------
     70,387         70,194          150,985          272            273             273
   (127,966)       218,179           20,911        7,867        (34,899)         13,361
    (72,794)       (68,644)         (60,909)     (11,613)       (15,738)        (15,605)
   (125,656)       (57,786)         (80,531)     (34,247)       (59,307)       (101,983)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (256,029)       161,943           30,456      (37,721)      (109,671)       (103,954)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (553,386)       265,465          152,071     (209,903)      (101,397)        (35,764)
  1,775,532      1,510,067        1,357,996      476,539        577,936         613,700
-------------- -------------- ---------------- ------------ -------------- ---------------
$ 1,222,146    $ 1,775,532      $ 1,510,067    $ 266,636      $ 476,539       $ 577,936
============== ============== ================ ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                              MIST VAN KAMPEN MID CAP GROWTH
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,511          $ (76)         $ (71)
  Net realized gains (losses)                           37,227         58,902         30,583
  Change in unrealized gains (losses) on investments  (196,594)        20,663             (7)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (154,856)        79,489         30,505
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             200            200            200
  Net transfers (including fixed account)               (1,124)       (33,115)         2,979
  Policy charges                                        (7,304)        (9,733)        (9,156)
  Transfers for policy benefits and terminations       (44,677)       (26,088)       (17,808)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (52,905)       (68,736)       (23,785)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets            (207,761)        10,753          6,720
NET ASSETS:
  Beginning of period                                  380,503        369,750        363,030
                                                     ------------ -------------- --------------
  End of period                                      $ 172,742      $ 380,503      $ 369,750
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                          MIST LAZARD MID CAP               MIST MET/AIM SMALL CAP GROWTH
                                  SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------------ -------------------------------------------
     2008                   2007         2006         2008           2007            2006
------------ ---------------------- ------------ ------------ -------------- ---------------
  $ 7,858                  $ 910        $ (36)    $ (2,818)      $ (3,209)       $ (2,788)
   25,540                 90,284       87,227       38,117         26,545          83,802
 (475,022)              (154,893)       7,446     (268,794)        28,432         (26,777)
------------ ---------------------- ------------ ------------ -------------- ---------------
 (441,624)               (63,699)      94,637     (233,495)        51,768          54,237
------------ ---------------------- ------------ ------------ -------------- ---------------
   58,538                158,577      166,314       39,568        140,584          81,522
   26,904                330,498      (47,491)      (5,099)         1,780        (135,199)
  (50,064)               (46,873)     (35,711)     (30,304)       (29,285)        (27,665)
  (21,499)               (14,123)      (5,483)     (11,650)       (16,733)         (5,024)
------------ ---------------------- ------------ ------------ -------------- ---------------
   13,879                428,079       77,629       (7,485)        96,346         (86,366)
------------ ---------------------- ------------ ------------ -------------- ---------------
 (427,745)               364,380      172,266     (240,980)       148,114         (32,129)
1,130,756                766,376      594,110      622,126        474,012         506,141
------------ ---------------------- ------------ ------------ -------------- ---------------
$ 703,011            $ 1,130,756    $ 766,376    $ 381,146      $ 622,126       $ 474,012
============ ====================== ============ ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(a) For the period May 1, 2006 to December 31, 2006.

                                                               MIST THIRD AVENUE SMALL CAP VALUE
                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008           2007               2006
                                                     ------------ -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 6,267        $ 8,957            $ 1,965
  Net realized gains (losses)                           66,662        116,928            196,994
  Change in unrealized gains (losses) on investments  (457,986)      (172,090)           (61,739)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                (385,057)       (46,205)           137,220
                                                     ------------ -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners         108,076        155,118            227,170
  Net transfers (including fixed account)             (101,382)        71,835           (264,340)
  Policy charges                                       (69,093)       (62,806)           (57,820)
  Transfers for policy benefits and terminations         8,392        (13,468)            (9,716)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (54,007)       150,679           (104,706)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets            (439,064)       104,474             32,514
NET ASSETS:
  Beginning of period                                1,360,611      1,256,137          1,223,623
                                                     ------------ -------------- ------------------
  End of period                                      $ 921,547    $ 1,360,611        $ 1,256,137
                                                     ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH                MIST MFS RESEARCH INTERNATIONAL
                               SUB-ACCOUNT                                    SUB-ACCOUNT
--------------------------------------------- ----------------------------------------------
     2008           2007              2006           2008           2007             2006
------------ -------------- ----------------- -------------- -------------- ----------------
 $ (2,057)      $ (1,498)         $ (2,645)      $ 30,182       $ 19,165         $ 21,422
  (14,250)        52,856            65,967         77,108        350,408          241,190
 (153,125)       (40,245)          (82,865)    (1,080,057)      (143,059)          81,292
------------ -------------- ----------------- -------------- -------------- ----------------
 (169,432)        11,113           (19,543)      (972,767)       226,514          343,904
------------ -------------- ----------------- -------------- -------------- ----------------
   19,243         63,659            85,209        124,486        218,959          182,976
  (31,136)        (2,373)         (131,131)       101,801        210,443          (39,012)
  (20,997)       (20,571)          (21,270)       (83,771)       (73,066)         (62,555)
   (3,870)        (8,885)           (1,970)       (85,257)       (38,973)         (45,509)
------------ -------------- ----------------- -------------- -------------- ----------------
  (36,760)        31,830           (69,162)        57,259        317,363           35,900
------------ -------------- ----------------- -------------- -------------- ----------------
 (206,192)        42,943           (88,705)      (915,508)       543,877          379,804
  466,583        423,640           512,345      2,195,751      1,651,874        1,272,070
------------ -------------- ----------------- -------------- -------------- ----------------
$ 260,391      $ 466,583         $ 423,640    $ 1,280,243    $ 2,195,751      $ 1,651,874
============ ============== ================= ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST T. ROWE PRICE MID CAP GROWTH
                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008           2007               2006
                                                     ------------ -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (6,095)      $ (4,584)          $ (6,855)
  Net realized gains (losses)                          154,585        100,771            100,416
  Change in unrealized gains (losses) on investments  (748,182)       123,216            (23,430)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                (599,692)       219,403             70,131
                                                     ------------ -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          74,138         66,424            113,614
  Net transfers (including fixed account)               14,388         74,987           (143,531)
  Policy charges                                       (59,118)       (54,629)           (47,925)
  Transfers for policy benefits and terminations       (15,163)       (14,894)           (19,260)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         14,245         71,888            (97,102)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets            (585,447)       291,291            (26,971)
NET ASSETS:
  Beginning of period                                1,514,118      1,222,827          1,249,798
                                                     ------------ -------------- ------------------
  End of period                                      $ 928,671    $ 1,514,118        $ 1,222,827
                                                     ============ ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

          MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                    SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------------- ----------------------------------------------
      2008           2007                  2006           2008           2007             2006
------------- -------------- --------------------- -------------- -------------- ----------------
  $ 44,845       $ (7,048)             $ (3,050)      $ 43,950       $ 20,845         $ 38,824
   317,013        137,088                24,302         13,522        (13,423)          19,702
(1,125,289)        86,233                85,610       (151,994)       123,543          (58,283)
------------- -------------- --------------------- -------------- -------------- ----------------
  (763,431)       216,273               106,862        (94,522)       130,965              243
------------- -------------- --------------------- -------------- -------------- ----------------
   101,916        132,815               164,343         62,320        135,172          114,439
     4,324         39,904                42,927         (3,206)       155,128           69,331
   (84,052)       (84,545)              (72,635)       (70,943)       (49,147)         (43,907)
  (122,915)       (31,372)              (14,558)      (132,780)       (10,692)          (8,254)
------------- -------------- --------------------- -------------- -------------- ----------------
  (100,727)        56,802               120,077       (144,609)       230,461          131,609
------------- -------------- --------------------- -------------- -------------- ----------------
  (864,158)       273,075               226,939       (239,131)       361,426          131,852
 1,777,994      1,504,919             1,277,980      1,390,980      1,029,554          897,702
------------- -------------- --------------------- -------------- -------------- ----------------
 $ 913,836    $ 1,777,994           $ 1,504,919    $ 1,151,849    $ 1,390,980      $ 1,029,554
============= ============== ===================== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                              MIST RCM TECHNOLOGY
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                         2008                   2007         2006
                                                     ----------- ---------------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                       $ 14,898                 $ (774)      $ (609)
  Net realized gains (losses)                          27,822                 12,190        1,663
  Change in unrealized gains (losses) on investments (109,728)                26,583        3,348
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (67,008)                37,999        4,402
                                                     ----------- ---------------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          7,704                  6,144       18,050
  Net transfers (including fixed account)               6,867                (10,811)      41,513
  Policy charges                                      (11,530)               (11,117)     (10,074)
  Transfers for policy benefits and terminations       (1,045)                (1,981)        (809)
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         1,996                (17,765)      48,680
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets            (65,012)                20,234       53,082
NET ASSETS:
  Beginning of period                                 149,936                129,702       76,620
                                                     ----------- ---------------------- ------------
  End of period                                      $ 84,924              $ 149,936    $ 129,702
                                                     =========== ====================== ============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                              MIST PIMCO TOTAL RETURN              MIST HARRIS OAKMARK INTERNATIONAL
                                          SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------------------- ----------------------------------------------
       2008                       2007           2006         2008           2007               2006
-------------- -------------------------- -------------- ------------ -------------- ------------------
   $ 89,910                   $ 69,900       $ 48,870     $ 21,021        $ 6,690           $ 33,926
     73,592                      3,219         (7,188)     124,848        241,814            197,999
   (161,830)                   111,358         45,984     (831,349)      (269,330)           144,834
-------------- -------------------------- -------------- ------------ -------------- ------------------
      1,672                    184,477         87,666     (685,480)       (20,826)           376,759
-------------- -------------------------- -------------- ------------ -------------- ------------------
    129,490                    158,534        291,058      131,463        139,071            195,660
   (293,904)                   449,483        (10,791)     (44,598)       (21,210)           (99,780)
   (133,578)                  (102,683)      (109,663)     (77,268)       (77,355)           (66,477)
   (156,121)                   (80,126)       (38,945)     (70,610)       (11,402)           (18,039)
-------------- -------------------------- -------------- ------------ -------------- ------------------
   (454,113)                   425,208        131,659      (61,013)        29,104             11,364
-------------- -------------------------- -------------- ------------ -------------- ------------------
   (452,441)                   609,685        219,325     (746,493)         8,278            388,123
  2,746,196                  2,136,511      1,917,186    1,704,524      1,696,246          1,308,123
-------------- -------------------------- -------------- ------------ -------------- ------------------
$ 2,293,755                $ 2,746,196    $ 2,136,511    $ 958,031    $ 1,704,524        $ 1,696,246
============== ========================== ============== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST CLARION GLOBAL REAL ESTATE
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 6,386        $ 2,386        $ 2,201
  Net realized gains (losses)                           22,493         61,239         51,814
  Change in unrealized gains (losses) on investments  (225,209)      (136,559)        59,028
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (196,330)       (72,934)       113,043
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          51,889         68,647         99,882
  Net transfers (including fixed account)               41,907         18,896        (17,650)
  Policy charges                                       (22,587)       (23,424)       (20,279)
  Transfers for policy benefits and terminations        (4,710)       (11,271)        (1,124)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         66,499         52,848         60,829
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets            (129,831)       (20,086)       173,872
NET ASSETS:
  Beginning of period                                  420,524        440,610        266,738
                                                     ------------ -------------- --------------
  End of period                                      $ 290,693      $ 420,524      $ 440,610
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

             MIST TURNER MID CAP GROWTH            MIST GOLDMAN SACHS MID CAP VALUE
                            SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------ -------------------------------------------
     2008           2007           2006         2008           2007            2006
------------ -------------- -------------- ------------ -------------- ---------------
 $ (2,337)      $ (2,392)      $ (1,427)     $ 3,502          $ 856        $ (2,732)
   36,989         32,354         13,090       40,745         76,986          14,619
 (289,284)        61,758          3,998     (294,527)       (59,997)         74,946
------------ -------------- -------------- ------------ -------------- ---------------
 (254,632)        91,720         15,661     (250,280)        17,845          86,833
------------ -------------- -------------- ------------ -------------- ---------------
   20,073         49,391         26,010       30,205         25,717         123,010
    7,619         37,076        163,607      (27,222)        53,446         141,890
  (14,306)       (11,901)        (8,857)     (29,800)       (26,812)        (19,724)
   (2,079)           242             75      (14,312)       (13,512)         (1,314)
------------ -------------- -------------- ------------ -------------- ---------------
   11,307         74,808        180,835      (41,129)        38,839         243,862
------------ -------------- -------------- ------------ -------------- ---------------
 (243,325)       166,528        196,496     (291,409)        56,684         330,695
  522,421        355,893        159,397      733,890        677,206         346,511
------------ -------------- -------------- ------------ -------------- ---------------
$ 279,096      $ 522,421      $ 355,893    $ 442,481      $ 733,890       $ 677,206
============ ============== ============== ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST METLIFE DEFENSIVE STRATEGY
                                                                                       SUB-ACCOUNT
                                                     ---------------------------------------------
                                                            2008           2007               2006
                                                     -------------- -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ (28)          $ (1)              $ --
  Net realized gains (losses)                               (148)            (3)                --
  Change in unrealized gains (losses) on investments      (3,246)            (6)                --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from operations                                    (3,422)           (10)                --
                                                     -------------- -------------- ---------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             4,585             --                 --
  Net transfers (including fixed account)                 18,786          1,074                 --
  Policy charges                                          (1,299)           (25)                --
  Transfers for policy benefits and terminations            (115)            --                 --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           21,957          1,049                 --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets                18,535          1,039                 --
NET ASSETS:
  Beginning of period                                      1,039             --                 --
                                                     -------------- -------------- ---------------
  End of period                                         $ 19,574        $ 1,039               $ --
                                                     ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

         MIST METLIFE MODERATE STRATEGY               MIST METLIFE BALANCED STRATEGY
                            SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007           2006           2008           2007           2006
------------ -------------- -------------- -------------- -------------- --------------
 $ 12,238       $ 14,615       $ (2,585)      $ 69,598        $ 6,621       $ (1,109)
   20,052         33,556          3,783         61,659         25,247          3,062
 (310,376)         1,300         67,408       (648,167)        (2,201)        32,383
------------ -------------- -------------- -------------- -------------- --------------
 (278,086)        49,471         68,606       (516,910)        29,667         34,336
------------ -------------- -------------- -------------- -------------- --------------
  135,319         76,617              7        153,741        161,856          3,593
   68,505        (53,555)       557,220      1,167,974        253,687        289,082
  (49,810)       (36,971)       (29,841)       (95,494)       (57,861)       (24,653)
   (2,726)             3          1,975        (16,917)        (2,664)            (1)
------------ -------------- -------------- -------------- -------------- --------------
  151,288        (13,906)       529,361      1,209,304        355,018        268,021
------------ -------------- -------------- -------------- -------------- --------------
 (126,798)        35,565        597,967        692,394        384,685        302,357
  916,840        881,275        283,308        790,191        405,506        103,149
------------ -------------- -------------- -------------- -------------- --------------
$ 790,042      $ 916,840      $ 881,275    $ 1,482,585      $ 790,191      $ 405,506
============ ============== ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST METLIFE GROWTH STRATEGY
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                            2008           2007           2006
                                                     -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 66,439       $ 15,152       $ (4,713)
  Net realized gains (losses)                            (46,439)       112,568         12,006
  Change in unrealized gains (losses) on investments    (945,901)       (66,437)       151,712
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                  (925,901)        61,283        159,005
                                                     -------------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           338,747        353,028        117,906
  Net transfers (including fixed account)               (570,346)       770,165        535,314
  Policy charges                                        (167,943)      (131,103)       (68,286)
  Transfers for policy benefits and terminations         (20,705)       (54,502)            14
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (420,247)       937,588        584,948
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets            (1,346,148)       998,871        743,953
NET ASSETS:
  Beginning of period                                  2,635,130      1,636,259        892,306
                                                     -------------- -------------- --------------
  End of period                                      $ 1,288,982    $ 2,635,130    $ 1,636,259
                                                     ============== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MIST METLIFE AGGRESSIVE STRATEGY                   MIST VAN KAMPEN COMSTOCK
                             SUB-ACCOUNT                                SUB-ACCOUNT
------------------------------------------- ------------------------------------------
     2008           2007            2006         2008           2007           2006
------------ -------------- --------------- ------------ -------------- --------------
  $ 9,411        $ 2,747          $ (505)     $ 6,515        $ 3,792       $ (1,077)
   25,906         22,506           3,597          389          9,838          2,280
 (161,774)       (17,209)         12,702     (190,938)       (29,478)        38,659
------------ -------------- --------------- ------------ -------------- --------------
 (126,457)         8,044          15,794     (184,034)       (15,848)        39,862
------------ -------------- --------------- ------------ -------------- --------------
   29,318        139,246         108,767       33,000         11,265          6,742
   11,836        (30,754)         25,107        4,956        158,212        275,785
  (20,885)       (20,293)        (25,107)     (23,057)       (14,296)        (6,558)
   (1,461)          (975)            638       (9,372)            38             57
------------ -------------- --------------- ------------ -------------- --------------
   18,808         87,224         115,513        5,527        155,219        276,026
------------ -------------- --------------- ------------ -------------- --------------
 (107,649)        95,268         131,307     (178,507)       139,371        315,888
  294,795        199,527          68,220      497,261        357,890         42,002
------------ -------------- --------------- ------------ -------------- --------------
$ 187,146      $ 294,795       $ 199,527    $ 318,754      $ 497,261      $ 357,890
============ ============== =============== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                MIST LEGG MASON VALUE EQUITY
                                                                                 SUB-ACCOUNT
                                                     -----------------------------------------
                                                         2008           2007        2006 (A)
                                                     ----------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ (204)        $ (583)         $ 124
  Net realized gains (losses)                          (6,818)         2,530          2,211
  Change in unrealized gains (losses) on investments  (57,048)        (6,492)          (968)
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (64,070)        (4,545)         1,367
                                                     ----------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          6,853          4,908            367
  Net transfers (including fixed account)              25,535        (15,065)       115,180
  Policy charges                                       (6,737)        (4,217)          (453)
  Transfers for policy benefits and terminations       (6,948)            45            251
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        18,703        (14,329)       115,345
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets            (45,367)       (18,874)       116,712
NET ASSETS:
  Beginning of period                                  97,838        116,712             --
                                                     ----------- -------------- --------------
  End of period                                      $ 52,471       $ 97,838      $ 116,712
                                                     =========== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                 MIST MFS EMERGING MARKETS EQUITY               MIST LOOMIS SAYLES GLOBAL MARKETS
                                      SUB-ACCOUNT                                     SUB-ACCOUNT
---------------------------------------------------- -----------------------------------------------
     2008           2007                 2006 (A)        2008           2007              2006 (A)
------------ -------------- ------------------------ ----------- -------------- --------------------
  $ 2,361         $ (141)                    $ 70     $ 1,043          $ (38)                 $ 9
   (1,134)           610                        4         672            270                   (3)
 (121,429)         6,466                      758     (12,516)         1,494                   26
------------ -------------- ------------------------ ----------- -------------- --------------------
 (120,202)         6,935                      832     (10,801)         1,726                   32
------------ -------------- ------------------------ ----------- -------------- --------------------
   20,885          1,317                       --       7,779            296                   --
  145,447         61,616                    7,926      11,768         16,280                1,009
  (10,774)        (2,559)                     (47)     (3,870)        (1,575)                 (11)
   (4,782)            94                       --        (299)            62                   --
------------ -------------- ------------------------ ----------- -------------- --------------------
  150,776         60,468                    7,879      15,378         15,063                  998
------------ -------------- ------------------------ ----------- -------------- --------------------
   30,574         67,403                    8,711       4,577         16,789                1,030
   76,114          8,711                       --      17,819          1,030                   --
------------ -------------- ------------------------ ----------- -------------- --------------------
$ 106,688       $ 76,114                  $ 8,711    $ 22,396       $ 17,819              $ 1,030
============ ============== ======================== =========== ============== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST MET/AIM CAPITAL APPRECIATION
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008           2007             2006
                                                     ------------ -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,311         $ (115)            $ 57
  Net realized gains (losses)                           (1,850)       (36,019)          (3,861)
  Change in unrealized gains (losses) on investments  (123,390)        66,820           19,685
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                (120,929)        30,686           15,881
                                                     ------------ -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           3,844          3,845            3,845
  Net transfers (including fixed account)                   40           (120)          (2,767)
  Policy charges                                        (7,817)        (8,548)          (1,935)
  Transfers for policy benefits and terminations           (23)        (2,866)          (8,396)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (3,956)        (7,688)          (9,253)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets            (124,885)        22,998            6,628
NET ASSETS:
  Beginning of period                                  285,420        262,422          255,794
                                                     ------------ -------------- ----------------
  End of period                                      $ 160,535      $ 285,420        $ 262,422
                                                     ============ ============== ================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                       MSF DAVIS VENTURE VALUE              MSF HARRIS OAKMARK FOCUSED VALUE
                                   SUB-ACCOUNT                                   SUB-ACCOUNT
------------------------------------------------- ---------------------------------------------
       2008                2007           2006         2008           2007              2006
-------------- ------------------- -------------- ------------ -------------- -----------------
   $ 24,151             $ 8,276        $ 8,219     $ (1,786)         $ 345          $ (3,448)
      3,844             126,204        100,217          487        228,149           193,700
 (1,457,278)              2,798        264,814     (634,693)      (339,075)          (27,418)
-------------- ------------------- -------------- ------------ -------------- -----------------
 (1,429,283)            137,278        373,250     (635,992)      (110,581)          162,834
-------------- ------------------- -------------- ------------ -------------- -----------------
    261,041             339,909        486,351       69,613        109,281           156,409
     69,010             177,371        (24,780)     (68,845)       (21,006)         (133,604)
   (159,215)           (145,597)      (127,762)     (59,409)       (72,178)          (68,421)
    (51,882)            (64,543)       (60,996)     (84,156)       (17,071)          (15,802)
-------------- ------------------- -------------- ------------ -------------- -----------------
    118,954             307,140        272,813     (142,797)          (974)          (61,418)
-------------- ------------------- -------------- ------------ -------------- -----------------
 (1,310,329)            444,418        646,063     (778,789)      (111,555)          101,416
  3,536,257           3,091,839      2,445,776    1,504,710      1,616,265         1,514,849
-------------- ------------------- -------------- ------------ -------------- -----------------
$ 2,225,928         $ 3,536,257    $ 3,091,839    $ 725,921    $ 1,504,710       $ 1,616,265
============== =================== ============== ============ ============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF JENNISON GROWTH
                                                                                  SUB-ACCOUNT
                                                     -------------------------------------------
                                                          2008              2007         2006
                                                     ------------ ----------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ 19,030          $ (1,403)    $ (4,637)
  Net realized gains (losses)                           59,163            77,890       51,647
  Change in unrealized gains (losses) on investments  (514,163)           39,361      (28,102)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (435,970)          115,848       18,908
                                                     ------------ ----------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          55,385            95,415       85,031
  Net transfers (including fixed account)                4,728            52,140      238,862
  Policy charges                                       (43,730)          (37,561)     (32,574)
  Transfers for policy benefits and terminations       (46,144)          (15,167)      (2,861)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (29,761)           94,827      288,458
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets            (465,731)          210,675      307,366
NET ASSETS:
  Beginning of period                                1,186,569           975,894      668,528
                                                     ------------ ----------------- ------------
  End of period                                      $ 720,838       $ 1,186,569    $ 975,894
                                                     ============ ================= ============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                  MSF METLIFE STOCK INDEX                     MSF BLACKROCK MONEY MARKET
                              SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------- ----------------------------------------------
     2008               2007         2006           2008           2007             2006
------------ ------------------ ------------ -------------- -------------- ----------------
 $ 12,773            $ 5,154     $ 15,603       $ 59,569      $ 103,124         $ 79,100
   20,903             33,278       83,591             --             --               --
 (425,986)             7,180       37,193             --             --               --
------------ ------------------ ------------ -------------- -------------- ----------------
 (392,310)            45,612      136,387         59,569        103,124           79,100
------------ ------------------ ------------ -------------- -------------- ----------------
   63,900             63,971      164,343      1,113,933      3,683,610        1,223,334
   10,970             76,152     (288,253)      (790,676)    (3,004,765)        (416,651)
  (62,857)           (57,504)     (50,245)      (220,739)      (168,363)        (130,881)
  (54,156)            (7,638)     (37,921)       (68,637)      (140,655)         (19,871)
------------ ------------------ ------------ -------------- -------------- ----------------
  (42,143)            74,981     (212,076)        33,881        369,827          655,931
------------ ------------------ ------------ -------------- -------------- ----------------
 (434,453)           120,593      (75,689)        93,450        472,951          735,031
1,079,571            958,978    1,034,667      2,647,699      2,174,748        1,439,717
------------ ------------------ ------------ -------------- -------------- ----------------
$ 645,118        $ 1,079,571    $ 958,978    $ 2,741,149    $ 2,647,699      $ 2,174,748
============ ================== ============ ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MSF BLACKROCK BOND INCOME
                                                                                       SUB-ACCOUNT
                                                     ------------------------------------------------
                                                            2008           2007               2006
                                                     -------------- -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ 915          $ 567            $ 1,658
  Net realized gains (losses)                                (40)            36                 45
  Change in unrealized gains (losses) on investments      (1,659)           727               (486)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                      (784)         1,330              1,217
                                                     -------------- -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners                --             --                 --
  Net transfers (including fixed account)                     --        (11,044)            (6,660)
  Policy charges                                          (1,958)        (1,561)            (1,423)
  Transfers for policy benefits and terminations            (238)            16               (164)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           (2,196)       (12,589)            (8,247)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets                (2,980)       (11,529)            (7,030)
NET ASSETS:
  Beginning of period                                     20,783         32,042             39,072
                                                     -------------- -------------- ------------------
  End of period                                         $ 17,803       $ 20,783           $ 32,042
                                                     ============== ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT            MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                   SUB-ACCOUNT
---------------------------------------------------- ---------------------------------------------
       2008           2007                   2006        2008           2007               2006
-------------- -------------- ---------------------- ----------- -------------- ------------------
    $ 1,406          $ 367                    $ 1        $ (9)         $ (24)             $ (29)
       (401)           (10)                    (1)     17,278          1,817              1,176
     (2,507)           419                      1     (53,296)         7,896              2,634
-------------- -------------- ---------------------- ----------- -------------- ------------------
     (1,502)           776                      1     (36,027)         9,689              3,781
-------------- -------------- ---------------------- ----------- -------------- ------------------
     44,708            220                    202          --             --                 --
     55,614         33,846                    406      (2,221)          (868)            (6,179)
     (8,901)        (1,833)                  (116)     (2,230)        (3,086)            (2,955)
         48             (2)                    --          97         (1,615)                --
-------------- -------------- ---------------------- ----------- -------------- ------------------
     91,469         32,231                    492      (4,354)        (5,569)            (9,134)
-------------- -------------- ---------------------- ----------- -------------- ------------------
     89,967         33,007                    493     (40,381)         4,120             (5,353)
     33,500            493                     --     102,942         98,822            104,175
-------------- -------------- ---------------------- ----------- -------------- ------------------
  $ 123,467       $ 33,500                  $ 493    $ 62,561      $ 102,942           $ 98,822
============== ============== ====================== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                            MSF T. ROWE PRICE LARGE CAP GROWTH
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                         2008           2007              2006
                                                     ----------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 534          $ 469             $ 277
  Net realized gains (losses)                           5,810          1,920               888
  Change in unrealized gains (losses) on investments  (56,877)         8,145            10,964
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (50,533)        10,534            12,129
                                                     ----------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners            916          1,052             1,052
  Net transfers (including fixed account)                  34         10,154            (2,887)
  Policy charges                                       (2,854)        (3,264)           (2,826)
  Transfers for policy benefits and terminations          (14)            (8)               --
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (1,918)         7,934            (4,661)
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets            (52,451)        18,468             7,468
NET ASSETS:
  Beginning of period                                 121,880        103,412            95,944
                                                     ----------- -------------- -----------------
  End of period                                      $ 69,429      $ 121,880         $ 103,412
                                                     =========== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MSF CAPITAL GUARDIAN U.S. EQUITY                 AIM V.I. INTERNATIONAL GROWTH
                             SUB-ACCOUNT                                   SUB-ACCOUNT
------------------------------------------- ---------------------------------------------
     2008           2007            2006        2008           2007               2006
------------ -------------- --------------- ----------- -------------- ------------------
  $ 6,665        $ 3,578         $ 7,441       $ 243          $ 220              $ 463
   69,662         54,251          13,753       1,102            832                592
 (338,892)       (55,979)         47,219     (23,213)         6,220             10,240
------------ -------------- --------------- ----------- -------------- ------------------
 (262,565)         1,850          68,413     (21,868)         7,272             11,295
------------ -------------- --------------- ----------- -------------- ------------------
       --             --              --          98             98                 98
    3,520         (9,863)         23,139        (524)          (925)            (1,448)
  (14,418)       (19,485)        (19,206)     (1,064)        (1,295)            (1,085)
  (26,644)       (27,192)        (37,383)         (5)           (10)                (1)
------------ -------------- --------------- ----------- -------------- ------------------
  (37,542)       (56,540)        (33,450)     (1,495)        (2,132)            (2,436)
------------ -------------- --------------- ----------- -------------- ------------------
 (300,107)       (54,690)         34,963     (23,363)         5,140              8,859
  682,364        737,054         702,091      55,284         50,144             41,285
------------ -------------- --------------- ----------- -------------- ------------------
$ 382,257      $ 682,364       $ 737,054    $ 31,921       $ 55,284           $ 50,144
============ ============== =============== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    DWS GOVERNMENT & AGENCY SECURITIES
                                                                                           SUB-ACCOUNT
                                                     ----------------------------------------------------
                                                          2008           2007                     2006
                                                     ------------ -------------- ------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                            $ 20           $ 15                     $ 10
  Net realized gains (losses)                               --            (24)                     (13)
  Change in unrealized gains (losses) on investments         3             25                       14
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from operations                                      23             16                       11
                                                     ------------ -------------- ------------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners              99             99                       99
  Net transfers (including fixed account)                   --             --                       --
  Policy charges                                           (60)           (45)                     (42)
  Transfers for policy benefits and terminations             3             --                       --
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                             42             54                       57
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets                  65             70                       68
NET ASSETS:
  Beginning of period                                      432            362                      294
                                                     ------------ -------------- ------------------------
  End of period                                          $ 497          $ 432                    $ 362
                                                     ============ ============== ========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                  PUTNAM VT GROWTH AND INCOME                              PUTNAM VT VISTA
                                  SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------------ --------------------------------------------
       2008           2007               2006       2008               2007           2006
-------------- -------------- ------------------ ---------- ------------------ --------------
      $ 895          $ 590              $ 718      $ (79)            $ (117)        $ (118)
      4,809         11,248              3,132        (51)               339             97
    (30,037)       (16,045)             5,292     (7,709)               539          1,099
-------------- -------------- ------------------ ---------- ------------------ --------------
    (24,333)        (4,207)             9,142     (7,839)               761          1,078
-------------- -------------- ------------------ ---------- ------------------ --------------
      9,794          8,878              4,298        746                882            882
      1,346         (3,250)            (1,342)    (3,809)              (539)          (675)
     (8,216)        (7,730)            (7,076)    (1,055)            (1,907)        (1,858)
       (129)            35               (108)        (6)               (11)           (35)
-------------- -------------- ------------------ ---------- ------------------ --------------
      2,795         (2,067)            (4,228)    (4,124)            (1,575)        (1,686)
-------------- -------------- ------------------ ---------- ------------------ --------------
    (21,538)        (6,274)             4,914    (11,963)              (814)          (608)
     59,219         65,493             60,579     20,645             21,459         22,067
-------------- -------------- ------------------ ---------- ------------------ --------------
   $ 37,681       $ 59,219           $ 65,493    $ 8,682           $ 20,645       $ 21,459
============== ============== ================== ========== ================== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      FTVIPT TEMPLETON GROWTH SECURITIES
                                                                                             SUB-ACCOUNT
                                                     ------------------------------------------------------
                                                            2008           2007                     2006
                                                     -------------- -------------- ------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                              $ 38           $ 34                    $ 174
  Net realized gains (losses)                                119            122                      825
  Change in unrealized gains (losses) on investments      (1,143)           (99)                    (403)
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from operations                                      (986)            57                      596
                                                     -------------- -------------- ------------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners                --             --                       --
  Net transfers (including fixed account)                     76             49                   (2,956)
  Policy charges                                             (46)           (57)                     (86)
  Transfers for policy benefits and terminations              (3)             1                        1
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                               27             (7)                  (3,041)
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets                  (959)            50                   (2,445)
NET ASSETS:
  Beginning of period                                      2,295          2,245                    4,690
                                                     -------------- -------------- ------------------------
  End of period                                          $ 1,336        $ 2,295                  $ 2,245
                                                     ============== ============== ========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            FTVIPT TEMPLETON FOREIGN SECURITIES
                                    SUB-ACCOUNT
--------------------------------------------------
    2008           2007                    2006
----------- -------------- -----------------------
 $ 3,024        $ 2,940                   $ 809
  10,575          9,336                     414
 (71,662)         6,019                  11,861
----------- -------------- -----------------------
 (58,063)        18,295                  13,084
----------- -------------- -----------------------
     352            434                     434
    (304)        60,155                  16,687
  (4,935)        (4,814)                 (3,173)
     (14)        (3,997)                    (83)
----------- -------------- -----------------------
  (4,901)        51,778                  13,865
----------- -------------- -----------------------
 (62,964)        70,073                  26,949
 147,511         77,438                  50,489
----------- -------------- -----------------------
$ 84,547      $ 147,511                $ 77,438
=========== ============== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Life Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on October 23, 1991 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

Met Investors Series Trust ("MIST")* Metropolitan Series Fund, Inc. ("MSF")* AIM Variable Insurance Funds ("AIM V.I.") DWS Variable Series II ("DWS") Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the policy owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-
Account
MIST MFS Research International Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST RCM Technology Sub-Account
MIST PIMCO Total Return Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account

MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF Western Asset Management Strategic Bond Oppor-tunities Sub-Account*
MSF Western Asset Management U.S. Government Sub-
Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

* This Sub-Account had no net assets as of December 31, 2008.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

The following Sub-Account ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

Neuberger Berman Real Estate Portfolio


NEW NAME

Clarion Global Real Estate Portfolio

SUBSTITUTIONS:

OLD NAME

Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable life separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts investment in shares of the portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PREMIUM PAYMENTS
The Company deducts a sales charge and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are reported as payments received from policy owners on the statements of changes in net assets of the applicable Sub-Accounts and are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS
Funds transferred by the policy owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.05% - 0.55%

The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge, which ranges from ..50% to .90%, is assessed on a monthly basis through the redemption of units. Other policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company which may vary by policy based on underwriting criteria. A transfer fee of $25 may be deducted after twelve transfers are made in a policy year. Administrative charges range from $.03 to $1.01 for every $1,000 of policy face amount and are assessed monthly for the first 10 policy years. Certain policies impose a monthly tax expense charge at a .40% annual rate for the first 10 policy years and a monthly administrative charge at a .40% annual rate for the life of the policy. Policy fees range from $6 to $30 and are assessed monthly or annually depending on the policy and the policy year. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the policy's target premium. Most policies offer optional benefits that can be added to the policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $1.30 to $28.50 per $100 of the benefit provided. These charges are recorded as policy charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                         FOR THE YEAR ENDED
                                                       AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                       ----------------------- ----------------------------
                                                                                     COST OF       PROCEEDS
                                                        SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                       ------- --------------- ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account         250,745       6,206,572       967,776        404,738
MIST Lord Abbett Bond Debenture Sub-Account            125,480       1,555,075       248,542        416,038
MIST Lord Abbett Mid Cap Value Sub-Account              25,641         445,499        68,723         47,238
MIST Van Kampen Mid Cap Growth Sub-Account              30,256         253,710        35,392         56,610
MIST Lazard Mid Cap Sub-Account                        101,447       1,321,423       205,300        107,820
MIST Met/AIM Small Cap Growth Sub-Account               45,593         604,267       108,477         72,104
MIST Third Avenue Small Cap Value Sub-Account           89,559       1,413,222       222,184        183,574
MIST Legg Mason Partners Aggressive Growth Sub-Account  56,979         434,371        39,921         75,725
MIST MFS Research International Sub-Account            172,777       2,144,722       593,908        311,620
MIST T. Rowe Price Mid Cap Growth Sub-Account          175,224       1,368,851       336,493        181,457
MIST Oppenheimer Capital Appreciation Sub-Account      232,532       1,793,867       621,342        292,934
MIST PIMCO Inflation Protected Bond Sub-Account        117,179       1,240,563       334,133        432,091
MIST RCM Technology Sub-Account                         35,404         155,379        69,622         20,268
MIST PIMCO Total Return Sub-Account                    197,737       2,293,371       367,112        669,112
MIST Harris Oakmark International Sub-Account          111,793       1,721,917       526,294        321,458
MIST Clarion Global Real Estate Sub-Account             39,289         567,099       183,620         68,990
MIST Turner Mid Cap Growth Sub-Account                  38,128         490,181        89,072         41,214
MIST Goldman Sachs Mid Cap Value Sub-Account            55,381         715,307       113,014         98,191
MIST MetLife Defensive Strategy Sub-Account              2,260          22,869        23,512          1,523
MIST MetLife Moderate Strategy Sub-Account              95,303       1,034,602       231,208         44,415
MIST MetLife Balanced Strategy Sub-Account             203,658       2,098,627     1,459,382        100,452
MIST MetLife Growth Strategy Sub-Account               181,041       2,148,780       773,127        968,660
MIST MetLife Aggressive Strategy Sub-Account            29,666         354,289        72,477         12,220
MIST Van Kampen Comstock Sub-Account                    46,546         500,478       110,956         81,864
MIST Legg Mason Value Equity Sub-Account                11,442         117,023        33,736         11,711
MIST MFS Emerging Markets Equity Sub-Account            18,559         220,921       315,484        140,805
MIST Loomis Sayles Global Markets Sub-Account            3,078          33,429        22,575          4,616
MIST Met/AIM Capital Appreciation Sub-Account           23,575         272,306         8,148          7,791
MSF Davis Venture Value Sub-Account                    102,436       3,139,374       398,121        238,049
MSF Harris Oakmark Focused Value Sub-Account             6,853       1,538,875       289,724        293,084
MSF Jennison Growth Sub-Account                         92,299       1,101,963       201,679        127,817
MSF MetLife Stock Index Sub-Account                     29,311         942,407       166,786        157,837
MSF BlackRock Money Market Sub-Account                  27,411       2,741,157     1,091,166        997,713
MSF BlackRock Bond Income Sub-Account                      174          18,574         1,023          2,297
MSF Western Asset Management U.S. Government
  Sub-Account                                           10,355         125,511       128,829         36,012
MSF T. Rowe Price Small Cap Growth Sub-Account           6,914          87,732        16,987          4,521
MSF T. Rowe Price Large Cap Growth Sub-Account           7,673          93,452         7,168          2,926
MSF Capital Guardian U.S. Equity Sub-Account            59,082         666,310        87,557         42,915
AIM V.I. International Growth Sub-Account                1,638          31,723           933          1,581
DWS Government & Agency Securities Sub-Account              40             447            60              2
Putnam VT Growth and Income Sub-Account                  3,265          70,083        20,217          8,043
Putnam VT Vista Sub-Account                              1,026          14,164           596          4,769
FTVIPT Templeton Growth Securities Sub-Account             160           1,909           251             56
FTVIPT Templeton Foreign Securities Sub-Account          7,723         135,963        15,362          5,903

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                  MIST LORD ABBETT GROWTH AND INCOME      MIST LORD ABBETT BOND DEBENTURE
                                                         SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------- ------------------------------------
                                     2008           2007        2006       2008           2007       2006
                                  ---------- -------------- ----------- ---------- -------------- ----------
Units beginning of year           357,241        364,957     403,608    113,123        102,266     99,538
Units issued and transferred
  from other funding options       24,904         29,925      30,981     10,553         21,903     21,053
Units redeemed and transferred to
  other funding options           (27,056)       (37,641)    (69,632)   (28,185)       (11,046)   (18,325)
                                  ---------- -------------- ----------- ---------- -------------- ----------
Units end of year                 355,089        357,241     364,957     95,491        113,123    102,266
                                  ========== ============== =========== ========== ============== ==========

                                              MIST LAZARD MID CAP       MIST MET/AIM SMALL CAP GROWTH
                                                      SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------- -----------------------------------
                                    2008           2007      2006      2008           2007       2006
                                  --------- -------------- --------- --------- -------------- ----------
Units beginning of year           73,831         48,683    43,117    41,809         35,291     42,691
Units issued and transferred
  from other funding options       9,533         31,411    13,243     5,602         12,790      9,531
Units redeemed and transferred to
  other funding options           (8,789)        (6,263)   (7,677)   (5,462)        (6,272)   (16,931)
                                  --------- -------------- --------- --------- -------------- ----------
Units end of year                 74,575         73,831    48,683    41,949         41,809     35,291
                                  ========= ============== ========= ========= ============== ==========

                                    MIST MFS RESEARCH INTERNATIONAL    MIST T. ROWE PRICE MID CAP GROWTH
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            90,812         77,320     74,934    108,505        102,707    111,251
Units issued and transferred
  from other funding options       19,829         21,278     19,180     16,777         13,831     12,905
Units redeemed and transferred to
  other funding options           (18,359)        (7,786)   (16,794)   (14,443)        (8,033)   (21,449)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                  92,282         90,812     77,320    110,839        108,505    102,707
                                  ========== ============== ========== ========== ============== ==========


                                                MIST RCM TECHNOLOGY              MIST PIMCO TOTAL RETURN
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            13,474         15,263      9,458    202,588        168,697    157,670
Units issued and transferred
  from other funding options        2,538            902      7,236     15,444         52,012     37,809
Units redeemed and transferred to
  other funding options            (2,246)        (2,691)    (1,431)   (49,450)       (18,121)   (26,782)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                  13,766         13,474     15,263    168,582        202,588    168,697
                                  ========== ============== ========== ========== ============== ==========

 MIST LORD ABBETT MID CAP VALUE     MIST VAN KAMPEN MID CAP GROWTH
                   SUB-ACCOUNT                         SUB-ACCOUNT
---------------------------------- ----------------------------------
  2008           2007      2006      2008           2007      2006
--------- -------------- --------- --------- -------------- ---------
16,343         19,998    23,872    18,873         22,677    24,181
   457          1,238       882       258            606       314
(1,879)        (4,893)   (4,756)   (3,042)        (4,410)   (1,818)
--------- -------------- --------- --------- -------------- ---------
14,921         16,343    19,998    16,089         18,873    22,677
========= ============== ========= ========= ============== =========

                                     MIST LEGG MASON PARTNERS AGGRESSIVE
MIST THIRD AVENUE SMALL CAP VALUE                                 GROWTH
                      SUB-ACCOUNT                            SUB-ACCOUNT
------------------------------------ --------------------------------------
  2008           2007        2006      2008           2007          2006
--------- -------------- ----------- --------- -------------- -------------
60,804         54,267      59,609    39,881         36,951        43,733
 6,338         13,586      15,795     4,283          9,550        10,486
(8,246)        (7,049)    (21,137)   (7,501)        (6,620)      (17,268)
--------- -------------- ----------- --------- -------------- -------------
58,896         60,804      54,267    36,663         39,881        36,951
========= ============== =========== ========= ============== =============

MIST OPPENHEIMER CAPITAL APPRECIATION    MIST PIMCO INFLATION PROTECTED BOND
                          SUB-ACCOUNT                            SUB-ACCOUNT
---------------------------------------- --------------------------------------
   2008           2007           2006       2008           2007         2006
---------- -------------- -------------- ---------- -------------- ------------
129,615        124,871        113,701    109,010         89,128       77,790
 19,345         18,750         29,763     21,826         32,437       30,061
(25,366)       (14,006)       (18,593)   (33,631)       (12,555)     (18,723)
---------- -------------- -------------- ---------- -------------- ------------
123,594        129,615        124,871     97,205        109,010       89,128
========== ============== ============== ========== ============== ============

MIST HARRIS OAKMARK INTERNATIONAL    MIST CLARION GLOBAL REAL ESTATE
                      SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------------ ----------------------------------
   2008           2007       2006      2008           2007      2006
---------- -------------- ---------- --------- -------------- ---------
 85,859         84,237     83,473    24,774         21,998    18,263
 16,444         17,281     19,868     9,009          8,558    12,185
(20,447)       (15,659)   (19,104)   (4,314)        (5,782)   (8,450)
---------- -------------- ---------- --------- -------------- ---------
 81,856         85,859     84,237    29,469         24,774    21,998
========== ============== ========== ========= ============== =========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                       MIST TURNER MID CAP GROWTH    MIST GOLDMAN SACHS MID CAP VALUE
                                                      SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------- -----------------------------------
                                    2008           2007      2006      2008           2007       2006
                                  --------- -------------- --------- --------- -------------- ----------
Units beginning of year           32,136         27,105    12,834    45,774         43,420     25,636
Units issued and transferred
  from other funding options       3,963         10,395    19,674     4,001          8,081     26,918
Units redeemed and transferred to
  other funding options           (2,812)        (5,364)   (5,403)   (6,466)        (5,728)    (9,134)
                                  --------- -------------- --------- --------- -------------- ----------
Units end of year                 33,287         32,136    27,105    43,309         45,774     43,420
                                  ========= ============== ========= ========= ============== ==========

                                  MIST METLIFE BALANCED STRATEGY       MIST METLIFE GROWTH STRATEGY
                                                     SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ----------------------------------
                                    2008           2007     2006      2008           2007      2006
                                  --------- -------------- -------- --------- -------------- ---------
Units beginning of year            6,084          3,265      928    19,271         12,499     7,731
Units issued and transferred
  from other funding options      11,650          3,268    2,543     4,428          9,338     5,199
Units redeemed and transferred to
  other funding options             (916)          (449)    (206)   (8,475)        (2,566)     (431)
                                  --------- -------------- -------- --------- -------------- ---------
Units end of year                 16,818          6,084    3,265    15,224         19,271    12,499
                                  ========= ============== ======== ========= ============== =========

                                      MIST LEGG MASON VALUE EQUITY     MIST MFS EMERGING MARKETS EQUITY
                                                       SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------- ------------------------------------
                                    2008           2007    2006 (A)      2008           2007    2006 (A)
                                  --------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            9,230         10,324         --      5,290            825         --
Units issued and transferred
  from other funding options       3,687          1,732     10,347     22,851          4,632        830
Units redeemed and transferred to
  other funding options           (1,994)        (2,826)       (23)   (11,429)          (167)        (5)
                                  --------- -------------- ---------- ---------- -------------- ----------
Units end of year                 10,923          9,230     10,324     16,712          5,290        825
                                  ========= ============== ========== ========== ============== ==========

                                            MSF DAVIS VENTURE VALUE     MSF HARRIS OAKMARK FOCUSED VALUE
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year           216,306        196,689    177,299    102,489        101,993    106,909
Units issued and transferred
  from other funding options       26,872         43,979     51,524     14,555         14,290     22,514
Units redeemed and transferred to
  other funding options           (17,448)       (24,362)   (32,134)   (24,966)       (13,794)   (27,430)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                 225,730        216,306    196,689     92,078        102,489    101,993
                                  ========== ============== ========== ========== ============== ==========

MIST METLIFE DEFENSIVE STRATEGY     MIST METLIFE MODERATE STRATEGY
                    SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------- -------------------------------------
2008           2007        2006      2008           2007      2006
------- ----------- ----------- ------------ -------------- ---------
   9             --          --     7,281          7,412     2,621
 211              9          --     1,631            861     5,053
 (15)            --          --      (364)          (992)     (262)
------- ----------- ----------- ------------ -------------- ---------
 205              9          --     8,548          7,281     7,412
======= =========== =========== ============ ============== =========

MIST METLIFE AGGRESSIVE STRATEGY         MIST VAN KAMPEN COMSTOCK
                     SUB-ACCOUNT                      SUB-ACCOUNT
----------------------------------- --------------------------------
 2008           2007        2006     2008           2007     2006
-------- -------------- ----------- -------- -------------- --------
2,150          1,493         579    4,191          2,931      398
  280          1,394       1,356      823          1,341    2,674
 (116)          (737)       (442)    (806)           (81)    (141)
-------- -------------- ----------- -------- -------------- --------
2,314          2,150       1,493    4,208          4,191    2,931
======== ============== =========== ======== ============== ========

MIST LOOMIS SAYLES GLOBAL MARKETS    MIST MET/AIM CAPITAL APPRECIATION
                      SUB-ACCOUNT                          SUB-ACCOUNT
------------------------------------ ------------------------------------
 2008           2007      2006 (A)     2008           2007        2006
-------- -------------- ------------ --------- -------------- -----------
1,341             99           --    16,288         23,681      24,393
1,870          1,374          100       529         14,436         584
 (429)          (132)          (1)     (716)       (21,829)     (1,296)
-------- -------------- ------------ --------- -------------- -----------
2,782          1,341           99    16,101         16,288      23,681
======== ============== ============ ========= ============== ===========

             MSF JENNISON GROWTH              MSF METLIFE STOCK INDEX
                     SUB-ACCOUNT                          SUB-ACCOUNT
----------------------------------- ------------------------------------
  2008           2007       2006       2008           2007       2006
--------- -------------- ---------- ---------- -------------- ----------
67,739         61,871     43,314     77,944         72,466     89,780
 6,223         16,306     30,178     10,007          9,703     14,155
(8,876)       (10,438)   (11,621)   (13,486)        (4,225)   (31,469)
--------- -------------- ---------- ---------- -------------- ----------
65,086         67,739     61,871     74,465         77,944     72,466
========= ============== ========== ========== ============== ==========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                          MSF BLACKROCK MONEY MARKET      MSF BLACKROCK BOND INCOME
                                                         SUB-ACCOUNT                    SUB-ACCOUNT
                                  ------------------------------------- ------------------------------
                                     2008           2007        2006    2008           2007    2006
                                  ---------- -------------- ----------- ------- -------------- -------
Units beginning of year           212,159        182,162     125,819     328            536     677
Units issued and transferred
  from other funding options       80,744        332,284     233,569      --              2      --
Units redeemed and transferred to
  other funding options           (78,167)      (302,287)   (177,226)    (35)          (210)   (141)
                                  ---------- -------------- ----------- ------- -------------- -------
Units end of year                 214,736        212,159     182,162     293            328     536
                                  ========== ============== =========== ======= ============== =======

                                  MSF T. ROWE PRICE LARGE CAP GROWTH    MSF CAPITAL GUARDIAN U.S. EQUITY
                                                         SUB-ACCOUNT                         SUB-ACCOUNT
                                  ------------------------------------- -----------------------------------
                                   2008           2007          2006     2008           2007        2006
                                  -------- -------------- ------------- -------- -------------- -----------
Units beginning of year           6,958          6,455         6,776    4,931          5,322       5,582
Units issued and transferred
  from other funding options         60            681            63       42             49         290
Units redeemed and transferred to
  other funding options            (192)          (178)         (384)    (352)          (440)       (550)
                                  -------- -------------- ------------- -------- -------------- -----------
Units end of year                 6,826          6,958         6,455    4,621          4,931       5,322
                                  ======== ============== ============= ======== ============== ===========

                                    PUTNAM VT GROWTH AND INCOME                      PUTNAM VT VISTA
                                                    SUB-ACCOUNT                          SUB-ACCOUNT
                                  -------------------------------- ------------------------------------
                                   2008           2007     2006     2008               2007     2006
                                  -------- -------------- -------- -------- ------------------ --------
Units beginning of year           4,523          4,689    5,012    2,816              3,029    3,275
Units issued and transferred
  from other funding options        956            603      371       98                175       94
Units redeemed and transferred to
  other funding options            (765)          (769)    (694)    (733)              (388)    (340)
                                  -------- -------------- -------- -------- ------------------ --------
Units end of year                 4,714          4,523    4,689    2,181              2,816    3,029
                                  ======== ============== ======== ======== ================== ========

(a) For the period May 1, 2006 to December 31, 2006.

   MSF WESTERN ASSET MANAGEMENT
                U.S. GOVERNMENT    MSF T. ROWE PRICE SMALL CAP GROWTH
                    SUB-ACCOUNT                           SUB-ACCOUNT
---------------------------------- -------------------------------------
2008               2007    2006     2008           2007          2006
------- ------------------ ------- -------- -------------- -------------
 175                  3      --    5,456          5,967         6,573
 662                182       4       13             92            15
(187)               (10)     (1)    (281)          (603)         (621)
------- ------------------ ------- -------- -------------- -------------
 650                175       3    5,188          5,456         5,967
======= ================== ======= ======== ============== =============

AIM V.I. INTERNATIONAL GROWTH    DWS GOVERNMENT & AGENCY SECURITIES
                  SUB-ACCOUNT                           SUB-ACCOUNT
-------------------------------- ----------------------------------
 2008           2007     2006    2008        2007              2006
-------- -------------- -------- ---- ----------- -----------------
3,859          4,014    4,238      30          26                22
    9              4        4       3           4                 4
 (131)          (159)    (228)     --          --                --
-------- -------------- -------- ---- ----------- -----------------
3,737          3,859    4,014      33          30                26
======== ============== ======== ==== =========== =================

FTVIPT TEMPLETON GROWTH SECURITIES    FTVIPT TEMPLETON FOREIGN SECURITIES
                       SUB-ACCOUNT                            SUB-ACCOUNT
------------------------------------- --------------------------------------
2008           2007           2006     2008           2007           2006
------- -------------- -------------- -------- -------------- --------------
 112            114            292    8,355          5,135          4,105
   5              3              1       80          4,050          1,925
  (2)            (5)          (179)    (421)          (830)          (895)
------- -------------- -------------- -------- -------------- --------------
 115            112            114    8,014          8,355          5,135
======= ============== ============== ======== ============== ==============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                       AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                        ------- ------------------------ --------------------------------------------------
                                                UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        ------- ------------- ---------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and Income 2008 355,089 10.11 - 13.27  4,122,253          1.83             0.55 (36.54) - (36.19)
  Sub-Account                      2007 357,241 15.93 - 20.80  6,571,413          1.03             0.55      3.44 - 4.01
                                   2006 364,957 15.40 - 20.00  6,519,202          1.83             0.55    17.38 - 18.03
                                   2005 403,608 13.12 - 16.94  6,133,194          1.16             0.55      3.08 - 3.66
                                   2004 374,152 12.73 - 16.34  5,578,609          0.52             0.55    12.30 - 12.92
MIST Lord Abbett Bond Debenture    2008  95,491 12.41 - 13.92  1,222,146          4.53             0.55 (18.85) - (18.40)
  Sub-Account                      2007 113,123 15.29 - 17.05  1,775,532          5.41             0.55      6.26 - 6.85
                                   2006 102,266 14.39 - 15.96  1,510,067          6.87             0.55      8.76 - 9.35
                                   2005  99,538 13.23 - 14.60  1,357,996          4.93             0.55      1.22 - 1.84
                                   2004  79,364 13.07 - 14.34  1,075,089          4.10             0.55      7.84 - 8.43
MIST Lord Abbett Mid Cap Value     2008  14,921 14.87 - 18.01    266,636          0.80             0.55 (38.99) - (38.66)
  Sub-Account                      2007  16,343 24.37 - 29.36    476,539          1.02             0.55      0.34 - 0.90
                                   2006  19,998 24.28 - 29.10    577,936          0.72             0.55    11.88 - 12.49
                                   2005  23,873 21.71 - 25.86    613,700          0.60             0.55      7.71 - 8.26
                                   2004  23,728 20.16 - 23.89    563,312          0.47             0.55    24.14 - 24.82
MIST Van Kampen Mid Cap Growth     2008  16,089  6.22 - 11.07    172,742          1.60             0.55 (46.97) - (46.67)
  Sub-Account                      2007  18,873 11.73 - 20.75    380,503            --             0.55    23.15 - 23.84
                                   2006  22,677  9.52 - 16.76    369,750            --             0.55      8.05 - 8.65
                                   2005  24,181  8.81 - 15.43    363,030            --             0.55      4.41 - 4.74
                                   2004  24,705  8.46 - 14.73    354,818            --             0.55    12.14 - 12.76
MIST Lazard Mid Cap                2008  74,575   9.39 - 9.62    703,011          1.25             0.55 (38.49) - (38.15)
  Sub-Account                      2007  73,831 15.27 - 15.56  1,130,756          0.56             0.55   (3.02) - (3.01)
                                   2006  48,683         15.74    766,376          0.54             0.55            14.25
                                   2005  43,117         13.78    594,110          0.38             0.55             7.82
                                   2004  33,406         12.78    426,967            --             0.55            13.97
MIST Met/AIM Small Cap Growth      2008  41,949          9.09    381,146            --             0.55           (38.94)
  Sub-Account                      2007  41,809         14.88    622,126            --             0.55            10.79
                                   2006  35,291         13.43    474,012            --             0.55            13.29
                                   2005  42,691         11.86    506,141            --             0.55             8.03
                                   2004  33,675         10.98    369,683            --             0.55             6.15
MIST Third Avenue Small Cap Value  2008  58,896         15.65    921,547          1.05             0.55           (30.07)
  Sub-Account                      2007  60,804         22.38  1,360,611          1.20             0.55            (3.33)
                                   2006  54,267         23.15  1,256,137          0.70             0.55            12.76
                                   2005  59,609         20.53  1,223,623            --             0.55            15.20
                                   2004  39,553         17.82    704,903          2.17             0.55            26.11
MIST Legg Mason Partners           2008  36,663          7.10    260,391          0.01             0.55           (39.29)
  Aggressive Growth Sub-Account    2007  39,881         11.70    466,583          0.23             0.55             2.03
                                   2006  36,951         11.46    423,640            --             0.55            (2.14)
                                   2005  43,733         11.72    512,345            --             0.55            13.27
                                   2004  38,740         10.35    400,849            --             0.55             8.22

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                           ------- ------------------------ --------------------------------------------------
                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                           ------- ------------- ---------- ------------- ---------------- -------------------
MIST MFS Research International       2008  92,282 13.69 - 15.61  1,280,243          2.09             0.55 (42.55) - (42.25)
  Sub-Account                         2007  90,812 23.83 - 27.02  2,195,751          1.42             0.55    13.02 - 13.60
                                      2006  77,320 21.08 - 23.79  1,651,874          1.87             0.55    26.27 - 26.91
                                      2005  74,933 16.70 - 18.74  1,272,070          0.64             0.55    16.18 - 16.74
                                      2004  52,314 14.37 - 16.05    770,998          0.27             0.55    19.06 - 19.72
MIST T.Rowe Price Mid Cap Growth      2008 110,839          8.38    928,671          0.07             0.55           (39.96)
  Sub-Account                         2007 108,505         13.95  1,514,118          0.23             0.55            17.20
                                      2006 102,707         11.91  1,222,827            --             0.55             5.98
                                      2005 111,251         11.23  1,249,798            --             0.55            14.20
                                      2004  99,628          9.83    979,709            --             0.55            17.50
MIST Oppenheimer Capital Appreciation 2008 123,594          7.39    913,836          3.76             0.55           (46.10)
  Sub-Account                         2007 129,615         13.72  1,777,994          0.14             0.55            13.82
                                      2006 124,871         12.05  1,504,919          0.33             0.55             7.22
                                      2005 113,701         11.24  1,277,980          0.08             0.55             4.42
                                      2004  67,033         10.76    721,547          3.80             0.55             6.11
MIST PIMCO Inflation Protected Bond   2008  97,205         11.85  1,151,849          3.82             0.55            (7.39)
  Sub-Account                         2007 109,010         12.76  1,390,980          2.23             0.55            10.47
                                      2006  89,128         11.55  1,029,554          4.38             0.55             0.10
                                      2005  77,790         11.54    897,702            --             0.55             0.92
                                      2004  44,945         11.43    513,915         11.68             0.55             8.83
MIST RCM Technology                   2008  13,766          6.17     84,924         13.15             0.55           (44.56)
  Sub-Account                         2007  13,474         11.13    149,936            --             0.55            30.94
                                      2006  15,263          8.50    129,702            --             0.55             4.90
                                      2005   9,458          8.10     76,620            --             0.55            10.73
                                      2004   6,807          7.31     49,791          0.11             0.55            (4.80)
MIST PIMCO Total Return               2008 168,582 13.39 - 15.03  2,293,755          4.03             0.55      0.08 - 0.64
  Sub-Account                         2007 202,588 13.38 - 14.94  2,746,196          3.33             0.55      7.25 - 7.85
                                      2006 168,697 12.48 - 13.85  2,136,512          2.83             0.55      4.23 - 4.80
                                      2005 157,670 11.97 - 13.21  1,917,186          0.06             0.55      1.89 - 2.43
                                      2004 111,334 11.75 - 12.90  1,335,995          8.12             0.55      4.67 - 5.25
MIST Harris Oakmark International     2008  81,856         11.70    958,031          2.06             0.55           (41.05)
  Sub-Account                         2007  85,859         19.85  1,704,524          0.93             0.55            (1.41)
                                      2006  84,237         20.14  1,696,246          2.74             0.55            28.50
                                      2005  83,473         15.67  1,308,123          0.14             0.55            13.85
                                      2004  56,702         13.76    780,438          0.04             0.55            20.14
MIST Clarion Global Real Estate       2008  29,469          9.86    290,693          2.14             0.55           (41.88)
  Sub-Account                         2007  24,774         16.97    420,524          1.17             0.55           (15.26)
                                      2006  21,998         20.03    440,610          1.14             0.55            37.14
                                      2005  18,263         14.61    266,738            --             0.55            13.02
                                      2004   1,458         12.93     18,841         14.18             0.55            29.27
MIST Turner Mid Cap Growth            2008  33,287          8.38    279,096            --             0.55           (48.42)
  Sub-Account                         2007  32,136 16.26 - 16.59    522,421            --             0.55    23.81 - 24.49
                                      2006  27,105 13.13 - 13.32    355,893            --             0.55      5.72 - 6.30
                                      2005  12,834 12.42 - 12.53    159,397            --             0.55    11.01 - 11.58
                                      2004     616 11.19 - 11.23      6,890            --             0.55    11.89 - 11.30

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ------ ------------------------ --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------ ------------- ---------- ------------- ---------------- -------------------
MIST Goldman Sachs Mid Cap Value  2008 43,309         10.22    442,481          1.10             0.55           (36.28)
  Sub-Account                     2007 45,774 16.03 - 16.36    733,890          0.67             0.55      2.80 - 3.37
                                  2006 43,420 15.60 - 15.83    677,206            --             0.55    15.39 - 16.02
                                  2005 25,636 13.52 - 13.64    346,511          1.16             0.55    12.17 - 12.75
                                  2004  3,989 12.05 - 12.10     48,081          6.27             0.55    20.53 - 20.98
MIST MetLife Defensive Strategy   2008    205         95.48     19,574          0.16             0.55           (20.92)
  Sub-Account                     2007      9        120.73      1,039            --             0.55             5.61
  (Commenced 5/2/2005)            2006     --            --         --            --               --               --
                                  2005     --            --         --            --               --               --
MIST MetLife Moderate Strategy    2008  8,548         92.42    790,042          1.90             0.55           (26.60)
  Sub-Account                     2007  7,281        125.92    916,840          2.20             0.55             5.91
  (Commenced 5/2/2005)            2006  7,412        118.89    881,274          0.10             0.55            10.01
                                  2005  2,621        108.07    283,308            --             0.55             7.55
MIST MetLife Balanced Strategy    2008 16,818         88.16  1,482,585          7.30             0.55           (32.13)
  Sub-Account                     2007  6,084        129.88    790,191          1.60             0.55             4.58
  (Commenced 5/2/2005)            2006  3,265        124.20    405,506          0.14             0.55            11.74
                                  2005    928        111.15    103,149          2.84             0.55             9.49
MIST MetLife Growth Strategy      2008 15,224         84.67  1,288,982          3.50             0.55           (38.08)
  Sub-Account                     2007 19,271        136.74  2,635,130          1.26             0.55             4.45
  (Commenced 5/2/2005)            2006 12,499        130.91  1,636,259          0.15             0.55            13.42
                                  2005  7,731        115.42    892,306          2.89             0.55            12.34
MIST MetLife Aggressive Strategy  2008  2,314         80.88    187,146          4.23             0.55           (41.00)
  Sub-Account                     2007  2,150        137.08    294,795          1.76             0.55             2.55
  (Commenced 5/2/2005)            2006  1,493        133.67    199,527          0.18             0.55            13.48
                                  2005    579        117.80     68,220          2.73             0.55            14.26
MIST Van Kampen Comstock          2008  4,208         75.76    318,754          2.03             0.55           (36.15)
  Sub-Account                     2007  4,191        118.64    497,261          1.45             0.55            (2.85)
  (Commenced 5/2/2005)            2006  2,931        122.12    357,890          0.01             0.55            15.70
                                  2005    398        105.54     42,002          2.33             0.55             5.54
MIST Legg Mason Value Equity      2008 10,923          4.80     52,471          0.31             0.55           (54.68)
  Sub-Account                     2007  9,230         10.60     97,838          0.00             0.55            (6.24)
  (Commenced 5/1/2006)            2006 10,324         11.31    116,713          0.54             0.55             6.25
MIST MFS Emerging Markets Equity  2008 16,712          6.38    106,688          2.09             0.55           (55.63)
  Sub-Account                     2007  5,290         14.39     76,114          0.04             0.55            36.18
  (Commenced 5/1/2006)            2006    825         10.56      8,711          0.94             0.55             5.65
MIST Loomis Sayles Global Markets 2008  2,782          8.05     22,396          4.91             0.55           (39.43)
  Sub-Account                     2007  1,341         13.29     17,819            --             0.55            27.48
  (Commenced 5/1/2006)            2006     99         10.43      1,033          1.02             0.55             4.27
MIST Met/AIM Capital Appreciation 2008 16,101  4.76 - 11.10    160,535          1.93             0.55 (42.96) - (42.64)
  Sub-Account                     2007 16,288  8.35 - 19.35    285,420            --             0.55    11.26 - 68.17
                                  2006 23,681  7.51 - 11.50    262,422          0.03             0.55      5.72 - 6.30
                                  2005 24,393  7.10 - 10.82    255,794          0.06             0.55      8.22 - 8.82
                                  2004 28,150   6.56 - 9.94    273,521            --             0.55      6.04 - 6.63

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                       AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                        ------- ------------------------ --------------------------------------------------
                                                UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        ------- ------------- ---------- ------------- ---------------- -------------------
MSF Davis Venture Value            2008 225,730          9.86  2,225,928          1.34             0.55           (39.68)
  Sub-Account                      2007 216,306         16.35  3,536,257          0.80             0.55             4.00
                                   2006 196,689         15.72  3,091,837          0.84             0.55            13.95
                                   2005 177,299         13.79  2,445,776          0.68             0.55             9.66
                                   2004 114,542         12.58  1,440,436          0.46             0.55            11.75
MSF Harris Oakmark Focused Value   2008  92,078          7.88    725,921          0.39             0.55           (46.30)
  Sub-Account                      2007 102,489         14.68  1,504,710          0.58             0.55            (7.35)
                                   2006 101,993         15.85  1,616,266          0.32             0.55            11.84
                                   2005 106,909         14.17  1,514,849          0.04             0.55             9.38
                                   2004  88,930         12.95  1,152,037          0.04             0.55             9.33
MSF Jennison Growth                2008  65,086         11.08    720,838          2.43             0.55           (36.78)
  Sub-Account                      2007  67,739         17.52  1,186,569          0.43             0.55            11.06
                                   2006  61,871         15.77    975,895            --             0.55             2.19
                                   2005  43,314         15.43    668,528          0.41             0.55            13.23
                                   2004  31,001         13.63    422,456          0.09             0.55             8.60
MSF MetLife Stock Index            2008  74,465          8.66    645,118          1.96             0.55           (37.45)
  Sub-Account                      2007  77,944         13.85  1,079,571          1.04             0.55             4.65
                                   2006  72,466         13.23    958,978          2.13             0.55            14.83
                                   2005  89,780         11.52  1,034,667          1.68             0.55             4.03
                                   2004  81,667         11.07    904,391          0.84             0.55             9.93
MSF BlackRock Money Market         2008 214,736 11.83 - 12.78  2,741,149          2.82             0.55      2.29 - 2.85
  Sub-Account                      2007 212,159 11.50 - 12.49  2,647,699          4.88             0.55      4.50 - 5.08
                                   2006 182,162 10.95 - 11.96  2,174,749          4.85             0.55      4.24 - 4.81
                                   2005 125,819 10.44 - 11.47  1,439,717          3.62             0.55      2.33 - 2.86
                                   2004   3,515 10.15 - 11.21     35,692          0.84             0.55      0.43 - 0.99
MSF BlackRock Bond Income          2008     293         60.85     17,803          5.25             0.55            (3.96)
  Sub-Account                      2007     328         63.36     20,783          2.87             0.55             5.71
                                   2006     536         59.94     32,102          5.65             0.55             3.84
                                   2005     677         57.72     39,072          3.97             0.55             1.85
                                   2004     674         56.67     38,195            --             0.55             3.86
MSF Western Asset Management       2008     650        189.85    123,467          2.37             0.55            (0.91)
  U.S. Government Sub-Account      2007     175        191.59     33,500          2.57             0.55             3.78
  (Commenced 5/2/2005)             2006       3        184.61        494          0.90             0.55             3.59
                                   2005      --            --         --            --               --               --
MSF T. Rowe Price Small Cap Growth 2008   5,188 11.31 - 12.07     62,561            --             0.55 (36.54) - (36.19)
  Sub-Account                      2007   5,456 17.82 - 18.91    102,942            --             0.55      9.25 - 9.86
                                   2006   5,967  6.43 - 17.22     98,822            --             0.55      3.33 - 4.69
                                   2005   6,574  6.14 - 16.57    104,175            --             0.55     6.46 - 11.01
                                   2004   6,519  5.77 - 14.93     93,347            --             0.55    10.41 - 11.08
MSF T. Rowe Price Large Cap Growth 2008   6,826  9.68 - 10.23     69,429          0.59             0.55 (42.21) - (41.88)
  Sub-Account                      2007   6,958 16.74 - 17.61    121,880          0.45             0.55      8.78 - 9.39
                                   2006   6,455 15.39 - 16.10    103,413          0.34             0.55    12.62 - 13.24
                                   2005   6,775 13.67 - 14.22     95,944          0.56             0.55      6.02 - 6.62
                                   2004   6,937 12.89 - 13.34     92,178            --             0.55      9.32 - 9.93

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ----- -------------------------- --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS     HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ----- --------------- ---------- ------------- ---------------- -------------------
MSF Capital Guardian U.S. Equity    2008 4,621           82.71    382,257          1.21               --           (40.23)
  Sub-Account                       2007 4,931 134.14 - 138.39    682,364          0.48               --   (0.63) - (0.08)
                                    2006 5,322 134.99 - 138.50    737,055          1.02             0.55     9.52 - 10.12
                                    2005 5,582 123.26 - 125.78    702,091          0.03             0.55      5.19 - 5.78
                                    2004 5,845 117.18 - 118.91    695,068            --             0.55      8.69 - 9.30
AIM V.I. International Growth       2008 3,737     8.15 - 8.55     31,921          0.55             0.55 (40.69) - (40.36)
  Sub-Account                       2007 3,859   13.74 - 14.33     55,284          0.42             0.55    14.05 - 14.69
                                    2006 4,014   12.05 - 12.50     50,144          1.04             0.55    27.53 - 28.23
                                    2005 4,238     9.45 - 9.75     41,285          0.67             0.55    17.33 - 17.98
                                    2004 4,444     8.05 - 8.26     36,713          0.66             0.55    23.32 - 24.00
DWS Government & Agency Securities  2008    33           15.21        497          4.47             0.55             4.36
  Sub-Account                       2007    30           14.57        432          4.65             0.55             5.37
                                    2006    26           13.83        363          3.63             0.55             3.59
                                    2005    22           13.35        294          3.82             0.55             2.00
                                    2004    18           13.09        230          3.57             0.55             3.18
Putnam VT Growth and Income         2008 4,714            7.99     37,681          2.30             0.55           (38.90)
  Sub-Account                       2007 4,523           13.09     59,219          1.46             0.55            (6.31)
                                    2006 4,689           13.97     65,492          1.72             0.55            15.56
                                    2005 5,012           12.09     60,579          1.71             0.55             4.95
                                    2004 4,902           11.52     56,468          1.62             0.55            10.75
Putnam VT Vista                     2008 2,181            3.98      8,682            --             0.55           (45.71)
  Sub-Account                       2007 2,816            7.33     20,645            --             0.55             3.50
                                    2006 3,029            7.08     21,459            --             0.55             5.15
                                    2005 3,275            6.74     22,067            --             0.55            11.91
                                    2004 3,490            6.02     21,017            --             0.55            18.25
FTVIPT Templeton Growth Securities  2008   115           11.66      1,336          2.03               --           (42.13)
  Sub-Account                       2007   112           20.16      2,295          1.48               --             2.55
                                    2006   114           19.65      2,245          1.43               --            22.20
                                    2005   292           16.08      4,690          1.21               --             9.03
                                    2004   301           14.75      4,437          1.26               --            16.25
FTVIPT Templeton Foreign Securities 2008 8,014    9.91 - 10.67     84,547          2.62             0.55 (40.56) - (40.23)
  Sub-Account                       2007 8,355   16.67 - 17.86    147,511          2.46             0.55    15.15 - 15.79
                                    2006 5,135   14.48 - 15.42     77,438          1.41             0.55    21.03 - 21.70
                                    2005 4,105   11.96 - 12.67     50,489          1.31             0.55     9.85 - 10.45
                                    2004 3,967   10.89 - 11.47     44,358          1.21             0.55    18.22 - 18.87

1 The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owners' account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

2 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which each of the Sub-Accounts invest.

3 These amounts represent the annualized policy expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

4 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

7. SUBSEQUENT EVENT

The Company anticipates merging MetLife Investors Variable Life Account Five, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policies.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2009
(UNAUDITED)

                                                    MIST           MIST          MIST           MIST
                                             LORD ABBETT    LORD ABBETT   LORD ABBETT     VAN KAMPEN
                                       GROWTH AND INCOME BOND DEBENTURE MID CAP VALUE MID CAP GROWTH
                                             SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                                       ----------------- -------------- ------------- --------------
ASSETS:
  Investments at fair value                  $ 4,367,817    $ 1,453,701     $ 283,644      $ 196,606
  Due from MetLife Investors Insurance
     Company                                          --             --            --             --
                                       ----------------- -------------- ------------- --------------
       Total Assets                            4,367,817      1,453,701       283,644        196,606
                                       ----------------- -------------- ------------- --------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                           1              1            12             25
                                       ----------------- -------------- ------------- --------------
       Total Liabilities                               1              1            12             25
                                       ----------------- -------------- ------------- --------------
NET ASSETS                                   $ 4,367,816    $ 1,453,700     $ 283,632      $ 196,581
                                       ================= ============== ============= ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                              MIST             MIST            MIST                MIST
                                            LAZARD          MET/AIM    THIRD AVENUE LEGG MASON PARTNERS
                                           MID CAP SMALL CAP GROWTH SMALL CAP VALUE   AGGRESSIVE GROWTH
                                       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT
                                       ----------- ---------------- --------------- -------------------
ASSETS:
  Investments at fair value              $ 902,171        $ 339,394     $ 1,068,085           $ 318,746
  Due from MetLife Investors Insurance
     Company                                    --               --              --                  --
                                       ----------- ---------------- --------------- -------------------
       Total Assets                        902,171          339,394       1,068,085             318,746
                                       ----------- ---------------- --------------- -------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                     2               15               5                  17
                                       ----------- ---------------- --------------- -------------------
       Total Liabilities                         2               15               5                  17
                                       ----------- ---------------- --------------- -------------------
NET ASSETS                               $ 902,169        $ 339,379     $ 1,068,080           $ 318,729
                                       =========== ================ =============== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

         MIST           MIST MIST OPPENHEIMER            MIST        MIST         MIST
 MFS RESEARCH  T. ROWE PRICE          CAPITAL PIMCO INFLATION         RCM        PIMCO
INTERNATIONAL MID CAP GROWTH     APPRECIATION  PROTECTED BOND  TECHNOLOGY TOTAL RETURN
  SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
------------- -------------- ---------------- --------------- ----------- ------------
  $ 1,355,413    $ 1,079,631      $ 1,167,632     $ 1,066,385   $ 104,755  $ 3,055,205
           14             --               --              --          --           --
------------- -------------- ---------------- --------------- ----------- ------------
    1,355,427      1,079,631        1,167,632       1,066,385     104,755    3,055,205
------------- -------------- ---------------- --------------- ----------- ------------
           --              5                5               2          19            2
------------- -------------- ---------------- --------------- ----------- ------------
           --              5                5               2          19            2
------------- -------------- ---------------- --------------- ----------- ------------
  $ 1,355,427    $ 1,079,626      $ 1,167,627     $ 1,066,383   $ 104,736  $ 3,055,203
============= ============== ================ =============== =========== ============

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                         MIST HARRIS           MIST           MIST          MIST
                                             OAKMARK CLARION GLOBAL         TURNER GOLDMAN SACHS
                                       INTERNATIONAL    REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                         SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                       ------------- -------------- -------------- -------------
ASSETS:
  Investments at fair value              $ 1,293,193      $ 309,558      $ 294,025     $ 476,711
  Due from MetLife Investors Insurance
     Company                                      --             --             --            --
                                       ------------- -------------- -------------- -------------
       Total Assets                        1,293,193        309,558        294,025       476,711
                                       ------------- -------------- -------------- -------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                       2             16             11            22
                                       ------------- -------------- -------------- -------------
       Total Liabilities                           2             16             11            22
                                       ------------- -------------- -------------- -------------
NET ASSETS                               $ 1,293,191      $ 309,542      $ 294,014     $ 476,689
                                       ============= ============== ============== =============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

              MIST              MIST              MIST            MIST                MIST        MIST
           METLIFE           METLIFE           METLIFE         METLIFE             METLIFE  VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY    COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- -----------
           $ 3,902       $ 1,046,958       $ 1,502,622     $ 1,667,302           $ 223,331   $ 350,010
                --                --                25              --                   5          --
------------------ ----------------- ----------------- --------------- ------------------- -----------
             3,902         1,046,958         1,502,647       1,667,302             223,336     350,010
------------------ ----------------- ----------------- --------------- ------------------- -----------
                55                24                --               6                  20          16
------------------ ----------------- ----------------- --------------- ------------------- -----------
                55                24                --               6                  20          16
------------------ ----------------- ----------------- --------------- ------------------- -----------
           $ 3,847       $ 1,046,934       $ 1,502,647     $ 1,667,296           $ 223,316   $ 349,994
================== ================= ================= =============== =================== ===========

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                               MIST           MIST           MIST
                                         LEGG MASON   MFS EMERGING  LOOMIS SAYLES            MIST
                                       VALUE EQUITY MARKETS EQUITY GLOBAL MARKETS    PIONEER FUND
                                        SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT SUB-ACCOUNT (A)
                                       ------------ -------------- -------------- ---------------
ASSETS:
  Investments at fair value                $ 36,502      $ 268,873       $ 21,184       $ 402,880
  Due from MetLife Investors Insurance
     Company                                     --             --             --              74
                                       ------------ -------------- -------------- ---------------
       Total Assets                          36,502        268,873         21,184         402,954
                                       ------------ -------------- -------------- ---------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                     14             17             33              --
                                       ------------ -------------- -------------- ---------------
       Total Liabilities                         14             17             33              --
                                       ------------ -------------- -------------- ---------------
NET ASSETS                                 $ 36,488      $ 268,856       $ 21,151       $ 402,954
                                       ============ ============== ============== ===============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

          MSF             MSF         MSF         MSF          MSF         MSF
DAVIS VENTURE     MET/ARTISAN    JENNISON     METLIFE    BLACKROCK   BLACKROCK
        VALUE   MID CAP VALUE      GROWTH STOCK INDEX MONEY MARKET BOND INCOME
  SUB-ACCOUNT SUB-ACCOUNT (B) SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT
------------- --------------- ----------- ----------- ------------ -----------
  $ 2,470,789       $ 910,652   $ 798,024   $ 882,773  $ 2,841,927    $ 16,763
            1              31          --           3           --          58
------------- --------------- ----------- ----------- ------------ -----------
    2,470,790         910,683     798,024     882,776    2,841,927      16,821
------------- --------------- ----------- ----------- ------------ -----------
           --              --           3          --           10          19
------------- --------------- ----------- ----------- ------------ -----------
           --              --           3          --           10          19
------------- --------------- ----------- ----------- ------------ -----------
  $ 2,470,790       $ 910,683   $ 798,021   $ 882,776  $ 2,841,917    $ 16,802
============= =============== =========== =========== ============ ===========

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                                   MSF
                                         WESTERN ASSET              MSF              MSF              MSF
                                            MANAGEMENT    T. ROWE PRICE    T. ROWE PRICE BLACKROCK LEGACY
                                       U.S. GOVERNMENT SMALL CAP GROWTH LARGE CAP GROWTH LARGE CAP GROWTH
                                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT (C)
                                       --------------- ---------------- ---------------- ----------------
ASSETS:
  Investments at fair value                  $ 148,822         $ 80,507         $ 89,533        $ 186,497
  Due from MetLife Investors Insurance
     Company                                        --                2                5               --
                                       --------------- ---------------- ---------------- ----------------
       Total Assets                            148,822           80,509           89,538          186,497
                                       --------------- ---------------- ---------------- ----------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                        86                2               19               18
                                       --------------- ---------------- ---------------- ----------------
       Total Liabilities                            86                2               19               18
                                       --------------- ---------------- ---------------- ----------------
NET ASSETS                                   $ 148,736         $ 80,507         $ 89,519        $ 186,479
                                       =============== ================ ================ ================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

     AIM V.I.               DWS                               FTVIPT TEMPLETON FTVIPT TEMPLETON
INTERNATIONAL      GOVERNMENT &         PUTNAM VT   PUTNAM VT GROWTH                    FOREIGN
       GROWTH AGENCY SECURITIES GROWTH AND INCOME       VISTA       SECURITIES       SECURITIES
  SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
------------- ----------------- ----------------- ----------- ---------------- ----------------
     $ 40,722             $ 551          $ 52,354    $ 12,045          $ 1,672        $ 108,704
            2                 1                --          --               --               --
------------- ----------------- ----------------- ----------- ---------------- ----------------
       40,724               552            52,354      12,045            1,672          108,704
------------- ----------------- ----------------- ----------- ---------------- ----------------
            1                --                23          21                2               24
------------- ----------------- ----------------- ----------- ---------------- ----------------
            1                --                23          21                2               24
------------- ----------------- ----------------- ----------- ---------------- ----------------
     $ 40,723             $ 552          $ 52,331    $ 12,024          $ 1,670        $ 108,680
============= ================= ================= =========== ================ ================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                         MIST              MIST             MIST              MIST
                                                  LORD ABBETT       LORD ABBETT      LORD ABBETT        VAN KAMPEN
                                            GROWTH AND INCOME    BOND DEBENTURE    MID CAP VALUE    MID CAP GROWTH
                                                  SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                            -------------------- ----------------- ---------------- -----------------
                                                         2009              2009             2009              2009
                                            -------------------- ----------------- ---------------- -----------------
INVESTMENT INCOME:
      Dividends                                     $ 105,004         $ 105,868          $ 6,586              $ 46
                                            -------------------- ----------------- ---------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                         7,480             3,926               38                31
                                            -------------------- ----------------- ---------------- -----------------
        Total expenses                                  7,480             3,926               38                31
                                            -------------------- ----------------- ---------------- -----------------
           Net investment income (loss) .              97,524           101,942            6,548                15
                                            -------------------- ----------------- ---------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                --               --                --
      Realized gains (losses) on sale of
        investments                                  (254,575)          (44,131)         (20,972)           (4,883)
                                            -------------------- ----------------- ---------------- -----------------
           Net realized gains (losses)               (254,575)          (44,131)         (20,972)           (4,883)
                                            -------------------- ----------------- ---------------- -----------------
      Change in unrealized gains (losses)
        on investments                                788,388           290,759           63,267            86,804
                                            -------------------- ----------------- ---------------- -----------------
      Net realized and unrealized gains
        (losses) on investments                       533,813           246,628           42,295            81,921
                                            -------------------- ----------------- ---------------- -----------------
      Net increase (decrease) in net assets
        resulting from operations                   $ 631,337         $ 348,570         $ 48,843          $ 81,936
                                            ==================== ================= ================ =================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

       MIST                MIST               MIST                   MIST             MIST              MIST
     LAZARD             MET/AIM       THIRD AVENUE    LEGG MASON PARTNERS     MFS RESEARCH     T. ROWE PRICE
    MID CAP    SMALL CAP GROWTH    SMALL CAP VALUE      AGGRESSIVE GROWTH    INTERNATIONAL    MID CAP GROWTH
SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
       2009                2009               2009                   2009             2009              2009
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
   $ 10,944                $ --           $ 14,102                  $ 368         $ 46,240              $ --
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
      2,609               1,555              3,729                  1,130            4,306             3,866
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
      2,609               1,555              3,729                  1,130            4,306             3,866
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
      8,335              (1,555)            10,373                   (762)          41,934            (3,866)
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
         --                  --             10,169                     --               --                --
    (49,749)            (63,505)           (65,118)               (13,090)        (202,989)         (101,478)
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    (49,749)            (63,505)           (54,949)               (13,090)        (202,989)         (101,478)
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    248,072             155,315            248,043                 84,724          493,923           404,212
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    198,323              91,810            193,094                 71,634          290,934           302,734
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
  $ 206,658            $ 90,255          $ 203,467               $ 70,872        $ 332,868         $ 298,868
============== =================== ================== ====================== ================ =================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                            MIST OPPENHEIMER               MIST           MIST            MIST
                                                     CAPITAL    PIMCO INFLATION            RCM           PIMCO
                                                APPRECIATION     PROTECTED BOND     TECHNOLOGY    TOTAL RETURN
                                                 SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                            ------------------- ------------------ -------------- ---------------
                                                        2009               2009           2009            2009
                                            ------------------- ------------------ -------------- ---------------
INVESTMENT INCOME:
      Dividends                                         $ --           $ 46,503           $ --       $ 190,424
                                            ------------------- ------------------ -------------- ---------------
EXPENSES:
      Mortality and expense risk
        charges                                        4,118              4,812            374           8,840
                                            ------------------- ------------------ -------------- ---------------
        Total expenses                                 4,118              4,812            374           8,840
                                            ------------------- ------------------ -------------- ---------------
           Net investment income (loss) .             (4,118)            41,691           (374)        181,584
                                            ------------------- ------------------ -------------- ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --                 --             --         107,962
      Realized gains (losses) on sale of
        investments                                 (103,360)            (4,463)       (14,038)         (1,035)
                                            ------------------- ------------------ -------------- ---------------
           Net realized gains (losses)              (103,360)            (4,463)       (14,038)        106,927
                                            ------------------- ------------------ -------------- ---------------
      Change in unrealized gains (losses)
        on investments                               399,729            130,186         49,055          96,524
                                            ------------------- ------------------ -------------- ---------------
      Net realized and unrealized gains
        (losses) on investments                      296,369            125,723         35,017         203,451
                                            ------------------- ------------------ -------------- ---------------
      Net increase (decrease) in net assets
        resulting from operations                  $ 292,251          $ 167,414       $ 34,643       $ 385,035
                                            =================== ================== ============== ===============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

  MIST HARRIS              MIST              MIST             MIST                  MIST                 MIST
      OAKMARK    CLARION GLOBAL            TURNER    GOLDMAN SACHS               METLIFE              METLIFE
INTERNATIONAL       REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
  SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
         2009              2009              2009             2009                  2009                 2009
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
     $ 89,058          $ 10,795              $ --          $ 6,917                 $ 723             $ 33,358
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
        4,175             1,160             1,236            1,709                    51                3,604
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
        4,175             1,160             1,236            1,709                    51                3,604
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
       84,883             9,635            (1,236)           5,208                   672               29,754
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
           --                --                --               --                   403               23,448
     (134,350)         (106,915)          (47,284)         (61,864)               (2,257)             (16,464)
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
     (134,350)         (106,915)          (47,284)         (61,864)               (1,854)               6,984
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
      472,367           175,409           148,265          148,342                 3,451              146,879
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
      338,017            68,494           100,981           86,478                 1,597              153,863
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
    $ 422,900          $ 78,129          $ 99,745         $ 91,686               $ 2,269            $ 183,617
================ ================= ================= ================ ===================== ====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                       MIST               MIST                   MIST           MIST
                                                    METLIFE            METLIFE                METLIFE     VAN KAMPEN
                                          BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY       COMSTOCK
                                                SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT
                                          -------------------- ------------------ ---------------------- --------------
                                                       2009               2009                   2009           2009
                                          -------------------- ------------------ ---------------------- --------------
INVESTMENT INCOME:
      Dividends                                        $ --               $ --                   $ --        $ 8,298
                                          -------------------- ------------------ ---------------------- --------------
EXPENSES:
      Mortality and expense risk
        charges                                       5,431              6,470                    745          1,224
                                          -------------------- ------------------ ---------------------- --------------
        Total expenses                                5,431              6,470                    745          1,224
                                          -------------------- ------------------ ---------------------- --------------
           Net investment income (loss)              (5,431)            (6,470)                  (745)         7,074
                                          -------------------- ------------------ ---------------------- --------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --                 --                     --             --
      Realized gains (losses) on sale of
        investments                                (224,541)          (224,855)               (24,845)       (44,951)
                                          -------------------- ------------------ ---------------------- --------------
           Net realized gains (losses)             (224,541)          (224,855)               (24,845)       (44,951)
                                          -------------------- ------------------ ---------------------- --------------
      Change in unrealized gains (losses)
        on investments                              504,745            624,940                 69,971         92,549
                                          -------------------- ------------------ ---------------------- --------------
      Net realized and unrealized gains
        (losses) on investments                     280,204            400,085                 45,126         47,598
                                          -------------------- ------------------ ---------------------- --------------
      Net increase (decrease) in net assets
        resulting from operations                 $ 274,773          $ 393,615               $ 44,381       $ 54,672
                                          ==================== ================== ====================== ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

        MIST              MIST              MIST                              MSF              MSF
  LEGG MASON      MFS EMERGING            LOOMIS            MIST    DAVIS VENTURE      MET/ARTISAN
VALUE EQUITY    MARKETS EQUITY    GLOBAL MARKETS    PIONEER FUND            VALUE    MID CAP VALUE
 SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
--------------- ----------------- ----------------- --------------- ---------------- ----------------
        2009              2009              2009     2009 (A) (D)            2009          2009 (B)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
       $ 565           $ 2,382             $ 316            $ --         $ 35,645          $ 9,134
--------------- ----------------- ----------------- --------------- ---------------- ----------------
         136               720                64              --            8,918            3,149
--------------- ----------------- ----------------- --------------- ---------------- ----------------
         136               720                64              --            8,918            3,149
--------------- ----------------- ----------------- --------------- ---------------- ----------------
         429             1,662               252              --           26,727            5,985
--------------- ----------------- ----------------- --------------- ---------------- ----------------
          --                --                --              --               --               --
     (41,128)          (57,578)           (9,102)          3,124         (150,853)         (82,198)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
     (41,128)          (57,578)           (9,102)          3,124         (150,853)         (82,198)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
      45,969           122,726            12,302          60,893          585,942          293,081
--------------- ----------------- ----------------- --------------- ---------------- ----------------
       4,841            65,148             3,200          64,017          435,089          210,883
--------------- ----------------- ----------------- --------------- ---------------- ----------------
     $ 5,270          $ 66,810           $ 3,452        $ 64,017        $ 461,816        $ 216,868
=============== ================= ================= =============== ================ ================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                   MSF            MSF             MSF         MSF
                                              JENNISON        METLIFE       BLACKROCK   BLACKROCK
                                                GROWTH    STOCK INDEX    MONEY MARKET BOND INCOME
                                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT
                                           -------------- -------------- ------------ --------------
                                                  2009           2009            2009        2009
                                           -------------- -------------- ------------ --------------
INVESTMENT INCOME:
      Dividends                                $ 1,492       $ 22,593        $ 11,964     $ 1,241
                                          --------------- -------------- ------------ --------------
EXPENSES:
      Mortality and expense risk
        charges                                  3,058          3,050          11,891          70
                                           -------------- -------------- ------------ --------------
        Total expenses                           3,058          3,050          11,891          70
                                           -------------- -------------- ------------ --------------
           Net investment income (loss)         (1,566)        19,543              73       1,171
                                           -------------- -------------- ------------ --------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --         16,891              --          --
      Realized gains (losses) on sale of
        investments                            (59,372)       (47,298)             --        (158)
                                           -------------- -------------- ------------ --------------
           Net realized gains (losses)         (59,372)       (30,407)             --        (158)
                                           -------------- -------------- ------------ --------------
      Change in unrealized gains (losses)
        on investments                         245,576        173,182              --         409
                                           -------------- -------------- ------------ --------------
      Net realized and unrealized gains
        (losses) on investments                186,204        142,775              --         251
                                           -------------- -------------- ------------ --------------
      Net increase (decrease) in net assets
        resulting from operations            $ 184,638      $ 162,318            $ 73     $ 1,422
                                          =============== ============== ============ ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

            MSF
  WESTERN ASSET                 MSF                 MSF                 MSF         AIM V.I.                  DWS
     MANAGEMENT       T. ROWE PRICE       T. ROWE PRICE    BLACKROCK LEGACY    INTERNATIONAL         GOVERNMENT &
U.S. GOVERNMENT    SMALL CAP GROWTH    LARGE CAP GROWTH    LARGE CAP GROWTH           GROWTH    AGENCY SECURITIES
    SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
           2009                2009                2009         2009 (C) (D)            2009                 2009
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
        $ 5,340               $ 240               $ 509                $ --             $ --                 $ 24
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
            545                   3                  31                  34                1                    1
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
            545                   3                  31                  34                1                    1
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
          4,795                 237                 478                 (34)              (1)                  23
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
             --               1,883                  --                  --               --                   --
         (1,211)               (509)               (432)                613               38                   --
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
         (1,211)              1,374                (432)                613               38                   --
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
          1,310              17,644              21,509              34,120            8,750                   15
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
             99              19,018              21,077              34,733            8,788                   15
------------------ ------------------- ------------------- ------------------- ---------------- -----------------
        $ 4,894            $ 19,255            $ 21,555            $ 34,699          $ 8,787                 $ 38
================== =================== =================== =================== ================ =================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                                                FTVIPT TEMPLETON    FTVIPT TEMPLETON
                                                    PUTNAM VT      PUTNAM VT              GROWTH             FOREIGN
                                            GROWTH AND INCOME          VISTA          SECURITIES          SECURITIES
                                                  SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                            -------------------- -------------- ------------------- -------------------
                                                         2009           2009          2009          2009
                                            -------------------- -------------- ------------------- -------------------
INVESTMENT INCOME:
      Dividends                                       $ 1,147           $ 15                $ 52             $ 3,293
                                            -------------------- -------------- ------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges                                           167             38                  --                  50
                                            -------------------- -------------- ------------------- -------------------
        Total expenses                                    167             38                  --                  50
                                            -------------------- -------------- ------------------- -------------------
           Net investment income (loss) .                 980            (23)                 52               3,243
                                            -------------------- -------------- ------------------- -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --             --                  --               3,684
      Realized gains (losses) on sale of
        investments                                    (5,324)          (282)                (21)             (2,588)
                                            -------------------- -------------- ------------------- -------------------
           Net realized gains (losses)                 (5,324)          (282)                (21)              1,096
      Change in unrealized gains (losses)
        on investments                                 14,714          3,201                 334              23,529
                                            -------------------- -------------- ------------------- -------------------
      Net realized and unrealized gains
        (losses) on investments                         9,390          2,919                 313              24,625
                                            -------------------- -------------- ---------- -------- ---- --------------
      Net increase (decrease) in net assets
        resulting from operations                    $ 10,370        $ 2,896               $ 365            $ 27,868
                                            ==================== ============== =================== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                        MIST              MIST             MIST              MIST
                                                 LORD ABBETT       LORD ABBETT      LORD ABBETT        VAN KAMPEN
                                           GROWTH AND INCOME    BOND DEBENTURE    MID CAP VALUE    MID CAP GROWTH
                                                 SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                           -------------------- ----------------- ---------------- -----------------
                                                        2009              2009             2009              2009
                                           -------------------- ----------------- ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                      $ 97,524         $ 101,942          $ 6,548              $ 15
  Net realized gains (losses)                       (254,575)          (44,131)         (20,972)           (4,883)
  Change in unrealized gains (losses)
     on investments                                  788,388           290,759           63,267            86,804
                                           -------------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net assets
       resulting from operations                     631,337           348,570           48,843            81,936
                                           -------------------- ----------------- ---------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                   112,829            38,768              222               150
  Net transfers (including fixed
     account)                                       (153,637)          (78,197)          (4,256)           (1,752)
  Policy charges                                    (150,575)          (57,396)          (6,562)           (3,537)
  Transfers for policy benefits and
     terminations                                   (194,391)          (20,191)         (21,251)          (52,958)
                                           -------------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                 (385,774)         (117,016)         (31,847)          (58,097)
                                           -------------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net
       assets                                        245,563           231,554           16,996            23,839
NET ASSETS:
  Beginning of period                              4,122,253         1,222,146          266,636           172,742
                                           -------------------- ----------------- ---------------- -----------------
  End of period                                  $ 4,367,816       $ 1,453,700        $ 283,632         $ 196,581
                                           ==================== ================= ================ =================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

       MIST                MIST               MIST                   MIST             MIST              MIST
     LAZARD             MET/AIM       THIRD AVENUE    LEGG MASON PARTNERS     MFS RESEARCH     T. ROWE PRICE
    MID CAP    SMALL CAP GROWTH    SMALL CAP VALUE      AGGRESSIVE GROWTH    INTERNATIONAL    MID CAP GROWTH
SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
       2009                2009               2009                   2009             2009              2009
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    $ 8,335            $ (1,555)          $ 10,373                 $ (762)        $ 41,934          $ (3,866)
    (49,749)            (63,505)           (54,949)               (13,090)        (202,989)         (101,478)
    248,072             155,315            248,043                 84,724          493,923           404,212
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    206,658              90,255            203,467                 70,872          332,868           298,868
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
     46,169              26,520             61,742                 13,737           50,586            47,468
      5,104            (125,103)           (43,487)                  (155)        (186,362)         (102,437)
    (38,096)            (22,860)           (50,841)               (16,317)         (60,967)          (45,203)
    (20,677)            (10,579)           (24,348)                (9,799)         (60,941)          (47,741)
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
     (7,500)           (132,022)           (56,934)               (12,534)        (257,684)         (147,913)
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
    199,158             (41,767)           146,533                 58,338           75,184           150,955
    703,011             381,146            921,547                260,391        1,280,243           928,671
-------------- ------------------- ------------------ ---------------------- ---------------- -----------------
  $ 902,169           $ 339,379        $ 1,068,080              $ 318,729      $ 1,355,427       $ 1,079,626
============== =================== ================== ====================== ================ =================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                           MIST OPPENHEIMER               MIST           MIST            MIST
                                                    CAPITAL    PIMCO INFLATION            RCM           PIMCO
                                               APPRECIATION     PROTECTED BOND     TECHNOLOGY    TOTAL RETURN
                                                SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                           ------------------- ------------------ -------------- ---------------
                                                       2009               2009           2009            2009
                                           ------------------- ------------------ -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                     $ (4,118)          $ 41,691         $ (374)      $ 181,584
  Net realized gains (losses)                      (103,360)            (4,463)       (14,038)        106,927
  Change in unrealized gains (losses)
     on investments                                 399,729            130,186         49,055          96,524
                                           ------------------- ------------------ -------------- ---------------
     Net increase (decrease) in net assets
       resulting from operations                    292,251            167,414         34,643         385,035
                                           ------------------- ------------------ -------------- ---------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                   64,144             43,066          3,470          93,333
  Net transfers (including fixed
     account)                                       (14,612)          (197,690)         4,536         503,617
  Policy charges                                    (60,399)           (62,369)        (8,557)       (120,665)
  Transfers for policy benefits and
     terminations                                   (27,593)           (35,887)       (14,280)        (99,872)
                                           ------------------- ------------------ -------------- ---------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                 (38,460)          (252,880)       (14,831)        376,413
                                           ------------------- ------------------ -------------- ---------------
     Net increase (decrease) in net
       assets                                       253,791            (85,466)        19,812         761,448
NET ASSETS:
  Beginning of period                               913,836          1,151,849         84,924       2,293,755
                                           ------------------- ------------------ -------------- ---------------
  End of period                                 $ 1,167,627        $ 1,066,383      $ 104,736     $ 3,055,203
                                           =================== ================== ============== ===============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

  MIST HARRIS              MIST              MIST             MIST                  MIST                 MIST
      OAKMARK    CLARION GLOBAL            TURNER    GOLDMAN SACHS               METLIFE              METLIFE
INTERNATIONAL       REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
  SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
         2009              2009              2009             2009                  2009                 2009
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
     $ 84,883           $ 9,635          $ (1,236)         $ 5,208                 $ 672             $ 29,754
     (134,350)         (106,915)          (47,284)         (61,864)               (1,854)               6,984
      472,367           175,409           148,265          148,342                 3,451              146,879
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
      422,900            78,129            99,745           91,686                 2,269              183,617
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
       69,057            28,588             2,560           21,721                10,561              103,610
      (72,756)          (59,173)          (73,878)         (39,862)              (26,669)              17,953
      (58,208)          (15,465)          (11,076)         (21,007)               (1,918)             (47,746)
      (25,833)          (13,230)           (2,433)         (18,330)                   30                 (542)
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
      (87,740)          (59,280)          (84,827)         (57,478)              (17,996)              73,275
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
      335,160            18,849            14,918           34,208               (15,727)             256,892
      958,031           290,693           279,096          442,481                19,574              790,042
---------------- ----------------- ----------------- ---------------- --------------------- --------------------
  $ 1,293,191         $ 309,542         $ 294,014        $ 476,689               $ 3,847          $ 1,046,934
================ ================= ================= ================ ===================== ====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                        MIST               MIST                   MIST           MIST
                                                     METLIFE            METLIFE                METLIFE     VAN KAMPEN
                                           BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY       COMSTOCK
                                                 SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT
                                           -------------------- ------------------ ---------------------- --------------
                                                        2009               2009                   2009           2009
                                           -------------------- ------------------ ---------------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                      $ (5,431)          $ (6,470)                $ (745)       $ 7,074
  Net realized gains (losses)                       (224,541)          (224,855)               (24,845)       (44,951)
  Change in unrealized gains (losses)
     on investments                                  504,745            624,940                 69,971         92,549
                                           -------------------- ------------------ ---------------------- --------------
     Net increase (decrease) in net assets
       resulting from operations                     274,773            393,615                 44,381         54,672
                                           -------------------- ------------------ ---------------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                   180,833            204,799                 19,554         29,091
  Net transfers (including fixed
     account)                                       (346,105)           342,044                     (3)       (19,829)
  Policy charges                                     (90,256)          (110,348)               (13,646)       (16,213)
  Transfers for policy benefits and
     terminations                                        817           (451,796)               (14,116)       (16,481)
                                           -------------------- ------------------ ---------------------- --------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                 (254,711)           (15,301)                (8,211)       (23,432)
                                           -------------------- ------------------ ---------------------- --------------
     Net increase (decrease) in net
       assets                                         20,062            378,314                 36,170         31,240
NET ASSETS:
  Beginning of period                              1,482,585          1,288,982                187,146        318,754
                                           -------------------- ------------------ ---------------------- --------------
  End of period                                  $ 1,502,647        $ 1,667,296              $ 223,316      $ 349,994
                                           ==================== ================== ====================== ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

        MIST              MIST              MIST                              MSF              MSF
  LEGG MASON      MFS EMERGING     LOOMIS SAYLES            MIST    DAVIS VENTURE      MET/ARTISAN
VALUE EQUITY    MARKETS EQUITY    GLOBAL MARKETS    PIONEER FUND            VALUE    MID CAP VALUE
 SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
--------------- ----------------- ----------------- --------------- ---------------- ----------------
        2009              2009              2009     2009 (A) (D)            2009          2009 (B)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
       $ 429           $ 1,662             $ 252            $ --         $ 26,727          $ 5,985
     (41,128)          (57,578)           (9,102)          3,124         (150,853)         (82,198)
      45,969           122,726            12,302          60,893          585,942          293,081
--------------- ----------------- ----------------- --------------- ---------------- ----------------
       5,270            66,810             3,452          64,017          461,816          216,868
--------------- ----------------- ----------------- --------------- ---------------- ----------------
       6,888            16,272             2,976              --          125,163           24,271
     (22,421)           97,885            (2,180)        380,264         (130,835)         (10,629)
      (4,992)           (9,285)           (1,979)         (3,417)        (118,733)         (44,255)
        (728)           (9,514)           (3,514)        (37,910)         (92,549)          (1,493)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
     (21,253)           95,358            (4,697)        338,937         (216,954)         (32,106)
--------------- ----------------- ----------------- --------------- ---------------- ----------------
     (15,983)          162,168            (1,245)        402,954          244,862          184,762
      52,471           106,688            22,396              --        2,225,928          725,921
--------------- ----------------- ----------------- --------------- ---------------- ----------------
    $ 36,488         $ 268,856          $ 21,151       $ 402,954      $ 2,470,790        $ 910,683
=============== ================= ================= =============== ================ ================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                   MSF            MSF             MSF            MSF
                                              JENNISON        METLIFE       BLACKROCK      BLACKROCK
                                                GROWTH    STOCK INDEX    MONEY MARKET    BOND INCOME
                                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                           -------------- -------------- --------------- --------------
                                                  2009           2009            2009           2009
                                           -------------- -------------- --------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                $ (1,566)      $ 19,543            $ 73        $ 1,171
  Net realized gains (losses)                  (59,372)       (30,407)             --           (158)
  Change in unrealized gains (losses)
     on investments                            245,576        173,182              --            409
                                           -------------- -------------- --------------- --------------
     Net increase (decrease) in net assets
       resulting from operations               184,638        162,318              73          1,422
                                           -------------- -------------- --------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                              39,541         45,676         276,749             --
  Net transfers (including fixed
     account)                                  (93,444)       101,041         274,255             --
  Policy charges                               (33,771)       (49,563)       (196,561)        (1,919)
  Transfers for policy benefits and
     terminations                              (19,781)       (21,814)       (253,748)          (504)
                                           -------------- -------------- --------------- --------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                           (107,455)        75,340         100,695         (2,423)
                                           -------------- -------------- --------------- --------------
     Net increase (decrease) in net
       assets                                   77,183        237,658         100,768         (1,001)
NET ASSETS:
  Beginning of period                          720,838        645,118       2,741,149         17,803
                                           -------------- -------------- --------------- --------------
  End of period                              $ 798,021      $ 882,776     $ 2,841,917       $ 16,802
                                           ============== ============== =============== ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

            MSF
  WESTERN ASSET                 MSF                 MSF                 MSF         AIM V.I.                  DWS
     MANAGEMENT       T. ROWE PRICE       T. ROWE PRICE    BLACKROCK LEGACY    INTERNATIONAL         GOVERNMENT &
U.S. GOVERNMENT    SMALL CAP GROWTH    LARGE CAP GROWTH    LARGE CAP GROWTH           GROWTH    AGENCY SECURITIES
    SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
           2009                2009                2009         2009 (C) (D)            2009                 2009
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
        $ 4,795               $ 237               $ 478               $ (34)            $ (1)                $ 23
         (1,211)              1,374                (432)                613               38                   --
          1,310              17,644              21,509              34,120            8,750                   15
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
          4,894              19,255              21,555              34,699            8,787                   38
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
         86,467                  --                 554               3,769               74                   74
        (57,844)               (118)               (196)            150,872              573                   --
         (8,766)             (1,186)             (1,817)             (2,860)            (631)                 (56)
            518                  (5)                 (6)                 (1)              (1)                  (1)
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
         20,375              (1,309)             (1,465)            151,780               15                   17
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
         25,269              17,946              20,090             186,479            8,802                   55
        123,467              62,561              69,429                  --           31,921                  497
------------------ ------------------- ------------------- ------------------- ---------------- --------------------
      $ 148,736            $ 80,507            $ 89,519           $ 186,479         $ 40,723                $ 552
================== =================== =================== =================== ================ ====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                                               FTVIPT TEMPLETON    FTVIPT TEMPLETON
                                                   PUTNAM VT      PUTNAM VT              GROWTH             FOREIGN
                                           GROWTH AND INCOME          VISTA          SECURITIES          SECURITIES
                                                 SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- -------------- ------------------- -------------------
                                                        2009           2009      2009                          2009
                                           -------------------- -------------- ------------------- -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 980          $ (23)               $ 52             $ 3,243
  Net realized gains (losses)                         (5,324)          (282)                (21)              1,096
  Change in unrealized gains (losses)
     on investments                                   14,714          3,201                 334              23,529
                                           -------------------- -------------- ------------------- -------------------
     Net increase (decrease) in net assets
       resulting from operations                      10,370          2,896                 365              27,868
                                           -------------------- -------------- ------------------- -------------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                    11,943            444                  --                 200
  Net transfers (including fixed
     account)                                           (523)           591                  (3)               (814)
  Policy charges                                      (7,218)          (602)                (26)             (3,086)
  Transfers for policy benefits and
     terminations                                         78             13                  (2)                (35)
                                           -------------------- -------------- ------------------- -------------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                    4,280            446                 (31)             (3,735)
                                           -------------------- -------------- ------------------- -------------------
     Net increase (decrease) in net
       assets                                         14,650          3,342                 334              24,133
NET ASSETS:
  Beginning of period                                 37,681          8,682               1,336              84,547
                                           -------------------- -------------- ------------------- -------------------
  End of period                                     $ 52,331       $ 12,024             $ 1,670           $ 108,680
                                           ==================== ============== =================== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged with Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/Aim Capital Appreciation Portfolio merged with BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE

OF

METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife Investors Variable Life Account Five and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Life Account Five (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, and the related statements of operations and the statements of changes in net assets for each of the periods presented in the three years then ended. We have also audited the statements of operations and the statements of changes in net assets for each of the periods presented in the three years ended December 31, 2008, for each of the individual Sub-Accounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, and the results of their operations and the changes in their net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

APPENDIX B

MSF T. Rowe Price Small Cap Growth Sub-Account
MIST Legg Mason Value Equity Sub-Account

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                              MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT
                             GROWTH AND INCOME   BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE
                                   SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                             ----------------- ---------------- --------------- ----------------
ASSETS:
  Investments at fair value        $ 1,568,935        $ 358,223         $ 1,135        $ 138,651
  Due from MetLife Investors
     Insurance Company                      --               --              --                2
                             ----------------- ---------------- --------------- ----------------
       Total Assets                  1,568,935          358,223           1,135          138,653
                             ----------------- ---------------- --------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                      32                6               2               --
                             ----------------- ---------------- --------------- ----------------
       Total Liabilities                    32                6               2               --
                             ----------------- ---------------- --------------- ----------------
NET ASSETS                         $ 1,568,903        $ 358,217         $ 1,133        $ 138,653
                             ================= ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                             MIST   MIST LEGG MASON
                                 MIST OPPENHEIMER PIMCO INFLATION          PARTNERS   MIST PIMCO
                             CAPITAL APPRECIATION  PROTECTED BOND AGGRESSIVE GROWTH TOTAL RETURN
                                      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT  SUB-ACCOUNT
                             -------------------- --------------- ----------------- ------------
ASSETS:
  Investments at fair value             $ 300,792       $ 352,310         $ 214,539    $ 771,418
  Due from MetLife Investors
     Insurance Company                         --               1                --           --
                             -------------------- --------------- ----------------- ------------
       Total Assets                       300,792         352,311           214,539      771,418
                             -------------------- --------------- ----------------- ------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                         10              43                21           25
                             -------------------- --------------- ----------------- ------------
       Total Liabilities                       10              43                21           25
                             -------------------- --------------- ----------------- ------------
NET ASSETS                              $ 300,782       $ 352,268         $ 214,518    $ 771,393
                             ==================== =============== ================= ============

The accompanying notes are an integral part of these financial statements.

                                        MIST                                        MIST
   MIST RCM MIST T. ROWE PRICE  MFS RESEARCH     MIST MET/AIM MIST LAZARD HARRIS OAKMARK
 TECHNOLOGY     MID CAP GROWTH INTERNATIONAL SMALL CAP GROWTH     MID CAP  INTERNATIONAL
SUB-ACCOUNT        SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT    SUB-ACCOUNT
----------- ------------------ ------------- ---------------- ----------- --------------
   $ 87,287          $ 436,898     $ 893,064        $ 134,869   $ 253,901      $ 594,002
         --                 --             4               --           9             --
----------- ------------------ ------------- ---------------- ----------- --------------
     87,287            436,898       893,068          134,869     253,910        594,002
----------- ------------------ ------------- ---------------- ----------- --------------
          6                 18            23               37          33             18
----------- ------------------ ------------- ---------------- ----------- --------------
          6                 18            23               37          33             18
----------- ------------------ ------------- ---------------- ----------- --------------
   $ 87,281          $ 436,880     $ 893,045        $ 134,832   $ 253,877      $ 593,984
=========== ================== ============= ================ =========== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                          MIST
                             MIST THIRD AVENUE       MIST CLARION    MIST TURNER GOLDMAN SACHS
                               SMALL CAP VALUE GLOBAL REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                   SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                             ----------------- ------------------ -------------- -------------
ASSETS:
  Investments at fair value          $ 446,236           $ 19,631      $ 102,978      $ 97,741
  Due from MetLife Investors
     Insurance Company                       7                  1              6            --
                             ----------------- ------------------ -------------- -------------
       Total Assets                    446,243             19,632        102,984        97,741
                             ----------------- ------------------ -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                      13                 47             25            31
                             ----------------- ------------------ -------------- -------------
       Total Liabilities                    13                 47             25            31
                             ----------------- ------------------ -------------- -------------
NET ASSETS                           $ 446,230           $ 19,585      $ 102,959      $ 97,710
                             ================= ================== ============== =============

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 26,726         $ 123,090         $ 217,088     $ 1,092,606            $ 48,528        $ 13,110
                --                --                --              --                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
            26,726           123,090           217,088       1,092,606              48,528          13,110
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                15                34                48              23                  22              45
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                15                34                48              23                  22              45
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 26,711         $ 123,056         $ 217,040     $ 1,092,583            $ 48,506        $ 13,065
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                               MIST
                                     MIST MET/AIM MIST LOOMIS SAYLES   MFS EMERGING     MSF DAVIS
                             CAPITAL APPRECIATION     GLOBAL MARKETS MARKETS EQUITY VENTURE VALUE
                                      SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                             -------------------- ------------------ -------------- -------------
ASSETS:
  Investments at fair value              $ 12,402           $ 44,078        $ 5,765   $ 1,232,215
  Due from MetLife Investors
     Insurance Company                         --                 --             --             9
                             -------------------- ------------------ -------------- -------------
       Total Assets                        12,402             44,078          5,765     1,232,224
                             -------------------- ------------------ -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                          2                  7             48            36
                             -------------------- ------------------ -------------- -------------
       Total Liabilities                        2                  7             48            36
                             -------------------- ------------------ -------------- -------------
NET ASSETS                               $ 12,400           $ 44,071        $ 5,717   $ 1,232,188
                             ==================== ================== ============== =============

The accompanying notes are an integral part of these financial statements.

           MSF                                                                     MSF WESTERN
HARRIS OAKMARK             MSF          MSF CAPITAL MSF BLACKROCK MSF METLIFE ASSET MANAGEMENT
 FOCUSED VALUE JENNISON GROWTH GUARDIAN U.S. EQUITY  MONEY MARKET STOCK INDEX  U.S. GOVERNMENT
   SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT
-------------- --------------- -------------------- ------------- ----------- ----------------
     $ 179,806       $ 194,448             $ 67,717   $ 1,396,688   $ 470,321         $ 12,409
            --              --                   --             2          --                9
-------------- --------------- -------------------- ------------- ----------- ----------------
       179,806         194,448               67,717     1,396,690     470,321           12,418
-------------- --------------- -------------------- ------------- ----------- ----------------
            52              30                   --            42          50               44
-------------- --------------- -------------------- ------------- ----------- ----------------
            52              30                   --            42          50               44
-------------- --------------- -------------------- ------------- ----------- ----------------
     $ 179,754       $ 194,418             $ 67,717   $ 1,396,648   $ 470,271         $ 12,374
============== =============== ==================== ============= =========== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                                 FTVIPT TEMPLETON
                                               FOREIGN SECURITIES
                                                      SUB-ACCOUNT
                                               ------------------
ASSETS:
Investments at fair value                                $ 15,334
  Due from MetLife Investors Insurance Company                 --
                                               ------------------
       Total Assets                                        15,334
                                               ------------------
LIABILITIES:
  Due to MetLife Investors Insurance Company                    1
                                               ------------------
       Total Liabilities                                        1
                                               ------------------
    NET ASSETS                                           $ 15,333
                                               ==================

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST LORD ABBETT GROWTH AND INCOME
                                                                                        SUB-ACCOUNT
                                                         ------------------------------------------
                                                               2008           2007             2006
                                                         ------------- -------------- -------------
INVESTMENT INCOME:
      Dividends                                            $ 34,670       $ 23,283         $ 33,970
                                                         ------------- -------------- -------------
EXPENSES:
      Mortality and expense risk charges                      5,428          5,428            3,911
                                                         ------------- -------------- -------------
        Total expenses                                        5,428          5,428            3,911
                                                         ------------- -------------- -------------
           Net investment income (loss)                      29,242         17,855           30,059
                                                         ------------- -------------- -------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           196,247        100,725          149,402
      Realized gains (losses) on sale of investments        (29,666)        58,283           55,072
                                                         ------------- -------------- -------------
           Net realized gains (losses)                      166,581        159,008          204,474
                                                         ------------- -------------- -------------
      Change in unrealized gains (losses) on investments (1,058,701)       (94,231)          90,912
                                                         ------------- -------------- -------------
      Net realized and unrealized gains (losses)
        on investments                                     (892,120)        64,777          295,386
                                                         ------------- -------------- -------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (862,878)      $ 82,632        $ 325,445
                                                         ============= ============== =============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST LORD ABBETT BOND DEBENTURE        MIST VAN KAMPEN MID CAP GROWTH
                               SUB-ACCOUNT                           SUB-ACCOUNT
------------------------------------------- ---------------------------------------
     2008           2007        2006            2008           2007        2006
------------ ----------- ------------------ ----------- ----------- ---------------
 $ 19,844       $ 27,461           $ 35,605     $ 27           $ --            $ --
------------ ----------- ------------------ ----------- ----------- ---------------
    1,247          1,357              1,318       --             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
    1,247          1,357              1,318       --             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
   18,597         26,104             34,287       27             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
    6,883            633                 --      162            165             106
   (2,725)         4,200              2,633       (5)             7               2
------------ ----------- ------------------ ----------- ----------- ---------------
    4,158          4,833              2,633      157            172             108
------------ ----------- ------------------ ----------- ----------- ---------------
 (107,375)         1,293              5,740   (1,186)           254              37
------------ ----------- ------------------ ----------- ----------- ---------------
 (103,217)         6,126              8,373   (1,029)           426             145
------------ ----------- ------------------ ----------- ----------- ---------------
$ (84,620)      $ 32,230           $ 42,660 $ (1,002)         $ 426           $ 145
============ =========== ================== =========== =========== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      MIST LORD ABBETT MID CAP VALUE
                                                                                         SUB-ACCOUNT
                                                         -------------------------------------------
                                                              2008           2007        2006
                                                         ------------ -------------- ---------------
INVESTMENT INCOME:
      Dividends                                            $ 1,494        $ 2,419            $ 1,605
                                                         ------------ -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                        --             --                 --
                                                         ------------ -------------- ---------------
        Total expenses                                          --             --                 --
                                                         ------------ -------------- ---------------
           Net investment income (loss)                      1,494          2,419              1,605
                                                         ------------ -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           27,930         34,179             19,981
      Realized gains (losses) on sale of investments          (676)         1,883              1,657
                                                         ------------ -------------- ---------------
           Net realized gains (losses)                      27,254         36,062             21,638
                                                         ------------ -------------- ---------------
      Change in unrealized gains (losses) on investments  (117,101)       (36,082)             2,991
                                                         ------------ -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                     (89,847)           (20)            24,629
                                                         ------------ -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (88,353)       $ 2,399           $ 26,234
                                                         ============ ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

              MIST OPPENHEIMER CAPITAL APPRECIATION          MIST PIMCO INFLATION PROTECTED BOND
                                        SUB-ACCOUNT                                  SUB-ACCOUNT
---------------------------------------------------- ----------------------------------------------
      2008           2007             2006                2008           2007               2006
------------- -------------- ----------------------- ------------ -------------- ------------------
  $ 18,062          $ 598                 $ 1,308     $ 15,176        $ 9,027           $ 13,402
------------- -------------- ----------------------- ------------ -------------- ------------------
     2,428          2,499                   2,160        2,186          2,038              1,794
------------- -------------- ----------------------- ------------ -------------- ------------------
     2,428          2,499                   2,160        2,186          2,038              1,794
------------- -------------- ----------------------- ------------ -------------- ------------------
    15,634         (1,901)                   (852)      12,990          6,989             11,608
------------- -------------- ----------------------- ------------ -------------- ------------------
   132,216         26,725                   2,983          801             --              9,360
   (23,457)        17,829                   6,741        1,418         (6,444)            (2,076)
------------- -------------- ----------------------- ------------ -------------- ------------------
   108,759         44,554                   9,724        2,219         (6,444)             7,284
------------- -------------- ----------------------- ------------ -------------- ------------------
  (357,862)        14,807                  19,598      (41,802)        36,770            (19,114)
------------- -------------- ----------------------- ------------ -------------- ------------------
  (249,103)        59,361                  29,322      (39,583)        30,326            (11,830)
------------- -------------- ----------------------- ------------ -------------- ------------------
$ (233,469)      $ 57,460                $ 28,470    $ (26,593)      $ 37,315             $ (222)
============= ============== ======================= ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                         MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH
                                                                                        SUB-ACCOUNT
                                                         ---------------------------------------------
                                                                2008         2007            2006
                                                         -------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                                 $ 43          $ 664            $ --
                                                         -------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                       1,517          1,758           1,538
                                                         -------------- -------------- ---------------
        Total expenses                                         1,517          1,758           1,538
                                                         -------------- -------------- ---------------
           Net investment income (loss)                       (1,474)        (1,094)         (1,538)
                                                         -------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              2,421         27,057          16,114
      Realized gains (losses) on sale of investments         (17,163)         2,026          39,638
                                                         -------------- -------------- ---------------
           Net realized gains (losses)                       (14,742)        29,083          55,752
                                                         -------------- -------------- ---------------
      Change in unrealized gains (losses) on investments    (102,914)       (24,256)        (63,387)
                                                         -------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                      (117,656)         4,827          (7,635)
                                                         -------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (119,130)       $ 3,733        $ (9,173)
                                                         ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                       MIST PIMCO TOTAL RETURN                             MIST RCM TECHNOLOGY
                                   SUB-ACCOUNT                                     SUB-ACCOUNT
-------------------------------------------------- -------------------------------------------------
    2008             2007                 2006        2008                2007              2006
----------- ----------------------- -------------- ------------ ---------------------- -------------
$ 31,230                   $ 25,994    $ 19,446     $ 16,578                   $ --          $ --
----------- ----------------------- -------------- ------------ ---------------------- -------------
   4,536                      4,182       3,773          675                    722           554
----------- ----------------------- -------------- ------------ ---------------------- -------------
   4,536                      4,182       3,773          675                    722           554
----------- ----------------------- -------------- ------------ ---------------------- -------------
  26,694                     21,812      15,673       15,903                   (722)         (554)
----------- ----------------------- -------------- ------------ ---------------------- -------------
  19,000                         --         287       34,590                  4,702            --
  (4,245)                       243        (444)      (3,450)                 6,343         4,996
----------- ----------------------- -------------- ------------ ---------------------- -------------
  14,755                        243        (157)      31,140                 11,045         4,996
----------- ----------------------- -------------- ------------ ---------------------- -------------
 (43,481)                    30,757      12,464     (115,801)                26,305         3,326
----------- ----------------------- -------------- ------------ ---------------------- -------------
 (28,726)                    31,000      12,307      (84,661)                37,350         8,322
----------- ----------------------- -------------- ------------ ---------------------- -------------
$ (2,032)                  $ 52,812    $ 27,980    $ (68,758)              $ 36,628       $ 7,768
=========== ======================= ============== ============ ====================== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST T. ROWE PRICE MID CAP GROWTH
                                                                                             SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                              2008            2007             2006
                                                         -------------- -------------- ---------------------
INVESTMENT INCOME:
      Dividends                                                $ 372        $ 1,423                    $ --
                                                         -------------- -------------- ---------------------
EXPENSES:
      Mortality and expense risk charges                       2,994          3,413                   2,563
                                                         -------------- -------------- ---------------------
        Total expenses                                         2,994          3,413                   2,563
                                                         -------------- -------------- ---------------------
           Net investment income (loss)                       (2,622)        (1,990)                 (2,563)
                                                         -------------- -------------- ---------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             65,455         27,144                  13,637
      Realized gains (losses) on sale of investments          (2,909)        51,363                  15,119
                                                         -------------- -------------- ---------------------
           Net realized gains (losses)                        62,546         78,507                  28,756
                                                         -------------- -------------- ---------------------
      Change in unrealized gains (losses) on investments    (314,888)        16,999                   4,842
                                                         -------------- -------------- ---------------------
      Net realized and unrealized gains (losses)
        on investments                                      (252,342)        95,506                  33,598
                                                         -------------- -------------- ---------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (254,964)      $ 93,516                $ 31,035
                                                         ============== ============== =====================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

       MIST MFS RESEARCH INTERNATIONAL           MIST MET/AIM SMALL CAP GROWTH
                           SUB-ACCOUNT                             SUB-ACCOUNT
---------------------------------------- ------------------------------------------
      2008           2007           2006      2008           2007           2006
------------- -------------- ----------- ------------ -------------- --------------
  $ 21,785       $ 12,132        $ 6,520      $ --           $ --           $ --
------------- -------------- ----------- ------------ -------------- --------------
     4,830          3,812          2,028     1,286          1,859          1,769
------------- -------------- ----------- ------------ -------------- --------------
     4,830          3,812          2,028     1,286          1,859          1,769
------------- -------------- ----------- ------------ -------------- --------------
    16,955          8,320          4,492    (1,286)        (1,859)        (1,769)
------------- -------------- ----------- ------------ -------------- --------------
   110,404        118,204         25,634    26,561          4,645         47,529
   (12,651)        52,427         34,165     4,143          6,008         21,199
------------- -------------- ----------- ------------ -------------- --------------
    97,753        170,631         59,799    30,704         10,653         68,728
------------- -------------- ----------- ------------ -------------- --------------
  (677,193)       (72,212)        78,131  (117,892)        24,137        (30,673)
------------- -------------- ----------- ------------ -------------- --------------
  (579,440)        98,419        137,930   (87,188)        34,790         38,055
------------- -------------- ----------- ------------ -------------- --------------
$ (562,485)     $ 106,739      $ 142,422 $ (88,474)      $ 32,931       $ 36,286
============= ============== =========== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                      MIST LAZARD MID CAP
                                                                                              SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                               2008                   2007    2006
                                                         ------------- ---------------------- --------------
INVESTMENT INCOME:
      Dividends                                             $ 6,425                $ 3,135        $ 2,579
                                                         ------------- ---------------------- --------------
EXPENSES:
      Mortality and expense risk charges                      1,624                  2,715          2,532
                                                         ------------- ---------------------- --------------
        Total expenses                                        1,624                  2,715          2,532
                                                         ------------- ---------------------- --------------
           Net investment income (loss)                       4,801                    420             47
                                                         ------------- ---------------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            39,143                 42,966         56,651
      Realized gains (losses) on sale of investments        (40,149)                15,405         12,179
                                                         ------------- ---------------------- --------------
           Net realized gains (losses)                       (1,006)                58,371         68,830
                                                         ------------- ---------------------- --------------
      Change in unrealized gains (losses) on investments   (164,148)               (89,336)        (8,604)
                                                         ------------- ---------------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (165,154)               (30,965)        60,226
                                                         ------------- ---------------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (160,353)             $ (30,545)      $ 60,273
                                                         ============= ====================== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

MIST HARRIS OAKMARK INTERNATIONAL                 MIST THIRD AVENUE SMALL CAP VALUE
                      SUB-ACCOUNT                                       SUB-ACCOUNT
----------------------------------------- --------------------------------------------
      2008           2007            2006       2008           2007            2006
------------- -------------- ------------ ------------- -------------- ---------------
  $ 16,456        $ 9,043        $ 21,376    $ 7,534        $ 8,114         $ 3,248
------------- -------------- ------------ ------------- -------------- ---------------
     4,248          5,476           4,315      3,458          3,831           2,817
------------- -------------- ------------ ------------- -------------- ---------------
     4,248          5,476           4,315      3,458          3,831           2,817
------------- -------------- ------------ ------------- -------------- ---------------
    12,208          3,567          17,061      4,076          4,283             431
------------- -------------- ------------ ------------- -------------- ---------------
   140,886         77,589          53,363     49,512         43,588          33,507
   (45,195)        56,196          40,877    (16,397)        26,545          41,139
------------- -------------- ------------ ------------- -------------- ---------------
    95,691        133,785          94,240     33,115         70,133          74,646
------------- -------------- ------------ ------------- -------------- ---------------
  (475,084)      (155,675)         82,213   (203,477)       (97,112)        (14,435)
------------- -------------- ------------ ------------- -------------- ---------------
  (379,393)       (21,890)        176,453   (170,362)       (26,979)         60,211
------------- -------------- ------------ ------------- -------------- ---------------
$ (367,185)     $ (18,323)      $ 193,514 $ (166,286)     $ (22,696)       $ 60,642
============= ============== ============ ============= ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        MIST CLARION GLOBAL REAL ESTATE
                                                                                            SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007           2006
                                                         -------------- -------------- -----------------
INVESTMENT INCOME:
      Dividends                                                $ 458          $ 374                $ 316
                                                         -------------- -------------- -----------------
EXPENSES:
      Mortality and expense risk charges                         114            221                  148
                                                         -------------- -------------- -----------------
        Total expenses                                           114            221                  148
                                                         -------------- -------------- -----------------
           Net investment income (loss)                          344            153                  168
                                                         -------------- -------------- -----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              2,217          2,994                1,497
      Realized gains (losses) on sale of investments          (3,095)         1,470                1,651
                                                         -------------- -------------- -----------------
           Net realized gains (losses)                          (878)         4,464                3,148
                                                         -------------- -------------- -----------------
      Change in unrealized gains (losses) on investments     (12,906)       (10,410)               5,084
                                                         -------------- -------------- -----------------
      Net realized and unrealized gains (losses)
        on investments                                       (13,784)        (5,946)               8,232
                                                         -------------- -------------- -----------------
      Net increase (decrease) in net assets resulting
        from operations                                    $ (13,440)      $ (5,793)             $ 8,400
                                                         ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

      MIST TURNER MID CAP GROWTH                 MIST GOLDMAN SACHS MID CAP VALUE
                     SUB-ACCOUNT                                      SUB-ACCOUNT
----------------------------------------- ------------------------------------------
2008                2007    2006               2008           2007           2006
------------ -------------- ------------- ------------ -------------- --------------
     $ --           $ --          $ --      $ 4,091        $ 2,188           $ --
------------ -------------- ------------- ------------ -------------- --------------
      383             39           132        1,257          1,833          1,354
------------ -------------- ------------- ------------ -------------- --------------
      383             39           132        1,257          1,833          1,354
------------ -------------- ------------- ------------ -------------- --------------
     (383)           (39)         (132)       2,834            355         (1,354)
------------ -------------- ------------- ------------ -------------- --------------
      362            149            41       30,915         28,260          1,581
     (774)         5,753           (53)     (13,535)        12,008         (1,231)
------------ -------------- ------------- ------------ -------------- --------------
     (412)         5,902           (12)      17,380         40,268            350
------------ -------------- ------------- ------------ -------------- --------------
  (64,823)        (3,861)        4,569      (63,448)       (29,431)        41,925
------------ -------------- ------------- ------------ -------------- --------------
  (65,235)         2,041         4,557      (46,068)        10,837         42,275
------------ -------------- ------------- ------------ -------------- --------------
$ (65,618)       $ 2,002       $ 4,425    $ (43,234)      $ 11,192       $ 40,921
============ ============== ============= ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    MIST METLIFE DEFENSIVE STRATEGY
                                                                                        SUB-ACCOUNT
                                                         ---------------------------------------------
                                                         2008                  2007           2006
                                                         -------------- ----------- ------------------
INVESTMENT INCOME:
      Dividends                                                $ 341           $ --               $ --
                                                         -------------- ----------- ------------------
EXPENSES:
      Mortality and expense risk charges                         115             --                 --
                                                         -------------- ----------- ------------------
        Total expenses                                           115             --                 --
                                                         -------------- ----------- ------------------
           Net investment income (loss)                          226             --                 --
                                                         -------------- ----------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                433             --                 --
      Realized gains (losses) on sale of investments             (76)            --                 --
                                                         -------------- ----------- ------------------
           Net realized gains (losses)                           357             --                 --
                                                         -------------- ----------- ------------------
      Change in unrealized gains (losses) on investments      (4,583)            --                 --
                                                         -------------- ----------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                        (4,226)            --                 --
                                                         -------------- ----------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (4,000)          $ --               $ --
                                                         ============== =========== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST METLIFE MODERATE STRATEGY                   MIST METLIFE BALANCED STRATEGY
                              SUB-ACCOUNT                                      SUB-ACCOUNT
-------------------------------------------- -----------------------------------------------
     2008        2007            2006             2008           2007           2006
------------ ----------- ------------------- ------------- -------------- ------------------
  $ 3,067          $ 775             $ 56      $ 14,621        $ 6,398              $ 563
------------ ----------- ------------------- ------------- -------------- ------------------
      629            185              158         1,619          1,781              1,387
------------ ----------- ------------------- ------------- -------------- ------------------
      629            185              158         1,619          1,781              1,387
------------ ----------- ------------------- ------------- -------------- ------------------
    2,438            590             (102)       13,002          4,617               (824)
------------ ----------- ------------------- ------------- -------------- ------------------
    4,125            914              235        18,571         10,673              1,997
   (1,190)           370               (2)       (1,911)         1,731              1,287
------------ ----------- ------------------- ------------- -------------- ------------------
    2,935          1,284              233        16,660         12,404              3,284
------------ ----------- ------------------- ------------- -------------- ------------------
  (45,240)            93            2,059      (134,113)        (2,121)            22,348
------------ ----------- ------------------- ------------- -------------- ------------------
  (42,305)         1,377            2,292      (117,453)        10,283             25,632
------------ ----------- ------------------- ------------- -------------- ------------------
$ (39,867)       $ 1,967          $ 2,190    $ (104,451)      $ 14,900           $ 24,808
============ =========== =================== ============= ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MIST METLIFE GROWTH STRATEGY
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- ------------------
INVESTMENT INCOME:
      Dividends                                            $ 51,478       $ 14,848            $ 1,299
                                                         ------------- -------------- ------------------
EXPENSES:
      Mortality and expense risk charges                      6,783          6,231              4,200
                                                         ------------- -------------- ------------------
        Total expenses                                        6,783          6,231              4,200
                                                         ------------- -------------- ------------------
           Net investment income (loss)                      44,695          8,617             (2,901)
                                                         ------------- -------------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            79,673         36,922              4,944
      Realized gains (losses) on sale of investments        (19,093)         5,705             25,821
                                                         ------------- -------------- ------------------
           Net realized gains (losses)                       60,580         42,627             30,765
                                                         ------------- -------------- ------------------
      Change in unrealized gains (losses) on investments   (755,976)        (9,967)            66,212
                                                         ------------- -------------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                     (695,396)        32,660             96,977
                                                         ------------- -------------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (650,701)      $ 41,277           $ 94,076
                                                         ============= ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST METLIFE AGGRESSIVE STRATEGY                      MIST VAN KAMPEN COMSTOCK
                                SUB-ACCOUNT                                   SUB-ACCOUNT
---------------------------------------------- ---------------------------------------------
     2008           2007         2006              2008           2007        2006
------------ -------------- ------------------ ----------- -------------- ------------------
  $ 3,385        $ 1,181               $ --       $ 306          $ 254                $ 2
------------ -------------- ------------------ ----------- -------------- ------------------
      391            532                 46          83            117                246
------------ -------------- ------------------ ----------- -------------- ------------------
      391            532                 46          83            117                246
------------ -------------- ------------------ ----------- -------------- ------------------
    2,994            649                (46)        223            137               (244)
------------ -------------- ------------------ ----------- -------------- ------------------
   11,152          4,785                 --         580            339                166
   (9,753)         1,268                141        (491)        10,519                281
------------ -------------- ------------------ ----------- -------------- ------------------
    1,399          6,053                141          89         10,858                447
------------ -------------- ------------------ ----------- -------------- ------------------
  (43,074)        (5,424)             1,979      (7,102)       (10,244)            10,404
------------ -------------- ------------------ ----------- -------------- ------------------
  (41,675)           629              2,120      (7,013)           614             10,851
------------ -------------- ------------------ ----------- -------------- ------------------
$ (38,681)       $ 1,278            $ 2,074    $ (6,790)         $ 751           $ 10,607
============ ============== ================== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    MIST MET/AIM CAPITAL APPRECIATION
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                             2008           2007           2006
                                                         ----------- -------------- --------------------
INVESTMENT INCOME:
      Dividends                                             $ 343           $ --                 $ 14
                                                         ----------- -------------- --------------------
EXPENSES:
      Mortality and expense risk charges                       --             --                   --
                                                         ----------- -------------- --------------------
        Total expenses                                         --             --                   --
                                                         ----------- -------------- --------------------
           Net investment income (loss)                       343             --                   14
                                                         ----------- -------------- --------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              --             --                   --
      Realized gains (losses) on sale of investments         (341)        (2,023)                (115)
                                                         ----------- -------------- --------------------
           Net realized gains (losses)                       (341)        (2,023)                (115)
                                                         ----------- -------------- --------------------
      Change in unrealized gains (losses) on investments   (9,735)         4,834                1,525
                                                         ----------- -------------- --------------------
      Net realized and unrealized gains (losses)
        on investments                                    (10,076)         2,811                1,410
                                                         ----------- -------------- --------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (9,733)       $ 2,811              $ 1,424
                                                         =========== ============== ====================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

         MIST LOOMIS SAYLES GLOBAL MARKETS              MIST LEGG MASON VALUE EQUITY
                               SUB-ACCOUNT                               SUB-ACCOUNT
------------------------------------------------ --------------------------------------
     2008           2007          2006 (A)          2008         2007       2006 (A)
------------ -------------- -------------------- -------- -------------- --------------
  $ 3,063           $ --                    $ --     $ --        $ --              $ --
------------ -------------- -------------------- -------- -------------- --------------
      339             20                      --       --           2                --
------------ -------------- -------------------- -------- -------------- --------------
      339             20                      --       --           2                --
------------ -------------- -------------------- -------- -------------- --------------
    2,724            (20)                     --       --          (2)               --
------------ -------------- -------------------- -------- -------------- --------------
    3,951             --                      --       --          --                --
   (1,401)            26                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
    2,550             26                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
  (34,749)         1,074                      --       --          --                --
------------ -------------- -------------------- -------- -------------- --------------
  (32,199)         1,100                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
$ (29,475)       $ 1,080                    $ --     $ --      $ (256)             $ --
============ ============== ==================== ======== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                             MIST MFS EMERGING MARKETS EQUITY
                                                                                                  SUB-ACCOUNT
                                                         ----------------------------------------------------
                                                         2008                  2007            2006 (A)
                                                         -------------- -------------- ----------------------
INVESTMENT INCOME:
      Dividends                                                $ 126           $ --                      $ --
                                                         -------------- -------------- ----------------------
EXPENSES:
      Mortality and expense risk charges                          38             16                        --
                                                         -------------- -------------- ----------------------
        Total expenses                                            38             16                        --
                                                         -------------- -------------- ----------------------
           Net investment income (loss)                           88            (16)                       --
                                                         -------------- -------------- ----------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                845             --                        --
      Realized gains (losses) on sale of investments             (99)            47                        --
                                                         -------------- -------------- ----------------------
           Net realized gains (losses)                           746             47                        --
                                                         -------------- -------------- ----------------------
      Change in unrealized gains (losses) on investments      (6,498)           705                        --
                                                         -------------- -------------- ----------------------
      Net realized and unrealized gains (losses)
        on investments                                        (5,752)           752                        --
                                                         -------------- -------------- ----------------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (5,664)         $ 736                      $ --
                                                         ============== ============== ======================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                           MSF DAVIS VENTURE VALUE         MSF HARRIS OAKMARK FOCUSED VALUE
                                       SUB-ACCOUNT                              SUB-ACCOUNT
-------------------------------------------------- -------------------------------------------
      2008                       2007         2006       2008           2007         2006
------------- -------------------------- --------- ------------- -------------- --------------
  $ 21,695                   $ 12,210      $ 8,472    $ 1,010        $ 2,393        $ 1,933
------------- -------------------------- --------- ------------- -------------- --------------
     8,668                      8,786        6,287      1,441          2,372          2,746
------------- -------------------------- --------- ------------- -------------- --------------
     8,668                      8,786        6,287      1,441          2,372          2,746
------------- -------------------------- --------- ------------- -------------- --------------
    13,027                      3,424        2,185       (431)            21           (813)
------------- -------------------------- --------- ------------- -------------- --------------
     9,031                         --           --     31,130         52,766         59,665
   (11,588)                    70,813       46,902    (16,506)       (17,228)        13,593
------------- -------------------------- --------- ------------- -------------- --------------
    (2,557)                    70,813       46,902     14,624         35,538         73,258
------------- -------------------------- --------- ------------- -------------- --------------
  (742,231)                   (14,464)     119,316   (166,202)       (65,994)       (30,197)
------------- -------------------------- --------- ------------- -------------- --------------
  (744,788)                    56,349      166,218   (151,578)       (30,456)        43,061
------------- -------------------------- --------- ------------- -------------- --------------
$ (731,761)                  $ 59,773    $ 168,403 $ (152,009)     $ (30,435)      $ 42,248
============= ========================== ========= ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                    MSF JENNISON GROWTH
                                                                                            SUB-ACCOUNT
                                                         --------------------------------------------------
                                                              2008              2007            2006
                                                         ------------ ---------------------- --------------
INVESTMENT INCOME:
      Dividends                                            $ 5,321                  $ 801           $ --
                                                         ------------ ---------------------- --------------
EXPENSES:
      Mortality and expense risk charges                     1,178                  1,117          1,382
                                                         ------------ ---------------------- --------------
        Total expenses                                       1,178                  1,117          1,382
                                                         ------------ ---------------------- --------------
           Net investment income (loss)                      4,143                   (316)        (1,382)
                                                         ------------ ---------------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           18,351                  6,718            216
      Realized gains (losses) on sale of investments        (1,248)                25,110         17,174
                                                         ------------ ---------------------- --------------
           Net realized gains (losses)                      17,103                 31,828         17,390
                                                         ------------ ---------------------- --------------
      Change in unrealized gains (losses) on investments  (113,436)                (8,760)        (6,162)
                                                         ------------ ---------------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (96,333)                23,068         11,228
                                                         ------------ ---------------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (92,190)              $ 22,752        $ 9,846
                                                         ============ ====================== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

            MSF CAPITAL GUARDIAN U.S. EQUITY                  MSF BLACKROCK MONEY MARKET
                                 SUB-ACCOUNT                                 SUB-ACCOUNT
-------------------------------------------- -------------------------------------------
     2008           2007         2006        2008               2007         2006
------------ -------------- ---------------- ----------- ----------- -------------------
  $ 1,148          $ 614             $ 1,400    $ 37,422    $ 72,142            $ 72,360
------------ -------------- ---------------- ----------- ----------- -------------------
       --             --                  --       7,406       8,073               8,477
------------ -------------- ---------------- ----------- ----------- -------------------
       --             --                  --       7,406       8,073               8,477
------------ -------------- ---------------- ----------- ----------- -------------------
    1,148            614               1,400      30,016      64,069              63,883
------------ -------------- ---------------- ----------- ----------- -------------------
   13,008          7,632               1,497          --          --                  --
     (405)           447               3,877          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
   12,603          8,079               5,374          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
  (60,210)        (8,669)              6,893          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
  (47,607)          (590)             12,267          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
$ (46,459)          $ 24            $ 13,667    $ 30,016    $ 64,069            $ 63,883
============ ============== ================ =========== =========== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                MSF METLIFE STOCK INDEX
                                                                                            SUB-ACCOUNT
                                                         ----------------------------------------------
                                                               2008        2007                  2006
                                                         ------------- -------------------- -----------
INVESTMENT INCOME:
      Dividends                                            $ 11,958              $ 7,208        $ 9,998
                                                         ------------- -------------------- -----------
EXPENSES:
      Mortality and expense risk charges                      3,299                4,005          2,945
                                                         ------------- -------------------- -----------
        Total expenses                                        3,299                4,005          2,945
                                                         ------------- -------------------- -----------
           Net investment income (loss)                       8,659                3,203          7,053
                                                         ------------- -------------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            25,648               14,011         17,062
      Realized gains (losses) on sale of investments         (2,718)              20,677         10,566
                                                         ------------- -------------------- -----------
           Net realized gains (losses)                       22,930               34,688         27,628
                                                         ------------- -------------------- -----------
      Change in unrealized gains (losses) on investments   (306,542)             (10,199)        43,125
                                                         ------------- -------------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (283,612)              24,489         70,753
                                                         ------------- -------------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (274,953)            $ 27,692       $ 77,806
                                                         ============= ==================== ===========

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT             MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                    SUB-ACCOUNT
---------------------------------------------------- -------------------------------------------
     2008        2007                2006               2008       2007              2006
------------ ----------- --------------------------- --------- ----------- ---------------------
    $ 698          $ 367                    $ 375      $ --           $ --                  $ --
------------ ----------- --------------------------- --------- ----------- ---------------------
       85             88                       62        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
       85             88                       62        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
      613            279                      313        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
       --             --                       --        --             --                    --
     (187)           337                      (37)      925             29                    20
------------ ----------- --------------------------- --------- ----------- ---------------------
     (187)           337                      (37)      925             29                    20
------------ ----------- --------------------------- --------- ----------- ---------------------
     (627)            17                      178    (1,224)           380                   139
------------ ----------- --------------------------- --------- ----------- ---------------------
     (814)           354                      141      (299)           409                   159
------------ ----------- --------------------------- --------- ----------- ---------------------
   $ (201)         $ 633                    $ 454    $ (299)         $ 409                 $ 159
============ =========== =========================== ========= =========== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         FTVIPT TEMPLETON FOREIGN SECURITIES
                                                                                                 SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                              2008         2007                2006
                                                         ------------- ----------- -------------------------
INVESTMENT INCOME:
      Dividends                                               $ 559          $ 527                     $ 295
                                                         ------------- ----------- -------------------------
EXPENSES:
      Mortality and expense risk charges                         --             --                        --
                                                         ------------- ----------- -------------------------
        Total expenses                                           --             --                        --
                                                         ------------- ----------- -------------------------
           Net investment income (loss)                         559            527                       295
                                                         ------------- ----------- -------------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             2,024          1,091                        --
      Realized gains (losses) on sale of investments             21             99                        23
                                                         ------------- ----------- -------------------------
           Net realized gains (losses)                        2,045          1,190                        23
                                                         ------------- ----------- -------------------------
      Change in unrealized gains (losses) on investments    (13,021)         1,905                     3,162
                                                         ------------- ----------- -------------------------
      Net realized and unrealized gains (losses)
        on investments                                      (10,976)         3,095                     3,185
                                                         ------------- ----------- -------------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (10,417)       $ 3,622                   $ 3,480
                                                         ============= =========== =========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST LORD ABBETT GROWTH AND INCOME
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                            2008           2007          2006
                                                     -------------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 29,242       $ 17,855          $ 30,059
  Net realized gains (losses)                            166,581        159,008           204,474
  Change in unrealized gains (losses) on investments  (1,058,701)       (94,231)           90,912
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                  (862,878)        82,632           325,445
                                                     -------------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           112,849        238,060           202,109
  Net transfers (including fixed account)                170,910        (29,261)           (1,403)
  Policy charges                                         (64,359)       (69,828)          (62,031)
  Transfers for policy benefits and terminations         (56,526)      (114,022)          (57,346)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          162,874         24,949            81,329
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets              (700,004)       107,581           406,774
NET ASSETS:
  Beginning of period                                  2,268,907      2,161,326         1,754,552
                                                     -------------- -------------- -----------------
  End of period                                      $ 1,568,903    $ 2,268,907       $ 2,161,326
                                                     ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST LORD ABBETT BOND DEBENTURE               MIST VAN KAMPEN MID CAP GROWTH
                            SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007        2006       2008           2007         2006
------------ -------------- -------------- ---------- -------------- ------------------
 $ 18,597       $ 26,104       $ 34,287       $ 27           $ --               $ --
    4,158          4,833          2,633        157            172                108
 (107,375)         1,293          5,740     (1,186)           254                 37
------------ -------------- -------------- ---------- -------------- ------------------
  (84,620)        32,230         42,660     (1,002)           426                145
------------ -------------- -------------- ---------- -------------- ------------------
    5,515          7,664         15,104         --             --                 --
  (33,389)        (8,568)        (6,830)        --             --                 --
  (17,130)       (16,939)       (16,118)       (43)           (51)               (44)
   (2,019)       (23,479)       (31,135)        (2)             1                 --
------------ -------------- -------------- ---------- -------------- ------------------
  (47,023)       (41,322)       (38,979)       (45)           (50)               (44)
------------ -------------- -------------- ---------- -------------- ------------------
 (131,643)        (9,092)         3,681     (1,047)           376                101
  489,860        498,952        495,271      2,180          1,804              1,703
------------ -------------- -------------- ---------- -------------- ------------------
$ 358,217      $ 489,860      $ 498,952    $ 1,133        $ 2,180            $ 1,804
============ ============== ============== ========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                              MIST LORD ABBETT MID CAP VALUE
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 1,494        $ 2,419        $ 1,605
  Net realized gains (losses)                           27,254         36,062         21,638
  Change in unrealized gains (losses) on investments  (117,101)       (36,082)         2,991
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                 (88,353)         2,399         26,234
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners              --             --             --
  Net transfers (including fixed account)                   --             --             --
  Policy charges                                        (4,311)        (5,737)        (5,081)
  Transfers for policy benefits and terminations           (27)            (4)            --
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (4,338)        (5,741)        (5,081)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets             (92,691)        (3,342)        21,153
NET ASSETS:
  Beginning of period                                  231,344        234,686        213,533
                                                     ------------ -------------- --------------
  End of period                                      $ 138,653      $ 231,344      $ 234,686
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
     2008           2007             2006            2008           2007            2006
------------ -------------- -------------------- ------------ -------------- ------------------
 $ 15,634       $ (1,901)              $ (852)    $ 12,990        $ 6,989           $ 11,608
  108,759         44,554                9,724        2,219         (6,444)             7,284
 (357,862)        14,807               19,598      (41,802)        36,770            (19,114)
------------ -------------- -------------------- ------------ -------------- ------------------
 (233,469)        57,460               28,470      (26,593)        37,315               (222)
------------ -------------- -------------------- ------------ -------------- ------------------
   42,322         88,540              117,116       33,353         14,541             67,039
  (76,496)       104,102              (20,618)     (15,076)        18,494             19,688
  (19,253)       (16,330)             (16,967)     (16,289)       (12,445)           (11,802)
   (6,192)       (93,919)                (904)     (17,584)       (32,331)            (2,485)
------------ -------------- -------------------- ------------ -------------- ------------------
  (59,619)        82,393               78,627      (15,596)       (11,741)            72,440
------------ -------------- -------------------- ------------ -------------- ------------------
 (293,088)       139,853              107,097      (42,189)        25,574             72,218
  593,870        454,017              346,920      394,457        368,883            296,665
------------ -------------- -------------------- ------------ -------------- ------------------
$ 300,782      $ 593,870            $ 454,017    $ 352,268      $ 394,457          $ 368,883
============ ============== ==================== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                     MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH
                                                                                    SUB-ACCOUNT
                                                     ---------------------------------------------
                                                          2008           2007              2006
                                                     ------------ -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (1,474)      $ (1,094)         $ (1,538)
  Net realized gains (losses)                          (14,742)        29,083            55,752
  Change in unrealized gains (losses) on investments  (102,914)       (24,256)          (63,387)
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (119,130)         3,733            (9,173)
                                                     ------------ -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          16,692         31,165            38,398
  Net transfers (including fixed account)              (22,028)        82,270           (35,836)
  Policy charges                                       (13,265)       (14,142)          (12,855)
  Transfers for policy benefits and terminations       (11,270)        (1,108)            1,451
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (29,871)        98,185            (8,842)
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets            (149,001)       101,918           (18,015)
NET ASSETS:
  Beginning of period                                  363,519        261,601           279,616
                                                     ------------ -------------- -----------------
  End of period                                      $ 214,518      $ 363,519         $ 261,601
                                                     ============ ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                          MIST PIMCO TOTAL RETURN                             MIST RCM TECHNOLOGY
                                      SUB-ACCOUNT                                     SUB-ACCOUNT
---------------------------------------------------- -----------------------------------------------
     2008                       2007        2006        2008               2007             2006
------------ -------------------------- ------------ ----------- ---------------------- ------------
 $ 26,694                   $ 21,812     $ 15,673    $ 15,903                 $ (722)      $ (554)
   14,755                        243         (157)     31,140                 11,045        4,996
  (43,481)                    30,757       12,464    (115,801)                26,305        3,326
------------ -------------------------- ------------ ----------- ---------------------- ------------
   (2,032)                    52,812       27,980     (68,758)                36,628        7,768
------------ -------------------------- ------------ ----------- ---------------------- ------------
   37,130                     67,296      109,154      14,423                 31,406       32,947
   22,987                      9,781        4,017      (4,072)                (8,213)     (10,893)
  (48,769)                   (35,197)     (32,687)     (7,320)                (6,974)      (5,785)
  (42,074)                   (33,355)     (11,182)     (2,135)               (12,312)           7
------------ -------------------------- ------------ ----------- ---------------------- ------------
  (30,726)                     8,525       69,302         896                  3,907       16,276
------------ -------------------------- ------------ ----------- ---------------------- ------------
  (32,758)                    61,337       97,282     (67,862)                40,535       24,044
  804,151                    742,814      645,532     155,143                114,608       90,564
------------ -------------------------- ------------ ----------- ---------------------- ------------
$ 771,393                  $ 804,151    $ 742,814    $ 87,281              $ 155,143    $ 114,608
============ ========================== ============ =========== ====================== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST T. ROWE PRICE MID CAP GROWTH
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008           2007          2006
                                                     ------------ -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (2,622)      $ (1,990)        $ (2,563)
  Net realized gains (losses)                           62,546         78,507           28,756
  Change in unrealized gains (losses) on investments  (314,888)        16,999            4,842
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                (254,964)        93,516           31,035
                                                     ------------ -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          56,371        116,843           93,296
  Net transfers (including fixed account)               14,296        (34,919)          72,754
  Policy charges                                       (24,611)       (25,270)         (20,987)
  Transfers for policy benefits and terminations         2,069        (77,547)          (8,540)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         48,125        (20,893)         136,523
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets            (206,839)        72,623          167,558
NET ASSETS:
  Beginning of period                                  643,719        571,096          403,538
                                                     ------------ -------------- ----------------
  End of period                                      $ 436,880      $ 643,719        $ 571,096
                                                     ============ ============== ================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST MFS RESEARCH INTERNATIONAL              MIST MET/AIM SMALL CAP GROWTH
                            SUB-ACCOUNT                                SUB-ACCOUNT
------------------------------------------ ------------------------------------------
     2008           2007        2006         2008           2007           2006
------------ -------------- -------------- ------------ -------------- --------------
 $ 16,955        $ 8,320        $ 4,492     $ (1,286)      $ (1,859)      $ (1,769)
   97,753        170,631         59,799       30,704         10,653         68,728
 (677,193)       (72,212)        78,131     (117,892)        24,137        (30,673)
------------ -------------- -------------- ------------ -------------- --------------
 (562,485)       106,739        142,422      (88,474)        32,931         36,286
------------ -------------- -------------- ------------ -------------- --------------
  123,376        309,118        209,786       22,482         30,823         36,894
  184,436        106,859        168,430     (117,751)        (8,205)       (70,585)
  (37,484)       (27,740)       (20,428)     (11,949)       (14,674)       (14,244)
   (3,153)       (94,816)       (33,615)     (10,420)          (270)          (309)
------------ -------------- -------------- ------------ -------------- --------------
  267,175        293,421        324,173     (117,638)         7,674        (48,244)
------------ -------------- -------------- ------------ -------------- --------------
 (295,310)       400,160        466,595     (206,112)        40,605        (11,958)
1,188,355        788,195        321,600      340,944        300,339        312,297
------------ -------------- -------------- ------------ -------------- --------------
$ 893,045    $ 1,188,355      $ 788,195    $ 134,832      $ 340,944      $ 300,339
============ ============== ============== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                               MIST LAZARD MID CAP
                                                                                       SUB-ACCOUNT
                                                     ------------------------------------------------
                                                          2008            2007                2006
                                                     ------------ ---------------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,801                  $ 420         $ 47
  Net realized gains (losses)                           (1,006)                58,371       68,830
  Change in unrealized gains (losses) on investments  (164,148)               (89,336)      (8,604)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (160,353)               (30,545)      60,273
                                                     ------------ ---------------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          29,678                 27,466       33,238
  Net transfers (including fixed account)             (173,327)               129,996      (32,962)
  Policy charges                                       (18,129)               (22,981)     (19,804)
  Transfers for policy benefits and terminations        (9,666)                  (389)     (16,328)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                       (171,444)               134,092      (35,856)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets            (331,797)               103,547       24,417
NET ASSETS:
  Beginning of period                                  585,674                482,127      457,710
                                                     ------------ ---------------------- ------------
  End of period                                      $ 253,877              $ 585,674    $ 482,127
                                                     ============ ====================== ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

         MIST HARRIS OAKMARK INTERNATIONAL            MIST THIRD AVENUE SMALL CAP VALUE
                               SUB-ACCOUNT                                  SUB-ACCOUNT
--------------------------------------------- --------------------------------------------
     2008           2007            2006           2008           2007           2006
------------ -------------- ----------------- ------------ -------------- ----------------
 $ 12,208        $ 3,567          $ 17,061      $ 4,076        $ 4,283            $ 431
   95,691        133,785            94,240       33,115         70,133           74,646
 (475,084)      (155,675)           82,213     (203,477)       (97,112)         (14,435)
------------ -------------- ----------------- ------------ -------------- ----------------
 (367,185)       (18,323)          193,514     (166,286)       (22,696)          60,642
------------ -------------- ----------------- ------------ -------------- ----------------
  118,422        242,471           244,668       74,599        167,828          152,617
  (95,999)       (76,734)         (101,325)    (185,137)        44,520          (19,142)
  (29,744)       (37,934)          (35,205)     (25,846)       (26,578)         (24,079)
   (2,570)       (95,409)           (2,046)     (10,846)       (14,127)         (12,418)
------------ -------------- ----------------- ------------ -------------- ----------------
   (9,891)        32,394           106,092     (147,230)       171,643           96,978
------------ -------------- ----------------- ------------ -------------- ----------------
 (377,076)        14,071           299,606     (313,516)       148,947          157,620
  971,060        956,989           657,383      759,746        610,799          453,179
------------ -------------- ----------------- ------------ -------------- ----------------
$ 593,984      $ 971,060         $ 956,989    $ 446,230      $ 759,746        $ 610,799
============ ============== ================= ============ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                          MIST CLARION GLOBAL REAL ESTATE
                                                                              SUB-ACCOUNT
                                                     ----------------------------------------------
                                                         2008           2007            2006
                                                     ----------- -------------- -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 344          $ 153               $ 168
  Net realized gains (losses)                            (878)         4,464               3,148
  Change in unrealized gains (losses) on investments  (12,906)       (10,410)              5,084
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets resulting
       from operations                                (13,440)        (5,793)              8,400
                                                     ----------- -------------- -------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          5,292          5,675              14,376
  Net transfers (including fixed account)              (8,089)         2,625              (4,127)
  Policy charges                                       (1,570)        (1,857)             (1,394)
  Transfers for policy benefits and terminations          152             47                 228
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (4,215)         6,490               9,083
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets            (17,655)           697              17,483
NET ASSETS:
  Beginning of period                                  37,240         36,543              19,060
                                                     ----------- -------------- -------------------
  End of period                                      $ 19,585       $ 37,240            $ 36,543
                                                     =========== ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MIST TURNER MID CAP GROWTH            MIST GOLDMAN SACHS MID CAP VALUE
                            SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------ -------------------------------------------
     2008           2007    2006               2008           2007             2006
------------ -------------- -------------- ----------- -------------- ----------------
   $ (383)         $ (39)        $ (132)    $ 2,834          $ 355         $ (1,354)
     (412)         5,902            (12)     17,380         40,268              350
  (64,823)        (3,861)         4,569     (63,448)       (29,431)          41,925
------------ -------------- -------------- ----------- -------------- ----------------
  (65,618)         2,002          4,425     (43,234)        11,192           40,921
------------ -------------- -------------- ----------- -------------- ----------------
    1,071          1,071          2,137      63,234        141,977          133,519
  165,746            264         46,298    (315,749)        10,796           68,838
   (2,813)          (901)        (1,083)     (8,807)       (11,293)         (11,179)
      222        (50,555)        (1,055)        928       (126,988)             370
------------ -------------- -------------- ----------- -------------- ----------------
  164,226        (50,121)        46,297    (260,394)        14,492          191,548
------------ -------------- -------------- ----------- -------------- ----------------
   98,608        (48,119)        50,722    (303,628)        25,684          232,469
    4,351         52,470          1,748     401,338        375,654          143,185
------------ -------------- -------------- ----------- -------------- ----------------
$ 102,959        $ 4,351       $ 52,470    $ 97,710      $ 401,338        $ 375,654
============ ============== ============== =========== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST METLIFE DEFENSIVE STRATEGY
                                                                                       SUB-ACCOUNT
                                                     ---------------------------------------------
                                                     2008                  2007           2006
                                                     -------------- ----------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ 226           $ --               $ --
  Net realized gains (losses)                                357             --                 --
  Change in unrealized gains (losses) on investments      (4,583)            --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                    (4,000)            --                 --
                                                     -------------- ----------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             7,814             --                 --
  Net transfers (including fixed account)                 23,566             --                 --
  Policy charges                                            (640)            --                 --
  Transfers for policy benefits and terminations             (29)            --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           30,711             --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets                26,711             --                 --
NET ASSETS:
  Beginning of period                                         --             --                 --
                                                     -------------- ----------- ------------------
  End of period                                         $ 26,711           $ --               $ --
                                                     ============== =========== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MIST METLIFE MODERATE STRATEGY             MIST METLIFE BALANCED STRATEGY
                                SUB-ACCOUNT                                SUB-ACCOUNT
---------------------------------------------- ------------------------------------------
     2008           2007        2006                2008           2007           2006
------------ -------------- ------------------ ------------ -------------- --------------
  $ 2,438          $ 590             $ (102)    $ 13,002        $ 4,617         $ (824)
    2,935          1,284                233       16,660         12,404          3,284
  (45,240)            93              2,059     (134,113)        (2,121)        22,348
------------ -------------- ------------------ ------------ -------------- --------------
  (39,867)         1,967              2,190     (104,451)        14,900         24,808
------------ -------------- ------------------ ------------ -------------- --------------
  137,550             --             31,362        2,169          2,168          1,671
       --             --              5,333          269             41        264,573
   (8,298)        (4,962)            (4,464)     (10,920)       (11,634)       (11,474)
    2,070             (9)               184            1              4         (1,622)
------------ -------------- ------------------ ------------ -------------- --------------
  131,322         (4,971)            32,415       (8,481)        (9,421)       253,148
------------ -------------- ------------------ ------------ -------------- --------------
   91,455         (3,004)            34,605     (112,932)         5,479        277,956
   31,601         34,605                 --      329,972        324,493         46,537
------------ -------------- ------------------ ------------ -------------- --------------
$ 123,056       $ 31,601           $ 34,605    $ 217,040      $ 329,972      $ 324,493
============ ============== ================== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST METLIFE GROWTH STRATEGY
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                            2008           2007        2006
                                                     -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 44,695        $ 8,617       $ (2,901)
  Net realized gains (losses)                             60,580         42,627         30,765
  Change in unrealized gains (losses) on investments    (755,976)        (9,967)        66,212
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                  (650,701)        41,277         94,076
                                                     -------------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           124,254        124,253        448,413
  Net transfers (including fixed account)                538,455         74,741        173,787
  Policy charges                                         (83,233)       (57,987)       (47,238)
  Transfers for policy benefits and terminations           9,821            848           (707)
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          589,297        141,855        574,255
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets               (61,404)       183,132        668,331
NET ASSETS:
  Beginning of period                                  1,153,987        970,855        302,524
                                                     -------------- -------------- --------------
  End of period                                      $ 1,092,583    $ 1,153,987      $ 970,855
                                                     ============== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST METLIFE AGGRESSIVE STRATEGY                 MIST VAN KAMPEN COMSTOCK
                             SUB-ACCOUNT                              SUB-ACCOUNT
------------------------------------------- ----------------------------------------
    2008           2007           2006         2008           2007          2006
----------- -------------- ---------------- ----------- -------------- -------------
 $ 2,994          $ 649            $ (46)      $ 223          $ 137        $ (244)
   1,399          6,053              141          89         10,858           447
 (43,074)        (5,424)           1,979      (7,102)       (10,244)       10,404
----------- -------------- ---------------- ----------- -------------- -------------
 (38,681)         1,278            2,074      (6,790)           751        10,607
----------- -------------- ---------------- ----------- -------------- -------------
   3,210         52,336           49,127       2,595          1,511        10,104
   1,036         21,966           10,280       2,004          1,509        68,565
 (18,110)       (21,239)          (3,351)     (2,019)        (2,034)       (2,094)
 (11,748)           309               19         (55)       (77,593)         (182)
----------- -------------- ---------------- ----------- -------------- -------------
 (25,612)        53,372           56,075       2,525        (76,607)       76,393
----------- -------------- ---------------- ----------- -------------- -------------
 (64,293)        54,650           58,149      (4,265)       (75,856)       87,000
 112,799         58,149               --      17,330         93,186         6,186
----------- -------------- ---------------- ----------- -------------- -------------
$ 48,506      $ 112,799         $ 58,149    $ 13,065       $ 17,330      $ 93,186
=========== ============== ================ =========== ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                          MIST MET/AIM CAPITAL APPRECIATION
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                         2008           2007        2006
                                                     ----------- -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 343           $ --            $ 14
  Net realized gains (losses)                            (341)        (2,023)           (115)
  Change in unrealized gains (losses) on investments   (9,735)         4,834           1,525
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from operations                                 (9,733)         2,811           1,424
                                                     ----------- -------------- ---------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             --             --              --
  Net transfers (including fixed account)                  --             --              --
  Policy charges                                         (422)          (604)           (551)
  Transfers for policy benefits and terminations       (3,503)            (2)             --
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (3,925)          (606)           (551)
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets            (13,658)         2,205             873
NET ASSETS:
  Beginning of period                                  26,058         23,853          22,980
                                                     ----------- -------------- ---------------
  End of period                                      $ 12,400       $ 26,058        $ 23,853
                                                     =========== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                    MIST LOOMIS SAYLES GLOBAL MARKETS                     MIST LEGG MASON VALUE EQUITY
                                          SUB-ACCOUNT                                      SUB-ACCOUNT
----------------------------------------------------- ------------------------------------------------
    2008            2007             2006 (A)           2008         2007              2006 (A)
-------------- -------------- ----------------------- -------- -------------- ------------------------
    $ 2,724          $ (20)                      $ --     $ --        $ (2)                       $ --
      2,550             26                         --       --        (254)                         --
    (34,749)         1,074                         --       --          --                          --
-------------- -------------- ----------------------- -------- -------------- ------------------------
    (29,475)         1,080                         --       --        (256)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
      1,289            328                         --       --          --                          --
         --         75,381                         --       --       4,046                          --
     (3,657)          (330)                        --       --      (1,207)                         --
         14           (559)                        --       --      (2,583)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
     (2,354)        74,820                         --       --        (256)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
    (31,829)        75,900                         --       --          --                          --
     75,900             --                         --       --          --                          --
-------------- -------------- ----------------------- -------- -------------- ------------------------
   $ 44,071       $ 75,900                       $ --     $ --        $ --                        $ --
============== ============== ======================= ======== ============== ========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST MFS EMERGING MARKETS EQUITY
                                                                                        SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008             2007      2006 (A)
                                                     -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                              $ 88          $ (16)               $ --
  Net realized gains (losses)                                746             47                  --
  Change in unrealized gains (losses) on investments      (6,498)           705                  --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                    (5,664)           736                  --
                                                     -------------- -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners               550            138                  --
  Net transfers (including fixed account)                  1,936          8,408                  --
  Policy charges                                            (404)            --                  --
  Transfers for policy benefits and terminations              18             (1)                 --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                            2,100          8,545                  --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets                (3,564)         9,281                  --
NET ASSETS:
  Beginning of period                                      9,281             --                  --
                                                     -------------- -------------- ----------------
  End of period                                          $ 5,717        $ 9,281                $ --
                                                     ============== ============== ================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                     MSF DAVIS VENTURE VALUE             MSF HARRIS OAKMARK FOCUSED VALUE
                                 SUB-ACCOUNT                                  SUB-ACCOUNT
----------------------------------------------- --------------------------------------------
       2008              2007           2006         2008           2007             2006
-------------- ----------------- -------------- ------------ -------------- ----------------
   $ 13,027           $ 3,424        $ 2,185       $ (431)          $ 21           $ (813)
     (2,557)           70,813         46,902       14,624         35,538           73,258
   (742,231)          (14,464)       119,316     (166,202)       (65,994)         (30,197)
-------------- ----------------- -------------- ------------ -------------- ----------------
   (731,761)           59,773        168,403     (152,009)       (30,435)          42,248
-------------- ----------------- -------------- ------------ -------------- ----------------
    159,131           390,095        359,347        4,930         12,894           89,848
    117,108            20,042         90,217       24,376        (63,059)        (260,250)
    (63,669)          (59,108)       (50,425)     (13,515)       (17,686)         (20,776)
    (33,201)          (89,716)       (19,518)      (9,357)          (211)            (466)
-------------- ----------------- -------------- ------------ -------------- ----------------
    179,369           261,313        379,621        6,434        (68,062)        (191,644)
-------------- ----------------- -------------- ------------ -------------- ----------------
   (552,392)          321,086        548,024     (145,575)       (98,497)        (149,396)
  1,784,580         1,463,494        915,470      325,329        423,826          573,222
-------------- ----------------- -------------- ------------ -------------- ----------------
$ 1,232,188       $ 1,784,580    $ 1,463,494    $ 179,754      $ 325,329        $ 423,826
============== ================= ============== ============ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF JENNISON GROWTH
                                                                                  SUB-ACCOUNT
                                                     ------------ ----------------- ------------
                                                          2008              2007         2006
                                                     ------------ ----------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,143            $ (316)    $ (1,382)
  Net realized gains (losses)                           17,103            31,828       17,390
  Change in unrealized gains (losses) on investments  (113,436)           (8,760)      (6,162)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                 (92,190)           22,752        9,846
                                                     ------------ ----------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          34,766            31,811       47,487
  Net transfers (including fixed account)               50,074           (23,548)      (2,208)
  Policy charges                                       (11,050)           (8,736)      (9,400)
  Transfers for policy benefits and terminations        (2,157)          (76,140)     (13,099)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         71,633           (76,613)      22,780
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets             (20,557)          (53,861)      32,626
NET ASSETS:
  Beginning of period                                  214,975           268,836      236,210
                                                     ------------ ----------------- ------------
  End of period                                      $ 194,418         $ 214,975    $ 268,836
                                                     ============ ================= ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MSF CAPITAL GUARDIAN U.S. EQUITY                     MSF BLACKROCK MONEY MARKET
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
2008                  2007               2006           2008           2007             2006
-------------- -------------- ------------------ -------------- -------------- ----------------
    $ 1,148          $ 614            $ 1,400       $ 30,016       $ 64,069         $ 63,883
     12,603          8,079              5,374             --             --               --
    (60,210)        (8,669)             6,893             --             --               --
-------------- -------------- ------------------ -------------- -------------- ----------------
    (46,459)            24             13,667         30,016         64,069           63,883
-------------- -------------- ------------------ -------------- -------------- ----------------
         --             --                 --        304,245        496,728          219,012
         --             --                 --       (208,857)      (577,675)        (569,123)
     (2,139)        (2,920)            (3,148)       (94,276)      (102,519)         (94,136)
     (5,218)           (18)           (21,740)       (55,500)           240           (2,141)
-------------- -------------- ------------------ -------------- -------------- ----------------
     (7,357)        (2,938)           (24,888)       (54,388)      (183,226)        (446,388)
-------------- -------------- ------------------ -------------- -------------- ----------------
    (53,816)        (2,914)           (11,221)       (24,372)      (119,157)        (382,505)
    121,533        124,447            135,668      1,421,020      1,540,177        1,922,682
-------------- -------------- ------------------ -------------- -------------- ----------------
   $ 67,717      $ 121,533          $ 124,447    $ 1,396,648    $ 1,421,020      $ 1,540,177
============== ============== ================== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MSF METLIFE STOCK INDEX
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008          2007            2006
                                                     ------------ ------------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 8,659            $ 3,203      $ 7,053
  Net realized gains (losses)                           22,930             34,688       27,628
  Change in unrealized gains (losses) on investments  (306,542)           (10,199)      43,125
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets resulting
       from operations                                (274,953)            27,692       77,806
                                                     ------------ ------------------ ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          31,027             68,074       70,073
  Net transfers (including fixed account)               18,712             39,087        2,655
  Policy charges                                       (23,871)           (23,629)     (20,363)
  Transfers for policy benefits and terminations           538               (875)      (2,225)
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         26,406             82,657       50,140
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets            (248,547)           110,349      127,946
NET ASSETS:
  Beginning of period                                  718,818            608,469      480,523
                                                     ------------ ------------------ ------------
  End of period                                      $ 470,271          $ 718,818    $ 608,469
                                                     ============ ================== ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

       MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT               MSF T. ROWE PRICE SMALL CAP GROWTH
                                        SUB-ACCOUNT                                      SUB-ACCOUNT
------------------------------------------------------ ------------------------------------------------
     2008           2007              2006               2008         2007                2006
-------------- -------------- ------------------------ --------- -------------- -----------------------
      $ 613          $ 279                    $ 313      $ --           $ --                    $ --
       (187)           337                      (37)      925             29                      20
       (627)            17                      178    (1,224)           380                     139
-------------- -------------- ------------------------ --------- -------------- -----------------------
       (201)           633                      454      (299)           409                     159
-------------- -------------- ------------------------ --------- -------------- -----------------------
         --          2,623                    5,288        --             --                      --
     (2,574)         2,508                    6,883        --             --                      --
     (2,132)        (1,722)                  (1,581)       (8)          (110)                   (104)
         (2)           (34)                      22    (4,154)            (1)                     --
-------------- -------------- ------------------------ --------- -------------- -----------------------
     (4,708)         3,375                   10,612    (4,162)          (111)                   (104)
-------------- -------------- ------------------------ --------- -------------- -----------------------
     (4,909)         4,008                   11,066    (4,461)           298                      55
     17,283         13,275                    2,209     4,461          4,163                   4,108
-------------- -------------- ------------------------ --------- -------------- -----------------------
   $ 12,374       $ 17,283                 $ 13,275      $ --        $ 4,461                 $ 4,163
============== ============== ======================== ========= ============== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                           FTVIPT TEMPLETON FOREIGN SECURITIES
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                         2008           2007       2006
                                                     ----------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 559          $ 527             $ 295
  Net realized gains (losses)                           2,045          1,190                23
  Change in unrealized gains (losses) on investments  (13,021)         1,905             3,162
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (10,417)         3,622             3,480
                                                     ----------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             --             --                --
  Net transfers (including fixed account)                  --             --            20,000
  Policy charges                                         (463)          (582)             (378)
  Transfers for policy benefits and terminations          (53)             2               122
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          (516)          (580)           19,744
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets            (10,933)         3,042            23,224
NET ASSETS:
  Beginning of period                                  26,266         23,224                --
                                                     ----------- -------------- -----------------
  End of period                                      $ 15,333       $ 26,266          $ 23,224
                                                     =========== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Life Account Five (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Board of Directors of MetLife Investors Insurance Company of California ("MLIOC") on October 23, 1991 to support operations of MLIOC with respect to certain variable life insurance policies (the "Policies"). On November 9, 2006, MLIOC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Metropolitan Series Fund, Inc. ("MSF")*
AIM Variable Insurance Funds ("AIM V.I.")

Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust
("FTVIPT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the policy owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-
Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account

MIST Van Kampen Comstock Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Legg Mason Value Equity Sub-Account*
MIST MFS Emerging Markets Equity Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account*
MSF BlackRock Bond Income Sub-Account*
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF T. Rowe Price Small Cap Growth Sub-Account*
AIM V.I. International Growth Sub-Account*
Putnam VT Growth and Income Sub-Account*
Putnam VT Vista Sub-Account*
FTVIPT Templeton Growth Securities Sub-Account*
FTVIPT Templeton Foreign Securities Sub-Account

* This Sub-Account had no net assets as of December 31, 2008.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

The following Sub-Account ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGE:

OLD NAME

Neuberger Berman Real Estate Portfolio

NEW NAME

Clarion Global Real Estate Portfolio

SUBSTITUTION:

OLD NAME

Templeton Developing Markets Securities Portfolio

NEW NAME

MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable life separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATIONS
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are reported as payments received from policy owners on the statements of changes in net assets of the applicable Sub-Accounts and credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS
Funds transferred by the policy owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets and liabilities based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset value as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge and assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Sub-accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.05% - 0.55%

The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge, which ranges from ..50% to .90%, is assessed on a monthly basis through the redemption of units. Other policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company which may vary by policy based on underwriting criteria. A transfer fee of $25 may be deducted after twelve transfers are made in a policy year. Administrative charges range from $.03 to $1.01 for every $1,000 of policy face amount and are assessed monthly for the first 10 policy years. Certain policies impose a monthly tax expense charge at a .40% annual rate for the first 10 policy years and a monthly administrative charge at a .40% annual rate for the life of the policy. Policy fees range from $6 to $30 and are assessed monthly or annually depending on the policy and the policy year. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the policy's target premium. Most policies offer optional benefits that can be added to the policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $1.30 to $28.50 per $100 of the benefit provided. These charges are recorded as policy charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                         FOR THE YEAR ENDED
                                                       AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                       ----------------------- ----------------------------
                                                                                     COST OF       PROCEEDS
                                                        SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                       ------- --------------- ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account          95,434       2,354,866       527,805        139,410
MIST Lord Abbett Bond Debenture Sub-Account             36,779         442,761        32,248         53,767
MIST Van Kampen Mid Cap Growth Sub-Account                 198           1,945           193             47
MIST Lord Abbett Mid Cap Value Sub-Account              13,332         220,231        29,694          4,609
MIST Oppenheimer Capital Appreciation Sub-Account       76,537         611,384       199,635        111,431
MIST PIMCO Inflation Protected Bond Sub-Account         35,840         376,481        56,860         58,602
MIST Legg Mason Partners Aggressive Growth Sub-Account  46,945         331,640       108,511        137,480
MIST PIMCO Total Return Sub-Account                     66,501         771,541       254,952        240,007
MIST RCM Technology Sub-Account                         36,369         159,514        67,403         16,025
MIST T. Rowe Price Mid Cap Growth Sub-Account           82,433         657,374       151,822         40,859
MIST MFS Research International Sub-Account            120,521       1,497,484       452,029         55,708
MIST Met/AIM Small Cap Growth Sub-Account               16,133         197,059        52,871        145,202
MIST Lazard Mid Cap Sub-Account                         36,638         453,324        82,021        209,554
MIST Harris Oakmark International Sub-Account           69,312       1,089,432       301,815        157,957
MIST Third Avenue Small Cap Value Sub-Account           43,366         659,980       133,575        227,235
MIST Clarion Global Real Estate Sub-Account              2,653          35,096        13,616         15,238
MIST Turner Mid Cap Growth Sub-Account                  14,069         166,954       167,345          3,115
MIST Goldman Sachs Mid Cap Value Sub-Account            12,233         158,498        77,358        303,532
MIST MetLife Defensive Strategy Sub-Account              3,079          31,309        32,175            789
MIST MetLife Moderate Strategy Sub-Account              14,847         166,179       146,555          8,656
MIST MetLife Balanced Strategy Sub-Account              29,819         329,821        35,119         11,966
MIST MetLife Growth Strategy Sub-Account               153,455       1,780,252       797,453         83,781
MIST MetLife Aggressive Strategy Sub-Account             7,690          95,047        18,750         30,194
MIST Van Kampen Comstock Sub-Account                     1,914          19,937         5,291          1,926
MIST Met/AIM Capital Appreciation Sub-Account            1,821          21,058           411          3,991
MIST Loomis Sayles Global Markets Sub-Account            6,046          77,753         8,301          3,992
MIST Legg Mason Value Equity Sub-Account                    --              --            --             --
MIST MFS Emerging Markets Equity Sub-Account             1,002          11,558         3,335            260
MSF Davis Venture Value Sub-Account                     56,706       1,742,463       313,545        111,363
MSF Harris Oakmark Focused Value Sub-Account             1,697         398,578        64,729         27,561
MSF Jennison Growth Sub-Account                         24,897         279,640       118,883         24,749
MSF Capital Guardian U.S. Equity Sub-Account            10,466         117,379        14,282          7,483
MSF BlackRock Money Market Sub-Account                  13,967       1,396,688       333,326        357,700
MSF MetLife Stock Index Sub-Account                     21,368         677,957        84,925         24,254
MSF Western Asset Management U.S. Government
  Sub-Account                                            1,042          12,847           737          4,796
MSF T. Rowe Price Small Cap Growth Sub-Account              --              --            --          4,161
FTVIPT Templeton Foreign Securities Sub-Account          1,400          23,288         2,820            750
                                                       ======= =============== ============= ==============

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                MIST LORD ABBETT                       MIST LORD ABBETT
                                               GROWTH AND INCOME                         BOND DEBENTURE
                                                     SUB-ACCOUNT                            SUB-ACCOUNT
                               ------------------------------------ -------------------------------------
                                  2008           2007       2006      2008          2007           2006
                               ---------- -------------- ---------- --------- ----------------- ---------
Units beginning of year        124,894        121,421    113,690    30,422            32,959    35,636
Units issued and transferred
  from other funding options    23,752         16,676     25,102       398               699     4,217
Units redeemed and transferred
  to other funding options     (10,650)       (13,203)   (17,371)   (3,602)           (3,236)   (6,894)
                               ---------- -------------- ---------- --------- ----------------- ---------
Units end of year              137,996        124,894    121,421    27,218            30,422    32,959
                               ========== ============== ========== ========= ================= =========

                                          CAPITAL APPRECIATION              INFLATION PROTECTED BOND
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                               ---------------------------------- -------------------------------------
                                 2008           2007      2006      2008           2007          2006
                               --------- -------------- --------- --------- ----------------- ---------
Units beginning of year        43,307         37,672    30,865    30,909            31,934    25,707
Units issued and transferred
  from other funding options    5,933         14,666    14,690     3,288             6,319     9,845
Units redeemed and transferred
  to other funding options     (8,560)        (9,031)   (7,883)   (4,469)           (7,344)   (3,618)
                               --------- -------------- --------- --------- ----------------- ---------
Units end of year              40,680         43,307    37,672    29,728            30,909    31,934
                               ========= ============== ========= ========= ================= =========

                                                    TECHNOLOGY                        MID CAP GROWTH
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                               ---------------------------------- -------------------------------------
                                 2008           2007      2006      2008              2007      2006
                               --------- -------------- --------- --------- ----------------- ---------
Units beginning of year        13,942         13,486    11,180    46,138            47,967    35,921
Units issued and transferred
  from other funding options    1,958          3,172     4,969     9,233            10,919    15,644
Units redeemed and transferred
  to other funding options     (1,752)        (2,716)   (2,663)   (3,228)          (12,748)   (3,598)
                               --------- -------------- --------- --------- ----------------- ---------
Units end of year              14,148         13,942    13,486    52,143            46,138    47,967
                               ========= ============== ========= ========= ================= =========

                                                    MIST LAZARD                  MIST HARRIS OAKMARK
                                                        MID CAP                        INTERNATIONAL
                                                    SUB-ACCOUNT                          SUB-ACCOUNT
                               ----------------------------------- ------------------------------------
                                  2008           2007      2006      2008             2007      2006
                               ---------- -------------- --------- --------- ---------------- ---------
Units beginning of year         38,184         30,627    33,218    48,912           47,525    41,949
Units issued and transferred
  from other funding options     3,070         11,341     2,629    10,497           18,281    15,508
Units redeemed and transferred
  to other funding options     (14,450)        (3,784)   (5,220)   (8,658)         (16,894)   (9,932)
                               ---------- -------------- --------- --------- ---------------- ---------
Units end of year               26,804         38,184    30,627    50,751           48,912    47,525
                               ========== ============== ========= ========= ================ =========

(a) For the period May 1, 2006 to December 31, 2006.

                    MIST VAN KAMPEN                  MIST LORD ABBETT
                     MID CAP GROWTH                     MID CAP VALUE
                        SUB-ACCOUNT                       SUB-ACCOUNT
------------------------------------ ----------------------------------
   2008           2007         2006    2008         2007         2006
---------- ----------------- ------- -------- ---------------- --------
    105               108     110    7,881            8,066    8,256
     --                --       1       --               --       --
     (3)               (3)     (3)    (182)            (185)    (190)
---------- ----------------- ------- -------- ---------------- --------
    102               105     108    7,699            7,881    8,066
========== ================= ======= ======== ================ ========

             MIST LEGG MASON PARTNERS                            MIST PIMCO
                    AGGRESSIVE GROWTH                          TOTAL RETURN
                          SUB-ACCOUNT                           SUB-ACCOUNT
---------------------------------------- ------------------------------------
 2008                 2007       2006       2008            2007      2006
------------------ ---------- ---------- --------------- --------- ----------
 31,082             22,818     23,868     60,094          59,534    53,925
 11,836             10,209     13,391     15,540           9,902    14,243
(12,713)            (1,945)   (14,441)   (18,040)         (9,342)   (8,634)
------------------ ---------- ---------- --------------- --------- ----------
 30,205             31,082     22,818     57,594          60,094    59,534
================== ========== ========== =============== ========= ==========

                             MIST MFS                         MIST MET/AIM
               RESEARCH INTERNATIONAL                     SMALL CAP GROWTH
                          SUB-ACCOUNT                          SUB-ACCOUNT
---------------------------------------- ------------------------------------
2008                   2007      2006       2008            2007      2006
--------- -------------------- --------- ---------- --------------- ---------
49,224               36,752    18,566     22,913          22,361    26,341
18,133               20,017    22,537      2,249           1,673     4,030
(2,780)              (7,545)   (4,351)   (10,322)         (1,121)   (8,010)
--------- -------------------- --------- ---------- --------------- ---------
64,577               49,224    36,752     14,840          22,913    22,361
========= ==================== ========= ========== =============== =========

                   MIST THIRD AVENUE               MIST CLARION GLOBAL
                     SMALL CAP VALUE                       REAL ESTATE
                         SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------------------- --------------------------------
2008                  2007      2006     2008           2007     2006
---------- ------------------ --------- -------- -------------- --------
33,954              26,387    22,077    2,194          1,824    1,305
  4,481              9,909     8,965      778            592      826
(9,917 )            (2,342)   (4,655)    (987)          (222)    (307)
---------- ------------------ --------- -------- -------------- --------
28,518              33,954    26,387    1,985          2,194    1,824
========== ================== ========= ======== ============== ========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                     MIST TURNER                   MIST GOLDMAN SACHS
                                                  MID CAP GROWTH                        MID CAP VALUE
                                                     SUB-ACCOUNT                          SUB-ACCOUNT
                               ------------------------------------ -------------------------------------
                                 2008              2007     2006       2008             2007      2006
                               --------- ----------------- -------- ---------- ---------------- ---------
Units beginning of year           268             3,996      141     25,032           24,085    10,593
Units issued and transferred
  from other funding options   12,242                95    4,012      3,065            9,670    16,579
Units redeemed and transferred
  to other funding options       (230)           (3,823)    (157)   (18,533)          (8,723)   (3,087)
                               --------- ----------------- -------- ---------- ---------------- ---------
Units end of year              12,280               268    3,996      9,564           25,032    24,085
                               ========= ================= ======== ========== ================ =========

                                                 MIST METLIFE                     MIST METLIFE
                                            BALANCED STRATEGY                  GROWTH STRATEGY
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                               --------------------------------- ---------------------------------
                                2008            2007     2006      2008          2007      2006
                               -------- --------------- -------- --------- ------------- ---------
Units beginning of year        2,540           2,613      419     8,439         7,416     2,621
Units issued and transferred
  from other funding options      20              15    2,370     5,198         1,395     8,000
Units redeemed and transferred
  to other funding options       (98)            (88)    (176)     (733)         (372)   (3,205)
                               -------- --------------- -------- --------- ------------- ---------
Units end of year              2,462           2,540    2,613    12,904         8,439     7,416
                               ======== =============== ======== ========= ============= =========

                                                 MIST MET/AIM                     MIST LOOMIS SAYLES
                                         CAPITAL APPRECIATION                         GLOBAL MARKETS
                                                  SUB-ACCOUNT                            SUB-ACCOUNT
                               --------------------------------- -------------------------------------
                                2008            2007     2006     2008              2007    2006 (A)
                               -------- --------------- -------- -------- ----------------- ----------
Units beginning of year        1,347           2,073    2,123    5,709                --         --
Units issued and transferred
  from other funding options       3           1,373       --      120             5,786         --
Units redeemed and transferred
  to other funding options      (232)         (2,099)     (50)    (355)              (77)        --
                               -------- --------------- -------- -------- ----------------- ----------
Units end of year              1,118           1,347    2,073    5,474             5,709         --
                               ======== =============== ======== ======== ================= ==========

                                                        MSF DAVIS                   MSF HARRIS OAKMARK
                                                    VENTURE VALUE                        FOCUSED VALUE
                                                      SUB-ACCOUNT                          SUB-ACCOUNT
                               ------------------------------------- -------------------------------------
                                  2008             2007      2006      2008             2007       2006
                               ---------- ---------------- --------- --------- ---------------- ----------
Units beginning of year        109,159           93,101    66,364    22,158           26,745     40,455
Units issued and transferred
  from other funding options    23,910           29,245    36,318     2,992            2,310      7,082
Units redeemed and transferred
  to other funding options      (8,115)         (13,187)   (9,581)   (2,350)          (6,897)   (20,792)
                               ---------- ---------------- --------- --------- ---------------- ----------
Units end of year              124,954          109,159    93,101    22,800           22,158     26,745
                               ========== ================ ========= ========= ================ ==========

(a) For the period May 1, 2006 to December 31, 2006.

                 MIST METLIFE                   MIST METLIFE
           DEFENSIVE STRATEGY              MODERATE STRATEGY
                  SUB-ACCOUNT                    SUB-ACCOUNT
----------------------------- --------------------------------
 2008       2007       2006      2008         2007       2006
------- ------------ -------- -------- --------------- -------
  --              --       --   251             291      --
 286              --       -- 1,155              --     414
  (6)             --       --   (75)            (40)   (123)
------- ------------ -------- -------- --------------- -------
 280              --       -- 1,331             251     291
======= ============ ======== ======== =============== =======

                MIST METLIFE                MIST VAN KAMPEN
         AGGRESSIVE STRATEGY                       COMSTOCK
                 SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------- ------------------------------
 2008         2007       2006    2008        2007        2006
------- --------------- ------- ------- -------------- -------
 823             435      --     146            763      59
  34             538     444      46             34     732
(257)           (150)     (9)    (19)          (651)    (28)
------- --------------- ------- ------- -------------- -------
 600             823     435     173            146     763
======= =============== ======= ======= ============== =======

                 MIST LEGG MASON                    MIST MFS EMERGING
                    VALUE EQUITY                       MARKETS EQUITY
                     SUB-ACCOUNT                          SUB-ACCOUNT
----------------------------------- ------------------------------------
2008             2007    2006 (A)   2008              2007    2006 (A)
-------- --------------- ---------- ------- ----------------- ----------
      --           --         --     645                --         --
      --          230         --     277               666         --
      --         (230)        --     (26)              (21)        --
-------- --------------- ---------- ------- ----------------- ----------
     ---           --         --     896               645         --
======== =============== ========== ======= ================= ==========

                    MSF JENNISON              MSF CAPITAL GUARDIAN
                          GROWTH                       U.S. EQUITY
                     SUB-ACCOUNT                       SUB-ACCOUNT
----------------------------------- --------------------------------
  2008            2007      2006    2008            2007     2006
--------- --------------- --------- ------- --------------- --------
12,271          17,044    15,304     879             899    1,079
 6,862           2,359     6,365      --              --       --
(1,578)         (7,132)   (4,625)    (60)            (20)    (180)
--------- --------------- --------- ------- --------------- --------
17,555          12,271    17,044     819             879      899
========= =============== ========= ======= =============== ========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                      MSF BLACKROCK                        MSF METLIFE
                                                       MONEY MARKET                        STOCK INDEX
                                                        SUB-ACCOUNT                        SUB-ACCOUNT
                               --------------------------------------- ----------------------------------
                                  2008             2007        2006      2008           2007      2006
                               ---------- ---------------- ----------- --------- -------------- ---------
Units beginning of year        113,743          128,822     167,631    51,909         45,979    41,696
Units issued and transferred
  from other funding options    23,432           43,909      70,345     4,340         10,923     7,677
Units redeemed and transferred
  to other funding options     (27,887)         (58,988)   (109,154)   (1,967)        (4,993)   (3,394)
                               ---------- ---------------- ----------- --------- -------------- ---------
Units end of year              109,288          113,743     128,822    54,282         51,909    45,979
                               ========== ================ =========== ========= ============== =========

                                            FTVIPT TEMPLETON
                                          FOREIGN SECURITIES
                                                 SUB-ACCOUNT
                               --------------------------------
                                2008           2007     2006
                               -------- -------------- --------
Units beginning of year        1,471          1,506       --
Units issued and transferred
  from other funding options       9             --    1,533
Units redeemed and transferred
  to other funding options       (43)           (35)     (27)
                               -------- -------------- --------
Units end of year              1,437          1,471    1,506
                               ======== ============== ========

(a) For the period May 1, 2006 to December 31, 2006.

   MSF WESTERN ASSET MANAGEMENT              MSF T. ROWE PRICE
                U.S. GOVERNMENT               SMALL CAP GROWTH
                    SUB-ACCOUNT                    SUB-ACCOUNT
---------------------------------- -----------------------------------
  2008         2007         2006    2008        2007          2006
------- ------------------ ------- ------- -------------- ------------
  90                 72      12     236            242          248
  --                 26      98      --             --           --
 (25)                (8)    (38)   (236)            (6)          (6)
------- ------------------ ------- ------- -------------- ------------
  65                 90      72      --            236          242
======= ================== ======= ======= ============== ============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                 ------- ---------------------------- --------------------------------------------------
                                         UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             LOWEST TO                       INCOME        LOWEST TO        LOWEST TO
                                   UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                 ------- ------------- -------------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and 2008 137,996 10.11 - 13.27      1,568,903          1.76             0.55 (36.54) - (36.19)
  Income Sub-Account        2007 124,894 15.93 - 20.80      2,268,907          1.02             0.55      3.44 - 4.01
                            2006 121,421 15.40 - 20.00      2,161,326          1.75             0.55    17.38 - 18.03
                            2005 113,690 13.12 - 16.94      1,754,552          1.22             0.55      3.11 - 3.68
                            2004  97,222 12.73 - 16.34      1,491,889          0.51             0.55    12.30 - 12.92
MIST Lord Abbett Bond       2008  27,218 12.41 - 13.92        358,217          4.50             0.55 (18.85) - (18.40)
  Debenture Sub-Account     2007  30,422 15.29 - 17.05        489,860          5.42             0.55      6.26 - 6.85
                            2006  32,959 14.39 - 15.96        498,952          7.10             0.55      8.76 - 9.35
                            2005  35,636 13.23 - 14.60        495,271          4.70             0.55      1.25 - 1.81
                            2004  33,559 13.07 - 14.34        461,036          3.48             0.55      7.84 - 8.43
MIST Van Kampen Mid Cap     2008     102         11.07          1,133          1.55               --           (46.67)
  Growth Sub-Account        2007     105         20.75          2,180            --               --            23.84
                            2006     108  9.52 - 16.76          1,804            --             0.55      8.05 - 8.65
                            2005     110  8.81 - 15.43          1,703            --             0.55      4.14 - 4.71
                            2004     113  8.46 - 14.73          1,668            --             0.55    12.14 - 12.76
MIST Lord Abbett Mid Cap    2008   7,699         18.01        138,653          0.79               --           (38.66)
  Sub-Account Value         2007   7,881         29.36        231,344          0.99               --             0.90
                            2006   8,066 24.28 - 29.10        234,686          0.74             0.55    11.88 - 12.49
                            2005   8,256 21.71 - 25.86        213,533          0.60             0.55      7.69 - 8.28
                            2004   8,573 20.16 - 23.89        204,333          0.49             0.55    24.14 - 24.82
MIST Oppenheimer Capital    2008  40,680          7.39        300,782          3.99             0.55           (46.10)
  Appreciation Sub-Account  2007  43,307         13.72        593,870          0.13             0.55            13.82
  (Commenced 5/3/2004)      2006  37,672         12.05        454,017          0.33             0.55             7.22
                            2005  30,865         11.24        346,920          0.11             0.55             4.42
                            2004  15,388         10.76        165,636          2.86             0.55             0.61
MIST PIMCO Inflation        2008  29,728         11.85        352,268          3.91             0.55            (7.39)
  Protected Bond            2007  30,909         12.76        394,457          2.39             0.55            10.47
  Sub-Account               2006  31,934         11.55        368,883          4.12             0.55             0.10
                            2005  25,707         11.54        296,665            --             0.55             0.92
                            2004  17,249         11.43        197,229          9.73             0.55             8.83
MIST Legg Mason Partners    2008  30,205          7.10        214,518          0.02             0.55           (39.29)
  Aggressive Growth         2007  31,082         11.70        363,519          0.22             0.55             2.03
  Sub-Account               2006  22,818         11.46        261,601            --             0.55            (2.14)
                            2005  23,868         11.72        279,616            --             0.55            13.22
                            2004  22,216         10.35        229,874            --             0.55             8.22
MIST PIMCO Total Return     2008  57,594         13.39        771,393          3.77             0.55             0.08
  Sub-Account               2007  60,094         13.38        804,151          3.47             0.55             7.25
  (Commenced 5/3/2004)      2006  59,534 12.48 - 13.85        742,814          2.84             0.55      4.23 - 4.80
                            2005  53,925 11.97 - 13.21        645,532          0.07             0.55      1.90 - 2.46
                            2004  39,881 11.75 - 12.89        468,503          7.68             0.55      4.67 - 5.25

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                 ------ ---------------------------- --------------------------------------------------
                                        UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                            LOWEST TO                       INCOME        LOWEST TO        LOWEST TO
                                  UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                 ------ ------------- -------------- ------------- ---------------- -------------------
MIST RCM Technology         2008 14,148          6.17         87,281         13.40             0.55           (44.56)
  Sub-Account               2007 13,942         11.13        155,143            --             0.55            30.94
                            2006 13,486          8.50        114,608            --             0.55             4.90
                            2005 11,180          8.10         90,564            --             0.55            10.74
                            2004 14,683          7.31        107,408          0.12             0.55            (4.80)
MIST T. Rowe Price Mid Cap  2008 52,143          8.38        436,880          0.07             0.55           (39.96)
  Growth Sub-Account        2007 46,138         13.95        643,719          0.23             0.55            17.20
  (Commenced 5/3/2004)      2006 47,967         11.91        571,096          0.00             0.55             5.98
                            2005 35,921         11.23        403,538          0.00             0.55            14.24
                            2004 21,990          9.83        216,239          0.00             0.55            17.50
MIST MFS Research           2008 64,577 13.69 - 15.61        893,045          2.03             0.55 (42.55) - (42.25)
  International Sub-Account 2007 49,224 23.83 - 27.02      1,188,355          1.39             0.55    13.02 - 13.60
                            2006 36,752 21.08 - 23.79        788,195          1.28             0.55    26.27 - 26.91
                            2005 18,565 16.70 - 18.74        321,600          0.58             0.55    16.16 - 16.77
                            2004 24,701 14.37 - 16.05        364,787          0.28             0.55    19.06 - 19.72
MIST Met/AIM Small Cap      2008 14,840          9.09        134,832            --             0.55           (38.94)
  Growth Sub-Account        2007 22,913         14.88        340,944            --             0.55            10.79
                            2006 22,361         13.43        300,339            --             0.55            13.29
                            2005 26,341         11.86        312,297            --             0.55             8.00
                            2004 32,561         10.98        357,454            --             0.55             6.15
MIST Lazard Mid Cap         2008 26,804   9.39 - 9.62        253,877          1.50             0.55 (38.49) - (38.15)
  Sub-Account               2007 38,184 15.27 - 15.56        585,674          0.53             0.55   (3.02) - (3.01)
                            2006 30,627         15.74        482,127          0.56             0.55            14.25
                            2005 33,218         13.78        457,710          0.39             0.55             7.81
                            2004 31,182         12.78        398,536            --             0.55            13.97
MIST Harris Oakmark         2008 50,751         11.70        593,984          2.13             0.55           (41.05)
  International Sub-Account 2007 48,912         19.85        971,060          0.91             0.55            (1.41)
                            2006 47,525         20.14        956,989          2.74             0.55            28.50
                            2005 41,949         15.67        657,383          0.21             0.55            13.86
                            2004 17,450         13.76        240,179          0.04             0.55            20.14
MIST Third Avenue Small Cap 2008 28,518         15.65        446,230          1.18             0.55           (30.07)
  Value Sub-Account         2007 33,954         22.38        759,746          1.18             0.55            (3.33)
                            2006 26,387         23.15        610,799          0.63             0.55            12.76
                            2005 22,077         20.53        453,179            --             0.55            15.18
                            2004 16,866         17.82        300,579          2.02             0.55            26.11
MIST Clarion Global         2008  1,985          9.86         19,585          1.87             0.55           (41.88)
  Real Estate Sub-Account   2007  2,194         16.97         37,240          1.01             0.55           (15.26)
  (Commenced 5/3/2004)      2006  1,824         20.03         36,543          1.19             0.55            37.14
                            2005  1,305         14.61         19,060            --             0.55            12.99
                            2004     72         12.93            934          4.59             0.55            29.27
MIST Turner Mid Cap Growth  2008 12,280          8.38        102,959            --             0.55           (48.42)
  Sub-Account               2007    268         16.26          4,351            --             0.55            23.81
  (Commenced 5/3/2004)      2006  3,996 13.13 - 13.32         52,470            --             0.55       5.72 - 6.3
                            2005    141 12.42 - 12.53          1,748            --             0.55    11.00 - 11.61
                            2004     --            --             --            --               --               --

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                  ------ ---------------------------- -------------------------------------------------
                                         UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                             LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                                   UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                  ------ ------------- -------------- ------------- ---------------- ------------------
MIST Goldman Sachs Mid Cap   2008  9,564         10.22         97,710          1.78             0.55          (36.28)
  Value Sub-Account          2007 25,032         16.03        401,338          0.65             0.55            2.80
  (Commenced 5/3/2004)       2006 24,085 15.60 - 15.83        375,654            --             0.55   15.39 - 16.02
                             2005 10,593 13.52 - 13.64        143,185          3.88             0.55   12.14 - 12.76
                             2004  1,187         12.05         14,309          5.20             0.55           20.53
MIST MetLife Defensive       2008    280         95.48         26,711          1.51             0.55          (20.92)
  Strategy Sub-Account       2007     --            --             --            --               --              --
  (Commenced 5/2/2005)       2006     --            --             --            --               --              --
                             2005     --            --             --            --               --              --
MIST MetLife Moderate        2008  1,331         92.42        123,056          2.74             0.55          (26.60)
  Strategy Sub-Account       2007    251        125.92         31,601          2.31             0.55            5.91
  (Commenced 5/2/2005)       2006    291        118.89         34,605          0.20             0.55           10.01
                             2005     --        108.07             --            --             0.55            7.56
MIST MetLife Balanced        2008  2,462         88.16        217,040          5.14             0.55          (32.13)
  Strategy Sub-Account       2007  2,540        129.88        329,972          1.92             0.55            4.58
  (Commenced 5/2/2005)       2006  2,613        124.20        324,493          0.23             0.55           11.74
                             2005    419        111.15         46,537            --             0.55            9.49
MIST MetLife Growth Strategy 2008 12,904         84.67      1,092,583          4.12             0.55          (38.08)
  Sub-Account                2007  8,439        136.74      1,153,987          1.32             0.55            4.45
  (Commenced 5/2/2005)       2006  7,416        130.91        970,855          0.17             0.55           13.42
                             2005  2,621        115.42        302,524          2.67             0.55           12.35
MIST MetLife Aggressive      2008    600         80.88         48,506          4.06             0.55          (41.00)
  Strategy Sub-Account       2007    823        137.08        112,799          1.39             0.55            2.55
  (Commenced 5/2/2005)       2006    435        133.67         58,149            --             0.55           13.48
                             2005     --        117.80             --            --             0.55           14.26
MIST Van Kampen Comstock     2008    173         75.76         13,065          1.99             0.55          (36.15)
  Sub-Account                2007    146        118.64         17,330          1.12             0.55           (2.85)
  (Commenced 5/2/2005)       2006    763        122.12         93,186            --             0.55           15.70
                             2005     59        105.54          6,186          2.71             0.55            5.55
MIST Met/AIM Capital         2008  1,118         11.10         12,400          1.87               --          (42.64)
  Appreciation Sub-Account   2007  1,347         19.35         26,058            --               --           11.92
                             2006  2,073  7.51 - 11.50         23,853          0.06             0.55     5.72 - 6.30
                             2005  2,123  7.10 - 10.82         22,980          0.07             0.55     8.24 - 8.84
                             2004  2,175   6.56 - 9.94         21,625            --             0.55     6.04 - 6.63
MIST Loomis Sayles Global    2008  5,474          8.05         44,071          4.94             0.55          (39.43)
  Markets Sub-Account        2007  5,709         13.29         75,900            --             0.55           27.48
  (Commenced 5/1/2006)       2006     --            --             --            --               --              --
MIST Legg Mason Value        2008     --            --             --            --               --              --
  Equity Sub-Account         2007     --            --             --            --             0.55           (6.24)
  (Commenced 5/1/2006)       2006     --            --             --            --               --              --

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                  ------- ------------------------------ -------------------------------------------------
                                            UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                                    UNITS     HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                  ------- --------------- -------------- ------------- ---------------- ------------------
MIST MFS Emerging Markets    2008     896            6.38          5,717          1.61             0.55          (55.63)
  Equity Sub-Account         2007     645           14.39          9,281            --             0.55           36.18
  (Commenced 5/1/2006)       2006      --              --             --            --               --              --
MSF Davis Venture Value      2008 124,954            9.86      1,232,188          1.36             0.55          (39.68)
  Sub-Account                2007 109,159           16.35      1,784,580          0.77             0.55            4.00
                             2006  93,101           15.72      1,463,494          0.75             0.55           13.95
                             2005  66,364           13.79        915,470          0.72             0.55            9.69
                             2004  47,203           12.58        593,604          0.52             0.55           11.75
MSF Harris Oakmark Focused   2008  22,800            7.88        179,754          0.38             0.55          (46.30)
  Value Sub-Account          2007  22,158           14.68        325,329          0.57             0.55           (7.35)
                             2006  26,745           15.85        423,826          0.38             0.55           11.84
                             2005  40,455           14.17        573,222          0.04             0.55            9.38
                             2004  26,554           12.95        343,997          0.04             0.55            9.33
MSF Jennison Growth          2008  17,555           11.08        194,418          2.51             0.55          (36.78)
  Sub-Account                2007  12,271           17.52        214,975          0.39             0.55           11.06
                             2006  17,044           15.77        268,836            --             0.55            2.19
                             2005  15,304           15.43        236,210          0.41             0.55           13.26
                             2004  11,674           13.63        159,084          0.09             0.55            8.60
MSF Capital Guardian U.S.    2008     819           82.71         67,717          1.19               --          (40.23)
  Equity Sub-Account         2007     879          138.39        121,533          0.48               --           (0.08)
  (Commenced 11/22/2004)     2006     899 134.99 - 138.50        124,447          1.00             0.55    9.52 - 10.12
                             2005   1,079 123.26 - 125.78        135,668          0.03             0.55     5.20 - 5.78
                             2004   1,104          118.91        131,233            --             0.55           18.91
MSF BlackRock Money Market   2008 109,288           12.78      1,396,648          2.77             0.55            2.29
  Sub-Account                2007 113,743           12.49      1,421,020          4.91             0.55            4.50
                             2006 128,822   10.95 - 11.96      1,540,177          4.68             0.55     4.24 - 4.81
                             2005 167,631   10.44 - 11.47      1,922,682          2.39             0.55     2.33 - 2.89
                             2004     370   10.15 - 11.21          4,144          1.01             0.55     0.43 - 0.99
MSF MetLife Stock Index      2008  54,282            8.66        470,271          1.93             0.55          (37.45)
  Sub-Account                2007  51,909           13.85        718,818          1.03             0.55            4.65
                             2006  45,979           13.23        608,469          1.88             0.55           14.83
                             2005  41,696           11.52        480,523          1.47             0.55            4.07
                             2004  44,407           11.05        491,767          0.77             0.55            9.93
MSF Western Asset Management 2008      65          189.85         12,374          4.48             0.55           (0.91)
  U.S. Government            2007      90          191.59         17,283          2.35             0.55            3.78
  Sub-Account                2006      72          184.61         13,275          3.40             0.55            3.59
  (Commenced 5/2/2005)       2005      12          178.21          2,209            --             0.55            0.62
MSF T. Rowe Price Small Cap  2008      --           12.07             --            --               --          (36.17)
  Growth Sub-Account         2007     236           18.91          4,461            --               --            9.86
  (Commenced 5/3/2004)       2006     242   16.31 - 17.22          4,163            --             0.55     3.33 - 3.90
                             2005     248   15.78 - 16.57          4,108            --             0.55   10.40 - 11.01
                             2004     254   14.30 - 14.93          3,795            --             0.55   10.47 - 11.08

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                               AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                              ----- ---------------------------- -------------------------------------------------
                                    UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                        LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                              UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                              ----- ------------- -------------- ------------- ---------------- ------------------
FTVIPT Templeton Foreign 2008 1,437         10.67         15,333          2.61               --          (40.23)
  Securities Sub-Account 2007 1,471         17.86         26,266          2.12             0.55           15.79
                         2006 1,506 14.48 - 15.42         23,224          1.38             0.55   21.03 - 21.70
                         2005    -- 11.96 - 12.67             --          1.49             0.55    9.87 - 10.48
                         2004   176 10.89 - 11.47          1,917          1.14             0.55   18.22 - 18.87
                         ==== ===== ============= ============== ============= ================ ==================

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owners' account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent annualized policy expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife Investors Variable Life Account One, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policies.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2009
(UNAUDITED)

                                        MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT
                                       GROWTH AND INCOME   BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE
                                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                       ----------------- ---------------- --------------- ----------------
ASSETS:
  Investments at fair value                  $ 1,415,142        $ 420,675         $ 1,682         $ 60,729
  Due from MetLife Investors Insurance
     Company                                          --               --              --               --
                                       ----------------- ---------------- --------------- ----------------
       Total Assets                            1,415,142          420,675           1,682           60,729
                                       ----------------- ---------------- --------------- ----------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                          19                5               2               --
                                       ----------------- ---------------- --------------- ----------------
       Total Liabilities                              19                5               2               --
                                       ----------------- ---------------- --------------- ----------------
NET ASSETS                                   $ 1,415,123        $ 420,670         $ 1,680         $ 60,729
                                       ================= ================ =============== ================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.


 These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                MIST   MIST LEGG MASON
    MIST OPPENHEIMER PIMCO INFLATION          PARTNERS   MIST PIMCO    MIST RCM MIST T. ROWE PRICE
CAPITAL APPRECIATION  PROTECTED BOND AGGRESSIVE GROWTH TOTAL RETURN  TECHNOLOGY     MID CAP GROWTH
         SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT        SUB-ACCOUNT
-------------------- --------------- ----------------- ------------ ----------- ------------------
           $ 347,940       $ 396,369         $ 124,734  $ 1,024,049   $ 109,135          $ 538,526
                  --              --                --           --          --                 --
-------------------- --------------- ----------------- ------------ ----------- ------------------
             347,940         396,369           124,734    1,024,049     109,135            538,526
-------------------- --------------- ----------------- ------------ ----------- ------------------
                  19              15                 9            6          20                 24
-------------------- --------------- ----------------- ------------ ----------- ------------------
                  19              15                 9            6          20                 24
-------------------- --------------- ----------------- ------------ ----------- ------------------
           $ 347,921       $ 396,354         $ 124,725  $ 1,024,043   $ 109,115          $ 538,502
==================== =============== ================= ============ =========== ==================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                                MIST                                        MIST
                                        MFS RESEARCH     MIST MET/AIM MIST LAZARD HARRIS OAKMARK
                                       INTERNATIONAL SMALL CAP GROWTH     MID CAP  INTERNATIONAL
                                         SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT    SUB-ACCOUNT
                                       ------------- ---------------- ----------- --------------
ASSETS:
  Investments at fair value              $ 1,057,933        $ 123,578   $ 217,705      $ 788,132
  Due from MetLife Investors Insurance
     Company                                      31               --          --             12
                                       ------------- ---------------- ----------- --------------
       Total Assets                        1,057,964          123,578     217,705        788,144
                                       ------------- ---------------- ----------- --------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                      --               11          17             --
                                       ------------- ---------------- ----------- --------------
       Total Liabilities                          --               11          17             --
                                       ------------- ---------------- ----------- --------------
NET ASSETS                               $ 1,057,964        $ 123,567   $ 217,688      $ 788,144
                                       ============= ================ =========== ==============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                                             MIST
MIST THIRD AVENUE       MIST CLARION    MIST TURNER GOLDMAN SACHS       MIST METLIFE      MIST METLIFE
  SMALL CAP VALUE GLOBAL REAL ESTATE MID CAP GROWTH MID CAP VALUE DEFENSIVE STRATEGY MODERATE STRATEGY
      SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
----------------- ------------------ -------------- ------------- ------------------ -----------------
        $ 505,328           $ 10,480      $ 153,690      $ 90,497           $ 31,208         $ 140,900
               --                 --              1            --                 --                --
----------------- ------------------ -------------- ------------- ------------------ -----------------
          505,328             10,480        153,691        90,497             31,208           140,900
----------------- ------------------ -------------- ------------- ------------------ -----------------
               24                  4             --            21                 10                28
----------------- ------------------ -------------- ------------- ------------------ -----------------
               24                  4             --            21                 10                28
----------------- ------------------ -------------- ------------- ------------------ -----------------
        $ 505,304           $ 10,476      $ 153,691      $ 90,476           $ 31,198         $ 140,872
================= ================== ============== ============= ================== =================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                            MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
                                       BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
                                             SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
                                       ----------------- --------------- ------------------- ---------------
ASSETS:
  Investments at fair value                    $ 255,999     $ 1,248,120            $ 59,186        $ 15,135
  Due from MetLife Investors Insurance
     Company                                          68              --                  --              --
                                       ----------------- --------------- ------------------- ---------------
       Total Assets                              256,067       1,248,120              59,186          15,135
                                       ----------------- --------------- ------------------- ---------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                           8              10                  23              17
                                       ----------------- --------------- ------------------- ---------------
       Total Liabilities                               8              10                  23              17
                                       ----------------- --------------- ------------------- ---------------
NET ASSETS                                     $ 256,059     $ 1,248,110            $ 59,163        $ 15,118
                                       ================= =============== =================== ===============

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                             MIST
MIST LOOMIS SAYLES   MFS EMERGING            MIST     MSF DAVIS  MSF MET/ARTISAN             MSF
    GLOBAL MARKETS MARKETS EQUITY    PIONEER FUND VENTURE VALUE    MID CAP VALUE JENNISON GROWTH
       SUB-ACCOUNT    SUB-ACCOUNT SUB-ACCOUNT (A)   SUB-ACCOUNT SUB- ACCOUNT (B)     SUB-ACCOUNT
------------------ -------------- --------------- ------------- ---------------- ---------------
          $ 52,313        $ 9,320        $ 37,820   $ 1,339,613        $ 209,450       $ 185,773
                --             --              --            --               --              --
------------------ -------------- --------------- ------------- ---------------- ---------------
            52,313          9,320          37,820     1,339,613          209,450         185,773
------------------ -------------- --------------- ------------- ---------------- ---------------
                15             23              --             6               50               7
------------------ -------------- --------------- ------------- ---------------- ---------------
                15             23              --             6               50               7
------------------ -------------- --------------- ------------- ---------------- ---------------
          $ 52,298        $ 9,297        $ 37,820   $ 1,339,607        $ 209,400       $ 185,766
================== ============== =============== ============= ================ ===============

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
SEPTEMBER 30, 2009
(UNAUDITED)

                                                                      MSF WESTERN
                                       MSF BLACKROCK MSF METLIFE ASSET MANAGEMENT MSF T. ROWE PRICE
                                        MONEY MARKET STOCK INDEX  U.S. GOVERNMENT  LARGE CAP GROWTH
                                         SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                       ------------- ----------- ---------------- -----------------
ASSETS:
  Investments at fair value              $ 1,581,797   $ 460,900         $ 11,426          $ 16,825
  Due from MetLife Investors Insurance
     Company                                      --          --                6                --
                                       ------------- ----------- ---------------- -----------------
       Total Assets                        1,581,797     460,900           11,432            16,825
                                       ------------- ----------- ---------------- -----------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                       4          19                5                --
                                       ------------- ----------- ---------------- -----------------
       Total Liabilities                           4          19                5                --
                                       ------------- ----------- ---------------- -----------------
NET ASSETS                               $ 1,581,793   $ 460,881         $ 11,427          $ 16,825
                                       ============= =========== ================ =================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

   MSF BLACKROCK
LEGACY LARGE CAP
          GROWTH
 SUB-ACCOUNT (C)
----------------
        $ 14,268
              --
----------------
          14,268
----------------
              --
----------------
              --
----------------
        $ 14,268
================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                             MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                            GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                  SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                            -------------------- ------------------- ------------------ -------------------
INVESTMENT INCOME:
      Dividends                                      $ 39,834            $ 31,222               $ --             $ 3,536
                                            -------------------- ------------------- ------------------ -------------------
EXPENSES:
      Mortality and expense risk
        charges                                         3,344                 757                 --                  --
                                            -------------------- ------------------- ------------------ -------------------
        Total expenses                                  3,344                 757                 --                  --
                                            -------------------- ------------------- ------------------ -------------------
           Net investment income (loss)                36,490              30,465                 --               3,536
                                            -------------------- ------------------- ------------------ -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                  --                 --                  --
      Realized gains (losses) on sale of
        investments                                  (263,916)             (5,629)               (11)            (59,335)
                                            -------------------- ------------------- ------------------ -------------------
           Net realized gains (losses)               (263,916)             (5,629)               (11)            (59,335)
                                            -------------------- ------------------- ------------------ -------------------
      Change in unrealized gains (losses)
        on investments                                408,586              78,015                585              64,692
                                            -------------------- ------------------- ------------------ -------------------
      Net realized and unrealized gains
        (losses) on investments                       144,670              72,386                574               5,357
                                            -------------------- ------------------- ------------------ -------------------
      Net increase (decrease) in net assets
        resulting from operations                   $ 181,160           $ 102,851              $ 574             $ 8,893
                                            ==================== =================== ================== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                   MIST                   MIST
    MIST OPPENHEIMER    PIMCO INFLATION    LEGG MASON PARTNERS      MIST PIMCO       MIST RCM    MIST T. ROWE PRICE
CAPITAL APPRECIATION     PROTECTED BOND      AGGRESSIVE GROWTH    TOTAL RETURN     TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
                               $ 14,272                  $ 283        $ 61,262           $ --                  $ --
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
               1,364              1,508                    844           3,216            377                 1,915
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
               1,364              1,508                    844           3,216            377                 1,915
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
              (1,364)            12,764                   (561)         58,046           (377)               (1,915)
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
                  --                 --                     --          34,733             --                    --
             (42,611)              (971)               (40,355)         (4,392)       (13,052)              (33,261)
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
             (42,611)              (971)               (40,355)         30,341        (13,052)              (33,261)
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
             142,863             40,686                 92,368          28,541         47,199               189,770
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
             100,252             39,715                 52,013          58,882         34,147               156,509
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
            $ 98,888           $ 52,479               $ 51,452       $ 116,928       $ 33,770             $ 154,594
======================= ================== ====================== =============== ============== =====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                     MIST                                                 MIST
                                             MFS RESEARCH        MIST MET/AIM    MIST LAZARD    HARRIS OAKMARK
                                            INTERNATIONAL    SMALL CAP GROWTH        MID CAP     INTERNATIONAL
                                              SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
                                            ---------------- ------------------- -------------- -----------------
INVESTMENT INCOME:
      Dividends                                  $ 34,341                $ --        $ 3,534          $ 57,944
                                            ---------------- ------------------- -------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                     3,218                 510            625             2,633
                                            ---------------- ------------------- -------------- -----------------
        Total expenses                              3,218                 510            625             2,633
                                            ---------------- ------------------- -------------- -----------------
           Net investment income (loss)            31,123                (510)         2,909            55,311
                                            ---------------- ------------------- -------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                  --             --                --
      Realized gains (losses) on sale of
        investments                               (89,183)            (20,785)       (76,313)          (90,005)
                                            ---------------- ------------------- -------------- -----------------
           Net realized gains (losses)            (89,183)            (20,785)       (76,313)          (90,005)
                                            ---------------- ------------------- -------------- -----------------
      Change in unrealized gains (losses)
        on investments                            305,172              48,987        123,848           305,617
                                            ---------------- ------------------- -------------- -----------------
      Net realized and unrealized gains
        (losses) on investments                   215,989              28,202         47,535           215,612
                                            ---------------- ------------------- -------------- -----------------
      Net increase (decrease) in net assets
        resulting from operations               $ 247,112            $ 27,692       $ 50,444         $ 270,923
                                            ================ =================== ============== =================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                                                      MIST
MIST THIRD AVENUE          MIST CLARION       MIST TURNER    GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          $ 7,193                 $ 311              $ --          $ 1,623                 $ 896              $ 4,826
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
            1,815                    44               496              364                   114                  514
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
            1,815                    44               496              364                   114                  514
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
            5,378                   267              (496)           1,259                   782                4,312
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
            5,187                    --                --               --                   500                3,392
          (43,834)              (13,016)           (1,571)         (21,234)                  (91)              (2,595)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          (38,647)              (13,016)           (1,571)         (21,234)                  409                  797
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          131,465                12,236            44,853           38,630                 3,813               20,085
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
           92,818                  (780)           43,282           17,396                 4,222               20,882
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
         $ 98,196                $ (513)         $ 42,786         $ 18,655               $ 5,004             $ 25,194
==================== ===================== ================= ================ ===================== ====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                 MIST METLIFE       MIST METLIFE           MIST METLIFE    MIST VAN KAMPEN
                                            BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                  SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                            -------------------- ------------------ ---------------------- ------------------
INVESTMENT INCOME:
      Dividends                                          $ --               $ --                   $ --              $ 373
                                            -------------------- ------------------ ---------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                           913              4,464                    199                 52
                                            -------------------- ------------------ ---------------------- ------------------
        Total expenses                                    913              4,464                    199                 52
                                            -------------------- ------------------ ---------------------- ------------------
           Net investment income (loss)                  (913)            (4,464)                  (199)               321
                                            -------------------- ------------------ ---------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                 --                     --                 --
      Realized gains (losses) on sale of
        investments                                    (6,696)           (54,898)                (7,182)              (811)
                                            -------------------- ------------------ ---------------------- ------------------
           Net realized gains (losses)                 (6,696)           (54,898)                (7,182)              (811)
                                            -------------------- ------------------ ---------------------- ------------------
      Change in unrealized gains (losses)
        on investments                                 56,283            306,362                 19,525              3,204
                                            -------------------- ------------------ ---------------------- ------------------
      Net realized and unrealized gains
        (losses) on investments                        49,587            251,464                 12,343              2,393
                                            -------------------- ------------------ ---------------------- ------------------
      Net increase (decrease) in net assets
        resulting from operations                    $ 48,674          $ 247,000               $ 12,144            $ 2,714
                                            ==================== ================== ====================== ==================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                MIST
MIST LOOMIS SAYLES      MFS EMERGING                   MIST     MSF DAVIS    MSF MET/ARTISAN
    GLOBAL MARKETS    MARKETS EQUITY           PIONEER FUND VENTURE VALUE      MID CAP VALUE
       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT (A) (D)   SUB-ACCOUNT    SUB-ACCOUNT (B)
--------------------- ----------------- ------------------- ---------------- ------------------
           $ 1,136             $ 147                   $ --      $ 21,197            $ 2,160
--------------------- ----------------- ------------------- ---------------- ------------------
               186                28                     --         5,060                750
--------------------- ----------------- ------------------- ---------------- ------------------
               186                28                     --         5,060                750
--------------------- ----------------- ------------------- ---------------- ------------------
               950               119                     --        16,137              1,410
--------------------- ----------------- ------------------- ---------------- ------------------
                --                --                     --            --                 --
            (3,410)             (264)                   343       (85,855)           (37,537)
--------------------- ----------------- ------------------- ---------------- ------------------
            (3,410)             (264)                   343       (85,855)           (37,537)
--------------------- ----------------- ------------------- ---------------- ------------------
            15,361             3,533                  5,750       343,730             86,780
--------------------- ----------------- ------------------- ---------------- ------------------
            11,951             3,269                  6,093       257,875             49,243
--------------------- ----------------- ------------------- ---------------- ------------------
          $ 12,901           $ 3,388                $ 6,093     $ 274,012           $ 50,653
===================== ================= =================== ================ ==================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                                                                    MSF WESTERN
                                                        MSF    MSF BLACKROCK    MSF METLIFE    ASSET MANAGEMENT
                                            JENNISON GROWTH     MONEY MARKET    STOCK INDEX     U.S. GOVERNMENT
                                                SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT
                                            ------------------ ---------------- -------------- -------------------
INVESTMENT INCOME:
      Dividends                                       $ 341          $ 5,995       $ 13,602               $ 481
                                            ------------------ ---------------- -------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges                                         706            6,093          1,823                  45
                                            ------------------ ---------------- -------------- -------------------
        Total expenses                                  706            6,093          1,823                  45
                                            ------------------ ---------------- -------------- -------------------
           Net investment income (loss)                (365)             (98)        11,779                 436
                                            ------------------ ---------------- -------------- -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --         10,169                  --
      Realized gains (losses) on sale of
        investments                                 (38,666)              --        (56,343)               (124)
                                            ------------------ ---------------- -------------- -------------------
           Net realized gains (losses)              (38,666)              --        (46,174)               (124)
                                            ------------------ ---------------- -------------- -------------------
      Change in unrealized gains (losses)
        on investments                               78,731               --        108,858                  62
                                            ------------------ ---------------- -------------- -------------------
      Net realized and unrealized gains
        (losses) on investments                      40,065               --         62,684                 (62)
                                            ------------------ ---------------- -------------- -------------------
      Net increase (decrease) in net assets
        resulting from operations                  $ 39,700            $ (98)      $ 74,463               $ 374
                                            ================== ================ ============== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009.


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                        MSF BLACKROCK
MSF T. ROWE PRICE    LEGACY LARGE CAP   FTVIPT TEMPLETON
 LARGE CAP GROWTH              GROWTH FOREIGN SECURITIES
      SUB-ACCOUNT SUB-ACCOUNT (C) (D)        SUB-ACCOUNT
----------------- ------------------- ---------------------
             $ --                $ --              $ 598
----------------- ------------------- ---------------------
               --                  --                 --
----------------- ------------------- ---------------------
               --                  --                 --
----------------- ------------------- ---------------------
               --                  --                598
----------------- ------------------- ---------------------
               --                  --                669
                2                   9            (11,663)
----------------- ------------------- ---------------------
                2                   9            (10,994)
----------------- ------------------- ---------------------
            1,751               2,621              7,955
----------------- ------------------- ---------------------
            1,753               2,630             (3,039)
----------------- ------------------- ---------------------
          $ 1,753             $ 2,630           $ (2,441)
================= =================== =====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                            MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                           GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                 SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- ------------------- ------------------ -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                      $ 36,490            $ 30,465               $ --             $ 3,536
  Net realized gains (losses)                       (263,916)             (5,629)               (11)            (59,335)
  Change in unrealized gains (losses)
     on investments                                  408,586              78,015                585              64,692
                                           -------------------- ------------------- ------------------ -------------------
     Net increase (decrease) in net assets
       resulting from operations                     181,160             102,851                574               8,893
                                           -------------------- ------------------- ------------------ -------------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                    57,693               5,051                 --                  --
  Net transfers (including fixed
     account)                                          9,650              (6,957)                --                  --
  Policy charges                                     (40,149)            (13,127)               (27)             (1,534)
  Transfers for policy benefits and
     terminations                                   (362,134)            (25,365)                --             (85,283)
                                           -------------------- ------------------- ------------------ -------------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                 (334,940)            (40,398)               (27)            (86,817)
                                           -------------------- ------------------- ------------------ -------------------
     Net increase (decrease) in net
       assets                                       (153,780)             62,453                547             (77,924)
NET ASSETS:
  Beginning of period                              1,568,903             358,217              1,133             138,653
                                           -------------------- ------------------- ------------------ -------------------
  End of period                                  $ 1,415,123           $ 420,670            $ 1,680            $ 60,729
                                           ==================== =================== ================== ===================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                   MIST                   MIST
    MIST OPPENHEIMER    PIMCO INFLATION    LEGG MASON PARTNERS      MIST PIMCO       MIST RCM    MIST T. ROWE PRICE
CAPITAL APPRECIATION     PROTECTED BOND      AGGRESSIVE GROWTH    TOTAL RETURN     TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
            $ (1,364)          $ 12,764                 $ (561)       $ 58,046         $ (377)             $ (1,915)
             (42,611)              (971)               (40,355)         30,341        (13,052)              (33,261)
             142,863             40,686                 92,368          28,541         47,199               189,770
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
              98,888             52,479                 51,452         116,928         33,770               154,594
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
              17,531              9,802                  6,486          16,227          7,640                25,452
             (35,797)             1,959               (121,145)        217,502         (4,454)               (8,981)
             (13,701)           (12,998)                (9,081)        (41,525)        (5,769)              (19,323)
             (19,782)            (7,156)               (17,505)        (56,482)        (9,353)              (50,120)
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
             (51,749)            (8,393)              (141,245)        135,722        (11,936)              (52,972)
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
              47,139             44,086                (89,793)        252,650         21,834               101,622
             300,782            352,268                214,518         771,393         87,281               436,880
----------------------- ------------------ ---------------------- --------------- -------------- ---------------------
           $ 347,921          $ 396,354              $ 124,725     $ 1,024,043      $ 109,115             $ 538,502
======================= ================== ====================== =============== ============== =====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                    MIST                                                 MIST
                                            MFS RESEARCH        MIST MET/AIM    MIST LAZARD    HARRIS OAKMARK
                                           INTERNATIONAL    SMALL CAP GROWTH        MID CAP     INTERNATIONAL
                                             SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
                                           ---------------- ------------------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                  $ 31,123              $ (510)       $ 2,909          $ 55,311
  Net realized gains (losses)                    (89,183)            (20,785)       (76,313)          (90,005)
  Change in unrealized gains (losses)
     on investments                              305,172              48,987        123,848           305,617
                                           ---------------- ------------------- -------------- -----------------
     Net increase (decrease) in net assets
       resulting from operations                 247,112              27,692         50,444           270,923
                                           ---------------- ------------------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                53,509              10,070         14,765            28,977
  Net transfers (including fixed
     account)                                      7,291                 (55)         3,047           (15,144)
  Policy charges                                 (27,586)             (7,781)       (10,211)          (21,870)
  Transfers for policy benefits and
     terminations                               (115,407)            (41,191)       (94,234)          (68,726)
                                           ---------------- ------------------- -------------- -----------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                              (82,193)            (38,957)       (86,633)          (76,763)
                                           ---------------- ------------------- -------------- -----------------
     Net increase (decrease) in net
       assets                                    164,919             (11,265)       (36,189)          194,160
NET ASSETS:
  Beginning of period                            893,045             134,832        253,877           593,984
                                           ---------------- ------------------- -------------- -----------------
  End of period                              $ 1,057,964           $ 123,567      $ 217,688         $ 788,144
                                           ================ =================== ============== =================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                                                      MIST
MIST THIRD AVENUE          MIST CLARION       MIST TURNER    GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          $ 5,378                 $ 267            $ (496)         $ 1,259                 $ 782              $ 4,312
          (38,647)              (13,016)           (1,571)         (21,234)                  409                  797
          131,465                12,236            44,853           38,630                 3,813               20,085
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
           98,196                  (513)           42,786           18,655                 5,004               25,194
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
           25,530                   550            10,241            3,067                    --                   --
            3,657                (6,674)              853           (2,429)                   --                   --
          (15,590)               (1,018)           (3,295)          (4,609)                 (512)              (7,371)
          (52,719)               (1,454)              147          (21,918)                   (5)                  (7)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          (39,122)               (8,596)            7,946          (25,889)                 (517)              (7,378)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
           59,074                (9,109)           50,732           (7,234)                4,487               17,816
          446,230                19,585           102,959           97,710                26,711              123,056
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        $ 505,304              $ 10,476         $ 153,691         $ 90,476              $ 31,198            $ 140,872
==================== ===================== ================= ================ ===================== ====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                MIST METLIFE       MIST METLIFE           MIST METLIFE    MIST VAN KAMPEN
                                           BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                 SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- ------------------ ---------------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (913)          $ (4,464)                $ (199)             $ 321
  Net realized gains (losses)                         (6,696)           (54,898)                (7,182)              (811)
  Change in unrealized gains (losses)
     on investments                                   56,283            306,362                 19,525              3,204
                                           -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
       resulting from operations                      48,674            247,000                 12,144              2,714
                                           -------------------- ------------------ ---------------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                                     1,456              4,732                  8,568                 --
  Net transfers (including fixed
     account)                                         (2,551)                --                    540              1,045
  Policy charges                                      (8,495)           (76,872)               (10,495)            (1,711)
  Transfers for policy benefits and
     terminations                                        (65)           (19,333)                  (100)                 5
                                           -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                                   (9,655)           (91,473)                (1,487)              (661)
                                           -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net
       assets                                         39,019            155,527                 10,657              2,053
NET ASSETS:
  Beginning of period                                217,040          1,092,583                 48,506             13,065
                                           -------------------- ------------------ ---------------------- ------------------
  End of period                                    $ 256,059        $ 1,248,110               $ 59,163           $ 15,118
                                           ==================== ================== ====================== ==================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

                                MIST
MIST LOOMIS SAYLES      MFS EMERGING                   MIST        MSF DAVIS    MSF MET/ARTISAN                MSF
    GLOBAL MARKETS    MARKETS EQUITY           PIONEER FUND    VENTURE VALUE      MID CAP VALUE    JENNISON GROWTH
       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT (A) (D)      SUB-ACCOUNT    SUB-ACCOUNT (B)        SUB-ACCOUNT
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
             $ 950             $ 119                   $ --         $ 16,137            $ 1,410             $ (365)
            (3,410)             (264)                   343          (85,855)           (37,537)           (38,666)
            15,361             3,533                  5,750          343,730             86,780             78,731
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
            12,901             3,388                  6,093          274,012             50,653             39,700
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
                --               275                     --           56,976              6,014              7,652
                --               263                 66,803          (50,172)             6,927             13,289
            (2,857)             (346)                  (336)         (45,231)            (9,828)            (8,488)
            (1,817)               --                (34,740)        (128,166)           (24,120)           (60,805)
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
            (4,674)              192                 31,727         (166,593)           (21,007)           (48,352)
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
             8,227             3,580                 37,820          107,419             29,646             (8,652)
            44,071             5,717                     --        1,232,188            179,754            194,418
--------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
          $ 52,298           $ 9,297               $ 37,820      $ 1,339,607          $ 209,400          $ 185,766
===================== ================= ====================== ================ ================== ==================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

                                                                                MSF WESTERN
                                           MSF BLACKROCK    MSF METLIFE    ASSET MANAGEMENT    MSF T. ROWE PRICE
                                            MONEY MARKET    STOCK INDEX     U.S. GOVERNMENT     LARGE CAP GROWTH
                                             SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                           ---------------- -------------- ------------------- --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                     $ (98)      $ 11,779               $ 436                 $ --
  Net realized gains (losses)                         --        (46,174)               (124)                   2
  Change in unrealized gains (losses)
     on investments                                   --        108,858                  62                1,751
                                           ---------------- -------------- ------------------- --------------------
     Net increase (decrease) in net assets
       resulting from operations                     (98)        74,463                 374                1,753
                                           ---------------- -------------- ------------------- --------------------
POLICY TRANSACTIONS:
  Premium payments received from
     policy owners                               288,336         25,510                  --                   --
  Net transfers (including fixed
     account)                                    (15,615)         7,438                 221               15,193
  Policy charges                                 (76,060)       (16,188)             (1,541)                (121)
  Transfers for policy benefits and
     terminations                                (11,418)      (100,613)                 (1)                  --
                                           ---------------- -------------- ------------------- --------------------
     Net increase (decrease) in net assets
       resulting from policy
       transactions                              185,243        (83,853)             (1,321)              15,072
                                           ---------------- -------------- ------------------- --------------------
     Net increase (decrease) in net
       assets                                    185,145         (9,390)               (947)              16,825
NET ASSETS:
  Beginning of period                          1,396,648        470,271              12,374                   --
                                           ---------------- -------------- ------------------- --------------------
  End of period                              $ 1,581,793      $ 460,881            $ 11,427             $ 16,825
                                           ================ ============== =================== ====================

(a) Effective May 4, 2009, Capital Guardian U.S. Equity Portfolio merged into Pioneer Fund Portfolio.

(b) Formerly named Harris Oakmark Focused Value Portfolio.

(c) Effective May 4, 2009, Met/AIM Capital Appreciation Portfolio merged into BlackRock Legacy Large Cap Growth Portfolio.

(d) For the period May 4, 2009 to September 30, 2009


   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

      MSF BLACKROCK
   LEGACY LARGE CAP      FTVIPT TEMPLETON
             GROWTH    FOREIGN SECURITIES
SUB-ACCOUNT (C) (D)           SUB-ACCOUNT
---------------------- ---------------------
               $ --                 $ 598
                  9               (10,994)
              2,621                 7,955
---------------------- ---------------------
              2,630                (2,441)
---------------------- ---------------------
                 --                    --
             11,756               (12,534)
               (118)                  (82)
                 --                  (276)
---------------------- ---------------------
             11,638               (12,892)
---------------------- ---------------------
             14,268               (15,333)
                 --                15,333
---------------------- ---------------------
           $ 14,268                  $ --
====================== =====================

   These interim condensed financial statements are not indicative of full year performance and should be read in conjunction with the December 31, 2008 financial statements included within this Prospectus. All interim financial activity and adjustments are of a normal and recurring nature.

METLIFE INVESTORS INSURANCE COMPANY

Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

     We have audited the accompanying balance sheets of MetLife Investors Insurance Company (the "Company") as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and charged its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 10, 2009

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008      2007
                                                                -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,878 and $2,043,
     respectively)............................................  $ 1,576   $ 2,017
  Equity securities available-for-sale, at estimated fair
     value (cost: $21 and $21, respectively)..................        9        18
  Mortgage loans on real estate...............................       76        74
  Policy loans................................................       28        29
  Real estate joint ventures..................................       --         1
  Other limited partnership interests.........................        2         2
  Short-term investments......................................      189        74
  Other invested assets.......................................      109        28
                                                                -------   -------
     Total investments........................................    1,989     2,243
Cash and cash equivalents.....................................      517        81
Accrued investment income.....................................       16        20
Premiums and other receivables................................    1,711       906
Deferred policy acquisition costs and value of business
  acquired....................................................      567       598
Current income tax recoverable................................       33         2
Other assets..................................................      129       131
Separate account assets.......................................    6,633     9,432
                                                                -------   -------
     Total assets.............................................  $11,595   $13,413
                                                                =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $   372   $   292
  Policyholder account balances...............................    2,790     2,167
  Other policyholder funds....................................       46        34
  Deferred income tax liability...............................      147       116
  Payables for collateral under securities loaned and other
     transactions.............................................      385       541
  Other liabilities...........................................      365        43
  Separate account liabilities................................    6,633     9,432
                                                                -------   -------
     Total liabilities........................................   10,738    12,625
                                                                -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 8)

STOCKHOLDER'S EQUITY:
Common stock, par value $2 per share; 5,000,000 shares
  authorized;
  2,899,446 shares issued and outstanding.....................        6         6
Additional paid-in capital....................................      636       586
Retained earnings.............................................      371       210
Accumulated other comprehensive loss..........................     (156)      (14)
                                                                -------   -------
     Total stockholder's equity...............................      857       788
                                                                -------   -------
     Total liabilities and stockholder's equity...............  $11,595   $13,413
                                                                =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006


                                  (IN MILLIONS)

                                                               2008   2007   2006
                                                               ----   ----   ----
REVENUES
Premiums.....................................................  $  9   $ 12   $ 65
Universal life and investment-type product policy fees.......   160    162    143
Net investment income........................................   108    104    106
Other revenues...............................................    43     59     62
Net investment gains (losses)................................   330     99    (60)
                                                               ----   ----   ----
  Total revenues.............................................   650    436    316
                                                               ----   ----   ----
EXPENSES
Policyholder benefits and claims.............................    89     36     91
Interest credited to policyholder account balances...........    84    100    114
Other expenses...............................................   244    205    122
                                                               ----   ----   ----
  Total expenses.............................................   417    341    327
                                                               ----   ----   ----
Income (loss) before provision (benefit) for income tax......   233     95    (11)
Provision (benefit) for income tax...........................    72     23    (17)
                                                               ----   ----   ----
Net income...................................................  $161   $ 72   $  6
                                                               ====   ====   ====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                                            ACCUMULATED
                                                   ADDITIONAL                  OTHER
                                          COMMON     PAID-IN    RETAINED   COMPREHENSIVE
                                          STOCK      CAPITAL    EARNINGS        LOSS       TOTAL
                                         -------   ----------   --------   -------------   -----
Balance at January 1, 2006.............       $6      $586        $127         $  (4)      $ 715
Comprehensive income:
  Net income...........................                              6                         6
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                            1           1
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                        1
                                                                                           -----
  Comprehensive income.................                                                        7
                                         -------      ----        ----         -----       -----
Balance at December 31, 2006...........        6       586         133            (3)        722
Cumulative effect of a change in
  accounting principle, net of income
  tax (Note 1).........................                              5                         5
                                         -------      ----        ----         -----       -----
Balance at January 1, 2007.............        6       586         138            (3)        727
Comprehensive income:
  Net income...........................                             72                        72
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                          (11)        (11)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                      (11)
                                                                                           -----
  Comprehensive income.................                                                       61
                                         -------      ----        ----         -----       -----
Balance at December 31, 2007...........        6       586         210           (14)        788
Capital contribution from MetLife, Inc.
  (Note 9).............................                 50                                    50
Comprehensive income:
  Net income...........................                            161                       161
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                            3           3
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                         (145)       (145)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                     (142)
                                                                                           -----
  Comprehensive income.................                                                       19
                                         -------      ----        ----         -----       -----
Balance at December 31, 2008...........  $     6      $636        $371         $(156)      $ 857
                                         =======      ====        ====         =====       =====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $   161   $    72   $     6
Adjustments to reconcile net income to net cash provided
 by
 operating activities:
  Amortization of premiums and accretion of discounts
     associated with investments, net....................       (3)       --         4
  (Gains) losses from sales of investments, net..........     (330)      (99)       60
  Undistributed equity earnings of real estate joint
     ventures............................................       (1)       --        --
  Interest credited to policyholder account balances.....       84       100       114
  Universal life and investment-type product policy
     fees................................................     (160)     (162)     (143)
  Change in accrued investment income....................        4         2         2
  Change in premiums and other receivables...............     (307)      206       (28)
  Change in deferred policy acquisition costs, net.......       95        38       (27)
  Change in insurance-related liabilities................       78        (1)       52
  Change in income tax payable...........................       77       102       (15)
  Change in other assets.................................      115       132       121
  Change in other liabilities............................      322         9         1
                                                           -------   -------   -------
Net cash provided by operating activities................      135       399       147
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................      662       925     1,435
     Mortgage loans on real estate.......................        6        16        32
     Real estate joint ventures..........................        2         1         1
  Purchases of:
     Fixed maturity securities...........................     (522)     (910)   (1,162)
     Equity securities...................................       --       (21)       --
     Mortgage loans on real estate.......................       (8)       --       (58)
  Net change in short-term investments...................     (115)        9        (4)
  Net change in other invested assets....................      (10)        1         1
  Other, net.............................................        1        --        --
                                                           -------   -------   -------
Net cash provided by investing activities................       16        21       245
                                                           -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits............................................    1,446     1,579     1,421
     Withdrawals.........................................   (1,055)   (2,047)   (1,733)
  Net change in payables for collateral under securities
     loaned and other transactions.......................     (156)       12        20
  Capital contribution from MetLife, Inc. ...............       50        --        --
                                                           -------   -------   -------
Net cash provided by (used in) financing activities......      285      (456)     (292)
                                                           -------   -------   -------
Change in cash and cash equivalents......................      436       (36)      100
Cash and cash equivalents, beginning of year.............       81       117        17
                                                           -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR...................  $   517   $    81   $   117
                                                           =======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash received during the year for:
     Income tax..........................................  $     4   $    84   $     2
                                                           =======   =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). On November 9, 2006, MetLife Investors Insurance Company of California, a California domiciled life insurance company was merged into MLIIC.

     The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of MLIIC and its former subsidiary through the date of merger. Intercompany transactions have been eliminated for all periods presented on a consolidated basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     Certain amounts in the prior years' financial statements have been reclassified to conform with the 2008 presentation.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (v)   the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix)  accounting for reinsurance transactions; and

          (x)   the liability for litigation and regulatory matters.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's balance sheets. In addition, the footnotes to the financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 2.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 2);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures consisting of leveraged buy-out funds and other private equity funds, in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, which are more fully described in the derivatives accounting policy which follows.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)") for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIEs primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIEs expected losses, receive a majority of a VIEs expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2008 and 2007.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); or
(ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $33 million at both December 31, 2008 and 2007.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities are approximately 5%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMWB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMAB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and
(ii) credited interest, ranging from 3% to 14% less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of the embedded derivative.

  Other Revenues

     Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)  future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 7) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $20 million ($13 million, net of income tax) and was recognized as a change in estimate in the accompanying statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income
(loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's net income in future periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


Note 11 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits. See also Note 7.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed. The adoption of SOP 05-1 and the related TPAs did not have an impact on the Company's financial statements.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities at January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                        DECEMBER 31, 2008
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  712     $ 4   $ 90     $  626      39.7%
Residential mortgage-backed securities..       373       6     68        311      19.7
Commercial mortgage-backed securities...       311      --     96        215      13.7
U.S. Treasury/agency securities.........       175      11     --        186      11.8
Asset-backed securities.................       190      --     43        147       9.3
Foreign corporate securities............       110      --     27         83       5.3
Foreign government securities...........         7       1     --          8       0.5
                                          ---------   ----   ----   ----------   -----
  Total fixed maturity securities
     (1),(2)............................    $1,878     $22   $324     $1,576     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --   $ 12     $    9     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--   $ 12     $    9     100.0%
                                          =========   ====   ====   ==========   =====




                                                        DECEMBER 31, 2007
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  825     $ 6    $16     $  815      40.4%
Residential mortgage-backed securities..       459       2      6        455      22.6
Commercial mortgage-backed securities...       289       1      6        284      14.1
U.S. Treasury/agency securities.........       225       3     --        228      11.3
Asset-backed securities.................        95      --      9         86       4.2
Foreign corporate securities............       136       1      4        133       6.6
Foreign government securities...........        14       2     --         16       0.8
                                          ---------   ----   ----   ----------   -----
  Total fixed maturities (1),(2)........    $2,043     $15    $41     $2,017     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --    $ 3     $   18     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--    $ 3     $   18     100.0%
                                          =========   ====   ====   ==========   =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." There were no such perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       December 31, 2008 and 2007. In addition, the Company held $9 million and $18 million at estimated fair value at December 31, 2008 and 2007, respectively, of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $11 million and $24 million, respectively.

   (2) At December 31, 2008 and 2007, the Company also held $8 million and $13 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $8 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at both December 31, 2008 and 2007.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $61 million and $88 million at December 31, 2008 and 2007, respectively. These securities had net unrealized losses of $17 million and less than $1 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were less than $1 million at both December 31, 2008 and 2007. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $3 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers, all of which are included within asset-backed securities and 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. As described below, all of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $186 million and $228 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (39.7%), residential mortgage-backed securities (19.7%), and commercial mortgage-backed securities (13.7%); and at December 31, 2007 were U.S. corporate fixed maturity securities (40.4%), residential mortgage-backed securities (22.6%), and commercial mortgage-backed securities (14.1%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $709 million and $948 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total cash and invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $24 million and $20 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $159 million and $188 million, respectively, the total of these ten issuers being less

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


than 7% and 9% of the Company's total cash and invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Finance.....................................    $    151    21.3%    $    284    30.0%
Industrial..................................         146    20.6          192    20.2
Consumer....................................         105    14.8          156    16.5
Utility.....................................         104    14.7          101    10.6
Foreign (1).................................          83    11.7          133    14.0
Communications..............................          70     9.9           71     7.5
Other.......................................          50     7.0           11     1.2
                                              ----------   -----   ----------   -----
  Total.....................................        $709   100.0%        $948   100.0%
                                              ==========   =====   ==========   =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities - The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $    228    73.3%    $    304    66.8%
  Pass-through securities...................          83    26.7          151    33.2
                                              ----------   -----   ----------   -----
Total residential mortgage-backed
  securities................................        $311   100.0%        $455   100.0%
                                              ==========   =====   ==========   =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 59%, 29%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $272 million and $455 million, respectively, or 87% and 100% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $39 million and $79 million, respectively, with an unrealized loss of $29 million and $1 million respectively. At December 31, 2008 and 2007, $7 million and $79 million, respectively, or 18% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AAA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008, the Company's Alt-A holdings are distributed as follows: 7% 2007 vintage year, 74% 2006 vintage year; and 19% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $215 million and $284 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $185 million and $206 million, respectively, of the estimated fair value, or 86% and 72%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
86% Aaa, 8% Aa, 5% A, and 1% Baa. At December 31, 2008, 91% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities or commercial real estate collateralized debt obligations securities.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $147 million and $86 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $129 million and $41 million, respectively, or 88% and 48%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, and residential mortgage-backed securities backed by sub-prime mortgage loans of 60%, 10% and 5% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $7 million and $19 million, respectively, and unrealized losses of $14 million and $7 million, respectively. At December 31, 2008, 48% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any significant concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $   78      $   75       $   74      $   74
Due after one year through five years...       426         395          508         506
Due after five years through ten years..       286         245          311         306
Due after ten years.....................       214         188          307         306
                                          ---------   ----------   ---------   ----------
  Subtotal..............................     1,004         903        1,200       1,192
Mortgage-backed and asset-backed
  securities............................       874         673          843         825
                                          ---------   ----------   ---------   ----------
  Total fixed maturity securities.......    $1,878      $1,576       $2,043      $2,017
                                          =========   ==========   =========   ==========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive loss, are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Fixed maturity securities...........................   $(302)    $(26)     $(9)
Equity securities...................................     (12)      (3)      --
Derivatives.........................................       3       --       --
                                                      ------   ------   ------
  Subtotal..........................................    (311)     (29)      (9)
                                                      ------   ------   ------
Amounts allocated from DAC and VOBA.................      71        8        4
Deferred income tax.................................      84        7        2
                                                      ------   ------   ------
  Subtotal..........................................     155       15        6
                                                      ------   ------   ------
Net unrealized investment gains (losses)............   $(156)   $ (14)   $  (3)
                                                      ======   ======   ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance, January 1,.................................   $ (14)    $ (3)     $(4)
Unrealized investment gains (losses) during the
  year..............................................    (282)     (20)      --
Unrealized investment gains (losses) relating to:
  DAC and VOBA......................................      63        4        1
  Deferred income tax...............................      77        5       --
                                                      ------   ------   ------
Balance, December 31,...............................   $(156)    $(14)     $(3)
                                                      ======   ======   ======
Change in net unrealized investment gains (losses)..   $(142)   $ (11)   $   1
                                                      ======   ======   ======



  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                   DECEMBER 31, 2008
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     437   $       60   $       92   $       30   $        529   $       90
Residential mortgage-backed
  securities.......................          50           11           85           57            135           68
Commercial mortgage-backed
  securities.......................         114           22          101           74            215           96
Asset-backed securities............          96           19           31           24            127           43
Foreign corporate securities.......          49            9           33           18             82           27
Foreign government securities......           1           --           --           --              1           --
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $747         $121         $342         $203         $1,089         $324
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ --         $ --         $  8         $ 12         $    8         $ 12
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         209                       127
                                     ==========                ==========


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2007
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     305    $      11   $      143    $       5   $        448    $      16
Residential mortgage-backed
  securities.......................         215            5           68            1            283            6
Commercial mortgage-backed
  securities.......................          16           --          174            6            190            6
Asset-backed securities............          51            6           17            3             68            9
Foreign corporate securities.......          78            4           23           --            101            4
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $665          $26         $425          $15         $1,090          $41
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ 18          $ 3         $ --          $--         $   18          $ 3
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         154                       103
                                     ==========                ==========



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                               DECEMBER 31, 2008
                                            -------------------------------------------------------
                                            COST OR AMORTIZED   GROSS UNREALIZED      NUMBER OF
                                                   COST               LOSS            SECURITIES
                                            -----------------  -----------------  -----------------
                                            LESS THAN  20% OR  LESS THAN  20% OR  LESS THAN  20% OR
                                               20%      MORE      20%      MORE      20%      MORE
                                            ---------  ------  ---------  ------  ---------  ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months......................   $    322  $  517    $    21  $  206         86     132
Six months or greater but less than nine
  months..................................        195       6         18       4         41       2
Nine months or greater but less than
  twelve months...........................        160      38         24      24         25       7
Twelve months or greater..................        170       5         23       4         40       2
                                            ---------  ------  ---------  ------
  Total...................................       $847    $566        $86    $238
                                            =========  ======  =========  ======
EQUITY SECURITIES:
Less than six months......................       $ --    $ --        $--    $ --         --      --
Six months or greater but less than nine
  months..................................         --      --         --      --         --      --
Nine months or greater but less than
  twelve months...........................         --      20         --      12         --       1
Twelve months or greater..................         --      --         --      --         --      --
                                            ---------  ------  ---------  ------
  Total...................................       $ --    $ 20        $--    $ 12
                                            =========  ======  =========  ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31, 2007
                                          ---------------------------------------------------------------
                                            COST OR AMORTIZED      GROSS UNREALIZED         NUMBER OF
                                                  COST                   LOSS              SECURITIES
                                          --------------------   -------------------   ------------------
                                           LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                              20%        MORE       20%        MORE       20%       MORE
                                          -----------   ------   ---------   -------   ---------   ------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................  $       431    $  11     $    11   $     4          88        5
Six months or greater but less than nine
  months................................          152       --           7        --          44       --
Nine months or greater but less than
  twelve months.........................           98       --           5        --          18       --
Twelve months or greater................          439       --          14        --         101       --
                                          -----------   ------   ---------   -------
  Total.................................       $1,120      $11         $37       $ 4
                                          ===========   ======   =========   =======
EQUITY SECURITIES:
Less than six months....................       $   --      $--         $--      $ --          --       --
Six months or greater but less than nine
  months................................           --       --          --        --          --       --
Nine months or greater but less than
  twelve months.........................           21       --           3        --           2       --
Twelve months or greater................           --       --          --        --          --       --
                                          -----------   ------   ---------   -------
  Total.................................       $   21      $--         $ 3       $--
                                          ===========   ======   =========   =======



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $86 million and $37 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 3%, respectively, of the cost or amortized cost of such securities. At December 31, 2008, there were no unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost. At December 31, 2007, $3 million of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 14% of the cost of such securities.

     At December 31, 2008, $238 million and $12 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 42% and 60% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $238 million, $206 million were related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. Of such unrealized losses of $12 million, all were related to equity securities that were in an unrealized loss position for a period of nine months or more. At December 31, 2007, $4 million of unrealized losses related to fixed maturity securities, with an unrealized loss position of 20% or more of cost or amortized cost, which

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


represented 36% of the cost or amortized cost of such fixed maturity securities, respectively. Of such unrealized losses all were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. The two fixed maturity securities represented 15%, or $47 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security represented all, or $12 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities with a gross unrealized loss of greater than $10 million at December 31, 2007. These securities with a gross unrealized loss greater than $10 million were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $12 million and $0 at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for nine months or more was $12 million as of December 31, 2008, all of which are financial services investment grade non-redeemable preferred securities that are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $336 million and $44 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
SECTOR:
Commercial mortgage-backed securities........................    29%    14%
U.S. corporate securities....................................    27     36
Residential mortgage-backed securities.......................    20     14
Asset-backed securities......................................    13     20
Foreign corporate securities.................................     8      9
Other........................................................     3      7
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===
INDUSTRY:
Mortgage-backed..............................................    49%    28%
Finance......................................................    23     35
Asset-backed.................................................    13     20
Consumer.....................................................     7     --
Utility......................................................     4      3
Industrial...................................................     1     13
Other........................................................     3      1
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities....................................  $(25)   $(6)  $(17)
Equity securities............................................    --     (1)    --
Other limited partnership interests..........................    --     --     (1)
Freestanding derivatives.....................................    81     15    (12)
Embedded derivatives.........................................   274     91    (30)
                                                               ----   ----   ----
  Net investment gains (losses)..............................  $330    $99   $(60)
                                                               ====   ====   ====



     See Note 6 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                   FIXED MATURITY
                                     SECURITIES           EQUITY SECURITIES             TOTAL
                               ----------------------  ----------------------  ----------------------
                                2008    2007    2006    2008    2007    2006    2008    2007    2006
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                            (IN MILLIONS)
Proceeds.....................   $464    $657   $1,051   $  --   $  --   $  --   $464    $657   $1,051
                               ======  ======  ======  ======  ======  ======  ======  ======  ======
Gross investment gains.......      1       1        4      --      --      --      1       1        4
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Gross investment losses......    (18)     (6)     (21)     --      --      --    (18)     (6)     (21)
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Writedowns
     Credit-related..........     (8)     (1)      --      --      (1)     --     (8)     (2)      --
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
  Net investment gains
     (losses)................   $(25)   $ (6)  $  (17)    $--     $(1)    $--   $(25)   $ (7)  $  (17)
                               ======  ======  ======  ======  ======  ======  ======  ======  ======



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $8 million and $2 million for the years ended December 31, 2008 and 2007, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses) during 2006. The substantial increase in 2008 over 2007 was driven by writedowns totaling $3 million of financial services industry securities holdings and $5 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans) all of which were fixed maturity securities.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Fixed maturity securities............................  $110     $118     $119
Equity securities....................................     1        1       --
Mortgage loans on real estate........................     5        5        5
Policy loans.........................................     2        2        2
Other limited partnership interests..................     1        1        1
Cash, cash equivalents and short-term investments....     4        8        7
Other................................................     1       --       --
                                                       ----     ----     ----
  Total investment income............................   124      135      134
Less: Investment expenses............................    16       31       28
                                                       ----     ----     ----
  Net investment income..............................  $108     $104     $106
                                                       ====     ====     ====



     Net investment income from other limited partnership interests represents distributions from other limited partnership interests accounted for under the cost method. Overall for 2008, the net amount recognized by the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

Company was a gain of $1 million resulting principally from gains on cost method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated investment expenses, included in the table above, were $1 million for each of the years ended December 31, 2008, 2007 and 2006. See
"-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $319 million and $523 million and an estimated fair value of $322 million and $525 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $324 million and $541 million at December 31, 2008 and 2007, respectively. Of this $324 million of cash collateral at December 31, 2008, $189 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $128 million and $7 million, respectively, were due within 30 days and 60 days. Of the $188 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $186 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $272 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $6 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $8 million and $7 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 3.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Agricultural mortgage loans...................   $  48      63.2%   $  40      54.1%
Commercial mortgage loans.....................      28      36.8       34      45.9
                                                ------   -------   ------   -------
Total mortgage loans on real estate...........     $76     100.0%     $74     100.0%
                                                ======   =======   ======   =======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Mortgage loans on real estate are collateralized by properties located in the United States. At December 31, 2008, 20%, 16% and 12% of the value of the Company's mortgage loans on real estate were located in District of Columbia, Alabama and Arizona, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $2 million at both December 31, 2008 and 2007.

     For each of the years ended December 31, 2008, 2007 and 2006, net investment income from other limited partnership interests was $1 million.

  OTHER INVESTED ASSETS

     At December 31, 2008 and 2007, the carrying value of freestanding derivatives with positive fair values, included in other invested assets, was $109 million and $28 million, respectively.

     See Note 3 regarding the freestanding derivatives with positive estimated fair values.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $2 million and $70 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool, which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $2 million, $4 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates............................................  $ --    $23   $127
Amortized cost of assets transferred to affiliates......   $--    $23   $129
Net investment gains (losses) recognized on transfers...   $--   $ --   $ (2)
Estimated fair value of assets transferred from
  affiliates............................................   $--    $--   $ 21

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                           DECEMBER 31, 2008                DECEMBER 31, 2007
                                    ------------------------------   ------------------------------
                                                  CURRENT MARKET                   CURRENT MARKET
                                                  OR FAIR VALUE                    OR FAIR VALUE
                                               -------------------              -------------------
                                    NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                                     AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                                    --------   --------   --------   --------   --------   --------
                                                             (IN MILLIONS)
Interest rate swaps...............   $   --      $ --       $ --      $    9      $ --       $ --
Interest rate floors..............    2,040       105         --       2,460        27         --
Foreign currency swaps............        8         4         --           8         1         --
Financial forwards................       --        --         --          25        --         --
Credit default swaps..............       41        --         --          30        --         --
                                     ------      ----       ----      ------      ----       ----
  Total...........................   $2,089      $109        $--      $2,532       $28        $--
                                     ======      ====       ====      ======      ====       ====



     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                          -------------------------------------------------------
                                                        AFTER        AFTER
                                                      ONE YEAR    FIVE YEARS
                                          ONE YEAR     THROUGH      THROUGH    AFTER TEN
                                           OR LESS   FIVE YEARS    TEN YEARS     YEARS      TOTAL
                                          --------   ----------   ----------   ---------   ------
                                                               (IN MILLIONS)
Interest rate floors....................  $     --     $     --      $ 2,040    $     --   $2,040
Foreign currency swaps..................        --           --           --           8        8
Credit default swaps....................        --           34            7          --       41
                                          --------   ----------   ----------   ---------   ------
  Total.................................       $--          $34       $2,047         $ 8   $2,089
                                          ========   ==========   ==========   =========   ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

     Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                DECEMBER 31, 2007
                              ------------------------------   ------------------------------
                                              FAIR VALUE                       FAIR VALUE
                                         -------------------              -------------------
                              NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                               AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                              --------   --------   --------   --------   --------   --------
                                                       (IN MILLIONS)
Fair value..................   $   --      $ --       $ --      $    8       $ 1       $ --
Cash flow...................        8         4         --           4        --         --
Non-qualifying..............    2,081       105         --       2,520        27         --
                               ------      ----       ----      ------       ---       ----
  Total.....................   $2,089      $109        $--      $2,532       $28        $--
                               ======      ====       ====      ======       ===       ====



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized insignificant net investment gains (losses) from settlement payments related to non-qualifying hedges for each of the years ended December 31, 2008, 2007 and 2006.

  FAIR VALUE HEDGES

     The Company designates and accounts for interest rate swaps to convert fixed rate investments to floating rate investments as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008 and 2007. The Company did not have any fair value hedges during the year ended December 31, 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities as cash flow hedges, when they have met the requirements of SFAS 133.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     For the year ended December 31, 2008, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was $4 million, which represents the net gain on the effective portion of cash flow hedges. For the years ended December 31, 2007 and 2006, the net amounts deferred in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and purchased floors to economically hedge its exposure to interest rates; (ii) foreign currency swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity variance swaps as a macro hedge on certain invested assets; and (v) credit default swaps to synthetically create investments.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                           YEARS ENDED DECEMBER
                                                                    31,
                                                          ----------------------
                                                          2008     2007     2006
                                                          ----     ----     ----
                                                               (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives........................................      $81      $15     $(12)


  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders....................  $569    $73
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...................  $226    $17

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Net investment gains (losses) (1).......................  $274    $91   $(30)


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $136 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 11 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments.

     At December 31, 2008, the Company was obligated to return cash collateral under its control of $61 million. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The Company had no cash collateral under its control at December 31, 2007.

     In addition, the Company may have exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $3 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            -----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS       WEIGHTED
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT       AVERAGE YEARS
CREDIT OBLIGATIONS (1)                           SWAPS        DEFAULT SWAPS (2)   TO MATURITY (3)
------------------------------------------  --------------   ------------------   ---------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................       $ --                $ 2                5.0
  Credit default swaps referencing
     indices..............................         --                 24                4.0
                                                 ----                ---
     Subtotal.............................         --                 26                4.1
                                                 ----                ---
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
B
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
                                                  $--                $26                4.1
                                                 ====                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                          DAC   VOBA   TOTAL
                                                         ----   ----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006.............................  $441   $163    $604
  Capitalizations......................................    80     --      80
                                                         ----   ----    ----
       Subtotal........................................   521    163     684
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................   (13)    (3)    (16)
     Other expenses....................................    85    (17)     68
                                                         ----   ----    ----
       Total amortization..............................    72    (20)     52
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    --     (1)     (1)
                                                         ----   ----    ----
Balance at December 31, 2006...........................   449    184     633
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   538    184     722
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    34      6      40
     Other expenses....................................    63     25      88
                                                         ----   ----    ----
       Total amortization..............................    97     31     128
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    (3)    (1)     (4)
                                                         ----   ----    ----
Balance at December 31, 2007...........................   444    154     598
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   533    154     687
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    31     --      31
     Other expenses....................................   117     35     152
                                                         ----   ----    ----
       Total amortization..............................   148     35     183
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........   (50)   (13)    (63)
                                                         ----   ----    ----
Balance at December 31, 2008...........................  $435   $132    $567
                                                         ====   ====    ====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $17 million in 2009, $15 million in 2010, $14 million in 2011, $12 million in 2012, and $11 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                       POLICYHOLDER         OTHER
                                    FUTURE POLICY        ACCOUNT         POLICYHOLDER
                                       BENEFITS          BALANCES           FUNDS
                                   ---------------   ---------------   ---------------
                                                       DECEMBER 31,
                                   ---------------------------------------------------
                                    2008     2007     2008     2007     2008     2007
                                   ------   ------   ------   ------   ------   ------
                                                      (IN MILLIONS)
Traditional life.................   $  8     $  8    $   --   $   --    $ --     $ --
Variable & universal life........     --       --       130      134       1        3
Annuities........................    364      284     2,660    2,033      45       31
                                    ----     ----    -- ---   -- ---    ----     ----
Total............................   $372     $292    $2,790   $2,167     $46      $34
                                    ====     ====    == ===   == ===    ====     ====



  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Balance at January 1,..................................  $ 90      $80     $ 75
Capitalization.........................................    18       19       19
Amortization...........................................   (20)      (9)     (14)
                                                         ----      ---     ----
Balance at December 31,................................  $ 88      $90     $ 80
                                                         ====      ===     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $6,633 million and $9,432 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $141 million, $138 million and $115 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts is as follows:

                                                                  DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2008                             2007
                                        ------------------------------   ------------------------------
                                            IN THE             AT            IN THE             AT
                                        EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                        --------------   -------------   --------------   -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value................     $   2,382             N/A        $   2,635             N/A
Net amount at risk (2)................     $     675 (3)         N/A        $      10 (3)         N/A
Average attained age of
  contractholders.....................      62 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value................     $   5,390       $   4,239        $   8,070       $   5,516
Net amount at risk (2)................     $   2,256 (3)   $   2,003 (4)    $     225 (3)   $      89 (4)
Average attained age of
  contractholders.....................      62 years        62 years         63 years        62 years


--------

   (1) The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts is as follows:

                                                                  ANNUITY
                                                                 CONTRACTS
                                                               -------------
                                                                 GUARANTEED
                                                               ANNUITIZATION
                                                                  BENEFITS
                                                               -------------
                                                               (IN MILLIONS)
Balance at January 1, 2006...................................     $     --
Incurred guaranteed benefits.................................           --
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2006.................................           --
Incurred guaranteed benefits.................................            8
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2007.................................            8
Incurred guaranteed benefits.................................           41
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2008.................................          $49
                                                               =============


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Excluded from the table above are guaranteed annuitization benefit liabilities on the Company's annuity contracts of $67 million, $21 million and $24 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Mutual Fund Groupings
  Equity..................................................  $4,134   $4,670
  Balanced................................................   1,838    4,073
  Bond....................................................     346      445
  Money Market............................................     242      125
  Specialty...............................................      30       58
                                                            ------   ------
     Total................................................  $6,590   $9,371
                                                            ======   ======



6.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company reinsures 90% of its new production of fixed annuities to an affiliated reinsurer. The Company reinsures 100% of the living and death benefit riders associated with its variable annuities issued since 2001 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums....................................  $  9     $ 13     $ 65
  Reinsurance ceded..................................    --       (1)      --
                                                       ----     ----     ----
     Net premiums....................................  $  9     $ 12     $ 65
                                                       ====     ====     ====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees.....................................  $191     $201     $177
  Reinsurance ceded..................................   (31)     (39)     (34)
                                                       ----     ----     ----
     Net universal life and investment-type product
       policy fees...................................  $160     $162     $143
                                                       ====     ====     ====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims............  $150     $ 43     $ 99
  Reinsurance ceded..................................   (61)      (7)      (8)
                                                       ----     ----     ----
     Net policyholder benefits and claims............  $ 89     $ 36     $ 91
                                                       ====     ====     ====



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                             2008      2007
                                                            ------   -------
                                                              (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $    7   $    --
Claim recoverables........................................       1        --
                                                            ------   -------
  Total...................................................  $    8      $ --
                                                            ======   =======
AFFILIATED RECOVERABLES:
Deposit recoverables......................................  $1,033      $738
Future policy benefit recoverables........................     636       103
Claim recoverables........................................       4         1
All other recoverables....................................      32        58
                                                            ------   -------
  Total...................................................  $1,705      $900
                                                            ======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. At December 31, 2008, the Company has $276 million of affiliated reinsurance recoverable balances secured through irrevocable letters of credit issued and $139 million of affiliated reinsurance recoverable balances secured by funds held in trust as collateral.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's five largest unaffiliated reinsurers account for $8 million, or 100%, of its total unaffiliated reinsurance recoverable balances at December 31, 2008.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were insignificant at both December 31, 2008 and 2007. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $91 million and $5 million at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including Metropolitan Life Insurance Company ("MLIC") and Exeter Reassurance Company, Ltd. The Company also has reinsurance agreements with Reinsurance Group of America, Incorporated, ("RGA"), a former affiliate, which was split-off from MetLife in September 2008. The table below includes amounts related to transactions with RGA through the date of the split-off.

     The following table reflects related party reinsurance information:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2008   2007   2006
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Ceded fees, included in universal life and investment-
  type product policy fees...............................   $30    $38    $33
Income from deposit contracts, included in other
  revenues...............................................   $29    $45    $45
Ceded benefits, included in policyholder benefits and
  claims.................................................   $61    $ 7    $ 8
Interest costs on ceded reinsurance, included in other
  expenses...............................................   $(1)   $(2)   $(2)


     The Company has ceded risks to an affiliate related to guaranteed minimum benefit riders written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $569 million and $73 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $496 million, $110 million and ($36) million, respectively, in changes in fair value of such embedded derivatives.

7.  INCOME TAX

     The provision (benefit) for income tax is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Current:
  Federal.............................................  $(36)     $(4)    $(81)
Deferred:
  Federal.............................................   108       27       64
                                                        ----      ---     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====      ===     ====


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision (benefit) at the U.S. statutory rate to the provision (benefit) for income tax as reported is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Tax provision at U.S. statutory rate..................  $ 82     $ 33     $ (4)
Tax effect of:
  Tax-exempt investment income........................   (10)      (9)      (9)
  Prior year tax......................................    --       (2)      (3)
  Other, net..........................................    --        1       (1)
                                                        ----     ----     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====     ====     ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $  --   $  73
  Net unrealized investment losses.........................     84       7
  Other....................................................      1       1
                                                             -----   -----
                                                                85      81
                                                             -----   -----
Deferred income tax liabilities:
  Investments..............................................     35      13
  Policyholder liabilities and receivables.................     24      --
  DAC......................................................    173     184
                                                             -----   -----
                                                               232     197
                                                             -----   -----
Net deferred income tax liability..........................  $(147)  $(116)
                                                             =====   =====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $84 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     Effective January 1, 2006, the Company joined with MetLife and its includable affiliates in filing a federal income tax return. The Company participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the tax sharing agreement, the amount due from affiliates is $33 million and $2 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $10 million and $9 million, respectively, related to the separate account DRD.

8.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $8 million, and a related asset for premium tax offsets of $800 thousand for undiscounted future assessments in respect of impaired, insolvent or failed insurers. At December 31, 2007, the Company also held a receivable of $7 million, recorded in other assets, for reimbursement of assessments incurred in a prior acquisition. There were no such receivables at December 31, 2008.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amount of this unfunded commitment was $1 million at December 31, 2008. The Company did not have unfunded commitments at December 31, 2007. The Company anticipates that this amount will be invested in partnerships over the next five years.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

     See Note 3 for further disclosures related to credit default swap obligations.

9.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received a cash contribution of $50 million from MetLife during the year ended December 31, 2008. There were no contributions received for the years ended December 31, 2007 and 2006.

  STATUTORY EQUITY AND INCOME

     The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Statutory net income (loss) of the Company, as filed with the Department, was ($35) million, $40 million and $116 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $398 million and $329 million at December 31, 2008 and 2007, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, the maximum amount of dividends the Company is permitted to pay, without prior insurance regulatory clearance, is the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since the Company's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2009 without prior approval of the Missouri Commissioner of Insurance.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(305)  $ (27)   $(22)
Income tax effect of holding gains (losses)..........    107       9       8
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................     26       7      18
  Amortization of premiums and accretion of discounts
     associated with investments ....................     (3)     --       4
  Income tax effect..................................     (8)     (3)     (8)
Allocation of holding losses on investments relating
  to other policyholder amounts......................     63       4       1
Income tax effect of allocation of holding losses to
  other policyholder amounts.........................    (22)     (1)     --
                                                       -- --   -- --    - --
Other comprehensive income (loss)....................  $(142)   $(11)   $  1
                                                       == ==   == ==    = ==



10.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Compensation.........................................   $ 18    $ 16    $ 14
Commissions..........................................     85      95      82
Amortization of DAC and VOBA.........................    183     128      52
Capitalization of DAC................................    (89)    (89)    (80)
Insurance tax........................................      2       3       3
Other................................................     45      52      51
                                                        ----    ----    ----
Total other expenses.................................   $244    $205    $122
                                                        ====    ====    ====



     For the years ended December 31, 2008, 2007 and 2006, commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 6. See also Note 12 for discussion of affiliated expenses included in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     See Note 4 for a rollforward of DAC including impacts of amortization and capitalization.

11.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                                              ESTIMATED
                                                       NOTIONAL    CARRYING      FAIR
DECEMBER 31, 2007                                       AMOUNT      VALUE       VALUE
-----------------                                     ---------   ---------   ---------
                                                                (IN MILLIONS)
Assets:
  Fixed maturity securities.........................               $ 2,017     $ 2,017
  Equity securities.................................                $   18      $   18
  Mortgage loans on real estate.....................                $   74      $   76
  Policy loans......................................                $   29      $   29
  Short-term investments............................                $   74      $   74
  Cash and cash equivalents.........................                $   81      $   81
  Accrued investment income.........................                $   20      $   20
Liabilities:
  Policyholder account balances.....................                $2,033      $1,956
  Payables for collateral under securities loaned
     transactions...................................                $  541      $  541


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Payables for Collateral Under Securities Loaned Transactions -- The estimated fair value for payables for collateral under securities loaned transactions approximates carrying value.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial forwards, interest rate, credit default and foreign currency swaps and interest rate floors are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

                                                                                ESTIMATED
                                                         NOTIONAL    CARRYING      FAIR
DECEMBER 31,  2008                                        AMOUNT      VALUE       VALUE
------------------                                      ---------   ---------   ---------
                                                                  (IN MILLIONS)
Assets:
  Fixed maturity securities..........................                 $1,576      $1,576
  Equity securities..................................                 $    9      $    9
  Mortgage loans on real estate......................                 $   76      $   78
  Policy loans.......................................                 $   28      $   35
  Other limited partnership interests................                 $    2      $    2
  Short-term investments.............................                 $  189      $  189
  Other invested assets (1)..........................     $2,075      $  109      $  109
  Cash and cash equivalents..........................                 $  517      $  517
  Accrued investment income..........................                 $   16      $   16
  Premiums and other receivables (2).................                 $1,057      $  898
  Separate account assets............................                 $6,633      $6,633
  Net embedded derivatives within asset host
     contracts (3)...................................                 $  569      $  569
Liabilities:
  Policyholder account balances (2)..................                 $1,874      $1,627
  Payables for collateral under securities loaned and
     other transactions..............................                 $  385      $  385
  Other liabilities: (2)
     Derivative liabilities..........................     $   14      $   --      $   --
     Other...........................................                 $    1      $    1
  Net embedded derivatives within liability host
     contracts (3)...................................                 $  226      $  226


--------

   (1) Other invested assets is comprised of freestanding derivatives with positive estimated fair values.

   (2) Carrying values presented herein differ from those presented on the balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the balance sheet is comprised of freestanding derivatives with positive estimated fair values. The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the financial statements but excluded from this caption in the preceding table as they are separately presented.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheet in accordance with SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts are comprised of actively traded mutual

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


funds. The fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, modified guaranteed annuities and fixed term payout annuities. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's claims paying ability.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; interest due on cash collateral held in relation to securities lending; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest due on cash collateral held in relation to securities lending. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders and certain affiliated ceded reinsurance contracts related to such variable annuity riders. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the financial statements and respective changes in estimated fair value could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                   DECEMBER 31, 2008
                                               --------------------------------------------------------
                                                        FAIR VALUE MEASUREMENTS AT
                                                           REPORTING DATE USING
                                               --------------------------------------------
                                                 QUOTED PRICES
                                               IN ACTIVE MARKETS  SIGNIFICANT
                                                 FOR IDENTICAL       OTHER      SIGNIFICANT
                                                   ASSETS AND      OBSERVABLE  UNOBSERVABLE     TOTAL
                                                  LIABILITIES        INPUTS       INPUTS      ESTIMATED
                                                   (LEVEL 1)       (LEVEL 2)     (LEVEL 3)   FAIR VALUE
                                               -----------------  -----------  ------------  ----------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities..................        $   --          $  618        $  8        $  626
  Residential mortgage-backed securities.....            --             306           5           311
  Commercial mortgage-backed securities......            --             215          --           215
  U.S. Treasury/agency securities............            72             114          --           186
  Asset-backed securities....................            --             122          25           147
  Foreign corporate securities...............            --              64          19            83
  Foreign government securities..............            --               8          --             8
                                                     ------          ------        ----        ------
     Total fixed maturity securities.........            72           1,447          57         1,576
                                                     ------          ------        ----        ------
Equity securities:
  Non-redeemable preferred stock.............            --              --           9             9
                                                     ------          ------        ----        ------
     Total equity securities.................            --              --           9             9
                                                     ------          ------        ----        ------
Short-term investments.......................           144              45          --           189
Derivative assets (1)........................            --             109          --           109
Net embedded derivatives within asset host
  contracts (2)..............................            --              --         569           569
Separate account assets (3)..................         6,633              --          --         6,633
                                                     ------          ------        ----        ------
     Total assets............................        $6,849          $1,601        $635        $9,085
                                                     ======          ======        ====        ======
LIABILITIES
Net embedded derivatives within liability
  host contracts (2).........................        $   --          $   --        $226        $  226
                                                     ======          ======        ====        ======



--------

   (1) Derivative assets are presented within other invested assets on the balance sheet.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

   (3) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities and certain short-term money market securities. Separate account assets classified within this level principally include mutual funds.

     Level 2 This category includes fixed maturity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, foreign government securities and asset-backed securities. Short-term investments included within Level 2 are of a similar nature to these fixed maturity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used, are observable; including interest rate floors, foreign currency swaps and credit default swaps.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; and asset backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes: credit default swaps having unobservable credit correlations and priced through independent broker quotations. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............     $115         $ --        $115         $ (8)          $(29)          $(27)           $ 6        $ 57
Equity securities........       18           --          18           --             (9)            --             --           9
Net embedded derivatives
  (6)....................       56           30          86          244             --             13             --         343


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $30 million increase to net assets. Such amount was also impacted by a decrease to DAC of $10 million for a total impact of $20 million on Level 3 assets and liabilities and also reflects the total net impact of the adoption of SFAS 157, as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                      TOTAL GAINS AND LOSSES
                                           --------------------------------------------
                                            CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN EARNINGS
                                           --------------------------------------------
                                               NET               NET
                                            INVESTMENT       INVESTMENT
                                              INCOME       GAINS (LOSSES)      TOTAL
                                           -----------     --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities................    $     --         $      (8)     $      (8)
Net embedded derivatives.................          --               244            244


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                               CHANGES IN UNREALIZED GAINS (LOSSES)
                                            RELATING TO ASSETS AND LIABILITIES HELD AT
                                                         DECEMBER 31, 2008
                                            ------------------------------------------
                                                NET             NET
                                             INVESTMENT     INVESTMENT
                                               INCOME     GAINS (LOSSES)      TOTAL
                                            -----------   --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities.................    $     --       $      (8)     $      (8)
Net embedded derivatives..................          --             244            244


12.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC who provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $31 million, $37 million and $24 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $21 million, $20 million and $30 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $61 million, $94 million and $80 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company has entered into a service agreement with MDC, in which the Company agrees to provide certain administrative services to MDC. MDC agrees to compensate the Company for the administrative services provided in accordance with the terms of the agreements. The Company received fee revenue of $14 million, $15 million and $16 million, included in other revenues, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $22 million, $21 million and $25 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $21 million and $11 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note 6.

     See Notes 2, 5 and 6 for additional related party transactions.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of General American Life Insurance
Company:

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 09, 2009

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      2008      2007
                                                                    -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair
     value (amortized cost: $6,582 and $7,508, respectively).....   $ 6,140   $ 7,919
  Equity securities available-for-sale, at estimated fair value
     (cost: $166 and $31, respectively)..........................       135        31
  Mortgage loans on real estate..................................       219       241
  Policy loans...................................................     1,691     1,657
  Real estate and real estate joint ventures held-for-
     investment..................................................        55        55
  Other limited partnership interests............................        81        33
  Short-term investments.........................................       514       237
  Other invested assets..........................................       126        80
                                                                    -------   -------
     Total investments...........................................     8,961    10,253
Cash and cash equivalents........................................       152       103
Accrued investment income........................................        99       107
Premiums and other receivables...................................     2,177     2,154
Deferred policy acquisition costs and value of business
  acquired.......................................................       279       137
Current income tax recoverable...................................        23       119
Deferred income tax assets.......................................       210        --
Other assets.....................................................       136       140
Assets of subsidiary held-for-sale...............................        --    22,037
Separate account assets..........................................     1,484     2,080
                                                                    -------   -------
     Total assets................................................   $13,521   $37,130
                                                                    =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits.........................................   $ 5,176   $ 5,197
  Policyholder account balances..................................     4,143     4,134
  Other policyholder funds.......................................       249       229
  Policyholder dividends payable.................................       107       102
  Short-term debt -- affiliated..................................        --        50
  Long-term debt.................................................       101       101
  Deferred income tax liability..................................        --        32
  Payables for collateral under securities loaned and other
     transactions................................................       806     1,438
  Other liabilities..............................................       446       531
  Liabilities of subsidiary held-for-sale........................        --    19,958
  Separate account liabilities...................................     1,484     2,080
                                                                    -------   -------
     Total liabilities...........................................    12,512    33,852
                                                                    -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 10)

STOCKHOLDER'S EQUITY:
Common stock, par value $1.00 per share; 5,000,000 shares
  authorized; 3,000,000 shares issued and outstanding............         3         3
Additional paid-in capital.......................................     1,243     1,849
Retained earnings................................................        71       969
Accumulated other comprehensive income (loss)....................      (308)      457
                                                                    -------   -------
     Total stockholder's equity..................................     1,009     3,278
                                                                    -------   -------
     Total liabilities and stockholder's equity..................   $13,521   $37,130
                                                                    =======   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                              2008    2007    2006
                                                             ------   ----   ------
REVENUES
Premiums...................................................  $  284   $308   $  299
Universal life and investment-type product policy fees.....     160    188      226
Net investment income......................................     474    511      521
Other revenues.............................................       6     37       10
Net investment gains (losses)..............................     137    (91)     (21)
                                                             ------   ----   ------
  Total revenues...........................................   1,061    953    1,035
                                                             ------   ----   ------
EXPENSES
Policyholder benefits and claims...........................     454    485      445
Interest credited to policyholder account balances.........     140    147      151
Policyholder dividends.....................................     168    163      170
Other expenses.............................................      84     77      143
                                                             ------   ----   ------
  Total expenses...........................................     846    872      909
                                                             ------   ----   ------
Income from continuing operations before provision for
  income tax...............................................     215     81      126
Provision for income tax...................................      95     39       44
                                                             ------   ----   ------
Income from continuing operations..........................     120     42       82
Income (loss) from discontinued operations, net of income
  tax......................................................    (295)   157      150
                                                             ------   ----   ------
Net income (loss)..........................................  $ (175)  $199   $  232
                                                             ======   ====   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE
                                                                                  INCOME (LOSS)
                                                                      -------------------------------------
                                                                          NET
                                                                      UNREALIZED     FOREIGN       DEFINED
                                              ADDITIONAL              INVESTMENT     CURRENCY      BENEFIT
                                     COMMON     PAID-IN    RETAINED      GAINS     TRANSLATION      PLANS
                                      STOCK     CAPITAL    EARNINGS    (LOSSES)    ADJUSTMENTS   ADJUSTMENT    TOTAL
                                     ------   ----------   --------   ----------   -----------   ----------   -------
Balance at January 1, 2006.........      $3       $1,836      $ 556        $ 431         $  41          $(4)  $ 2,863
Sale of subsidiary (Note 2)........                   (9)                                                          (9)
Equity transactions of majority
  owned subsidiary.................                   12                                                           12
Dividends on common stock..........                             (13)                                              (13)
Comprehensive income:
  Net income.......................                             232                                               232
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (62)                                 (62)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         11                     11
     Additional minimum pension
       liability adjustment, net of
       income tax..................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                               (50)
                                                                                                              -------
  Comprehensive income.............                                                                               182
                                                                                                              -------
  Adoption of SFAS 158, net of
     income tax....................                                                                      (1)       (1)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2006.......       3        1,839        775          369            52           (4)    3,034
Cumulative effect of a change in
  accounting principle, net of
  income tax (Note 1)..............                              (5)                                               (5)
                                         --       ------      -----        -----         -----          ---   -------
Balance at January 1, 2007.........       3        1,839        770          369            52           (4)    3,029
Equity transactions of majority
  owned subsidiary.................                   10                                                           10
Comprehensive income:
  Net income.......................                             199                                               199
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (21)                                 (21)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         60                     60
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                                40
                                                                                                              -------
  Comprehensive income.............                                                                               239
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2007.......       3        1,849        969          348           112           (3)    3,278
Equity transactions of majority
  owned subsidiary.................                  (11)                                                         (11)
Dividend of interests in subsidiary
  (Note 2).........................                 (595)      (723)                                           (1,318)
Comprehensive loss:
  Net loss.........................                            (175)                                             (175)
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                         (647)                                (647)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                       (122)                  (122)
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       4         4
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                              (765)
                                                                                                              -------
  Comprehensive loss...............                                                                              (940)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2008.......      $3       $1,243      $  71        $(299)        $ (10)         $ 1   $ 1,009
                                         ==       ======      =====        =====         =====          ===   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  $  (175)  $   199   $   232
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization expenses..............        7         7         8
     Amortization of premiums and accretion of discounts
       associated with investments, net..................      (32)      (33)      (13)
     (Gains) losses from sales of investments and
       businesses, net...................................      502       268        14
     Interest credited to policyholder account balances..      248       409       405
     Universal life and investment-type product policy
       fees..............................................     (160)     (188)     (226)
     Change in premiums and other receivables............     (116)     (226)     (511)
     Change in deferred policy acquisition costs, net....     (262)     (339)     (306)
     Change in insurance-related liabilities.............      294     1,348       963
     Change in income tax payable........................      124        65       194
     Change in other assets..............................      (96)      117        87
     Change in other liabilities.........................      257       432        97
     Other, net..........................................       (2)        3       (24)
                                                           -------   -------   -------
Net cash provided by operating activities................      589     2,062       920
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................    3,221     2,974     4,623
     Equity securities...................................       41        34        68
     Mortgage loans on real estate.......................       74        26        87
     Real estate and real estate joint ventures..........       --         1        --
     Other limited partnership interests.................        4         1         5
  Purchases of:
     Fixed maturity securities...........................   (3,167)   (4,116)   (6,056)
     Equity securities...................................      (59)      (12)      (40)
     Mortgage loans on real estate.......................       (5)     (129)     (160)
     Real estate and real estate joint ventures..........       (2)       (1)       (3)
     Other limited partnership interests.................      (66)      (19)       --
  Net change in short-term investments...................     (255)      123      (282)
  Proceeds from sales of businesses, net of cash disposed
     of $0, $0 and $5, respectively......................       --        --        71
  Dividend of subsidiary.................................     (270)       --        --
  Net change in other invested assets....................     (416)     (976)     (705)
  Other, net.............................................      (24)      (43)      (50)
                                                           -------   -------   -------
Net cash used in investing activities....................  $  (924)  $(2,137)  $(2,442)
                                                           -------   -------   -------




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                              2008     2007     2006
                                                            -------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.............................................  $ 1,379   $1,147   $1,446
     Withdrawals..........................................     (714)    (986)    (828)
  Net change in payables for collateral under securities
     loaned and other transactions........................     (632)    (204)     259
  Net change in short-term debt -- affiliated.............      (50)      50       --
  Long-term debt issued...................................       --      297       --
  Long-term debt repaid...................................       (3)     (79)    (100)
  Collateral financing arrangements issued................       --       --      850
  Dividends on common stock...............................       --       --      (13)
  Debt issuance costs.....................................       --       --      (13)
  Other, net..............................................       --       --       10
                                                            -------   ------   ------
Net cash (used in) provided by financing activities.......      (20)     225    1,611
                                                            -------   ------   ------
Change in cash and cash equivalents.......................     (355)     150       89
Cash and cash equivalents, beginning of year..............      507      357      268
                                                            -------   ------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $   152   $  507   $  357
                                                            =======   ======   ======
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.......................................  $   404   $  164   $  129
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR.................................................  $    --   $  404   $  164
                                                            =======   ======   ======
Cash and cash equivalents, from continuing operations,
  beginning of year.......................................  $   103   $  193   $  139
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR.................................................  $   152   $  103   $  193
                                                            =======   ======   ======
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.............................................  $    84   $  129   $   73
                                                            =======   ======   ======
     Income tax...........................................  $   (26)  $  (85)  $   --
                                                            =======   ======   ======
  Non-cash transactions during the year:
     Business dispositions:
       Assets disposed....................................  $    --   $   --   $  321
       Less: liabilities disposed.........................       --       --      236
                                                            -------   ------   ------
       Net assets disposed................................       --       --       85
       Less: cash disposed................................       --       --        5
                                                            -------   ------   ------
       Business disposition, net of cash disposed.........  $    --   $   --   $   80
                                                            =======   ======   ======
     Dividend of subsidiary:
       Assets disposed....................................  $22,135   $   --   $   --
       Less: liabilities disposed.........................   20,689       --       --
                                                            -------   ------   ------
       Net assets disposed................................    1,446       --       --
       Add: cash disposed.................................      270       --       --
       Less: dividend of interests in subsidiary..........    1,318       --       --
                                                            -------   ------   ------
       Loss on dividend of interests in subsidiary........  $   398   $   --   $   --
                                                            =======   ======   ======
     Return of capital to parent from sale of subsidiary..  $    --   $   --   $   (9)
                                                            =======   ======   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (collectively the "Company"), is a wholly-owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. GenAmerica is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MLIC"), which is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals and group insurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in 49 states, Puerto Rico, and the District of Columbia.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American and its subsidiaries. Intercompany accounts and transactions have been eliminated.

     See Note 2 for discussion concerning the dispositions of certain subsidiaries.

     The Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include trust preferred securities and other limited partnership interests. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2008 presentation. See Note 14 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii) investment impairments;

          (iii) the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (v) the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix) accounting for reinsurance transactions;

          (x) accounting for employee benefit plans; and

          (xi) the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

       Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

       Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale. Available-for-sale securities are reported at estimated fair value with unrealized investment gains and losses on these securities recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in an affiliated money market pool.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values and tax credit partnerships.

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are accounted for under the equity method. The Company reports the equity in earnings of tax credit partnerships in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities, certain structured investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and futures, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives. The Company's embedded derivatives are substantially held by Reinsurance Group of America, Incorporated ("RGA"), a majority-owned subsidiary, and are included in assets of subsidiaries held-for-sale and liabilities of subsidiaries held-for-sale. See
Note 2.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See Note 2.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of property, equipment and leasehold improvements was $74 million and $75 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $60 million and $58 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $2 million, $3 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $27 million and $25 million at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $21 million and $19 million at December 31, 2008 and 2007, respectively. Related amortization expense was $2 million, $2 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions, agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed, management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $35 million at both December 31, 2008 and 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of: (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 72% of General American's life insurance in-force, and 75% of the number of life insurance policies in-force, at both December 31, 2008 and 2007. Participating policies represented approximately 95% and 94%, 95% and 94%, and 99% and 99% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities is 5%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 6%.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's ("S&P") 500 Index experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees and in the establishment of the related liabilities result in variances in profit and could result

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; plus (ii) credited interest, ranging from 3% to 6%, less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death and disability claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

  Income Taxes

     General American joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code").

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii) future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 9) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company's employees, who meet specified eligibility requirements, participate in pension, other postretirement and postemployment plans. These benefit plans are accounted for following the guidance outlined in SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, SFAS No. 112, Employers Accounting for Postemployment Benefits -- An Amendment of FASB Statements No. 5 and No. 43 and as of December 31, 2006, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and SFAS No. 132(r) ("SFAS 158"). The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates, and mortality. Management, in consultation with its external actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS 158. Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the benefit obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs as of December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income (loss). Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur. The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See
Note 2.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, short term investments and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. At January 1, 2008, adopting SFAS 157 did not have a material impact on the Company's consolidated financial statements. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). Note 15 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 had no impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 had no impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no change in the interest liability for unrecognized tax benefits, offset by $11 million of minority interest included in liabilities of subsidiary held-for-sale, resulting in no corresponding change to the January 1, 2007 balance of retained earnings. See also Note 9.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of ($5) million, net of income tax of ($3) million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, the Company adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

          (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs as of the end of the year of adoption;

          (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

          (iv) measurement of benefit plan assets and obligations as of the date of the statement of financial position; and

          (v) disclosure of additional information about the effects on the employer's statement of financial position.

     The adoption of SFAS 158 resulted in a reduction of $1 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 11.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife completed a tax-free split-off of RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. General American retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities available for sale in the Company's consolidated financial statements at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. General American has agreed to dispose of the remaining shares of RGA within the next five years. In connection with General American's agreement to dispose of the remaining shares, General American also recognized, in its

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. See Note 14 for reclassifications related to discontinued operations.

  DISPOSITION OF PARAGON LIFE INSURANCE COMPANY

     On May 1, 2006, the Company sold Paragon Life Insurance Company ("Paragon") to its ultimate parent, MetLife. The Company received consideration of $71 million, net of cash sold of $5 million. Immediately following the sale, MetLife merged Paragon with and into MLIC. The amount received below book value was recorded as a return of capital to MLIC of $9 million. Total revenues of Paragon included in the Company's consolidated revenues were $23 million for the year ended December 31, 2006.

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                             DECEMBER 31, 2008
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,434    $ 36      $235     $2,235      36.4%
Residential mortgage-backed securities......     1,063      19       121        961      15.7
Foreign corporate securities................       900      53       121        832      13.5
Foreign government securities...............       592     196        14        774      12.6
Commercial mortgage-backed securities.......       876       1       215        662      10.8
U.S. Treasury/agency securities.............       292      80        --        372       6.1
Asset-backed securities.....................       409      --       120        289       4.7
State and political subdivision securities..        16      --         1         15       0.2
Other fixed maturity securities.............        --      --        --         --       0.0
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $6,582    $385      $827     $6,140     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $  157    $ --      $ 28     $  129      95.6
Non-redeemable preferred stock(1)...........         9      --         3          6       4.4
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $  166    $ --      $ 31     $  135     100.0%
                                                ======    ====      ====     ======     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                             DECEMBER 31, 2007
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,559    $ 99      $ 66     $2,592      32.7%
Residential mortgage-backed securities......     1,728      13        14      1,727      21.8
Foreign corporate securities................       945     135        13      1,067      13.5
Foreign government securities...............       598     294         2        890      11.2
Commercial mortgage-backed securities.......       876      11        14        873      11.0
U.S. Treasury/agency securities.............       369      13        --        382       4.8
Asset-backed securities.....................       326       1        17        310       3.9
State and political subdivision securities..         4      --        --          4       0.2
Other fixed maturity securities.............       103      --        29         74       0.9
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $7,508    $566      $155     $7,919     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $   17    $ --      $ --     $   17      54.8
Non-redeemable preferred stock(1)...........        14       1         1         14      45.2
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $   31    $  1      $  1     $   31     100.0%
                                                ======    ====      ====     ======     =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $3 million and $12 million, respectively. In addition, the Company held $3 million and $2 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $33 million and $74 million, respectively.

   (2) At December 31, 2008 and 2007 the Company also held $65 million and $113 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $623 million and $831 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $209 million and $229 million at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($55) million and $10 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $2 million and less than $1 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $59 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $35 million, $11 million, $9 million and $4 million, are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities and residential mortgage-backed securities, respectively, and 3% and 92% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately 85% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $372 million and $382 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate securities (36.4%), residential mortgage-backed securities (15.7%), and foreign corporate securities (13.5%); and at December 31, 2007 were U.S. corporate securities (32.7%), residential mortgage-backed securities (21.8%), and foreign corporate securities (13.5%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $3,067 million and $3,659 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $76 million and $84 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $442 million and $467 million, respectively, the total of these ten issuers being less than 5% of the Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign(1)..................................    $  832      27.1%    $1,067      29.2%
Industrial..................................       527      17.2        582      15.9
Utility.....................................       514      16.8        512      14.0
Finance.....................................       441      14.4        697      19.0
Consumer....................................       421      13.7        522      14.3
Communications..............................       140       4.6        198       5.4
Other.......................................       192       6.2         81       2.2
                                                ------     -----     ------     -----
  Total.....................................    $3,067     100.0%    $3,659     100.0%
                                                ======     =====     ======     =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......     $796       82.8%    $1,094      63.3%
  Pass-through securities...................      165       17.2        633      36.7
                                                 ----      -----     ------     -----
Total residential mortgage-backed
  securities................................     $961      100.0%    $1,727     100.0%
                                                 ====      =====     ======     =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 65%, 23%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $843 million and $1,726 million, respectively, or 88% and 99% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure at estimated fair value was $118 million and $197 million, respectively, with an unrealized loss of $58 million and $4 million respectively. At December 31, 2008 and 2007, $72 million and $197 million, respectively, or 61% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 25% 2007 vintage year, 40% 2006 vintage year and 35% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $662 million and $873 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $575 million and $695 million, respectively, of the estimated fair value, or 87% and 80%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
87% Aaa, 11% Aa and 2% A. At December 31, 2008, 95% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $10 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $289 million and $310 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $203 million and $158 million, respectively, or 70% and 51%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, residential mortgage-backed securities backed by sub-prime mortgage loans and automobile receivables of 56%, 10%, 6% and 6% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $18 million and $39 million, respectively, and unrealized losses of $26 million and $7 million, respectively. At December 31, 2008, 50% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 23% and 77% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer in its equity securities holdings, except for the RGA shares retained, which had an estimated fair value of $128 million or 13% of the Company's stockholder's equity. See
Note 2.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $  132      $  131       $  105      $  113
Due after one year through five years...       823         808        1,198       1,261
Due after five years through ten years..     1,050       1,010          905         955
Due after ten years.....................     2,229       2,279        2,370       2,680
                                            ------      ------       ------      ------
  Subtotal..............................     4,234       4,228        4,578       5,009
Mortgage-backed and other asset-backed
  securities............................     2,348       1,912        2,930       2,910
                                            ------      ------       ------      ------
  Total fixed maturity securities.......    $6,582      $6,140       $7,508      $7,919
                                            ======      ======       ======      ======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $(442)    $ 894     $ 852
Equity securities...................................    (31)      (19)        5
Derivatives.........................................     (3)       (3)       (2)
Minority interest...................................     --      (150)     (159)
Short-term investments..............................    (45)       --        --
Other...............................................     --       (28)      (20)
                                                      -----     -----     -----
  Subtotal..........................................   (521)      694       676
                                                      -----     -----     -----
Amounts allocated from DAC and VOBA.................     60       (97)      (27)
Deferred income tax.................................    162      (249)     (280)
                                                      -----     -----     -----
  Subtotal..........................................    222      (346)     (307)
                                                      -----     -----     -----
Net unrealized investment gains (losses)............  $(299)    $ 348     $ 369
                                                      =====     =====     =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2008      2007      2006
                                                     -------     ----     -----
                                                            (IN MILLIONS)
Balance, at January 1,.............................  $   348     $369     $ 431
Unrealized investment gains (losses) during the
  year.............................................   (1,302)      18      (111)
Unrealized investment loss of subsidiary at the
  date of dividend of interests....................       87       --        --
Unrealized investment gains (losses) relating to:
  DAC and VOBA.....................................      175      (70)       18
  DAC and VOBA of subsidiary at date of dividend of
     interests.....................................      (18)      --        --
  Deferred income tax..............................      457       31        31
  Deferred income tax of subsidiary at date of
     dividend of interests.........................      (46)      --        --
                                                     -------     ----     -----
Balance, at December 31,...........................  $  (299)    $348     $ 369
                                                     =======     ====     =====
Change in net unrealized investment gains
  (losses).........................................  $  (647)    $(21)    $ (62)
                                                     =======     ====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  797        $ 94        $  612        $141        $1,409        $235
Residential mortgage-backed
  securities..........................       276          65           107          56           383         121
Foreign corporate securities..........       353          62           144          59           497         121
Foreign government securities.........        94           9            44           5           138          14
Commercial mortgage-backed
  securities..........................       319          55           328         160           647         215
Asset-backed securities...............       157          30           124          90           281         120
State and political subdivision
  securities..........................        14           1             1          --            15           1
                                          ------        ----        ------        ----        ------        ----
  Total fixed maturity securities.....    $2,010        $316        $1,360        $511        $3,370        $827
                                          ======        ====        ======        ====        ======        ====
Equity securities.....................    $  131        $ 30        $   --        $  1        $  131        $ 31
                                          ======        ====        ======        ====        ======        ====
Total number of securities in an
  unrealized loss position............       462                       347
                                          ======                    ======




                                                                     DECEMBER 31, 2007
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  607         $32        $  548         $34        $1,155        $ 66
Residential mortgage-backed
  securities..........................       390           8           356           6           746          14
Foreign corporate securities..........       206           3            95          10           301          13
Foreign government securities.........        25          --            22           2            47           2
Commercial mortgage-backed
  securities..........................        44           1           483          13           527          14
Asset-backed securities...............       209          12            49           5           258          17
State and political subdivision
  securities..........................         1          --            --          --             1          --
Other fixed maturity securities.......        74          29            --          --            74          29
                                          ------         ---        ------         ---        ------        ----
  Total fixed maturity securities.....    $1,556         $85        $1,553         $70        $3,109        $155
                                          ======         ===        ======         ===        ======        ====
Equity securities.....................    $    2         $--        $    3         $ 1        $    5        $  1
                                          ======         ===        ======         ===        ======        ====
Total number of securities in an
  unrealized loss position............       290                       227
                                          ======                    ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                          ------------------------------------------------------------
                                           COST OR AMORTIZED    GROSS UNREALIZED         NUMBER OF
                                                 COST                 LOSS              SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................    $  872    $1,285      $ 59      $457       216        234
Six months or greater but less than nine
  months................................       485        59        48        31        93         15
Nine months or greater but less than
  twelve months.........................       400        98        48        56        58         22
Twelve months or greater................       966        32       110        18       166          9
                                            ------    ------      ----      ----
  Total.................................    $2,723    $1,474      $265      $562
                                            ======    ======      ====      ====
EQUITY SECURITIES:
Less than six months....................    $  156    $    2      $ 28      $  2         1          1
Six months or greater but less than nine
  months................................        --        --        --        --        --         --
Nine months or greater but less than
  twelve months.........................         2         2        --         1         1          1
Twelve months or greater................        --        --        --        --        --         --
                                            ------    ------      ----      ----
  Total.................................    $  158    $    4      $ 28      $  3
                                            ======    ======      ====      ====




                                                                DECEMBER 31, 2007
                                         --------------------------------------------------------------
                                           COST OR AMORTIZED     GROSS UNREALIZED         NUMBER OF
                                                 COST                  LOSS              SECURITIES
                                         --------------------   ------------------   ------------------
                                         LESS THAN     20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                            20%         MORE       20%       MORE       20%       MORE
                                         ---------     ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $1,067        $24       $ 54       $ 6       165        12
Six months or greater but less than
  nine months..........................       290          1         14        --        76         1
Nine months or greater but less than
  twelve months........................       285         --         19        --        47        --
Twelve months or greater...............     1,587         10         59         3       214         4
                                           ------        ---       ----       ---
  Total................................    $3,229        $35       $146       $ 9
                                           ======        ===       ====       ===
EQUITY SECURITIES:
Less than six months...................    $   --        $--       $ --       $--        --        --
Six months or greater but less than
  nine months..........................        --         --         --        --        --        --
Nine months or greater but less than
  twelve months........................         2         --         --        --         1        --
Twelve months or greater...............         4         --          1        --         1        --
                                           ------        ---       ----       ---
  Total................................    $    6        $--       $  1       $--
                                           ======        ===       ====       ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $265 million and $146 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 5%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $28 million and $1 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 18% and 17%, respectively, of the cost of such securities.

     At December 31, 2008, $562 million and $3 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 75% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $562 million and $3 million, $457 million and $2 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $9 million of unrealized losses were all related to fixed maturity securities with an unrealized loss position of 20% or more of amortized cost, which represented 26% of amortized cost of such fixed maturity securities. Of such unrealized losses of $9 million, $6 million related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. At December 31, 2007, there were no equity securities with an unrealized loss of 20% or more.

     The Company held five fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These five fixed maturity securities represented 8% or $65 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security, represented by the RGA shares retained is 90%, or $28 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities, with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $3 million at December 31, 2008 is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more was $3 million at December 31, 2008, all of which are for investment grade financial services industry non-redeemable preferred securities, that were rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $858 million and $156 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                               2008    2007
                                                               ----    ----
SECTOR:
  U.S. corporate securities..................................    27%     42%
  Commercial mortgage-backed securities......................    25       9
  Asset-backed securities....................................    14      11
  Foreign corporate securities...............................    14       8
  Residential mortgage-backed securities.....................    14       9
  Other......................................................     6      21
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===
INDUSTRY:
  Mortgage-backed............................................    39%     18%
  Finance....................................................    19      22
  Asset-backed...............................................    14      11
  Utility....................................................    10      13
  Consumer...................................................     6       1
  Industrial.................................................     2      13
  Government.................................................     2       2
  Communication..............................................     2      --
  Other......................................................     6      20
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2008    2007   2006
                                                         ----   -----   ----
                                                            (IN MILLIONS)
  Fixed maturity securities............................  $(87)  $  (6)  $(30)
  Equity securities....................................    (2)     --      6
  Mortgage loans on real estate........................    --      (2)     1
  Real estate and real estate joint ventures...........    --       1     --
  Freestanding derivatives.............................   215    (103)     1
  Other................................................    11      19      1
                                                         ----   -----   ----
     Net investment gains (losses).....................  $137   $ (91)  $(21)
                                                         ====   =====   ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                      FIXED MATURITY
                                        SECURITIES           EQUITY SECURITIES             TOTAL
                                 ------------------------   ------------------   ------------------------
                                  2008     2007     2006    2008   2007   2006    2008     2007     2006
                                 ------   ------   ------   ----   ----   ----   ------   ------   ------
                                                               (IN MILLIONS)
Proceeds.......................  $1,594   $1,029   $1,774    $--    $--    $ 9   $1,594   $1,029   $1,783
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======
Gross investment gains.........      16        9       12     --     --      6       16        9       18
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Gross investment losses........     (28)     (14)     (42)    --     --     --      (28)     (14)     (42)
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Writedowns
     Credit-related............     (69)      (1)      --     (2)    --     --      (71)      (1)      --
     Other than credit-
       related(1)..............      (6)      --       --     --     --     --       (6)      --       --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
     Total writedowns..........     (75)      (1)      --     (2)    --     --      (77)      (1)      --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
  Net investment gains
     (losses)..................  $  (87)  $   (6)  $  (30)   $(2)   $--    $ 6   $  (89)  $   (6)  $  (24)
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======



--------

   (1) Other-than credit related writedowns include items such as fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment losses, were $77 million and $1 million for the years ended December 31, 2008 and 2007, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling $65 million of financial services industry securities holdings, comprised of $63 million of fixed maturity securities and $2 million of equity securities. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2006.

     Overall, of the $75 million of fixed maturity security writedowns in 2008, $63 million were on financial services industry services holdings; $5 million were on communication industry holdings; $2 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $5 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     The $2 million of writedowns on equity securities in 2008, were all related to the financial services industry holdings.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                      2008      2007      2006
                                                      ----      ----      ----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $385      $459      $460
Equity securities...................................     1         1        --
Mortgage loans on real estate.......................    14        15        20
Policy loans........................................   106       101       100
Real estate and real estate joint ventures..........    11        11        12
Other limited partnership interests.................    (4)       (4)       (1)
Cash, cash equivalents and short-term investments...    10        19        12
Other...............................................    --         1         2
                                                      ----      ----      ----
  Total investment income...........................   523       603       605
Less: Investment expenses...........................    49        92        84
                                                      ----      ----      ----
  Net investment income.............................  $474      $511      $521
                                                      ====      ====      ====



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $4 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated administrative service charges, included in investment expenses, included in the table above, were $6 million, $5 million and $5 million, for the years ended December 31, 2008, 2007 and 2006, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $679 million and $1,372 million and an estimated fair value of $737 million and $1,392 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $742 million and $1,434 million at December 31, 2008 and 2007, respectively. Of this $742 million of cash collateral at December 31, 2008, $113 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral and $517 million and $112 million, respectively, were due within 30 days and 60 days. Of the $108 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $55 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $585 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Security collateral of $25 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1,060 million and $1,356 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 4.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Commercial mortgage loans.....................   $177      80.8%    $201      82.7%
Agricultural mortgage loans...................     42      19.2       42      17.3
                                                 ----     -----     ----     -----
  Total.......................................    219     100.0%     243     100.0%
                                                          =====              =====
Less: Valuation allowances....................     --                  2
                                                 ----               ----
  Mortgage loans on real estate...............   $219               $241
                                                 ====               ====



     Mortgage loans on real estate are collateralized by properties primarily located in the United States. At December 31, 2008, 34%, 9% and 8% of the value of the Company's mortgage loans on real estate were located in California, Florida and Texas, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage loans on real estate is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      2008        2007        2006
                                                      ----        ----        ----
                                                              (IN MILLIONS)
Balance at January 1,...............................   $ 2         $--         $ 1
Additions...........................................    --           2          --
Deductions..........................................    (2)         --          (1)
                                                       ---         ---         ---
Balance at December 31,.............................   $--         $ 2         $--
                                                       ===         ===         ===



     There were no impaired mortgage loans at December 31, 2008. The Company had $4 million of impaired mortgage loans, net of $2 million of valuation allowances at December 31, 2007. The average investment in impaired mortgage loans was $2 million, $6 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. There was no interest income on impaired mortgage loans for the year ended December 31, 2008. Interest income on impaired mortgage loans was less than $1 million for the years ended December 31, 2007 and 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                            ----------------
                                                            2008        2007
                                                            ----        ----
                                                              (IN MILLIONS)
Real estate...............................................  $ 69        $ 68
Accumulated depreciation..................................   (17)        (16)
                                                            ----        ----
Net real estate...........................................    52          52
Real estate joint ventures................................     3           3
                                                            ----        ----
  Total real estate holdings..............................  $ 55        $ 55
                                                            ====        ====



     All of the Company's real estate holdings are classified as held-for-investment. Related depreciation expense on real estate was $1 million, $2 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's real estate holdings are located in the United States. At December 31, 2008, 95% of the Company's real estate holdings were located in California.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................    $37       67%      $37       67%
Industrial....................................     15       27        15       27
Real estate investment funds..................      3        6         3        6
                                                  ---      ---       ---      ---
  Total real estate holdings..................    $55      100%      $55      100%
                                                  ===      ===       ===      ===



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $81 million and $33 million at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $34 million and $9 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment loss from other limited partnership interests was $4 million, $4 million and $1 million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                           ---------------------------------------------
                                                    2008                    2007
                                           ---------------------   ---------------------
                                           CARRYING                CARRYING
                                             VALUE    % OF TOTAL     VALUE    % OF TOTAL
                                           --------   ----------   --------   ----------
                                                           (IN MILLIONS)
Freestanding derivatives with positive
  fair values............................    $113         89.7%       $77         96.3%
Tax credit partnerships..................      10          7.9         --            0
Other....................................       3          2.4          3          3.7
                                             ----        -----        ---        -----
  Total..................................    $126        100.0%       $80        100.0%
                                             ====        =====        ===        =====



     See Note 4 regarding the freestanding derivatives with positive estimated fair values. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method.

  VARIABLE INTEREST ENTITIES

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but it is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                           DECEMBER 31, 2008
                                                        -----------------------
                                                                      MAXIMUM
                                                         CARRYING   EXPOSURE TO
                                                        AMOUNT(1)     LOSS(2)
                                                        ---------   -----------
                                                             (IN MILLIONS)
Fixed maturity securities, available-for-sale(3)
  Foreign corporate securities........................     $14          $14
  U.S. Treasury/agency securities.....................      16           16
Other limited partnership interests(4)................      38           38
Other invested assets(5)..............................       3            3
                                                           ---          ---
  Total...............................................     $71          $71
                                                           ===          ===



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at estimated fair value within fixed maturity securities available-for-sale.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (5) Other invested assets include tax credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits.

     As described in Note 10, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.
  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $514 million and $224 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $9 million, $15 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer any invested assets to or from affiliates during the years ended December 31, 2008 and 2006. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, for 2007 are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2007
                                                               -------------
                                                               (IN MILLIONS)
Estimated fair value of assets transferred to affiliates.....       $19
Amortized cost of assets transferred to affiliates...........       $19
Net investment gains (losses) recognized on transfers........       $--
Estimated fair value of assets transferred from affiliates...       $10



4.  DERIVATIVE FINANCIAL INSTRUMENTS
  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, held at:

                                               DECEMBER 31, 2008                 DECEMBER 31, 2007
                                        -------------------------------   -------------------------------
                                                      CURRENT MARKET                    CURRENT MARKET
                                                       OR FAIR VALUE                     OR FAIR VALUE
                                        NOTIONAL   --------------------   NOTIONAL   --------------------
                                         AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                        --------   ------   -----------   --------   ------   -----------
                                                                  (IN MILLIONS)
Interest rate swaps...................   $  220     $ 81        $--        $  313      $37        $ 1
Financial futures.....................      135       --          2           213        1          2
Foreign currency swaps................       31        5          1            29       --          6
Foreign currency forwards.............      595       22         --           807       38         --
Financial forwards....................       --       --         --            45       --         --
Credit default swaps..................      164        5          1           170        1         --
                                         ------     ----        ---        ------      ---        ---
  Total...............................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                         ======     ====        ===        ======      ===        ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                    --------------------------------------------------------------------
                                                  AFTER ONE YEAR   AFTER FIVE YEARS
                                    ONE YEAR OR    THROUGH FIVE       THROUGH TEN     AFTER TEN
                                        LESS           YEARS             YEARS          YEARS      TOTAL
                                    -----------   --------------   ----------------   ---------   ------
                                                                (IN MILLIONS)
Interest rate swaps...............      $ 33            $39              $ 10            $138     $  220
Financial futures.................       135             --                --              --        135
Foreign currency swaps............        --              5                23               3         31
Foreign currency forwards.........       595             --                --              --        595
Credit default swaps..............        --             --               121              43        164
                                        ----            ---              ----            ----     ------
  Total...........................      $763            $44              $154            $184     $1,145
                                        ====            ===              ====            ====     ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                         DECEMBER 31, 2008                 DECEMBER 31, 2007
                                  -------------------------------   -------------------------------
                                                  FAIR VALUE                        FAIR VALUE
                                  NOTIONAL   --------------------   NOTIONAL   --------------------
                                   AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                  --------   ------   -----------   --------   ------   -----------
                                                            (IN MILLIONS)
Fair value......................   $   --     $ --        $--        $   17      $--        $ 1
Cash flow.......................       --       --         --             4       --         --
Non-qualifying..................    1,145      113          4         1,556       77          8
                                   ------     ----        ---        ------      ---        ---
  Total.........................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                   ======     ====        ===        ======      ===        ===



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized net investment gains (losses) from settlement payments related to non-qualifying hedges of $8 million, $2 million, and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  FAIR VALUE HEDGES

     The Company utilizes interest rate swaps to convert fixed rate investments to floating rate investments. The Company designates and accounts for these interest rate swaps as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008, 2007 and 2006. Changes in the fair value of the derivatives and the hedged items were insignificant for the years ended December 31, 2008, 2007 and 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,..................................................   $(2)      $(2)      $(2)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of the cash flow
  hedges..............................................     1        --         1
Amounts reclassified to net investment gains
  (losses)............................................    --        --        (1)
                                                         ---       ---       ---
Other comprehensive income (loss) balance at December
  31,.................................................   $(1)      $(2)      $(2)
                                                         ===       ===       ===



     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008 and 2007 include gains (losses) of $5 million and ($5) million, respectively, related to foreign currency contracts used to hedge its net investments in foreign operations. The Company did not record any gains (losses) on foreign currency contracts for the year ended December 31, 2006. There was no foreign currency translation gain (loss) recorded in 2008. At December 31, 2007, the cumulative foreign currency translation gain (loss) recorded in accumulated other comprehensive income (loss) related to these hedges was ($5) million. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards and swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit;
(iv) equity variance swaps as a macro hedge on certain invested assets; (v) interest rate futures to economically hedge liabilities embedded in certain variable annuity products; and (vi) credit default swaps to synthetically create investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                      2008       2007      2006
                                                      ----      -----      ----
                                                            (IN MILLIONS)
Net investment gains (losses).......................  $207      $(105)      $(4)


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 15 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require the accepting of collateral in connection with its derivative instruments.

     At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $64 million and $4 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets.

     The Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $2 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008, the Company provided cash collateral for exchange-traded futures of $3 million, which is included in premiums and other receivables. At December 31, 2007, the Company did not provide cash collateral for exchange-traded futures.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            ----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT        WEIGHTED AVERAGE
CREDIT OBLIGATIONS(1)                            SWAPS        DEFAULT SWAPS(2)    YEARS TO MATURITY(3)
---------------------------------------     --------------   ------------------   --------------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................        $--                $ 7                   5.0
  Credit default swaps referencing
     indices..............................         (1)                67                   4.0
                                                  ---                ---
       Subtotal...........................         (1)                74                   4.1
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
B
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
                                                  ---                ---
                                                  $(1)               $74                   4.1
                                                  ===                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                         DAC    VOBA   TOTAL
                                                        ----   -----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006............................  $231   $  93   $ 324
  Capitalizations.....................................    20      --      20
                                                        ----   -----   -----
       Subtotal.......................................   251      93     344
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    --      (2)     (2)
     Other expenses...................................    79     (28)     51
                                                        ----   -----   -----
       Total amortization.............................    79     (30)     49
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)    (15)    (18)
  Less: Other.........................................    50      27      77
                                                        ----   -----   -----
Balance at December 31, 2006..........................   125     111     236
  Effect of SOP 05-1 adoption.........................    (3)     (5)     (8)
  Capitalizations.....................................     7      --       7
                                                        ----   -----   -----
       Subtotal.......................................   129     106     235
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    (2)     (2)     (4)
     Other expenses...................................    15      14      29
                                                        ----   -----   -----
       Total amortization.............................    13      12      25
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (1)     71      70
  Less: Other.........................................     3      --       3
                                                        ----   -----   -----
Balance at December 31, 2007..........................   114      23     137
  Less: Amortization related to:
     Net investment gains (losses)....................     3      (4)     (1)
     Other expenses...................................    10       9      19
                                                        ----   -----   -----
       Total amortization.............................    13       5      18
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)   (154)   (157)
  Less: Other.........................................    (2)     (1)     (3)
                                                        ----   -----   -----
Balance at December 31, 2008..........................  $106   $ 173   $ 279
                                                        ====   =====   =====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $10 million in 2009, $9 million in 2010, $9 million in 2011, $8 million in 2012, and $8 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                                          OTHER
                                    FUTURE POLICY         POLICYHOLDER ACCOUNT         POLICYHOLDER
                                      BENEFITS                  BALANCES                  FUNDS
                                 ------------------      ---------------------      -----------------
                                                             DECEMBER 31,
                                 --------------------------------------------------------------------
                                  2008        2007        2008           2007       2008         2007
                                 ------      ------      ------         ------      ----         ----
                                                             (IN MILLIONS)
Group life.................      $   15      $   34      $    1         $   --      $  1         $  1
Retirement & savings.......          33          35          19             42        --           --
Non-medical health &
  other....................         317         329          --             --         4            5
Traditional life...........       4,559       4,596          --             --       121          118
Variable & universal life..          80          64       3,125          3,079        67           58
Annuities..................          88          87         863            886        --           --
Other......................          84          52         135            127        56           47
                                 ------      ------      ------         ------      ----         ----
     Total.................      $5,176      $5,197      $4,143         $4,134      $249         $229
                                 ======      ======      ======         ======      ====         ====



     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated policyholder account balances, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated other policyholder funds, included in the table above, were ($196) million and ($227) million at December 31, 2008 and 2007, respectively.

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1,406 million and $2,003 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $78 million and $77 million at December 31, 2008 and 2007, respectively. The average interest rate credited on these contracts was 3.92% and 4.14% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $49 million, $57 million and $84 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                                 AT                 AT
                                                           ANNUITIZATION      ANNUITIZATION
                                                           -------------      -------------
                                                                     (IN MILLIONS)
ANNUITY CONTRACTS (1)
TWO TIER ANNUITIES
General account value....................................    $     283          $     286
Net amount at risk (2)...................................    $      50 (4)      $      51 (4)
Average attained age of contractholders..................     60 years           60 years


                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                             SECONDARY          SECONDARY
                                                             GUARANTEES         GUARANTEES
                                                           -------------      -------------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate account).............    $   1,183          $   1,107
Net amount at risk (2)...................................    $  17,496 (3)      $  18,250 (3)
Average attained age of policyholders....................     58 years           57 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                 UNIVERSAL AND
                                                    ANNUITY      VARIABLE LIFE
                                                   CONTRACTS       CONTRACTS
                                                 -------------   -------------
                                                   GUARANTEED
                                                 ANNUITIZATION     SECONDARY
                                                    BENEFITS       GUARANTEES    TOTAL
                                                 -------------   -------------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2006.....................       $ 7             $ 6         $13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2006...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2007...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2008...................       $ 7             $ 6         $13
                                                      ===             ===         ===



     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Mutual Fund Groupings
  Equity.....................................................   $12      $18
  Bond.......................................................     1        1
  Balanced...................................................    --        2
  Money Market...............................................     2        2
  Specialty..................................................     1       --
                                                                ---      ---
     Total...................................................   $16      $23
                                                                ===      ===



7.  REINSURANCE

     General American's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. General American has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, General American reinsured up to 90% of the mortality risk for all new individual life insurance. This practice was initiated for different products starting at various points in time between the mid-1990's and 2000. During 2005, General American changed its retention practices for certain individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, General American reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, General American may retain up to $2.5 million per life and reinsure 100% of amounts in excess of General American retention limits. The Company evaluates its reinsurance programs

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums...................................  $ 384     $ 410     $ 412
  Reinsurance assumed...............................    211       181       170
  Reinsurance ceded.................................   (311)     (283)     (283)
                                                      -----     -----     -----
     Net premiums...................................  $ 284     $ 308     $ 299
                                                      =====     =====     =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees....................................  $ 357     $ 302     $ 363
  Reinsurance ceded.................................   (197)     (114)     (137)
                                                      -----     -----     -----
     Net universal life and investment-type product
       policy fees..................................  $ 160     $ 188     $ 226
                                                      =====     =====     =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims...........  $ 574     $ 652     $ 694
  Reinsurance assumed...............................    186       175       175
  Reinsurance ceded.................................   (306)     (342)     (424)
                                                      -----     -----     -----
     Net policyholder benefits and claims...........  $ 454     $ 485     $ 445
                                                      =====     =====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $  650   $  468
Claim recoverables........................................      80       92
Deposit recoverables......................................      16       29
All other recoverables....................................       4        5
                                                            ------   ------
  Total...................................................  $  750   $  594
                                                            ======   ======
AFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $1,238   $1,257
Deposit recoverables......................................     136      127
All other recoverables....................................       9        6
                                                            ------   ------
  Total...................................................  $1,383   $1,390
                                                            ======   ======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $212 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $16 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $528 million, or 70%, of its total unaffiliated reinsurance recoverable balance of $750 million at December 31, 2008. Of these reinsurance recoverable balances, $212 million were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $271 million and $331 million at December 31, 2008 and 2007, respectively. Reinsurance balances receivable from affiliated reinsurers, included in other policyholder funds were $196 million and $227 million, at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including MLIC, Exeter Reassurance Company, Ltd., MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, New England Life Insurance Company, and Missouri Reinsurance (Barbados), Inc., all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of its interests in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table reflects related party reinsurance information:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Assumed premiums.............................................  $ 43   $129   $129
Assumed benefits, included in policyholder benefits and
  claims.....................................................  $120   $194   $155
Assumed benefits, included in policyholder dividends.........  $ --   $  9   $  7
Assumed acquisition costs, included in other expenses........  $ --   $ --   $  1
Ceded premiums...............................................  $ 15   $ 80   $ 85
Ceded fees, included in universal life and investment-type
  product policy fees........................................  $118   $ 65   $ 90
Income from deposit contracts, included in other revenues....  $  3   $  2   $  2
Ceded benefits, included in policyholder benefits and
  claims.....................................................  $ 18   $ 25   $ 10
Ceded benefits, included in interest credited to policyholder
  account balances...........................................  $ 61   $ 58   $ 54
Ceded benefits, included in policyholder dividends...........  $ --   $  9   $  7
Interest costs on ceded reinsurance, included in other
  expenses...................................................  $ 49   $  5   $ 45


8.  LONG-TERM DEBT AND SHORT-TERM DEBT- AFFILIATED

     Long-term and short-term debt outstanding is as follows:

                                               INTEREST RATES
                                            -------------------                DECEMBER 31,
                                                       WEIGHTED               -------------
                                              RANGE     AVERAGE    MATURITY   2008     2007
                                            --------   --------   ---------   ----     ----
                                                                              (IN MILLIONS)
Surplus notes.............................    7.63%      7.63%       2024     $100     $100
Other notes...............................  8% - 12%     8.40%    2009-2016      1        1
                                                                              ----     ----
Total long-term debt......................                                     101      101
Total short-term debt -- affiliated.......                                      --       50
                                                                              ----     ----
  Total...................................                                    $101     $151
                                                                              ====     ====



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are less than $1 million in each of the years 2009 through 2013 and $100 million thereafter.

     Unsecured senior debt ranks highest in priority and consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

  SHORT-TERM DEBT -- AFFILIATED

     There was no short-term debt outstanding at December 31, 2008. On December 31, 2007, MetLife Credit Corporation, an affiliate, issued a $50 million short-term loan to the Company with a fixed rate of 4.82%, which was repaid at maturity on January 2, 2008. The Company used the net proceeds of the loan for general corporate purposes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $9 million for each of the years ended December 31, 2008, 2007 and 2006.

9.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                       -----------------------
                                                       2008     2007      2006
                                                       ----     ----     -----
                                                            (IN MILLIONS)
Current:
  Federal............................................  $(10)    $(41)    $(156)
  Foreign............................................    75       50        29
                                                       ----     ----     -----
  Subtotal...........................................    65        9      (127)
                                                       ----     ----     -----
Deferred:
  Federal............................................    30       30       171
                                                       ----     ----     -----
Provision for income tax.............................  $ 95     $ 39     $  44
                                                       ====     ====     =====




     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $ 75     $ 28     $ 44
Tax effect of:
  Tax-exempt investment income.........................     9        2       (2)
  State and local income taxes.........................    --       --        1
  Prior year tax.......................................    (7)       8       (2)
  RGA dividend of interest(1)..........................    16       --       --
  Other, net...........................................     2        1        3
                                                         ----     ----     ----
Provision for income tax...............................   $95      $39      $44
                                                         ====     ====     ====




--------

   (1) See Notes 2 and 14 for discussion concerning the dividend of interest in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $ 33     $ 64
  Employee benefits........................................    19       22
  Tax credit carryforwards.................................    55       --
  Net unrealized investment losses.........................   162       --
  Other....................................................     8      162
                                                             ----     ----
                                                              277      248
  Less: Valuation allowance................................    --       --
                                                             ----     ----
                                                              277      248
                                                             ----     ----
Deferred income tax liabilities:
  Investments..............................................    37       68
  DAC......................................................    10      (46)
  Net unrealized investment gains..........................    --      249
  Other....................................................    20        9
                                                             ----     ----
                                                               67      280
                                                             ----     ----
Net deferred income tax asset/(liability)..................  $210     $(32)
                                                             ====     ====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $162 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     At December 31, 2008, the Company had tax credit carryforwards of $55 million, which begin to expire in 2018. The tax credit carryfowards are expected to be utilized during the period allowed.

     Effective January 1, 2006, General American joined with MetLife and its includable affiliates in filing a federal income tax return. General American participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     Pursuant to the tax sharing agreement, the amount due from affiliates is $16 million and $120 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2001. Due to a lapse of the statute of limitations, the 2003 and 2004 tax years are no longer subject to audit. In the first quarter of 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no increase/decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $0, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $21 million. The Company reclassified, at adoption, $32 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company did not reclassify, at adoption, any deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $21 million. The Company also had $3 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $18 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $18 million. The total amount of unrecognized tax benefits decreased by $6 million from December 31, 2007 due to lapses in the statutes of limitations.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $24 million, an increase of $3 million from the date of adoption, and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $24 million, an increase of $3 million from the date of adoption.

     The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Balance as of the beginning of the period....................   $24      $21
Additions for tax positions of current year..................    --        7
Lapses of statutes of limitations............................    (6)      (4)
                                                                ---      ---
Balance as of the end of the period..........................   $18      $24
                                                                ===      ===



     During the year ended December 31, 2008, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $5 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from December 31, 2007.

     During the year ended December 31, 2007, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $4 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from the date of adoption.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $1 million and $1 million, respectively, related to the separate account DRD.

10.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims may be resolved through settlement. Other sales practices claims may be won by dispositive motion or may go to trial. The current cases may seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Regulators have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has been cooperating fully with these inquiries. The Company is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

     North American National Marketing, LLC, et al. v. General American Life Insurance Co., et al. (Dist. Ct, Colo., Arapahoe Cty., filed March 21, 2007) North American National Marketing ("North American") and its affiliate sued the Company and MetLife, Inc. alleging breach of a contract between the Company and North American for the design, development and distribution of certain universal life insurance products for the Company during the period from 2001 to 2004. Plaintiffs seek damages comprised of fees and commissions relating to sales of the life insurance products designed by North American. The Company and MetLife, Inc. dispute these alleged damages and are vigorously defending the lawsuit, which is currently scheduled for a jury trial in April 2009.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas, or make other inquiries, concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows.

     In 2007, the Company received $39 million, included in other revenues, based on the resolution of an indemnification claim associated with the 2000 acquisition of the Company by MLIC.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $4 million, a related asset for premium tax offsets of $3 million for undiscounted future assessments in respect of impaired, insolvent or failed insurers, and an asset related to paid assessments representing currently available premium tax offsets of less than $1 million.

  COMMITMENTS

  Leases

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Future minimum rental income relating to these lease agreements are as follows:

                                                                    RENTAL
                                                                    INCOME
                                                                -------------
                                                                (IN MILLIONS)
2009..........................................................        $8
2010..........................................................        $4
2011..........................................................        $3
2012..........................................................        $3
2013..........................................................        $1
Thereafter....................................................        $1


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $182 million and $57 million at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amount of these unfunded commitments was $6 million at December 31, 2008. At December 31, 2007, there were no unfunded commitments to fund private corporate bond investments.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $2 million to $45 million, with a cumulative maximum of $61 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company did not record any liabilities for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

11.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     General American's employees, sales representatives and retirees participate in qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans sponsored by MLIC. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the obligations result from benefits calculated with the traditional formula. The non-qualified plan provides supplemental pension benefits to certain executive level employees and retirees.

     General American also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees through a plan sponsored by MLIC. Employees of General American who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for General American, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cost of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     General American is allocated both pension and other postretirement expenses from MLIC associated with benefits provided to its employees and does not bear direct obligation for benefits under these benefit plans. Therefore, the assets and obligations of these benefit plans are not included in the accompanying consolidated balance sheets or the additional disclosure below. General American's share of pension expense was $7 million, $7 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, General American's share of other postretirement expense was less than $1 million, less than $1 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The combined allocated benefit expense is included in the accompanying consolidated statements of income.

     General American continues to sponsor non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service credits while employed, but are not accruing additional benefits in these plans.

     As described more fully in Note 1, effective December 31, 2006, the Company adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $7 million at December 31, 2005, $4 million net of income tax, and was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $6 million, $4 million, net of income tax of $2 million, and remained as a reduction of accumulated other comprehensive income. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income, net of income tax, those amounts of actuarial gains and losses, and prior service costs and credits that had not yet been included in net periodic benefit cost at the date of adoption. The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                               ----------------------------------------------------
                                                             ADDITIONAL
                                                               MINIMUM
                                                   PRE         PENSION    ADOPTION OF       POST
                                                 SFAS 158     LIABILITY     SFAS 158      SFAS 158
BALANCE SHEET CAPTION                          ADJUSTMENTS   ADJUSTMENT    ADJUSTMENT   ADJUSTMENTS
---------------------------------------------  -----------   ----------   -----------   -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost...      $(38)         $--          $  9          $(29)
Other liabilities: Accrued postretirement
  benefit cost...............................      $ --           --            --          $ --
                                                                 ---          ----
  Subtotal...................................                     --             9
Net liability of subsidiary held-for-sale....                      1           (17)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), before income tax:
  Defined benefit plans......................      $ (7)           1            (8)         $(14)
Minority interest............................                     --             8
Deferred income tax..........................                     --            (1)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), net of income tax:
  Defined benefit plans......................      $ (4)         $ 1          $ (1)         $ (4)
                                                                 ===          ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                           DECEMBER 31,
                                                    -------------------------
                                                                     OTHER
                                                                  POSTRETIRE-
                                                      PENSION         MENT
                                                      BENEFITS      BENEFITS
                                                    -----------   -----------
                                                    2008   2007   2008   2007
                                                    ----   ----   ----   ----
                                                          (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of
  year............................................  $ 26   $ 29   $ --   $ --
  Service cost....................................    --     --     --     --
  Interest cost...................................     2      2     --     --
  Net actuarial (gains) losses....................    --     (2)    --     --
  Change in benefits..............................    --     --     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Benefit obligation at end of year.................    25     26     --     --
                                                    ----   ----   ----   ----
Change in plan assets:
Fair value of plan assets at beginning of year....    --     --     --     --
  Actual return on plan assets....................    --     --     --     --
  Employer contribution...........................     3      3     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Fair value of plan assets at end of year..........    --     --     --     --
                                                    ----   ----   ----   ----
Funded status at end of year......................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Amounts recognized in consolidated balance sheet
  consist of:
  Other liabilities...............................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Accumulated other comprehensive (income) loss:
  Net actuarial losses............................  $ 12   $ 19    $--    $ 2
  Prior service credit............................   (13)   (11)    --     --
                                                    ----   ----   ----   ----
                                                      (1)     8     --      2
  Deferred income tax and minority interest.......    --     (6)    --     (1)
                                                    ----   ----   ----   ----
                                                    $ (1)  $  2    $--    $ 1
                                                    ====   ====   ====   ====



     The accumulated benefit obligation for all defined benefit pension plans was $25 million and $26 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Projected benefit obligation.................................   $25      $26
Accumulated benefit obligation...............................   $25      $26
Fair value of plan assets....................................   $--      $--


     The projected benefit obligation exceeded assets for all pension plans at both December 31, 2008 and 2007.

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                                            OTHER POSTRETIREMENT
                                                  PENSION BENEFITS                BENEFITS
                                               ----------------------     -----------------------
                                               2008     2007     2006     2008      2007     2006
                                               ----     ----     ----     ----      ----     ----
                                                                  (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost...............................   $--      $--      $--      $--       $--      $--
  Interest cost..............................     2        2        2       --        --       --
  Expected return on plan assets.............    --       --       --       --        --       --
  Amortization of net actuarial (gains)
     losses..................................     1       --       (2)      --        --       --
  Amortization of prior service cost
     (credit)................................    (3)      (2)      --       --        --       --
                                                ---      ---      ---      ---       ---      ---
     Net periodic benefit cost...............    --       --      $--       --        --      $--
                                                                  ===                         ===
     Net periodic cost of asset held-for-
       sale..................................    --        4                --         1
                                                ---      ---               ---       ---
                                                 --        4                --         1
                                                ---      ---               ---       ---
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS
  RECOGNIZED IN OTHER COMPREHENSIVE INCOME
     (LOSS)
  Net actuarial (gains) losses...............    (7)      (3)               (2)       (3)
  Prior service cost (credit)................     2        1                --        --
  Amortization of net actuarial gains
     (losses)................................    (1)      (1)               --        --
  Amortization of prior service (cost)
     credit..................................     3        2                --        --
                                                ---      ---               ---       ---
     Total recognized in other comprehensive
       income (loss).........................    (3)      (1)               (2)       (3)
                                                ---      ---               ---       ---
     Total recognized in net periodic benefit
       cost and other comprehensive income
       (loss)................................   $(3)     $ 3               $(2)      $(2)
                                                ===      ===               ===       ===



     Included within other comprehensive income (loss) are other changes in plan assets and benefit obligations associated with pension benefits of ($3) million and other postretirement benefits of ($2) million for an aggregate reduction in other comprehensive income (loss) of ($5) million before income tax and ($4) million, net of income tax and minority interest.

     The estimated net actuarial losses and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are less than $1 million and ($2) million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                             DECEMBER 31,
                                                   -------------------------------
                                                                         OTHER
                                                      PENSION         POSTRETIRE-
                                                      BENEFITS       MENT BENEFITS
                                                   -------------     -------------
                                                   2008     2007     2008     2007
                                                   ----     ----     ----     ----
Weighted average discount rate...................  6.60%    6.65%      --       --
Rate of compensation increase....................   N/A      N/A      N/A      N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                                DECEMBER 31,
                                                  ---------------------------------------
                                                                              OTHER
                                                                         POSTRETIREMENT
                                                   PENSION BENEFITS         BENEFITS
                                                  ------------------   ------------------
                                                  2008   2007   2006   2008   2007   2006
                                                  ----   ----   ----   ----   ----   ----
Weighted average discount rate..................  6.65%  6.00%  5.80%    --     --     --
Expected rate of return on plan assets..........   N/A    N/A    N/A    N/A    N/A    N/A
Rate of compensation increase...................   N/A    N/A    N/A    N/A    N/A    N/A


     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

  CASH FLOWS

     In 2009, the Company expects to make contributions of $2 million to its pension plans. Benefit payments are funded from the Company's general assets as they become due under the provision of the plans.

     Gross benefit payments for the next ten years are expected to be as follows:

                                                              PENSION BENEFITS
                                                              ----------------
                                                                (IN MILLIONS)
2009........................................................         $ 2
2010........................................................         $ 3
2011........................................................         $ 3
2012........................................................         $ 3
2013........................................................         $ 3
2014 - 2018.................................................         $12


  SAVINGS AND INVESTMENT PLANS

     The Company's employees participate in savings and investment plans for which a portion of employee contributions are matched. The Company's expense was less than $1 million for each of the years ended December 31, 2008, 2007 and 2006.

12.  EQUITY

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. General American exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of General American.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     General American, domiciled in Missouri, applied to its state insurance regulator and was permitted to admit the lesser of the amount of the deferred tax asset expected to be realized within three years of the balance sheet date or 15% of statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. The NAIC statutory accounting principles currently admit the lesser of the amount of the deferred tax asset expected to be realized within one year of the balance sheet date or 10% of the statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. As a result of the relief, the Company's minimum statutory capital requirement was reduced by $58 million as of December 31, 2008.

     Statutory net income (loss) of General American, a Missouri domiciled insurer, was $1,177 million, $106 million and $316 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Missouri State Department of Insurance, was $1,079 million and $2,280 million at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the aggregate amount of all such dividends in any calendar year does not exceed the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized investment gains). General American will be permitted to pay a stockholder dividend to GenAmerica in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Missouri Commissioner of Insurance (the "Commissioner"). As described in Note 2, the Company paid an in-kind extraordinary dividend of $1,318 million to GenAmerica for the year ended December 31, 2008. For the year ended December 31, 2007, the Company did not pay any dividends to GenAmerica. The Company paid $13 million for the year ended December 31, 2006 in dividends for which prior insurance regulatory clearance was not required. Based on amounts at December 31, 2008, General American could pay to GenAmerica a stockholder dividend of $107 million without prior approval of the Commissioner in 2009.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                         2008    2007    2006
                                                       -------   ----   -----
                                                            (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(1,370)  $ 22   $(115)
Income tax effect of holding gains (losses)..........      544    (13)     38
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................      105     29      16
  Amortization of premiums and accretion of discounts
     associated with investments.....................      (37)   (33)    (12)
  Income tax effect..................................      (26)     2      (1)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts.............      175    (70)     18
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts...............      (61)    42      (6)
Unrealized investment loss of dividend of interest in
  subsidiary.........................................       69     --      --
Deferred income tax on unrealized investment loss on
  dividend of interests in subsidiary................      (46)    --      --
                                                       -------   ----   -----
Net unrealized investment gains (losses), net of
  income tax.........................................     (647)   (21)    (62)
                                                       -------   ----   -----
Foreign currency translation adjustment..............     (122)    60      11
Minimum pension liability adjustment, net of income
  tax................................................       --     --       1
Defined benefit plan adjustment, net of income tax...        4      1      --
                                                       -------   ----   -----
Other comprehensive income (loss)....................  $  (765)  $ 40   $ (50)
                                                       =======   ====   =====



13.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Compensation..........................................  $ 22     $ 10     $ 21
Commissions...........................................    13       15       36
Reinsurance allowances................................   (17)     (22)     (43)
Interest and debt issue costs.........................    10       10        9
Amortization of DAC and VOBA..........................    18       25       49
Capitalization of DAC.................................    --       (7)     (20)
Insurance tax.........................................    11       13       17
Other.................................................    27       33       74
                                                        ----     ----     ----
Total other expenses..................................  $ 84     $ 77     $143
                                                        ====     ====     ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     For the years ended December 31, 2008, 2007 and 2006 commissions, reinsurance allowances and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 7. See also Note 16 for discussion of affiliated expenses included in the table above.

  Amortization and Capitalization of DAC and VOBA

     See Note 5 for the rollforward of DAC and VOBA including impacts of amortization and capitalization.

14.  DISCONTINUED OPERATIONS

  OPERATIONS

     As more fully described in Note 2, on September 12, 2008 MetLife completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife, substantially all of its interests in RGA. RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held for sale and its operating results were reclassified to discontinued operations for all periods presented.

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2008     2007     2006
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Premiums..................................................  $3,535   $4,910   $4,348
Net investment income.....................................     597      908      781
Other revenues............................................      69       77       66
Net investment gains (losses).............................    (249)    (177)       7
                                                            ------   ------   ------
  Total revenues..........................................   3,952    5,718    5,202
                                                            ------   ------   ------
Policyholder benefits and claims..........................   2,989    3,989    3,490
Interest credited to policyholder account balances........     108      262      254
Other expenses............................................     699    1,226    1,227
                                                            ------   ------   ------
  Total expenses..........................................   3,796    5,477    4,971
                                                            ------   ------   ------
Income before provision for income tax....................     156      241      231
Provision for income tax..................................      53       84       81
                                                            ------   ------   ------
Income from operations of discontinued operations, net of
  income tax..............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax...........................    (398)      --       --
                                                            ------   ------   ------
Income (loss) from operations of discontinued operations,
  net of income tax.......................................  $ (295)  $  157   $  150
                                                            ======   ======   ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage loans on real estate, net........................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
     Total assets held-for-sale...........................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
     Total liabilities held-for-sale......................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with MetLife and some of its affiliates. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these affiliated transactions, including ceded amounts that reduced premiums and fees by $23 million, $38 million, and $32 million and ceded amounts that reduced policyholder benefits and claims by $13 million, $33 million, and $44 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA divestiture. Related amounts included in the Company's consolidated balance sheets that have not been eliminated include assets totaling $456 million, and liabilities totaling $361 million at December 31, 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

15.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                   AMOUNT      VALUE    FAIR VALUE
-----------------                                  --------   --------   ----------
                                                             (IN MILLIONS)
ASSETS:
Fixed maturity securities........................              $ 7,919     $ 7,919
Equity securities................................              $    31     $    31
Mortgage loans on real estate....................              $   241     $   247
Policy loans.....................................              $ 1,657     $ 1,657
Short-term investments...........................              $   237     $   237
Cash and cash equivalents........................              $   103     $   103
Accrued investment income........................              $   107     $   107
Assets of subsidiaries held-for-sale.............              $11,983     $11,992
LIABILITIES:
Policyholder account balances....................              $ 1,055     $ 1,030
Short-term debt -- affiliated....................              $    50     $    50
Long-term debt...................................              $   101     $   121
Payables for collateral under securities loaned
  and other transactions.........................              $ 1,438     $ 1,438
Liabilities of subsidiaries held-for-sale........              $ 6,915     $ 6,044


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Affiliated Short-term Debt and Long-term Debt -- The estimated fair value of short-term debt-affiliated approximates fair value due to the short-term duration of the instrument. Long-term debt is determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps and foreign currency forwards are based upon quotations obtained from dealers or other reliable sources. See
Note 4 for derivative fair value disclosures.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                         NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                         AMOUNT      VALUE    FAIR VALUE
-----------------                                        --------   --------   ----------
                                                                   (IN MILLIONS)
ASSETS:
Fixed maturity securities..............................              $6,140      $6,140
Equity securities......................................              $  135      $  135
Mortgage loans on real estate..........................              $  219      $  213
Policy loans...........................................              $1,691      $2,088
Other limited partnership interests(1).................              $    2      $    2
Short-term investments.................................              $  514      $  514
Other invested assets:(1)
  Derivative assets....................................    $910      $  113      $  113
  Other................................................              $    3      $    3
Cash and cash equivalents..............................              $  152      $  152
Accrued investment income..............................              $   99      $   99
Premiums and other receivables(1)......................              $  153      $  121
Separate account assets................................              $1,484      $1,484
LIABILITIES:
Policyholder account balances(1).......................              $1,016      $  843
Long-term debt.........................................              $  101      $   74
Payables for collateral under securities loaned and
  other transactions...................................              $  806      $  806
Other liabilities:(1)
  Derivative liabilities...............................    $235      $    4      $    4
  Other................................................              $    9      $    9
Separate account liabilities(1)........................              $  189      $  189
COMMITMENTS:(2)
Commitments to fund private corporate bond
  investments..........................................    $  6      $   --      $   --


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Commitments are off-balance sheet obligations.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the consolidated financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, cash held in trust and investments in tax credit partnerships. Investments in tax credit partnerships, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table. Cash held in trust is treated as cash and cash equivalents where estimated fair value generally approximates carrying value.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled and fees and general operating receivables.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair value approximate their carrying values. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with SOP O3-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. The difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include certain funding arrangements, fixed deferred annuities and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models as well as its claims paying ability.

     Long-term Debt -- The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; obligations for employee-related benefits; amounts due on cash collateral held in relation to securities lending; interest payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest payable; amounts due on cash collateral held in relation to securities lending; and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Commitments to Fund Private Corporate Bond Investments -- The estimated fair values for commitments to fund private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                               DECEMBER 31, 2008
                                      ------------------------------------------------------------------
                                         FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                      -----------------------------------------------------
                                       QUOTED PRICES IN
                                      ACTIVE MARKETS FOR                        SIGNIFICANT
                                       IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                        AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                           (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                      ------------------   -----------------   ------------   ----------
                                                                 (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities.........         $ --                $2,070            $165         $2,235
  Residential mortgage-backed
     securities.....................           --                   959               2            961
  Foreign corporate securities......           --                   782              50            832
  Foreign government securities.....           --                   679              95            774
  Commercial mortgage-backed
     securities.....................           --                   648              14            662
  U.S. Treasury/agency securities...          289                    83              --            372
  Asset-backed securities...........           --                   225              64            289
  State and political subdivision
     securities.....................           --                    15              --             15
                                             ----                ------            ----         ------
     Total fixed maturity
       securities...................          289                 5,461             390          6,140
                                             ----                ------            ----         ------
Equity securities:
  Common stock......................           --                   128               1            129
  Non-redeemable preferred stock....           --                     1               5              6
                                             ----                ------            ----         ------
     Total equity securities........           --                   129               6            135
                                             ----                ------            ----         ------
Short-term investments..............           --                   514              --            514
Derivative assets(1)................           --                   113              --            113
Separate account assets(2)..........          660                   729              95          1,484
                                             ----                ------            ----         ------
     Total assets...................         $949                $6,946            $491         $8,386
                                             ====                ======            ====         ======
LIABILITIES
Derivative liabilities(1)...........         $  2                $    1            $  1         $    4
                                             ====                ======            ====         ======



--------

   (1) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (2) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities. As it relates to derivatives, this level includes financial futures including interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities and asset-backed securities. Equity securities classified as Level 2 securities consist principally of common stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used are observable; including foreign currency forwards, foreign currency swaps, interest rate swaps and credit default swaps. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage backed securities; foreign government securities and asset-backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes credit default swaps having unobservable credit correlations. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                         -----------------------------------------------------------------------------------------------------
                                                              TOTAL REALIZED/UNREALIZED
                                                             GAINS (LOSSES) INCLUDED IN:
                                                            ----------------------------   PURCHASES,
                           BALANCE,    IMPACT OF   BALANCE,                    OTHER         SALES,      TRANSFER IN  BALANCE,
                         DECEMBER 31,   SFAS 157  BEGINNING                COMPREHENSIVE  ISSUANCES AND   AND/OR OUT   END OF
                             2007     ADOPTION(1) OF PERIOD EARNINGS(2, 3) INCOME (LOSS) SETTLEMENTS(4) OF LEVEL 3(5)  PERIOD
                         ------------ ----------- --------- -------------- ------------- -------------- ------------- --------
                                                                    (IN MILLIONS)

Fixed maturity
  securities............     $612         $--        $612        $(56)          $(97)         $(62)          $(7)       $390
Equity securities.......       12          --          12          (1)            (1)           (4)           --           6
Net derivatives(6)......       --          --          --          --             --            (1)           --          (1)
Separate account
  assets(7).............      124          --         124         (25)            --            (1)           (3)         95


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. As described in
       Note 1, there was no material impact of adoption on Level 3 assets and liabilities.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                           TOTAL GAINS AND LOSSES
                                                  ---------------------------------------
                                                   CLASSIFICATION OF REALIZED/UNREALIZED
                                                                   GAINS
                                                       (LOSSES) INCLUDED IN EARNINGS
                                                  ---------------------------------------
                                                      NET              NET
                                                  INVESTMENT       INVESTMENT
                                                    INCOME       GAINS (LOSSES)     TOTAL
                                                  ----------     --------------     -----
                                                                  (IN MILLIONS)
Fixed maturity securities....................         $ 8             $(64)          $(56)
Equity securities............................          --               (1)            (1)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                          CHANGES IN UNREALIZED GAINS (LOSSES)
                                                        RELATING TO ASSETS AND LIABILITIES HELD
                                                                  AT DECEMBER 31, 2008
                                                       -----------------------------------------
                                                           NET               NET
                                                       INVESTMENT        INVESTMENT
                                                         INCOME        GAINS (LOSSES)      TOTAL
                                                       ----------      --------------      -----
                                                                     (IN MILLIONS)
Fixed maturity securities........................          $ 9              $(63)           $(54)
Equity securities................................           --                (2)             (2)
Net derivatives..................................           --                (1)             (1)


16.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $36 million, $44 million and $50 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $28 million, $5 million and $8 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into marketing and selling agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $6 million, $14 million and $21 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. The Company received fees for this service of $28 million, $26 million and $11 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $2 million, $4 million and $5 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $1 million, $2 million and $2 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net receivables from affiliates of $9 million and $32 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These net receivables exclude affiliated reinsurance balances discussed in Note 7.

     See Notes 3, 6 and 8 for additional related party transactions.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to policyholders covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

These significant events include: (i) termination of the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

                                REPRESENTATIONS

   MetLife Investors Insurance Company hereby represents that the fees and charges deducted under the modified single premium variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Investors Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

   The facing sheet.


   The prospectus consisting of 367 pages.


   The undertaking to file reports.

   The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

   Undertakings of the Depositor.

   Representations.

   The signatures.

   Written consents of the following persons:

          Opinion and Consent of Counsel of MetLife Investors (see Exhibit 3(i) below)
          J. Robert Hopson, F.S.A., M.A.A.A. (see Exhibit 3(ii) below)
          Opinion and Consent of Guarantor's Counsel:

          Husch Blackwell Sanders LLP (see Exhibit 3(iii) below)

          Independent Registered Public Accounting Firm (see Exhibit 11 below)

The following exhibits:


  1.A.(1)  (a)     Resolution of the Board of Directors of COVA Financial Life
                   Insurance Company establishing MetLife Investors Variable
                   Life Account Five dated March 24, 1992 1
           (b)     Resolution of the Board of Directors of MetLife Investors
                   Insurance Company effecting MetLife Investors Variable Life
                   Account Five 8
           (c)     Resolutions of the Board of Directors dated October 23,
                   1991 establishing MetLife Investors Variable Life Account
                   One 2
           (d)     Resolution of MetLife Investors Insurance Company Board of
                   Directors, dated June 29, 2009, authorizing the combining
                   of MetLife Investor Variable Life Account Five into MetLife
                   Investors Variable Life Account One.
      (2)          Not Applicable
      (3)  (a)     Principal Underwriter's Agreement 12
           (b)     Schedule of Commissions 3
           (c)     General American Financial Sales Agreement among General
                   American Distributors and Linsco/Private Ledger Corp. dated
                   June 29, 2002 12
           (d)     Selling Agreement among MetLife Investors Insurance Company,
                   MetLife Investors Distribution Company and Morgan Stanley DW
                   Inc. (Broker-dealer and General Agent) dated September 16,
                   2002 12
           (e)     General American Financial Sales Agreement among General
                   American Distributors and NFP Securities, Inc. dated November
                   8, 2001 12
           (f)     MetLife Investors Distribution Company Retail Sales Agreement
                   among MetLife Investors Distribution Company and Royal
                   Alliance Associates Inc. dated May 2, 2005 and First
                   Amendment 12
           (g)     Selling Agreement among MetLife Investors Insurance Company,
                   MetLife Investors Insurance Company of California, First
                   MetLife Investors Insurance Company, MetLife Investors
                   Distribution Company and UBS PainerWebber, Inc. and PWJC
                   Insurance Sales, Inc. dated October 31,2002 and Amendments 12
           (h)     General American Financial Sales Agreement among General
                   American Distributors and United Planners' Financial Services
                   of America dated July 29, 2002 12
           (i)     MetLife Investors Distribution Company Retail Sales Agreement
                   among MetLife Investors Distribution Company and Wells Fargo
                   Investments LLC dated November 7, 2005 12
           (j)     MetLife Investors Distribution Company Sales Agreement among
                   MetLife Investors Distribution Company and Wachovia
                   Securities LLC, dba A.G. Edwards dated January 1, 2008 12
      (4)          Not Applicable
      (5)  (a)     Modified Single Premium Variable Life Insurance Policy 1
           (b)     Endorsement (Merger into MetLife Investors Insurance
                   Company) 8
      (6)  (a)     Articles of Incorporation of the Company 2
           (b)     By-Laws of the Company 2
      (7)          Not Applicable
      (8)          Not Applicable
      (9)  (a)(i)  Participation Agreement among Franklin Templeton Variable
                   Insurance Products Trust, Franklin Templeton Distributors,
                   Inc. and Cova Financial Services Life Insurance Company dated
                   September 1, 2000, Amendment dated September 1, 2000;
                   Amendment dated March 1, 2001; Amendment dated May 1, 2001,
                   Amendment dated May 3, 2004; and Amendment dated June 5, 2007
                   9
              (ii) Amendment No. 6 dated October 2, 2009 11
           (b)     Participation Agreement between MetLife Investors Insurance
                   Company and MetLife Investors Series Trust 6
              (ii) Second Amendment 12
           (c)     Participation Agreement between MetLife Investors Insurance
                   Company and Metropolitan Series Fund, Inc. 10
           (d)     Net Worth Maintenance Agreement between MetLife, Inc. and
                   MetLife Investors Insurance Company (effective December 31,
                   2002) 7
           (e)     Guarantee Agreement (General American Life Insurance
                   Company) (June 1, 1995) 8
     (10)          Application Forms 1
  2.               See Exhibit 3(i)
  3.(i)            Opinion and Consent of Counsel
    (ii)           Opinion and Consent of J. Robert Hopson, FSA, MAAA 4
    (iii)          Opinion and Consent of Counsel of Missouri (Guarantor)
  4.               None
  5.               Inapplicable
  6.               Inapplicable
  7.       (i)     Powers of Attorney of MetLife Investors Insurance Company
           (ii)    Powers of Attorney of General American Life Insurance
                   Company (as Guarantor)
  8.               Inapplicable
  9.               Inapplicable
  10.              Inapplicable
  11.              Consents of Independent Registered Public Accounting Firm


1 Incorporated herein by reference to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed October 9, 1997.
2 Incorporated herein by reference to the MetLife Investors Variable Life Account One's Form S-6 Registration Statement, File No. 333-17963, filed December 16, 1996.

3 Incorporated herein by reference to MetLife Investors Variable Life Account Five's Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, File No. 333-37559, filed on November 13, 1997.
4 Incorporated herein by reference to Post-Effective Amendment No. 2 to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed April 30, 1999.
5 Incorporated herein by reference to Post-Effective Amendment No. 4 to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed February 8, 2001.

6 Incorporated herein by reference to Post-Effective Amendment No. 1 to MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4, (File No. 333-54358 and 811-05200) as filed April 30, 2003.

7 Incorporated herein by reference to Post-Effective Amendment No. 16 to the MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21, 2006.
8 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-138576) as filed November 9, 2006.

9 Incorporated herein by reference to Post-Effective Amendment No. 6 to MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 22, 2008.
10 Incorporated herein by reference to Post-Effective Amendment No. 12 to the Variable Account's Registration Statement on Form N-6 (File No. 333-69522 and 811-07971) as filed on April 22, 2008.
11 Incorporated herein by reference to Pre-Effective Amendment No. 1 to MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-160936 and 811-05200) as filed on November 2, 2009.
12 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Registration Statement on Form N-6 (File No. 333-160846) as filed on November 2, 2009.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant, MetLife Investors Variable Life Account One, has duly caused this
Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 30th day of October, 2009.


                                    MetLife Investors Variable Life Account One
                                     (Registrant)

                                        By:  MetLife Investors Insurance Company
                                               (Depositor)

                                        By:  /s/ Richard C. Pearson
                                             -----------------------------------
                                             Richard C. Pearson
                                             Vice President, Associate
                                             General Counsel
                                             and Secretary

Attest:
/s/ Jonnie L. Crawford
-------------------------
Jonnie L. Crawford

   Pursuant to the requirements of the Securities Act of 1933, MetLife Investors Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 30th day of October, 2009.


                                          MetLife Investors Insurance Company
(Seal)

Attest:                                   By:  /s/ Richard C. Pearson
         /s/ Jonnie L. Crawford                -------------------------------
         -------------------------------
         Jonnie L. Crawford                    Richard C. Pearson
                                               Vice President, Associate
                                               General Counsel and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons, in the capacities indicated, on October 30, 2009.


/s/ Michael K. Farrell *               Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
Michael K. Farrell

/s/ Susan A. Buffum *                  Director
-------------------------------------
Susan A. Buffum

/s/ Elizabeth M. Forget *              Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget

/s/ George Foulke *                    Director
-------------------------------------
George Foulke

/s/ Jay S. Kaduson *                   Director and Vice President
-------------------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *             Director and Vice President
-------------------------------------
Bennett D. Kleinberg

/s/ Richard C. Pearson *               Director, Vice President, Associate
-------------------------------------  General Counsel and Secretary
Richard C. Pearson

/s/ Paul A. Sylvester *                Director
-------------------------------------
Paul A. Sylvester

/s/ Jeffrey A. Tupper *                Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper

/s/ James J. Reilly *                  Vice President, Finance (Principal
-------------------------------------  Financial and Accounting Officer)
James J. Reilly

                                   By:  /s/ John E. Connolly, Jr.
                                        ----------------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 30th day of October, 2009.


                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                        (Guarantor)

                                        By:  /s/ Paul L. LeClair
                                             ----------------------------------
                                             Paul L. LeClair
                                             Vice President and Actuary


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on October 30, 2009.



Signature                                              Title

/s/ Michael K. Farrell*                Chairman of the Board, President and
-------------------------------------         Chief Executive Officer
Michael K. Farrell

/s/ Peter M. Carlson*                  Director, Executive Vice President and
-------------------------------------        Chief Accounting Officer
Peter M. Carlson

/s/ Todd B. Katz*                                    Director
-------------------------------------
Todd B. Katz

/s/ James L. Lipscomb*                               Director
-------------------------------------
James L. Lipscomb

/s/ Maria R. Morris*                                 Director
-------------------------------------
Maria R. Morris

/s/ Teresa Wynn Roseborough*                         Director
-------------------------------------
Teresa Wynn Roseborough

/s/ Eric T. Steigerwalt*                             Director,
-------------------------------------
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                                Director
-------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                               Director
-------------------------------------
Michael J. Vietri

/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------                officer)
James J. Reilly

                                             By:  /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr. Esq
                                                  Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT LIST



1.A.(1) (d)    Resolution of MetLife Investors Insurance Company Board of
               Directors authorizing the combining of MetLife Investors
               Variable Life Account Five into MetLife Investors Variable Life
               Account One

3.(i)          Opinion and Consent of Counsel

  (iii)        Opinion and Consent of Counsel of Missouri (Guarantor)

7.(i)          Powers of Attorney of MetLife Investors Insurance Company

  (ii) Powers of Attorney of General American Life Insurance Company (as Guarantor)

11.            Consents of Independent Registered Public Accounting Firm